xstrata

Securities and Exchange Commission
Filing Desk
Room 1004, Mail Stop 1 - 4
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

Tuesday, 31 January, 2006

Xstrata file number 82-34660

Please find attached all company announcement released by Xstrata during the months of October, November and December 2005.

Yours sincerely,

B. Mattenberger

Brigitte Mattenberger
Corporate Affairs

dw 4/17

xstrata
coal

NEWS RELEASE

ROLLESTON COAL MAKES FIRST SHIPMENT

Sydney, Tuesday 4 October 2005

Xstrata Coal Chief Executive, Peter Coates, announced today that Rolleston Coal commenced railings on the 3rd of October of coal bound for Japan out of the Port of Gladstone. This marks an important operational milestone for the open-cut thermal coal mine in Queensland's Bowen Basin.

The Rolleston project commenced mining operations last month, following the commissioning of the first dragline and coal handling facility. A second dragline is currently being relocated and will be ready to commence operations in the first quarter 2007. Further development of the mine infrastructure will continue for several months.

Mr. Coates said today: "We are proud to see the first coal railings and shipment from Rolleston, as are Xstrata Coal's Rolleston joint venture partners, Itochu and Sumitomo. Rolleston demonstrates Xstrata Coal's commitment to mining in Queensland and to bringing economic and employment benefits to the state and to our local communities.

"Furthermore, at a difficult period in construction with reported cost blowouts on major resource development projects, we are very pleased to see this project delivered on time and on budget."

Ian Cribb, Chief Operating Officer for Xstrata Coal Queensland, added: "The project team at Rolleston Coal should be commended. They pursued innovative solutions to a rapidly changing project construction market to ensure the project was brought in on time and on budget."

The Rolleston project will create approximately 150 long-term jobs at full production, with a further flow on effect of numerous jobs in the region. As part of its commitment to the community, Xstrata Coal will spend approximately $1.8 million on a community funding agreement over a three-year period with the local council that will bring many services and infrastructure benefits to the towns of Rolleston and Springsure and surrounding districts. Furthermore, as a result of the mine, additional improvements to the region's infrastructure will include the new multi-user railway line and an upgraded, more secure electricity supply.

ends

For further information:

Hilary Wilson
Corporate Affairs Manager
Xstrata Coal
M: +61 409 700 205
E: hwilson@xstratacoal.com

Xstrata release: Purchase of Shares by Batiss Investments

7 October, 2005.

Xstrata plc ("Xstrata") announces that it was advised by Batiss Investments Limited ("Batiss") yesterday that on 6 October, 2005 Batiss purchased 750,000 ordinary shares of USD 0.50 each in Xstrata at 1384.000 pence per share.

The purchase represents approximately 0.12 per cent. of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 27,525,976 shares, representing 4.35 per cent. of Xstrata's issued ordinary share capital.

Ends

xstrata

Xstrata release: Purchase of Shares by Batiss Investments

10 October, 2005.

Xstrata plc ("Xstrata") announces that it was advised by Batiss Investments Limited ("Batiss") on Friday that on 7 October, 2005 Batiss purchased 250,000 ordinary shares of USD 0.50 each in Xstrata at 1398.760 pence per share.

The purchase represents approximately 0.04 per cent. of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 27,775,976 shares, representing 4.35 per cent. of Xstrata's issued ordinary share capital.

Ends

xstrata

THE UNIVERSITY OF QUEENSLAND
AUSTRALIA

UNDER STRICT EMBARGO UNTIL 1130 (QLD TIME)

JOINT NEWS RELEASE

Xstrata Chair of Metallurgical Engineering established at UQ

Brisbane, 11 October 2005

The University of Queensland (UQ) and major global diversified mining group Xstrata announced funding today for the new Xstrata Chair of Metallurgical Engineering.

The announcement was made by the Queensland Minister for Natural Resources and Mines, The Hon. Henry Palaszczuk, MP, at the University's St Lucia campus.

The $1.5 million agreement, which was signed by UQ Vice-Chancellor Professor John Hay, AC, and Xstrata Copper Chief Executive Charlie Sartain, covers funding for the establishment of the Xstrata Chair of Metallurgical Engineering for the next 10 years, commencing in 2006.

The chair and UQ strategic funding will be used to oversee and guide the implementation of a new Bachelor of Engineering double major in Chemical and Metallurgical Engineering from 2006, encourage students to study metallurgy and further enhance the reputation of the University as a research leader in mining and metallurgical engineering.

UQ Vice-Chancellor Professor John Hay, AC, said UQ has a strong reputation as one of the leading universities in mining and metallurgical engineering in the world.

"To maintain this position, support from industry to ensure the quality of the teaching programs and graduates is essential," Professor Hay said.

"Xstrata has shown great vision in sponsoring the Chair of Metallurgical Engineering. This initiative moves the longstanding co-operation between Xstrata and UQ to a new level.

"The agreement will further strengthen engineering teaching and research, encouraging more students to study in the field.

"UQ's School of Engineering receives over $7 million per year in research funding related to the minerals industry. UQ also houses the headquarters of the Mining CRC, a $30 million per year co-operative research centre.

"Together with the research centres within the Sustainable Minerals Institute (SMI), this research critical mass places UQ as one of the world's top universities in minerals research."

Xstrata Copper Chief Executive Charlie Sartain said the agreement would help address the skills shortage facing the resources industry.

"Research has shown there is an annual shortfall of around 20 metallurgical engineering graduates in Australia each year," Mr Sartain said.

"Xstrata's agreement with UQ will help address the situation by increasing the number of metallurgy graduates from the University from five in 2004 to 20 by 2008.

"This is just one example of Xstrata's partnership approach with schools, universities, training bodies and government to help address the skills shortage and provide exciting career pathways for young people."

Mr Sartain said the agreement would also help Queensland remain a world leader in minerals processing technology.

"Many of Xstrata's own industry-leading minerals processing technologies, including IsaMill, ISA PROCESS and ISASMELT, were developed in Queensland," he said.

"These technologies, marketed by Xstrata Technology, are used all over the world and many UQ metallurgy graduates and staff were instrumental to their development."

UQ Head of the School of Engineering Professor Jim Litster said the initiative was undertaken following extensive consultation with the resources industry.

"This new Bachelor of Engineering program was developed in close consultation with the Queensland Resources Council and the Minerals Council of Australia," Professor Litster said.

"The program meets the industry's needs, while maintaining the flexibility the students want."

ends

Xstrata contacts

Sue Sara

Xstrata Copper Corporate Affairs

Telephone	+61 7 3295 7535
Mobile	+61 411 206 090
Email	suesara@xstrata.com.au

University of Queensland contacts

Professor Jim Litster

Head, UQ School of Engineering

Telephone	+61 7 3365 4498
Email	j.litster@eng.uq.edu.au

Elizabeth Kerr

UQ Communications

Mobile	+61 422 940 572
Email	e.kerr@uq.edu.au

Footage of Xstrata's north Queensland operations is available on request from Kate Campbell at Xstrata Copper (+61 421 611 523, +61 7 3295 7540, kcampbell@xstrata.com.au).

xstrata

Phelps Dodge chooses ISAMILL for Morenci Leach Project

Brisbane , 12 October 2005.

Phelps Dodge has chosen a 2.6 MW M10 000 IsaMill for its copper concentrate leaching facility being built at Morenci, Arizona. The Morenci project will be the world's first commercial scale chalcopyrite leach and direct electrowin facility. A single IsaMill will fine-grind the concentrate feed to the pressure leach step. The mill will operate in open circuit and will use screened river sand as grinding media.

Features of the IsaMill that are attractive to leaching applications are its large unit size, small footprint, simple maintenance, and tight size distribution produced in open circuit. The mill will be delivered in mid 2006.

For further information please contact:

Lindsay Clark
Business Manager Mineral Processing – Xstrata Technology
Telephone +61 7 3833 8510
Email lclark@xstratatech.com.au
Web. www.xstratatech.com

Phelps Dodge Corp . is one of the world's leading producers of copper and molybdenum, the largest producer of molybdenum-based chemicals and continuous-cast copper rod, and among the leading producers of magnet wire and carbon black. The company and its two divisions, Phelps Dodge Mining Co. and Phelps Dodge Industries, employ more than 15,000 people worldwide.

Xstrata Technology is a wholly owned subsidiary of Xstrata plc, a major global diversified mining group, listed on the London and Swiss stock exchanges and headquartered in Switzerland. For futher information about Xstrata plc please see www.xstrata.com.

The Xstrata Technology division develops, markets and supports technologies for the global mining, mineral processing and metals extraction industries. These technologies, originally developed for use in its own operations, are marketed for use by third parties.

xstrata

Xstrata release: Purchase of Shares by Batiss Investments

Zug, 14 October 2005

Xstrata plc ("Xstrata") announces that it was advised by Batiss Investments Limited ("Batiss") yesterday that on 13 October 2005 Batiss purchased 200,000 ordinary shares of USD 0.50 each in Xstrata at 1324.4527 pence per share.

The purchase represents approximately 0.03 per cent. of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 27,975,976 shares, representing 4.42 per cent. of Xstrata's issued ordinary share capital.

Ends

xstrata

Xstrata release: Purchase of Shares by Batiss Investments

Zug, 17 October 2005

Xstrata plc ("Xstrata") announces that it was advised by Batiss Investments Limited ("Batiss") on Friday that on 14 October, 2005 Batiss purchased 50,000 ordinary shares of USD 0.50 each in Xstrata at 1317.6800 pence per share.

The purchase represents approximately 0.01 per cent. of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 28,025,976 shares, representing 4.43 per cent. of Xstrata's issued ordinary share capital.

Ends

xstrata

Xstrata release: Purchase of Shares by Batiss Investments

Zug, 20 October 2005

Xstrata plc ("Xstrata") announces that it was advised by Batiss Investments Limited ("Batiss") yesterday that on 19 October 2005 Batiss purchased 300,000 ordinary shares of USD 0.50 each in Xstrata at 1309.1352 pence per share.

The purchase represents approximately 0.05 per cent. of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 28,325,976 shares, representing 4.48 per cent. of Xstrata's issued ordinary share capital.

Ends

xstrata

Xstrata release: Purchase of Shares by Batiss Investments

Zug, 21 October 2005

Xstrata plc ("Xstrata") announces that it was advised by Batiss Investments Limited ("Batiss") yesterday that on 20 October 2005 Batiss purchased 200,000 ordinary shares of USD 0.50 each in Xstrata at 1309.42 pence per share.

The purchase represents approximately 0.03 per cent. of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 28,525,976 shares, representing 4.51 per cent. of Xstrata's issued ordinary share capital.

Ends

xstrata

Xstrata release: Purchase of Shares by Batiss Investments

Zug, 24 October 2005

Xstrata plc ("Xstrata") announces that it was advised by Batiss Investments Limited ("Batiss") on Friday that on 21 October, 2005 Batiss purchased 200,000 ordinary shares of USD 0.50 each in Xstrata at 1295.33 pence per share.

The purchase represents approximately 0.03 per cent. of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 28,725,976 shares, representing 4.54 per cent. of Xstrata's issued ordinary share capital.

Ends

xstrata

Xstrata release: Purchase of Shares by Batiss Investments

26 October, 2005.

Xstrata plc ("Xstrata") announces that it was advised by Batiss Investments Limited ("Batiss") yesterday that on 25 October, 2005 Batiss purchased 250,000 ordinary shares of USD 0.50 each in Xstrata at 1319.2800 pence per share.

The purchase represents approximately 0.04 per cent. of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 28,975,976 shares, representing 4.58 per cent. of Xstrata's issued ordinary share capital.

Ends

xstrata

News Release: Xstrata Copper Presentation to Analysts

Zug, 27 October 2005
Xstrata plc will today host a presentation to the investment market on the Group's copper business. A live webcast of the event will be shown from the company's website at 9.30am BST. Presentation slides and an archived webcast of the event will also be available from www.xstrata.com.
ends

Xstrata contacts

Claire Bithell
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cbithell@xstrata.com

Brigitte Mattenberger
Telephone +41 41 726 6071
Mobile +41 79 381 1823
Email bmattenberger@xstrata.com

xstrata

Xstrata release: Purchase of Shares by Batiss Investments

7 November, 2005.

Xstrata plc ("Xstrata") announces that it was advised by Batiss Investments Limited ("Batiss") on Friday that on 4 November, 2005 Batiss purchased 90,000 ordinary shares of USD 0.50 each in Xstrata at 1300.0000 pence per share.

The purchase represents approximately 0.01 per cent. of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 29,065,976 shares, representing 4.60 per cent. of Xstrata's issued ordinary share capital.

Ends

Xstrata release: Purchase of Shares by Batiss Investments

8 November, 2005

Xstrata plc ("Xstrata") announces that it was advised by Batiss Investments Limited ("Batiss") yesterday that on 7 November, 2005 Batiss purchased 300,000 ordinary shares of USD 0.50 each in Xstrata at 1287.9240 pence per share.

The purchase represents approximately 0.05 per cent. of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 29,365,976 shares, representing 4.64 per cent. of Xstrata's issued ordinary share capital.

Ends

xstrata

Xstrata release: Purchase of Shares by Batiss Investments

17 November, 2005.

Xstrata plc ("Xstrata") announces that it was advised by Batiss Investments Limited ("Batiss") yesterday that on 16 November, 2005 Batiss purchased 85,000 ordinary shares of USD 0.50 each in Xstrata at 1298.3700 pence per share.

The purchase represents approximately 0.01 per cent. of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 29,450,976 shares, representing 4.66 per cent. of Xstrata's issued ordinary share capital.

Ends

Xstrata File
Number 82-34660

JOINT NEWS RELEASE

XSTRATA-MERAFE CHROME VENTURE TO INCREASE ORE AGGLOMERATION CAPACITY

Rustenburg, 28 November 2005

The Xstrata-Merafe Chrome Venture ("the Chrome Venture") will construct a chrome ore agglomeration facility at its Wonderkop site, named Project Bokamoso.

The agglomeration facility will be based on the Outokumpu technology currently employed at the Chrome Venture's Boshoek operation. The total project cost of US$125 million comprises the construction of the agglomeration facility and related infrastructure development. The Project consists of the erection and commissioning of two sintering and pelletising plants with a combined production capacity of ca.1.2 million tonnes per annum.

The additional agglomeration capacity will enhance mining and operational efficiencies, reduce operating costs for the Western smelting operations, improve environmental performance and enhance operational flexibility. Construction is expected to commence in Q1 2006, with the plant commissioning starting in Q2 2007. The plant is expected to reach full capacity by the end of 2007.

Peet Nienaber, CEO of Xstrata Alloys said; "This project will deliver significant cost efficiencies, allowing the Xstrata-Merafe Chrome Venture to consolidate further its position as a highly cost-efficient chrome producer while improving our operations' environmental footprint."

Steve Phiri, CEO of Merafe Resources said, "We are delighted to announce Project Bokamoso which will increase chrome ore agglomeration capacity at a relatively low capital cost and within 2 years of commencing construction. This represents a cost efficient method of using the fines already produced from our mining operations to increase capacity and further improve the efficiency of our operations."

ends

Xstrata Contacts

Claire Divver
Telephone +44 20 7968 2871
Mobile +44 7785 278294
Email cdivver@xstrata.com

Etienne du Preez
Telephone +27 14 590 2356
Fax +27 14 590 2326
Email edupreez@xstrata.co.za

Brigitte Mattenberger
Telephone +41 41 726 6071
Mobile +41 793 811 823
Email bmattenberger@xstrata.com

xstrata coal

NEWS RELEASE

XSTRATA COAL'S MT OWEN MINE WINS 2005 HUNTER-CENTRAL RIVERS COAL INDUSTRY ENVIRONMENTAL AWARD

Wednesday, 30 November 2005

Xstrata Coal's Mt Owen Mine (Mt Owen) has won the 2005 Hunter-Central Rivers Coal Industry Environmental Award. The Award, hosted by the Hunter-Central Rivers Catchment Management Authority, is the only award in New South Wales that recognises and rewards the mining industry for excellence in environmental management.

Mt Owen received the Award for its leading Biodiversity Management Programme, which implements innovative practices to help conserve and enhance biodiversity values in the Upper Hunter Valley. The key components of Mt Owen's Biodiversity Management Programme include a biodiversity offset strategy, progressive rehabilitation of disturbed areas to native woodland, a flora and fauna management programme including comprehensive monitoring, and ongoing research on native forest restoration.

Mt Owen is an open-cut coal mine located midway between the townships of Singleton and Muswellbrook in the Upper Hunter Valley. Mt Owen is owned and managed by Hunter Valley Coal Corporation (HVCC), a wholly-owned subsidiary of Xstrata Coal. The mine is operated by Thiess Pty Limited under a partnering agreement with HVCC.

Mt Owen is a unique operation as it is mining through an area of the Ravensworth State Forest (RSF). Mt Owen's commitment to rehabilitate the forest prompted the mine to establish a partnership with the University of Newcastle to assist it in identifying the best practical methods to establish sustainable native woodland and forest communities on mined land.

"We are very proud to receive this award acknowledging Mt Owen's best practice Biodiversity Management Programme," said Mick Buffier, Chief Operating Officer Xstrata Coal New South Wales.

"Mt Owen demonstrates that mines can go beyond compliance in the area of environmental management. For example, the Programme provides for "immediate like for like" replacement of habitat disturbed by mining, which sets a new industry benchmark for biodiversity offsets. In the long term the programme will provide native woodland some five times larger than the original woodland community. That is an enduring legacy for Mt Owen."

ends

For further information

Hilary Wilson

Telephone	+61 (0) 2 9253 6789
Mobile	+61 (0) 409 700 205
Email	hwilson@xstratacoal.com

www.xstrata.com

Xstrata File
Number 82-34660

xstrata
technology

NEWS RELEASE

XSTRATA TECHNOLOGY ISSUES FIRST ALBION PROCESS TECHNOLOGY LICENCE

Brisbane, 9 December 2005

Xstrata Technology, together with Highlands Pacific and OMRD Frieda (a Japanese consortium), have signed the first Albion Process Technology licence agreement with Dominicana Gold Proprietary Limited, a 100% owned subsidiary of EnviroGold Limited.

Albion Process testwork on samples from the Las Lagunas tailings dam in the Domincian Republic has demonstrated that the Albion Process can achieve high gold and silver recoveries on a cost competitive basis and has given EnviroGold the confidence to select the technology for its proposed project to retreat tailings material.

Core Resources, the global marketing agent for the Albion Process technology, has facilitated discussions on the licence terms over the last few months and is looking forward now to supporting Xstrata and EnviroGold on the feasibility study and project development.

The Albion Process uses atmospheric leaching after ultrafine grinding to recover base and precious metals from refractory ores. It was developed over 12 years of research and piloting at Xstrata's Hydrometallurgical Research Laboratories (previously owned by MIM) at Albion in Brisbane.

EnviroGold's Chairman Brian Johnson commented: "We are happy to have secured an Albion Process Technology licence for the Las Lagunas Project and are looking forward to taking the project through the final feasibility study and into production".

EnviroGold intends to spend approximately US$1.5 million on final metallurgical testwork and plant and tailings dam design, between December 2005 and June 2006. Subject to financing, the Company should be in a position to commence construction at the beginning of the dry season in the Dominican Republic around October 2006, with commissioning of the plant in May 2007.

Further information about the Albion Process is available from a dedicated website: www.albionprocess.com.

Ends

Xstrata contacts

Joe Pease
General Manager Xstrata Technology
Telephone +61 7 3833 8500
Fax +61 7 3833 8555
Email jpease@xstrata.com.au

Mike Hourn
Hydrometallurgy Manager
Xstrata Technology
Telephone +61 7 3262 5926
Email mhourn@xstrata.com.au

Core Resources contacts

Jonathan Loraine
Core Resources Pty Ltd
Email info@albionprocess.com
Web: www.albionprocess.com

Peter Rohner
Core Resources Pty Ltd
Telephone +61 7 3871 0531

About Xstrata Technology

Xstrata Technology is a wholly owned subsidiary of Xstrata plc, a major global diversified mining group, listed on the London and Swiss stock exchanges and headquartered in Switzerland. For further information about Xstrata plc please see www.xstrata.com.

Xstrata Technology develops, markets and supports technologies for the global mining, mineral processing and metals extraction industries. These technologies, originally developed for use in own operations, are marketed for use by third parties. The division also provides metallurgical services to both industry customers and within the Xstrata Group.

McArthur River Mining

NEWS RELEASE

SUPPLEMENTARY ENVIRONMENTAL IMPACT STATEMENT

Darwin, 13 December 2005

McArthur River Mining (MRM) has today lodged a Supplementary Environmental Impact Statement, as part of the statutory process to respond to issues raised during the public consultation process for the conversion of the mine from underground to open pit mining.

The Supplementary EIS follows a ten week public review period for a draft Environmental Impact Statement covering the proposed $66 million conversion of the zinc-lead mine.

MRM General Manager Brian Hearne said 13 submissions were received in the public review.

"Submissions were received from government departments and some community-based organisations and contained some useful suggestions, mainly about environmental monitoring," Mr Hearne said.

"The environmental assessment has been an exhaustive process, involving many scientific studies. We are determined to uphold the highest standards of environmental management and performance at McArthur River."

Of the more than 150 topics raised through the submissions, the most frequent related to the rechannelling of the McArthur River, potential impacts on the river and marine environments and the security of the tailings and overburden facilities.

"MRM has listened to the feedback through the draft EIS process," Mr Hearne said.

"As a result, we plan to undertake even more environmental testing and monitoring in addition to our already extensive monitoring program."

MRM has also produced additional information for the community to explain its environmental monitoring program in response to the concerns of people from the Sir Edward Pellew Islands about potential pollution off the Borroloola coast.

"We appreciate that people are concerned about the health of turtles and dugong," Mr Hearne said.

"Tests are conducted annually by Charles Darwin University on seagrass, oysters and molluscs around Bing Bong Port, as well as tests of sediment at the mouth of the McArthur River. Both show there has been no pollution from the mine and we do not anticipate that a change of mining method would have any negative impact.

"To reassure people, we propose to expand our annual marine testing program with Charles Darwin University and to work closely with the Amateur Fishermen's Association of the Northern Territory (AFANT) to conduct regular tests on fish species in the river and estuary. We will also fund research into the habitats and behaviour of the freshwater sawfish, a threatened species believed to inhabit rivers in the area."

If the Environmental Impact Statement is approved, MRM will also consult with the Government and other stakeholders about a proposed Biodiversity Offsets strategy, whereby an area of land would be set aside for conservation, to offset any environmental impact of the mine.

The planned move from underground to open cut mining would extend the life of the MRM mine by 25 years and provide continued employment for 270 people.

"The $66 million open cut development is the only way to access MRM's significant ore reserves and secure the future of the mine," Mr Hearne said.

The draft EIS was lodged on 12 August 2005 and was then subject to a 10-week public review period.

In preparation for the move to open cut mining, MRM has been working with Aboriginal people from the Mabunji Aboriginal Resource Association on a seed collecting program, to aid rehabilitation of disturbed areas.

For further information about McArthur River and the proposed change of mining method, see http://www.mcarthurriver.com.au.

ends

For further information

Email: mrmprojenq@xstrata.com.au
http://www.mcarthurriver.com.au
Project helpline: 1800 211 573

Xstrata contacts

Northern Territory
Jane Munday, Michels Warren Munday
Mobile +61 (0)427 880 083
Email jane@quanxi.com.au

UK
Claire Divver, Xstrata
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cdivver@xstrata.com

Australia
Jo Pafumi, Rowland Communication
Telephone +61 (0)7 3229 4499
Mobile +61 (0)411 759 683
Email jpafumi@rowlandqld.com.au

About MRM

McArthur River Mine (MRM), which is 900 kilometres south-east of Darwin near the Gulf of Carpentaria, opened in 1995 and contributes both directly and indirectly around $350 million annually to the Northern Territory economy. MRM is wholly owned by Xstrata Zinc.

MRM provides a training and employment programme that includes pre-vocational training, traineeships, apprenticeships and jobs for local Aboriginal people. MRM also brings benefits to traditional owners and the local community through sponsorships and donations valued at approximately $50,000 per annum.

MRM has a measured and indicated ore resource of greater than 120 million tonnes, equating to over 85 years of production at current levels. In 2004, MRM processed some 1.4 million tonnes of ore on site, producing 120,500 tonnes of zinc in concentrate and 26,200 tonnes of lead in concentrate, which is shipped overseas through Bing Bong Port, 120 kilometres from the mine. The *Aburri* barge at Bing Bong is operated by Carpentaria Shipping Services, a joint venture between P&O and MAWA, representing four Aboriginal groups in the Borroloola region.

As part of the approval process of its current Mine Management Plan by the Northern Territory Government's Department of Business, Industry and Resource Development, MRM had to satisfy the Office of Environment and Heritage that the development will address a range of environmental and social issues associated with the test pit. This will cover an area of six hectares and will reach a depth of 40 metres.

About Xstrata Zinc

Xstrata is one of the world's largest producers of zinc concentrates and refined zinc. Over half of all zinc currently consumed is used for galvanizing steel, which is a highly cost-effective and environmentally friendly method of protecting steel against corrosion. Zinc also finds application in the manufacture of die-cast alloys, brass and the production of zinc oxides and chemicals.

Xstrata's zinc and lead operations are located in northern Spain, northern Germany, Australia and the UK. They comprise: the San Juan de Nieva zinc smelter and the Arnao zinc semis plant in Asturias, Spain; the Hinojedo roasting plant in Cantabria, Spain; the Nordenham zinc smelter near Bremerhaven in northern Germany; the Mount Isa, George Fisher-Hilton and Black Star zinc-lead mines in Queensland, Australia; McArthur River zinc-lead mine in the Northern Territory, Australia; and the Northfleet lead refinery located in UK.

Xstrata Zinc produced some 312,000 tonnes of zinc in concentrate and 646,000 tonnes of zinc metal in 2004.

xstrata

Company Announcement: AXA Disclosable Interests in Xstrata

Zug, 15 December 2005

Xstrata plc ("Xstrata") announces that it was notified by AXA Investment Managers UK Limited ("AXA") yesterday that AXA has increased its beneficial interest to 1,928,270 shares or 0.3% and its non-beneficial interest to 67,723,389 shares or 10.70% of the issued share capital of Xstrata.

As a consequence, the current total shareholding in Xstrata of AXA is 69,651,659 ordinary shares of US$0.50 each, representing 11.01% of Xstrata's ordinary issued share capital.

(For information, AXA's previous notified holding was 10.05%.)

Ends

Company Announcement: Fidelity Disclosable Interests in Xstrata

Zug, 23 December 2005

Xstrata Plc ("Xstrata") announces that it was notified by Fidelity Investments yesterday that FMR Corp and Fidelity International Limited have decreased their holdings to 9,420,600 and 9,006,569 ordinary shares of US$0.50 each. This represents 1.48% and 1.42% respectively of Xstrata's ordinary issued share capital.

As a consequence, the current total shareholding in Xstrata of Fidelity Investments is 18,427,169 ordinary shares of US$0.50 each, representing 2.92% of Xstrata's ordinary issued share capital.

Ends

(For information, the previous disclosed shareholding of Fidelity Investments in Xstrata was 3.86%)

Ends

Xstrata File
Number 82-34660

CONSOLIDATED RESULTS (includes minority interests)

$m	**Year ended 31.12.05**	Year ended 31.12.04
Alloys	1,115.5	953.0
Coal	3,400.4	2,693.4
Copper	2,007.8	1,598.3
Zinc	1,448.9	1,165.3
Technology	77.2	52.4
Total Group Revenue	**8,049.8**	**6,462.4**
Attributable Total Group Revenue	*7,228.3*	*5,980.2*
Alloys	349.9	203.0
Coal	1,346.5	916.0
Copper*	1,131.1	856.7
Zinc	303.1	145.5
Technology	13.5	19.2
Share of earnings from Falconbridge	21.0	-
Corporate and unallocated	(62.0)	(75.0)
Total Group EBITDA	**3,103.1**	**2,065.4**
Attributable Total Group EBITDA	*2,715.3*	*1,769.0*
Alloys	(29.9)	(25.0)
Coal	(267.2)	(248.2)
Copper	(209.7)	(212.4)
Zinc	(64.4)	(66.4)
Technology	(3.4)	(3.7)
Corporate and unallocated	(3.9)	(5.1)
Depreciation & Amortisation	**(578.5)**	**(560.8)**
Attributable Total Group Depreciation & Amortisation	*(510.2)*	*(490.6)*
Alloys	(2.9)	(6.8)
Copper	(1.9)	-
Technology	(0.3)	-
Impairment of assets	**(5.1)**	**(6.8)**
Attributable Total Group impairments	*(5.1)*	*(6.8)*
Alloys	317.1	171.2
Coal	1,079.3	667.8
Copper*	919.5	644.3
Zinc	238.7	79.1
Technology	9.8	15.5
Share of earnings from Falconbridge	21.0	-
Corporate and unallocated	(65.9)	(80.1)
Total Group EBIT	**2,519.5**	**1,497.8**
Attributable Total Group EBIT	*2,200.0*	*1,271.6*
*Excludes share of results from associates		

Unaudited Consolidated Balance Sheet
As at 31 December 2005

US$m	2005	2004*
Assets		
Non-current assets		
Intangible assets	1,430.0	1,523.9
Property, plant and equipment	7,945.1	8,128.5
Biological assets	13.1	32.2
Inventories	71.0	83.2
Trade and other receivables	57.1	61.1
Investments in associates	43.9	48.9
Available-for-sale financial assets	2,324.8	-
Derivative financial assets	8.9	-
Other financial assets	56.3	77.2
Pension asset	2.6	2.7
Prepayments	15.5	15.9
Deferred tax assets	6.7	2.0
Other assets	141.0	73.4
	12,116.0	10,049.0
Current assets		
Inventories	890.7	825.9
Trade and other receivables	1,138.3	794.0
Prepayments	98.8	103.9
Derivative financial assets	16.9	-
Other financial assets	34.5	53.8
Cash and cash equivalents	524.1	459.6
	2,703.3	2,237.2
Total assets	14,819.3	12,286.2

* As restated for the effect of the transition to IFRS with the exception of IAS 32 and IAS 39 whereby financial instruments and hedges have continued to be accounted for under UK GAAP prior to 1 January 2005

Unaudited Consolidated Balance Sheet (continued)

As at 31 December 2005

US$m	2005	2004*
Equity and liabilities		
Capital and reserves - attributable to equity holders of Xstrata plc		
Issued capital	316.3	315.8
Share premium	2,500.1	2,481.5
Own shares	(616.2)	(91.7)
Convertible borrowings - equity component	119.5	-
Other reserves	3,053.5	3,490.1
Retained earnings	2,191.8	622.9
	7,565.0	6,818.6
Minority interests	572.2	506.6
Total equity	8,137.2	7,325.2
Non-current liabilities		
Trade and other payables	10.4	15.7
Interest-bearing loans and borrowings	1,532.8	1,232.7
Convertible borrowings	858.3	590.4
Derivative financial liabilities	60.7	-
Provisions	457.7	480.3
Pension deficit	23.7	27.7
Deferred tax liabilities	1,338.7	1,357.7
Other liabilities	9.7	6.2
	4,292.0	3,710.7
Current liabilities		
Trade and other payables	945.8	788.8
Interest-bearing loans and borrowings	744.1	108.5
Derivative financial liabilities	232.9	-
Provisions	113.7	94.7
Income taxes payable	342.6	238.7
Other liabilities	11.0	19.6
	2,390.1	1,250.3
Total liabilities	6,682.1	4,961.0
Total equity and liabilities	14,819.3	12,286.2

* As restated for the effect of the transition to IFRS with the exception of IAS 32 and IAS 39 whereby financial instruments and hedges have continued to be accounted for under UK GAAP prior to 1 January 2005

Unaudited Consolidated Cash Flow Statement

For the year ended 31 December 2005

US$m	2005	2004
Profit before taxation (continuing operations)	2,461.9	1,441.1
Adjustments for:		
Profit before tax from discontinued operations	3.7	(1.6)
Finance income	(124.2)	(119.7)
Finance cost	171.5	177.7
Share of results from associates	(23.4)	-
Profit on sale of investments	-	(10.2)
Profit on sale of discontinued operations	(3.7)	-
Net profit on disposal of property, plant and equipment	(15.9)	(4.2)
Impairment of assets	5.1	6.8
Depreciation	571.8	555.9
Amortisation	6.7	6.5
Share-based compensation plans	31.4	14.8
Decrease/(increase) in trade and other receivables	(333.8)	(258.0)
Decrease/(increase) in other assets	(80.3)	(24.6)
Decrease/(increase) in inventories	(125.4)	(36.6)
Increase/(decrease) in trade and other payables	236.2	64.8
Increase/(decrease) in provisions	8.6	(16.6)
Other non-cash movements	(10.3)	(11.2)
Cash generated from operations	2,779.9	1,784.9
Income tax paid	(380.2)	(57.6)
Interest paid	(115.8)	(101.5)
Interest received	24.3	10.8
Dividends received - associates	7.5	-
Dividends received – other	9.2	1.6
Net cash flow from operating activities	2,324.9	1,638.2
Purchase of property, plant and equipment	(858.2)	(518.4)
Proceeds from sale of property, plant and equipment	10.8	15.2
Purchase of intangible assets	(8.7)	(2.8)
Purchase of available-for-sale financial assets	(1,472.0)	-
Purchase of investments	-	(3.3)
Payments to joint venture partner	(7.3)	-
Proceeds from sale of investments	-	12.1
Repayments from joint venture partner	7.3	-
Acquisition of subsidiaries, net of cash acquired	(60.3)	-
Disposal of subsidiaries, net of cash disposed	25.2	73.4
Net cash flow used in investing activities	(2,363.2)	(423.8)
Purchase of own shares	(521.6)	(51.3)
Disposal of own shares	24.9	0.4
Proceeds from interest bearing loans and borrowings	1,295.0	960.0
Interest bearing loans and borrowings issue costs	(17.3)	(4.6)
Repayment of interest bearing loans and borrowings	(348.6)	(1,648.8)
Payment of finance lease liabilities	(8.0)	(6.9)
Dividends paid to equity holders of the parent	(154.2)	(133.8)
Dividends paid to minority interests	(148.2)	(43.1)
Redemption of minority interests	-	(81.0)
Net cash flow from (used in) financing activities	122.0	(1,009.1)
Net increase/(decrease) in cash and cash equivalents	83.7	205.3
Net foreign exchange difference	(13.5)	6.6
Cash and cash equivalents at 1 January	451.2	239.3
Cash and cash equivalents at 31 December	521.4	451.2

Unaudited Consolidated Statement of Recognised Income and Expenses

For the year ended 31 December 2005

US$m	2005	2004
Income and expenses recognised directly in equity:		
Actuarial gains/(losses) on defined benefit pension plans	0.8	(6.4)
Gains on available-for-sale financial assets	397.5	-
Loss on cash flow hedges	(314.0)	-
Foreign currency translation differences	(580.7)	536.5
Hedge of net investments	-	40.9
	(496.4)	571.0
Transfers to the income statement:		
Cash flow hedges	128.6	-
Recycled foreign currency translation net gains	(67.2)	(68.6)
	(435.0)	502.4
Tax on items taken directly to or transferred from equity	(6.0)	-
Net income/(expense) recognised directly in equity	(441.0)	502.4
Profit for the year	1,922.9	1,225.3
Total recognised income and expense for the year	1,481.9	1,727.7
Attributable to:		
Equity holders of the parent	1,268.1	1,570.5
Minority interests	213.8	157.2
	1,481.9	1,727.7
First time adoption of IAS 32/IAS 39*:		
Available-for-sale financial assets (Other reserves)	1.3	-
Cash flow hedges (Other reserves)	12.2	-
Convertible borrowings - recognition of equity component	63.4	-
Interest rate swap hedging adjustment (Retained earnings)	1.2	-
Convertible bond amortised cost adjustment (Retained earnings)	(10.0)	-
Deferred tax (Other reserves)	(11.0)	-
Effects of changes in accounting policy	57.1	-
Attributable to:		
Equity holders of the parent	57.1	-
Minority interests	-	-
	57.1	-

* The effect of implementing IAS 32 and 39 is the recognition of US$63.4 million for the equity component of the convertible borrowings, an increase in other reserves of US$2.5 million and reduction in retained earnings of US$8.8 million.

Notes

The Group has previously prepared its financial statements under UK generally accepted accounting principles (UK GAAP). From 1 January 2005, the Group is required to prepare its consolidated financial statements in accordance with IFRS as adopted by the European Union (EU). For the purposes of this document, the term IFRS includes standards issued by the International Accounting Standards Board and interpretations by the International Financial Reporting Interpretations Committee as adopted by the European Union (EU).

The financial statements for the year ended 31 December 2005 will be the first annual financial statements prepared in accordance with IFRS. A description of how the Group's reported performance and financial position are affected by this change, including reconciliations from UK GAAP to IFRS for the prior year's results and revised summary of significant accounting policies under IFRS, was published in the 2005 Interim Report. Updated reconciliations from UK GAAP to IFRS for the transition date of 1 January 2004 and the year ended 31 December 2004 are included in this document. These reconciliations provide details of changes made since the reconciliations were published in the 2005 Interim report.

As permitted under IFRS 1 ' First time adoption of International Financial Reporting Standards' management has elected not to restate comparative information for the financial instrument standards IAS 32 and IAS 39. A restatement of the opening balance sheet at 1 January 2005 to present the Group's 2005 opening position under IAS 32 and IAS 39 was published in the 2005 Interim Report. This reconciliation has remained consistent with the information presented in the 30 June 2005 interim report except that:

- The adjustment to recognise available-for-sale financial assets has decreased by US$82.3 million due to the early adoption of IFRIC 5 and the accounting for the rehabilitation trust fund as an Other financial asset and the classification of coal port assets in Australia (refer above). This has no net effect on total financial assets.
- Commodity hedge assets of US$29.8 million have been derecognised with an adjustment to Other reserves, as they had incorrectly recorded on adoption of IAS 32 and IAS 39.
- The fair value of the interest rate swap adjusted against the convertible borrowings has decreased by US$1.2 million with an adjustment against retained earnings.
- Derivative financial assets and liabilities have been separately disclosed.

The unaudited financial information for the years ended 31 December 2005 and 31 December 2004 contained in this document does not constitute statutory accounts as defined in section 240 of the Companies Act 1985. The financial information for the year ended 31 December 2005 and 31 December 2004 have been extracted from the unaudited financial statements of Xstrata plc which will be delivered to the Registrar of Companies in due course. The auditors have issued an unqualified opinion on the Group's statutory financial statements under UK GAAP for the year ended 31 December 2004, which have been filed with the Registrar of Companies.

Non-trading items

Non-trading items represent material items of income and expense which due to their nature or expected infrequency of the events giving rise to them, are presented separately on the face of the income statement to give a better understanding to shareholders of the elements of financial performance in the year, so as to facilitate comparison with prior periods and to assess better trends in financial performance. Non-trading items include but are not limited to acquisition costs which have not been capitalised, profits and losses on sale of investments, profits and losses from the sale of operations, recycled gains and losses from the foreign currency translation reserve, restructuring and closure costs, loan issue costs written-off on facility refinancing and the related tax impacts for these items.

Segmental Analysis

The Group's primary reporting format is business segments and its secondary format is geographical segments. The operating businesses are organised and managed separately according to the nature of the products produced, with each segment representing a strategic business unit that offers different products and serves different markets. The Group's geographical segments are determined by location of the Group's assets and operations. There are no transactions between business segments.

Business segments

The following tables present revenue and profit information regarding the Group's business segments for the years ended 31 December 2005 and 2004.

For the year ended 31 December

US$m	Before non-trading items	Non-trading items	2005	Before non-trading items	Non-trading items	2004
Revenue						
External parties:						
Coal - Thermal	2,863.7	-	2,863.7	2,335.1	-	2,335.1
Coal - Coking	536.7	-	536.7	358.3	-	358.3
Coal	3,400.4	-	3,400.4	2,693.4	-	2,693.4
Chrome	797.5	-	797.5	819.3	-	819.3
Vanadium	318.0	-	318.0	133.7	-	133.7
Copper	2,007.8	-	2,007.8	1,598.3	-	1,598.3
Zinc Lead	1,448.9	-	1,448.9	1,165.3	-	1,165.3
Technology	77.2	-	77.2	52.4	-	52.4
Revenue (continuing operations)	8,049.8	-	8,049.8	6,462.4	-	6,462.4
Revenue (discontinued operations):						
Forestry	-	-	-	2.9	-	2.9
Total	8,049.8	-	8,049.8	6,465.3	-	6,465.3

US$m	Before non-trading items	Non-trading items	2005	Before non-trading items	Non-trading items	2004
Profit before interest, taxation, depreciation and amortisation (EBITDA)						
Coal – Thermal	1,066.1	-	1,066.1	769.6	-	769.6
Coal – Coking	278.0	-	278.0	144.1	-	144.1
Coal	1,344.1	-	1,344.1	913.7	-	913.7
Chrome	168.8	-	168.8	168.9	-	168.9
Vanadium	181.1	-	181.1	34.1	(0.6)	33.5
Copper	1,131.1	-	1,131.1	856.7	-	856.7
Zinc Lead	303.1	-	303.1	145.5	-	145.5
Technology	13.5	-	13.5	19.2	-	19.2
Unallocated	(62.0)	(10.3)	(72.3)	(75.0)	(8.4)	(83.4)
Segment EBITDA (continuing operations)	3,079.7	(10.3)	3,069.4	2,063.1	(9.0)	2,054.1
Share of results from associates (net of tax, continuing operations):						
Coal	2.4	-	2.4	2.3	-	2.3
Copper	15.9	-	15.9	-	-	-
Unallocated	5.1	-	5.1	-	-	-
Profit on sale of investments (continuing operations):						
Copper	-	-	-	-	10.2	10.2
EBITDA (continuing operations)	3,103.1	(10.3)	3,092.8	2,065.4	1.2	2,066.6
EBITDA (discontinued operations):						
Forestry	-	-	-	0.1	-	0.1
Profit on sale of discontinued operations:						
Forestry	-	3.7	3.7	-	-	-
Total	3,103.1	(6.6)	3,096.5	2,065.5	1.2	2,066.7

US$m	Before non-trading items	Non-trading items	2005	Before non-trading items	Non-trading items	2004
Profit before interest and taxation (EBIT)						
Coal - Thermal	833.4	-	833.4	553.9	-	553.9
Coal - Coking	243.5	-	243.5	111.6	-	111.6
Coal	1,076.9	-	1,076.9	665.5	-	665.5
Chrome	141.5	-	141.5	148.9	-	148.9
Vanadium	175.6	-	175.6	22.3	(0.6)	21.7
Copper	919.5	-	919.5	644.3	-	644.3
Zinc Lead	238.7	-	238.7	79.1	-	79.1
Technology	9.8	-	9.8	15.5	-	15.5
Unallocated	(65.9)	(10.3)	(76.2)	(80.1)	(8.4)	(88.5)
Segment EBIT (continuing operations)	2,496.1	(10.3)	2,485.8	1,495.5	(9.0)	1,486.5
Share of results from associates (net of tax, continuing operations):						
Coal	2.4	-	2.4	2.3	-	2.3
Copper	15.9	-	15.9	-	-	-
Unallocated	5.1	-	5.1	-	-	-
Profit on sale of investments (continuing operations):						
Copper	-	-	-	-	10.2	10.2
EBIT (continuing operations)	2,519.5	(10.3)	2,509.2	1,497.8	1.2	1,499.0
Finance income			124.2			119.7
Finance expense			(171.5)			(177.6)
Profit before taxation			2,461.9			1,441.1
Income tax expense			(542.7)			(213.7)
Profit from continuing operations			1,919.2			1,227.4
EBIT (discontinued operations):						
Forestry			-			(1.5)
Finance costs (discontinued operations):						
Forestry			-			(0.1)
Profit on sale of discontinued operations:						
Forestry			3.7			-
Income tax expense (discontinued operations):						
Forestry			-			(0.5)
Total			1,922.9			1,225.3

Geographical segments

The following tables present revenue and profit information regarding the Group's geographical segments for the years ended 31 December 2005 and 2004.

For the year ended 31 December

US$m	Before non-trading items	Non-trading items	2005	Before non-trading items	Non-trading items	2004
Revenue by origin						
External parties:						
Africa	1,905.7	-	1,905.7	1,621.3	-	1,621.3
Americas	849.5	-	849.5	724.2	-	724.2
Australia	4,086.0	-	4,086.0	3,202.4	-	3,202.4
Europe	1,208.6	-	1,208.6	914.5	-	914.5
Revenue (continuing operations)	8,049.8	-	8,049.8	6,462.4	-	6,462.4
Revenue (discontinued operations):						
Americas	-	-	-	2.9	-	2.9
Total	8,049.8	-	8,049.8	6,465.3	-	6,465.3
Revenue by destination						
External parties:						
Africa	236.4	-	236.4	274.4	-	274.4
Americas	710.9	-	710.9	313.6	-	313.6
Asia	3,391.0	-	3,391.0	2,882.5	-	2,882.5
Australia	655.3	-	655.3	556.3	-	556.3
Europe	2,964.0	-	2,964.0	2,328.1	-	2,328.1
Middle east	92.2	-	92.2	107.5	-	107.5
Revenue (continuing operations)	8,049.8	-	8,049.8	6,462.4	-	6,462.4
Revenue (discontinued operations):						
Americas	-	-	-	2.9	-	2.9
Total	8,049.8	-	8,049.8	6,465.3	-	6,465.3

US$m	Before non-trading items	Non-trading items	2005	Before non-trading items	Non-trading items	2004
EBITDA						
Africa	620.5	-	620.5	386.3	(0.6)	385.7
Americas	543.8	-	543.8	487.7		487.7
Australia	1,799.8		1,799.8	1,162.7	-	1,162.7
Europe	177.6		177.6	101.4	-	101.4
Unallocated	(62.0)	(10.3)	(72.3)	(75.0)	(8.4)	(83.4)
Segment EBITDA (continuing operations)	3,079.7	(10.3)	3,069.4	2,063.1	(9.0)	2,054.1
Share of results from associates (net of tax, continuing operations):						
Australia	2.4	-	2.4	2.3	-	2.3
Americas	15.9	-	15.9	-	-	-
Unallocated	5.1	-	5.1	-	-	-
Profit on sale of investments (continuing operations):						
Australia	-	-	-	-	10.2	10.2
EBITDA (continuing operations)	3,103.1	(10.3)	3,092.8	2,065.4	1.2	2,066.6
EBITDA (discontinued operations):						
Americas	-	-	-	0.1	-	0.1
Profit on sale of discontinued operations:						
Americas	-	3.7	3.7	-	-	-
Total	3,103.1	(6.6)	3,096.5	2,065.5	1.2	2,066.7

US$m	Before non-trading items	Non-trading items	2005	Before non-trading items	Non-trading items	2004
Profit before interest and taxation (EBIT)						
Africa	509.7	-	509.7	282.5	(0.6)	281.9
Americas	438.8	-	438.8	368.8	-	368.8
Australia	1,471.9	-	1,471.9	857.3	-	857.3
Europe	141.6	-	141.6	67.0	-	67.0
Unallocated	(65.9)	(10.3)	(76.2)	(80.1)	(8.4)	(88.5)
Segment EBIT (continuing operations)	2,496.1	(10.3)	2,485.8	1,495.5	(9.0)	1,486.5
Share of results from associates (net of tax, continuing operations):						
Australia	2.4	-	2.4	2.3	-	2.3
Americas	15.9	-	15.9	-	-	-
Unallocated	5.1	-	5.1	-	-	-
Profit on sale of investments (continuing operations):						
Australia	-	-	-	-	10.2	10.2
EBIT (continuing operations)	2,519.5	(10.3)	2,509.2	1,497.8	1.2	1,499.0
Finance income			124.2			119.7
Finance expense			(171.5)			(177.6)
Profit before taxation			2,461.9			1,441.1
Income tax expense			(542.7)			(213.7)
Profit from continuing operations			1,919.2			1,227.4
EBIT (discontinued operations):						
Americas			-			(1.5)
Finance costs (discontinued operations):						
Americas			-			(0.1)
Profit on sale of discontinued operations:						
Americas			3.7			-
Income tax expense (discontinued operations):						
Americas			-			(0.5)
Total			1,922.9			1,225.3

Earnings Per Share

US$m	2005	2004
Continuing operations:		
Profit before non-trading items attributable to ordinary equity holders of the parent from continuing operations	1,660.1	1,029.3
Non-trading items from continuing operations	42.6	39.9
Profit attributable to ordinary equity holders of the parent from continuing operations	1,702.7	1,069.2
Interest in respect of convertible borrowings	40.9	23.7
Convertible borrowings interest rate swap fair value hedge movement	(18.6)	-
Profit attributable to ordinary equity holders of the parent for diluted earnings per share from continuing operations	1,725.0	1,092.9
Total operations:		
Profit before non-trading items attributable to ordinary equity holders of the parent from continuing operations	1,660.1	1,029.3
Non-trading items from continuing operations	42.6	39.9
Profit attributable to ordinary equity holders of the parent from continuing operations	1,702.7	1,069.2
Profit/(loss) attributable to ordinary equity holders of the parent from discontinued operations	3.7	(2.1)
Profit attributable to ordinary equity holders of the parent	1,706.4	1,067.1
Interest in respect of convertible borrowings	40.9	23.7
Convertible borrowings interest rate swap fair value hedge movement	(18.6)	-
Profit attributable to ordinary equity holders of the parent for diluted earnings per share	1,728.7	1,090.8
Weighted average number of shares (000) excluding own shares:		
For basic earnings per share	612,421	626,351
Effect of dilution:		
- Free share and share options (000)	4,828	2,461
- Convertible borrowings	65,719	61,181
For diluted earnings per share	682,968	689,993
Basic earnings per share (US$)		
Continuing operations:		
- before non-trading items	2.71	1.65
- non-trading items	0.07	0.06
	2.78	1.71
Discontinued operations:		
- before non-trading items	-	(0.01)
- non-trading items	0.01	-
	0.01	(0.01)
Total:		
- before non-trading items	2.71	1.64
- non-trading items	0.08	0.06
	2.79	1.70
Diluted earnings per share (US$)		
Continuing operations:		
- before non-trading items	2.46	1.52
- non-trading items	0.06	0.06
	2.52	1.58
Discontinued operations:		
- before non-trading items	-	-
- non-trading items	0.01	-
	0.01	-
Total:		
- before non-trading items	2.46	1.52
- non-trading items	0.07	0.06
	2.53	1.58

Basic earnings per share is calculated by dividing the net profit for the year attributable to the equity holders of the parent company by the weighted average number of ordinary shares outstanding for the year, excluding own shares. Adjustments are made for continuing and discontinued operations and before non-trading items and after non-trading items as outlined above.

Diluted earnings per share is based on basic earnings per share adjusted for the potential dilution if Director and employee free shares and share options are exercised and the convertible bonds and debentures are converted into ordinary shares. An adjustment is also made to net profit for the interest in respect of the convertible borrowings and related hedging.

There have been no other transactions involving ordinary shares or potential ordinary shares since the reporting date and before the completion of these financial statements.

Finance income

US$m	2005	2004
Bank interest receivable	20.0	13.2
Dividends received	9.2	1.6
Interest receivable - other	6.5	1.1
Finance income before non-trading items	35.7	15.9
Recycled gains from the foreign currency translation reserve	88.5	103.8
Total finance income	124.2	119.7

Finance costs

US$m	2005	2004
Amortisation of loan issue costs	2.4	7.5
Bank loans and overdrafts	43.3	32.1
Discount unwinding	14.2	14.4
Convertible borrowings and capital market notes	37.5	31.5
Convertible borrowings amortised cost charge	9.6	-
Finance charges payable under finance leases and hire purchase contracts	7.0	4.8
Unrealised loss on interest rate swap	2.2	-
Minority interest loans	5.9	7.1
Interest payable - other	5.5	9.9
Finance cost before non-trading items	127.6	107.3
Recycled losses from the foreign currency translation reserve	26.6	35.2
Loan issue costs written-off on facility refinancing	17.3	35.1
Non-trading finance cost	43.9	70.3
Total finance cost from continuing operations	171.5	177.6
Discontinued operations:		
Bank loans and overdrafts	-	0.1
Total finance cost	171.5	177.7

Interest-bearing Loans and Borrowings

US$m	2005	2004
Current:		
Bank overdrafts	2.7	8.4
Syndicated bank loans – unsecured	106.0	-
Term bank loan - unsecured	600.0	-
Bank loans – secured	-	2.5
Bank loans - other unsecured	7.1	-
Capital market notes	14.3	90.0
Obligations under finance leases and hire purchase contracts	14.7	9.3
Other loans	0.3	0.4
Bank loan issue costs	(1.0)	(2.1)
	744.1	108.5
Non-current:		
Syndicated bank loans - unsecured	971.0	657.0
Bank loans - secured	-	9.5
Bank loans - other unsecured	5.8	32.4
Capital market notes	261.7	277.1
Minority interest loans	81.5	81.0
Obligations under finance leases and hire purchase contracts	214.1	175.7
Other loans	1.2	1.8
Bank loan issue costs	(2.5)	(1.8)
	1,532.8	1,232.7
Non-current:		
Convertible borrowings	866.0	600.0
Convertible borrowings issue costs	(7.7)	(9.6)
	858.3	590.4
Total	3,135.2	1,931.6
Less cash and cash equivalents	(524.1)	(459.6)
Net debt*	2,611.1	1,472.0

* Net debt is defined as loans and borrowings net of cash and cash equivalents.

For the purposes of the Consolidated Cash Flow Statement, cash and cash equivalents comprise the following at 31 December:

US$m	2005	2004
Cash at bank and in hand	153.8	348.2
Short term deposits	370.3	111.4
Bank overdrafts	(2.7)	(8.4)
	521.4	451.2

During the year, the Group entered into new finance leases and hire purchase contracts to purchase various items or plant and equipment for US$62.5 million (2004 US$111.6 million), issued a promissory note B for US$375.0 million to Brascan as consideration for the part purchase of 73,115,756 common shares in Falconbridge and issued shares to the ESOP for a market value of US$19.1 million (2004 US$nil) which did not require the use of cash and cash equivalents and are not

included in the net cash flow used in investing and financing activities in the Consolidated Cash Flow Statement.

Income tax charge

Significant components of income tax expense for the periods ended:

US$m	2005	2004
Consolidated income statement		
Current tax:		
Based on taxable income of the current year	498.7	267.5
Prior year adjustments (under/over provision)	(12.6)	(2.2)
Total current taxation charge for the period	486.1	265.3
Deferred taxation:		
Origination and reversal of temporary differences	81.0	46.6
Change in tax rates	(21.5)	-
Benefit from previously unrecognised tax losses, tax credits or temporary differences of a prior period that is used to reduce deferred tax expense	(0.5)	(49.6)
Benefit from entry into the Australian tax consolidation regime	(2.4)	(48.1)
Total deferred taxation charge/(credit) for the period	56.6	(51.1)
Total taxation charge	542.7	214.2
Total taxation charge reported in consolidated income statement	542.7	213.7
Income tax attributable to discontinued operations	-	0.5
Total taxation charge	542.7	214.2
UK taxation included above:		
Current tax	1.2	1.0
Deferred tax	0.1	(4.2)
Total taxation charge	1.3	(3.2)

Unaudited IFRS Reconciliation to UK GAAP

Balance sheet reconciliations

A reconciliation between the UK GAAP and IFRS Consolidated Balance Sheet at 1 January 2004 (date of transition to IFRS) is provided below.

	UK GAAP US$m	Reclassifications US$m	Subtotal US$m	Adjustments US$m	Notes	IFRS US$m
Non-current assets						
Intangible assets	1,333.5	4.2	1,337.7	-		1,337.7
Property, plant and equipment	7,614.8	(25.6)	7,589.2	(3.7)	i	7,585.5
Biological assets	-	30.1	30.1	-		30.1
Inventories	-	120.5	120.5	-		120.5
Investment in associates	-	-	-	49.3	i	49.3
Other financial assets	81.0	40.3	121.3	(43.7)	i	77.6
Pension asset	-	-	-	2.8	iii	2.8
Prepayments	-	9.4	9.4	-		9.4
Deferred tax assets	-	106.7	106.7	(104.5)	iv	2.2
Other assets	250.3	(156.4)	93.9	-		93.9
	9,279.6	129.2	9,408.8	(99.8)		9,309.0
Current assets						
Inventories	802.8	(129.2)	673.6	-		673.6
Trade and other receivables	702.1	(58.6)	643.5	(1.9)	i	641.6
Prepayments	-	36.5	36.5	-		36.5
Assets held for resale	31.1	-	31.1	-		31.1
Other financial assets	-	22.1	22.1	-		22.1
Cash and cash equivalents	255.1	-	255.1	-		255.1
	1,791.1	(129.2)	1,661.9	(1.9)		1,660.0
Total assets	11,070.7	-	11,070.7	(101.7)		10,969.0
Equity and liabilities						
Capital and reserves – attributable to equity holders of Xstrata plc						
Issued capital	315.8	-	315.8	-		315.8
Share premium	2,481.5	-	2,481.5	-		2,481.5
Own shares	(40.8)	-	(40.8)	-		(40.8)
Other reserves	1,240.7	1,739.6	2,980.3	-		2,980.3
Retained earnings	2,487.7	(1,739.0)	748.7	(1,061.6)		(312.9)
	6,484.9	0.6	6,485.5	(1,061.6)		5,423.9
Minority interests	614.6	-	614.6	(141.1)	vii	473.5
Total equity	7,099.5	0.6	7,100.1	(1,202.7)	x	5,897.4
Non-current liabilities						
Trade and other payables	-	40.9	40.9	-		40.9
Interest-bearing loans and borrowings	1,658.5	-	1,658.5	-		1,658.5
Convertible borrowings	588.7	-	588.7	-		588.7
Provisions	621.6	(193.7)	427.9	2.9	viii	430.8
Pension deficit	-	26.4	26.4	1.2	iii	27.6
Deferred tax liabilities	-	117.1	117.1	1,180.5	iv	1,297.6
Other liabilities	-	5.0	5.0	-		5.0
	2,868.8	(4.3)	2,864.5	1,184.6		4049.1
Current liabilities						
Trade and other payables	1,102.4	(330.1)	772.3	(83.6)	ix	688.7
Interest-bearing loans and borrowings	-	229.4	229.4	-		229.4
Provisions	-	81.1	81.1	-		81.1
Income taxes payable	-	23.3	23.3	-		23.3
	1,102.4	3.7	1,106.1	(83.6)		1,022.5
Total liabilities	3,971.2	(0.6)	3,970.6	1,101.0		5,071.6
Total equity and liabilities	11,070.7	-	11,070.7	(101.7)		10,969.0

A reconciliation between the UK GAAP and IFRS Consolidated Balance Sheet and Equity at 31 December 2004 is provided below:

	UK GAAP US$m	Reclassif-ications US$m	PSV US$m	Subtotal US$m	Adjustments US$m	Notes	IFRS US$m
Non-current assets							
Intangible assets	1,505.2	6.7	-	1,511.9	12.0	ii	1,523.9
Property, plant and equipment	7,858.6	(26.1)	299.8	8,132.3	(3.8)	i	8,128.5
Biological assets	-	32.2	-	32.2	-		32.2
Inventories	-	83.2	-	83.2	-		83.2
Trade and other receivables	-	61.1	-	61.1	-		61.1
Investment in joint ventures:							
- Share of gross assets	621.5	-	(621.5)	-	-		-
- Share of gross liabilities	(252.3)	-	252.3	-	-		-
	369.2	-	(369.2)	-	-		-
Investment in associates	-	-	-	-	48.9	i	48.9
Other financial assets	87.9	57.4	(23.0)	122.3	(45.1)	i	77.2
Pension asset	-	-	-	-	2.7	iii	2.7
Prepayments	-	15.9	-	15.9	-		15.9
Deferred tax assets	-	235.6	-	235.6	(233.6)	iv	2.0
Other assets	476.0	(402.6)	-	73.4	-		73.4
	10,296.9	63.4	(92.4)	10,267.9	(218.9)		10,049.0
Current assets							
Inventories	729.9	(96.0)	192.0	825.9	-		825.9
Trade and other receivables	928.9	(125.1)	(9.8)	794.0	-		794.0
Prepayments	-	103.9	-	103.9	-		103.9
Other financial assets	-	53.8	-	53.8	-		53.8
Cash and cash equivalents	477.3	-	(17.7)	459.6	-		459.6
	2,136.1	(63.4)	164.5	2,237.2	-		2,237.2
Total assets	12,433.0	-	72.1	12,505.1	(218.9)		12,286.2
Equity and liabilities							
Capital and reserves – attributable to equity holders of Xstrata plc							
Issued capital	315.8	-	-	315.8	-		315.8
Share premium	2,481.5	-	-	2,481.5	-		2,481.5
Own shares	(91.7)	-	-	(91.7)	-		(91.7)
Other reserves	1,245.3	2,411.3	-	3,656.6	(166.5)	vi	3,490.1
Retained earnings	4,069.4	(2,411.3)	-	1,658.1	(1,035.2)		622.9
	8,020.3	-	-	8,020.3	(1,201.7)		6,818.6
Minority interests	635.7	-	-	635.7	(129.1)	vii	506.6
Total equity	8,656.0	-	-	8,656.0	(1,330.8)	x	7,325.2
Non-current liabilities							
Trade and other payables	-	15.7	-	15.7	-		15.7
Interest-bearing loans and borrowings	1,232.7	-	-	1,232.7	-		1,232.7
Convertible borrowings	590.4	-	-	590.4	-		590.4
Provisions	662.3	(204.4)	13.6	471.5	8.8	viii	480.3
Pension deficit	-	27.1		27.1	0.6	iii	27.7
Deferred tax liabilities	-	155.4	-	155.4	1,202.3	iv	1,357.7
Other liabilities	-	6.2	-	6.2	-		6.2
	2,485.4	-	13.6	2,499.0	1,211.7		3,710.7
Current liabilities							
Trade and other payables	1,291.6	(459.5)	56.5	888.6	(99.8)	ix	788.8
Interest-bearing loans and borrowings	-	108.4	0.1	108.5	-		108.5
Provisions	-	92.8	1.9	94.7	-		94.7
Income taxes payable	-	238.7	-	238.7	-		238.7
Other liabilities	-	19.6	-	19.6	-		19.6
	1,291.6	-	58.5	1,350.1	(99.8)		1,250.3
Total liabilities	3,777.0	-	72.1	3,849.1	1,111.9		4,961.0
Total equity and liabilities	12,433.0	-	72.1	12,505.1	(218.9)		12,286.2

Notes to the Balance Sheet and Equity Reconciliation at 1 January 2004 and 31 December 2004

UK GAAP

The UK GAAP balance sheets are derived from the UK GAAP balance sheets as reported in the prior year financial statements. They have however been amended to an IFRS presentation and the main adjustments are as follows:

- Minority interests have been reclassified to a separate component of equity. Under UK GAAP they were reported as a liability.
- Other non-current assets represents amounts disclosed as 'Debtors: amounts falling due after more than one year' in the UK GAAP balance sheets.
- Current Trade and other receivables represents amounts disclosed as 'Debtors: amounts falling due within one year' in the UK GAAP balance sheets.
- Current trade and other payables represents amounts disclosed as 'Creditors: amounts due within one year' in the UK GAAP balance sheets.
- Various other categories have been renamed in accordance with IFRS.

Reclassifications:

The adoption of IFRS has resulted in the requirement to reclassify several items from their existing UK GAAP classifications. The main reclassifications are as follows:

- At transition date US$30.1 million and at 31 December 2004 US$32.2 million of plantations and cattle have been reclassified from Property, plant & equipment and Inventories to Biological assets.
- At transition date US$4.2 million and at 31 December 2004 US$6.7 million of software assets have been reclassified from Property, plant & equipment to intangible assets.
- At transition date US$40.3 million and at 31 December 2004 US$90.0 million for various recognised hedging assets and loans have been reclassified from Other non-current assets to Other financial assets.
- Various current hedging assets with a value of US$22.1 million at transition date and US$21.2 million at 31 December 2004 have been reclassified from Trade and other receivables to other current financial assets.
- At transition date US$106.7 million and at 31 December 2004 US$235.6 million of Deferred tax assets has been reclassified from Other non-current assets.
- At transition date US$36.5 million and at 31 December 2004 US$103.9 million of current Prepayments have been reclassified from Trade and other receivables. At transition date US$9.4 million and at 31 December 2004 US$15.9 million of non-current Prepayments have been reclassified from Other non-current assets.
- At transition date US$120.5 million and at 31 December 2004 US$83.2 million of non-current Inventories has been reclassified from current Inventories.
- Provisions included US$0.6 million at transition date and Other reserves included US$4.6 million at 31 December 2004 for share-based compensation plan awards that have been reclassified to retained earnings.
- At transition date US$1,739.6 million and at 31 December 2004 US$2,411.3 million of foreign currency translation adjustments of subsidiary net assets and loans has been reclassified from Retained earnings to Other reserves.

- At transition date US$117.1 million and at 31 December 2004 US$155.4 million of Deferred tax liabilities has been reclassified from non-current Provisions.
- At transition date US$229.4 million and at 31 December 2004 US$108.4 million of current Interest-bearing loans and borrowings have been reclassified from current Trade and other payables.
- At transition date US$81.1 million and at 31 December 2004 US$92.8 million of current Provisions have been reclassified from current Trade and other payables.
- At transition date US$23.3 million and at 31 December 2004 US$238.7 million of Income tax payable have been reclassified from current Trade and other payables.
- Various reclassifications between current and non-current have occurred as a result of the IFRS opening balance sheet requiring more detailed classifications.

Accounting for Alloys Pooling and Sharing Venture (PSV):

Under UK GAAP, the Group's investment in the PSV was treated as a joint venture and was gross equity accounted, with its share of the PSV's assets and liabilities being recorded in two lines on the face of the balance sheet 'Share of gross assets of JV', and 'Share of gross liabilities of JV'. Under IAS 31 'Interests in Joint Ventures', the investment is accounted for as a jointly controlled operation.

The Group accounts for the assets it controls and the liabilities it incurs, the expenses it incurs and the share of income that it earns from the sale of goods and services by the joint venture.

Adjustments:

i.) Reclassification of Investment in associates

Under UK GAAP, the investment in Richards Bay Coal Terminal Company Limited (RBCT) was classified and accounted for as a joint arrangement not creating an entity (JANE). Under IAS 28 'Investments in Associates' the investment in RBCT is classified as an associate. As a result, the Group's proportional share of RBCT's assets and liabilities has been deconsolidated.

Under UK GAAP, an investment in a port facility in Australia was classified and accounted as an Investment.

On transition to IFRS it was determined that the Group had significant influence over the investment and consequently it has been classified as an associate which is equity accounted. This treatment should also have been adopted under UK GAAP. The impact of this adjustment is to reclassify the asset and the income recorded, but does not affect profits reported previously as all profits of the investment have been distributed.

ii.) Goodwill

Under IFRS 3 'Business Combinations' goodwill is no longer amortised but subject to an annual impairment test, resulting in the reversal of the UK GAAP amortisation charge for the year ended 31 December 2004. As required by IFRS, an impairment test was carried out at the date of transition to IFRS. No impairment was identified and no other adjustment was made to the goodwill balance except for minor foreign exchange differences.

iii.) Pension assets and deficits

Defined benefit pension plans with a net surplus of US$2.8 million and a net deficit of US$1.2 million at transition date and net surplus of US$2.7 million and a net deficit of US$0.6 million at 31 December 2004 have been adjusted against the UK GAAP carrying amounts in accordance with the amended IAS 19 'Employee Benefits'.

iv.) Deferred taxation

Under IAS 12 'Income Taxes' deferred tax is recognised on temporary differences as opposed to timing differences as under UK GAAP. Temporary differences are defined as differences between the carrying amount of an asset or liability in the balance sheet and its tax base which is broader in application than the timing difference approach. For fair value adjustments to mineral reserves, mineral resources and other property, plant and equipment acquired in a business combination, the tax base is normally nil since generally no tax deduction for amortisation is obtained in the jurisdictions in which the Group operates. Under UK GAAP no deferred tax liability arose as the non-deductible amortisation was a permanent difference, however under IFRS the difference between the carrying amounts and the asset's tax base is treated as a temporary difference and gives rise to the recognition of a deferred tax liability. In both periods, the liability recognised in relation to the fair value adjustments to mineral reserves, mineral resources and other assets is approximately US$1.1 billion. Under IFRS, the recognition of such deferred tax liabilities also results in the recognition of previously unrecognised deferred tax assets, mainly relating to tax losses of US$153.7 million at transition date and US$13.9 million at 31 December 2004, on the basis that these additional deferred tax liabilities will give rise to future taxable temporary differences against which the losses will be recovered. The tax loss adjustment at 31 December 2004 has been reduced from transition date due to utilisation of part of these losses during 2004 and as a result of the recognition of a significant portion of these losses under UK GAAP. Other adjustments to the deferred tax liability relate to miscellaneous other temporary differences not recognisable under UK GAAP.

Such deferred tax assets are netted against deferred tax liabilities to the extent that:

- The Group has a legally enforceable right to set off current tax assets against current tax liabilities; and
- The deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either:
  - the same taxable entity; or
  - different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recorded.

v.) Equity-settled share-based payments

Under IFRS 2 'Share-based payments', the fair value of equity-settled options issued under the Long Term Incentive Plan (LTIP) at grant date is recognised in the income statement over the vesting period, and the corresponding entry to equity recorded in retained earnings.

vi.) Foreign currency translation reserve (FCTR)

This adjustment reflects the impact on the FCTR balance of the various IFRS adjustments to the balance sheet and the recycling of FCTR balance through the income statement. Under IAS 21 'The effects of changes in foreign exchange rates' upon full or partial disposal of a foreign operation or repayment of a portion of the net investment in such foreign operations, FCTR balances are recycled through the Income Statement. For the year ended 31 December 2004 this amounted to US$68.6 million.

vii.) Minority interests

This adjustment primarily represents the minority interest's share of the increased deferred tax liability.

viii.) Provisions

Under IFRS 2 'Share-based Payment' the fair value of cash-settled options issued under the LTIP is provided for over the vesting period, with subsequent movement in fair value after the vesting date recorded in the income statement as they arise. A provision of US$2.9 million at transition date and US$8.8 million 31 December 2004 for the estimate of the future cost of the cash-settled share-based payment awards has been recognised.

ix.) Reversal of dividend accrual

The decrease to Trade and other payables represents the reversal of the dividend accrual of $83.6 million at transition date and US$99.8 million at 31 December 2004 against Retained earnings. Under IAS 10 'Events after the balance sheet date', the Group may only accrue for a dividend if this dividend has been appropriately approved. Under UK GAAP, it was sufficient for the dividend to have been proposed.

x.) Equity reconciliation

A reconciliation of total equity under UK GAAP to total equity under IFRS is outlined in the below table, which illustrates the net impact on equity of each of the major adjustments:

US$m	Notes	As at 1 Jan 04	As at 31 Dec 04
UK GAAP equity		7,099.5	8,656.0
IFRS adjustments:			
Goodwill amortisation reversal (including translation)	ii	-	12.0
Recognition of pension asset	iii	2.8	2.7
Recognition of pension liabilities	iii	(1.2)	(0.6)
Deferred tax	iv	(1,285.0)	(1,435.9)
Share-based compensation plans	v & viii	(2.3)	(8.8)
Dividend accrued reversal	ix	83.6	99.8
IFRS equity		5,897.4	7,325.2

The above amounts include minority interests which under IFRS are classified as equity.

Income statement reconciliation

A reconciliation between the UK GAAP and IFRS profit for the year ended 31 December 2004 is provided below. The UK GAAP profit and loss statement has been presented in an IFRS Income Statement format.

	UK GAAP US$m	PSV[i] US$m	Forestry[ii] US$m	US$m	Adjustments US$m	Notes	US$m
Revenue	6,091.6	373.7	(2.9)	6,462.4	-		6,462.4
Cost of sales before depreciation	(3,274.8)	(248.1)	2.3	(3,520.6)	-		(3,520.6)
Distribution costs	(661.7)	(50.4)	-	(712.1)	-		(712.1)
Administrative expenses before depreciation	(128.6)	(1.6)	0.3	(129.9)	(9.6)	iii	(139.5)
Other expenses	(52.1)	(3.3)	0.2	(55.2)	-		(55.2)
Other income	29.4	1.0	-	30.4	(2.3)	iv	28.1
Share of results from associates	-	-	-	-	2.3	iv	2.3
Share of results from joint ventures	65.7	(65.7)	-	-	-		-
Profit on sale of investments	10.2	-	-	10.2	-		10.2
Restructuring and closure costs	(9.0)	-	-	(9.0)	-		(9.0)
Profit before interest, taxation, depreciation and amortisation	2,070.7	5.6	(0.1)	2,076.2	(9.6)		2,066.6
Depreciation and amortisation	(568.2)	(5.6)	1.6	(572.2)	11.4	v	(560.8)
Impairment of assets	(6.8)	-	-	(6.8)	-		(6.8)
Profit before interest and taxation	1,495.7	-	1.5	1,497.2	1.8		1,499.0
Finance income	15.9	-	-	15.9	103.8	vi	119.7
Finance cost	(142.5)	-	0.1	(142.4)	(35.2)	vi	(177.6)
Profit before taxation	1,369.1	-	1.6	1,370.7	70.4		1,441.1
Income tax expense	(177.1)	-	0.5	(176.6)	(37.1)	vii	(213.7)
Profit for the year from continuing operations	1,192.0	-	2.1	1,194.1	33.3		1,227.4
Loss from discontinued operations	-	-	(2.1)	(2.1)	-		(2.1)
Profit for the year	1,192.0	-	-	1,192.0	33.3		1,225.3
Attributable to:							
Equity holders of the parent	1,052.9	-	-	1,052.9	14.2		1,067.1
Minority interests	139.1	-	-	139.1	19.1	viii	158.2
	1,192.0	-	-	1,192.0	33.3		1,225.3

The UK GAAP amounts are based on the UK GAAP profit and loss account adjusted to be consistent with the 2005 IFRS income statement. The main reclassification was to separate net operating costs before exceptional items on the face of the income statement.

Notes to the Reconciliation of Profit for the Year Ended 31 December 2004

i.) Accounting for Alloys Pooling and Sharing Venture (PSV):

Under UK GAAP, the Group's share of the results of the PSV is recorded in a single line in the Profit & Loss Statement 'Share of operating profit of Joint Venture'. In addition under the gross equity method the combination of the Group turnover and share of joint venture turnover was shown as a separate item on the face of the profit and loss account. The revenue reported in the UK GAAP profit and loss account reflects Group revenue only. Under IAS 31 'Interest in Joint Ventures', the PSV is accounted for as a jointly controlled operation. The Group income statement includes the expenses incurred by the Group and the share of income that it earns from the sale of goods and services by the joint venture.

ii.) Discontinued operation – Forestry

The wholly owned forestry operation in Chile, Forestal Los Lagos SA (FLL) was sold on 6 January 2005. The 2004 results have been reclassified to discontinued under IFRS 5.

iii.) Administrative expenses

The adjustment to Administrative expenses is comprised of the following:

- Share-based compensation plan charge
  Under IFRS 2 'Share-based payments', the fair value of cash-settled options issued under the Long Term Incentive Plan is recorded in the Income Statement over the vesting period, with subsequent movements in fair value after the vesting date recognised in the income statement immediately. The fair value at grant date of the equity-settled options is recognised in the Income Statement over the vesting period. The result of the adopted policy for those plans is an additional charge of US$10.2 million under IFRS.

- Pension plan entitlements
  Under the amended IAS 19 'Employee Benefits', the movement in the pension plan surplus and deficits results in a reduced charge of US$0.6 million.

iv.) Share of results from associates

Under IAS 28 'Investments in Associates' the investment in several port facilities are classified as an associates and the share of income from these ports has been transferred from Other income.

v.) Reversal of goodwill amortisation

Under IFRS 3 'Business Combinations', goodwill is no longer amortised, but is instead tested annually for impairment. As a result, the UK GAAP charge of US$11.4 million of goodwill amortisation has been reversed.

vi.) Financial income and expense

Under IAS 21 'The effects of changes in foreign exchange rates' upon full or partial disposal of a foreign operation or the repayment of a portion of the net investment in such foreign operations, cumulative foreign currency translation gains or losses are required to be recycled through the Income Statement. This has resulted in the recycling of net cumulative foreign currency gains through the income statement of US$68.6 million which were recorded directly in equity under UK GAAP.

vii.) Total Income tax benefit/(expense)

The increased tax charge for the year ended 31 December 2004 under IAS 12 'Income Taxes' as compared to UK GAAP is mainly due to the reversal of the benefit recognised in the UK GAAP profit and loss from the recognition of previously unrecognised tax losses, partially offset by the reversal of the deferred tax charge relating to depreciation on mineral reserves and resources which under UK GAAP is treated as a non-deductible permanent difference.

viii.) Minority interest

The increase in the minority interest, represent the minority's share of the reduction in the tax charge under IFRS as the temporary differences reverse following the depreciation of mineral reserves.

Cash Flow Statement

The presentation of certain items in the cash flow statement prepared under IAS 7 'Cash Flow Statements' differs to the previous presentation under UK GAAP.

Under IFRS, cash flows are segregated into 3 categories; operating, investing and financing. This differs UK GAAP which requires additional sub categories. Foreign currency exchange differences are also recorded on the face of the cash flow statement under IFRS.

The cash inflows and outflows under IFRS also differ to those reported under UK GAAP as under IFRS the cash flows of the PSV are included within the line items in the statement. Under UK GAAP the Group accounted for the cash flows it received from the PSV. This results in a net cash difference of negative US$17.7 million.

The above information on the transition to IFRS is consistent with the information presented in the 30 June 2005 interim report except that:

- The Australian investment in ports had not been reclassified to Investment in associates at 30 June 2005 (refer above);
- The amount reclassified from retained earnings to Other reserves has been adjusted by US$4.4 million at transition date and at 31 December 2004 million;
- Prepayments, non-current Trade and other receivables and non-current Trade and other payables have been recognised on the face of the balance sheet; and
- A number of other reclassifications have occurred to align amounts with the disclosures made on the face of the Balance Sheet.

xstrata coal

NEWS RELEASE

XSTRATA COAL SUPPORTS COAL INDUSTRY FUND TO REDUCE GREENHOUSE GAS EMISSIONS

Sydney, 16 March 2006

Xstrata Coal will contribute millions of dollars from its coal production in New South Wales and Queensland to the COAL21 Fund, announced today by the Australian Coal Association.

"Today, the Australian coal industry has made another substantial commitment to the demonstration and commercialisation of technologies that will help reduce greenhouse gas emissions from power generation," Xstrata Coal Chief Executive Peter Coates said.

"Xstrata Coal is already part of the international R&D effort. We are financially supporting the first CO_2 geosequestration project in Victoria, now being undertaken by the Cooperative Research Centre for Greenhouse Gas Technologies. Further, Xstrata Coal is financially involved in a two year feasibility study into oxy-firing, one of the near zero emission technologies identified in the roadmap developed through the COAL 21 program. Oxy-pf, as it is also known, uses oxygen for combustion, delivering CO2 rich combustion gases ready for capture and storage. If proven viable, Australia's first near-zero emissions plant could be running as a demonstration plant in 5 years.

"Coal remains a key resource for a secure energy future, providing access to reliable and affordable energy. The commercialisation of low emissions technologies is critical to making substantive cuts in emissions in Australia and globally," Mr. Coates said.

Mr Coates said coal drove the economies of the most populous and fastest growing economies of China and India, as well as a number of key industrialised economies such as the USA and Germany. Around the world, Australia included, there is an increasing need for investment in new power capacity to meet demand.

He said the International Energy Agency expects world energy demand to increase by almost 70% in the next 30 years, with most of that growth occurring in developing countries. Twenty five per cent of it will be in China alone.

"The future, however, for sustainable coal consumption is for further major reductions through the development and application of near zero emission technologies involving carbon capture and storage. The future also requires all sources of energy at our disposal to be used. This includes fossil fuels, renewables, hydro, nuclear and well into the future, hydrogen.

"The transition is not a question of moving away from coal, in favour of a new energy source, be it renewables or nuclear. The transition is moving away from the manner in which coal is used to produce energy, moving first towards near zero emission technologies such as IGCC and oxy-firing and, ultimately to hydrogen, with coal as an essential element of its production.

"There has to be acceptance that there will be a number of phases for this transition. Starting now. What we are seeing from the Australian coal industry is a commitment to the challenge and Australia playing its part in the global effort to reduce greenhouse gas emissions from the use of coal in power generation", Mr. Coates said.

ends

<u>For further information</u>

Colin Whyte
Mobile +61 409 907 696

xstrata

NEWS RELEASE **EMBARGO: 8pm, Wednesday 22 March 2006**

XSTRATA LAUNCHES ITS $2.48 MILLION COMMUNITY PARTNERSHIP PROGRAM IN QUEENSLAND

Brisbane, 22 March 2006

Xstrata today launched its three year, $2.48 million Xstrata Community Partnership Program in Queensland to support a range of State-wide initiatives in the areas of health, social and community and education.

The program was officially launched by Her Excellency The Governor of Queensland Ms Quentin Bryce, AC, at a special function at the Queensland Art Gallery in Brisbane attended by representatives of the program's partners, as well as members of the business community, government and Xstrata employees.

Charlie Sartain, Chief Executive Xstrata Copper, said: "I am proud to be announcing the new Xstrata Community Partnership Program in Queensland, developed on behalf of the company's three commodity businesses operating in Queensland – copper, zinc and coal.

"The program is a natural extension of the three year $4 million Xstrata Community Partnership Program in north Queensland, which commenced last year. There have been many positive outcomes from the program's first year, particularly in the areas of health and education.

"The positive feedback we received on the north Queensland program encouraged us to develop the new State-wide program, which highlights Xstrata's strong and ongoing commitment to Queensland.

"It also underlines our belief that the State's communities should benefit from our operations both in the short and long term."

Commencing this year, the Xstrata Community Partnership Program Queensland comprises five partnerships. Xstrata's partners in the program are the Royal Children's Hospital Foundation, the Leukaemia Foundation, Centacare, The University of Queensland and The Wesley Research Institute.

These partnerships support important health initiatives to advance medical research, help sick and injured Queensland children, and provide much-needed accommodation facilities for leukaemia patients and their families. They also support social and community programs to assist children in need and support an education initiative that will help address the skills shortage facing the resources industry.

Peter Coates, Chief Executive Xstrata Coal, said: "Xstrata is proud to play an important role in growing and sustaining the Queensland economy by employing Queenslanders, generating export revenue and supporting local communities.

"The program extends upon and complements many of Xstrata's existing community partnership programs and I believe it will bring many great benefits to the people of Queensland."

The program's key areas of support – social and community, health and education – reflect Xstrata's Corporate Social Involvement policy and guidelines, which set out a commitment to support initiatives that benefit the communities that host Xstrata's operations, employees and their families. Xstrata plc contributes at least one percent of its pre-tax profit to community initiatives. In 2005, Xstrata set aside US$24.7 million globally to support communities associated with its operations.

ends

Note to editors:
Three of Xstrata's global commodity businesses – copper, zinc and coal – run 10 major operations and employ in excess of 6,000 people throughout Queensland.

Xstrata maintains a meaningful position in six major international commodity markets: copper, coking coal, thermal coal, ferrochrome, vanadium and zinc, with additional exposures to gold, lead and silver. The Group's operations and projects span four continents and seven countries: Australia, South Africa, Spain, Germany, Argentina and the UK.

For further information on the Xstrata Community Partnership Program Queensland, Xstrata Community Partnership Program North Queensland and Xstrata Coal's Corporate Social Involvement program: http://www.xstrata.com/sustainability/social/corporate

Xstrata contacts:

Sue Sara		**Kirrily Smith**	
Telephone	+61 7 3295 7535	Telephone	+61 7 3295 7519
Mobile	+61 411 206 090	Mobile	+61 434 600 245
Email	suesara@xstrata.com.au	Email	Ksmith2@xstrata.com.au

INFORMATION ON XSTRATA'S PARTNERS IN THIS PROGRAM

HEALTH:

Royal Children's Hospital Foundation
The support provided by the Royal Children's Hospital Foundation (RCHF) Queensland touches the lives of more than 100,000 children each year from Queensland, interstate and beyond.

The Xstrata Community Partnership Program Queensland will provide $335,000 over three years to the Royal Children's Hospital Foundation to help The University of Queensland's Centre for Online Health expand its telehealth facilities and services. The funds will be used to purchase two telepaediatric units (robots) in each of 2006 and 2007 for central and north Queensland hospitals. The partnership will also employ a senior research officer for three years to manage the project at the Centre for Online Health in Brisbane.

Karenlee Spillane, Chief Executive Officer, RCHF said: "Xstrata's commitment to funding telepaediatric services will allow the Centre for Online Health to expand on the success of its first robot and to provide this innovative service to other regional communities." *For further information, contact Jasmin Orr on tel: 3636 9306 or 0400 009 703.*

Leukaemia Foundation
The Leukaemia Foundation is the only not-for-profit organisation dedicated to helping people with leukaemia, lymphoma, myeloma, aplastic anaemia and blood related disorders.

The program will provide $400,000 to the Leukaemia Foundation over three years from 2006. This will fund a four unit accommodation wing at the Leukaemia Foundation's new 30 unit, $7.5 million accommodation village at Nathan in Brisbane. It will also fund research projects at the Leukaemia Foundation's research unit at the Queensland Institute of Medical Research. Peter Johnstone, Chief Executive Officer, Leukaemia Foundation, said: "Xstrata's substantial contribution towards The Clem Jones-Sunland Leukaemia Foundation Village in Brisbane is a highlight in the Foundation's campaign to raise funds for this very vital service to rural and regional leukaemia patients and families." *For further information, contact Susie Hunter on tel: 07 3318 4417*

The Wesley Research Institute
The Wesley Research Institute is a not-for-profit organisation that conducts medical research projects with an immediate focus on advancing of clinical practices and improved patient care for thousands of Queenslanders and Australians. Research outcomes include earlier diagnosis, better treatment, fewer side effects, shorter hospitalisation time, and better quality of life for patients.

The Xstrata Medical Research Program will provide $690 000 over three years to fund three research projects as well as an Xstrata Post-Doctoral Fellowship in the field of prostate cancer. The research projects are in the areas of chronic wounds in diabetics, prediction of late rectal damage from radiotherapy for prostate cancer treatment and cardiovascular complications following injuries to bones and hip and knee joint replacement surgery.

Professor Julie Campbell, Director of The Wesley Research Institute, said: "The Xstrata Medical Research Program will allow us to continue three important medical research projects that will improve the health and wellbeing of Queenslanders and people everywhere." *For further information, contact Megan Benson on tel: 07 3232 6287.*

SOCIAL and COMMUNITY:

Centacare
Centacare Catholic Family and Community Services is committed to reaching out to those people who are most disadvantaged in the community and in particular to children in families.

From 2006 to 2008, the program will provide $200,000 a year to fund the further growth of Centacare's 'Kids' Business – Everyone's Business' and the 'I Can' programs.

The 'Kids' Business – Everyone's Business' program is for young people approaching adolescence who risk losing their future potential to be part of a strong, healthy family and teaches positive strategies and coping skills. The 'I Can' program assists children between five and seven years of age who are experiencing anxiety, social withdrawal or isolation.

Peter Selwood, Executive Director of Centacare, said: "The Xstrata Family Support Program provides vital funds to support existing Centacare programs to give significant assistance to Queensland children with socialisation difficulties and to help us ensure more children find ways to realize their potential." *For further information, contact Christine Hodge on tel: 07 3252 4371.*

EDUCATION:

The University of Queensland
The University of Queensland (UQ) is one of Australia's premier learning and research institutions and is the largest and oldest university in Queensland.

The program will provide $450,000 over three years to co-fund the establishment of the Xstrata Chair of Metallurgical Engineering at The University of Queensland (UQ) commencing in 2006. This is part of Xstrata's 10 year, $1.5 million commitment to UQ. The funds will be used to oversee and guide the implementation of a new Bachelor of Engineering double major in Chemical and Metallurgical Engineering from 2006. This will help address the skills shortage currently facing Australia's resources industry.

UQ Vice-Chancellor, Professor John Hay, said: "Xstrata has shown great vision in sponsoring the Chair of Metallurgical Engineering. The agreement will further strengthen engineering teaching and research, encouraging more students to study in the field." *For further information, contact Elizabeth Kerr on tel: 07 3365 2339.*

Xstrata Community Partnership Program
Queensland

Xstrata File
Number 82-34660

xstrata

Notice of Extraordinary General Meeting to be held on 20 April 2006
and
Circular to Shareholders

Zug, Friday 24 March 2006

Two copies of each of the documents listed below have been submitted to The Financial Services Authority and will be available for inspection at the Document Viewing Facility which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Documents submitted:
Circular relating to the Proposed Acquisition of One Third of Cerrejón
Notice of Extraordinary General Meeting to be held on Thursday 20 April 2006
Proxy Form

Copies of the above documents will also be available on the company's website:
www.xstrata.com

ends

Xstrata contacts

Richard Elliston
Telephone +44 20 7968 2885
Mobile +44 7759 924 576
Email relliston@xstrata.com

Claire Divver
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cdivver@xstrata.com

xstrata

Company Announcement: Glencore International and CSFB joint interest

Zug, 27 March 2005

Xstrata plc ("Xstrata") was notified on 23 March 2006 by Credit Suisse Securities (Europe) Limited ("CSSE") and by Glencore International AG ("Glencore") that the Credit Suisse Group, CSSE, CSFB Europe and Glencore now have a joint interest in 254,598,727 Xstrata shares in aggregate, or 39.30% of Xstrata's issued share capital, due to the issue of new Xstrata shares.

Glencore and CSFB are considered to have a joint interest in their combined holdings of Xstrata shares following the agreement between the two parties announced on 29 May 2003 in a press release, available from Xstrata's website. For information, the previously disclosed joint interest was 40%. Xstrata currently has a total of 647,866,893 shares in issue.

Ends

Xstrata contacts

Richard Elliston
Telephone: 020 7968 2885
Mobile: 07759 924 576
Email: relliston@xstrata.com

Claire Divver
Telephone: 020 7968 2871
Mobile: 07785 964 340
Email: cdivver@xstrata.com

Company Announcement: Issue of three million ordinary shares to Xstrata employee ownership trust

Zug, Tuesday 28 March 2006

Xstrata plc ("the Company") announces that application has been made to the UK Listing Authority and the London Stock Exchange for a listing of three million (3,000,000) new ordinary shares of US$0.50 each (the "Shares") to be allotted to K.B. (C.I.) Nominees Limited for the purposes of the Xstrata plc Employee Share Ownership Trust (an employees' share scheme as that term is defined for the purposes of the Companies Act 1985, and within the provisions of Sections 80(2) and 89(5) of the said Act) to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The Shares will rank pari passu with the existing issued shares of the Company.

As a consequence, the total number of Shares in issue will be 650,866,893.

ends

Xstrata contacts

Richard Elliston
Telephone: 020 7968 2885
Mobile: 07759 924 576
Email: relliston@xstrata.com

Claire Divver
Telephone: 020 7968 2871
Mobile: 07785 964 340
Email: cdivver@xstrata.com

EBIT VARIANCES

	$m
EBIT 31.12.04	**1,497.8**
Sales price*	1,422.5
Volumes	(8.6)
Unit cost – real	18.6
Unit cost – inflation	(131.0)
Unit cost – foreign exchange	(91.2)
Foreign currency hedging	(173.0)
Other income and expenses	(1.7)
Corporate social involvement	(14.2)
Depreciation and amortisation (excluding foreign exchange)	0.3
EBIT 31.12.05	**2,519.5**

*net of commodity price linked costs, treatment and refining charges

Higher received coal prices and copper prices contributed over half of the increase in Group EBIT in 2005, adding $623 million and $444 million respectively. Ferrochrome and vanadium price increases contributed $221 million and higher zinc and lead prices $134 million to EBIT.

Lower volumes in a number of commodities compared to the previous year reduced EBIT by $9 million. The greatest impact was from lower gold production at the Alumbrera copper-gold mine, down by 9% due to lower gold grades, and from lower vanadium sales due to the closure of two operations in 2004. Chrome volumes also reduced due to a number of furnaces being temporarily suspended for routine maintenance during the winter period when energy prices are high.

The north Queensland copper operations produced record copper-in-concentrate volumes but smelter production fell by 7% following maintenance work and limitations to furnace production due to gas off-take restrictions. Hard coking coal production also fell by 7%, impacted by a roof fall at Oaky Creek, which resulted in 130,000 tonnes of lost production, and planned lower production from the higher cost Oaky Creek open cut mine. Despite this, coking coal sales remained at a similar level to the previous year. Production of semi-soft coking coal declined from increased levels of production in 2004 in response to steel producers' preference for hard coking coal in order to maximise output. Lower volumes were partially offset by higher thermal coal volumes and improved zinc and lead production at Mount Isa following the commissioning of the new Black Star zinc-lead mine and higher production from George Fisher.

Despite the substantial, ongoing increases in costs being experienced across the mining industry, Xstrata achieved a reduction in unit costs in real terms of $19 million during the period. The combined impact of efficiency programmes, which delivered $106 million of savings, was offset by specific cost increases that are being experienced across the mining industry, including freight, consumables, fuel and energy price increases. In particular, Xstrata Zinc achieved significant cost savings through improved capacity utilisation from the combined impact of the start-up of the Black Star mine and higher volumes from the George Fisher mine at Mount Isa.

Efficiency improvements in the ferrochrome business produced benefits in 2005, by focussing on initiatives to improve the quality of feed to the smelters and minimise metallurgical coke requirements. Significant progress was also made in reducing operating costs at the Xstrata-Merafe Chrome Venture's Boshoek operation during the year.

Productivity improvements at Xstrata Coal's New South Wales operations, particularly at the Beltana mine, largely mitigated increased cost inflation. Productivity improvements at the Oaky North underground operation in Queensland were more than offset by an unexpected roof fall at the same underground operation, port congestion at the Dalrymple Bay Coal Terminal and higher prices for key inputs. The benefit of ongoing efficiency programmes and improved ore grades in Xstrata

Copper in North Queensland more than offset higher fuel, power and reagent costs. The Alumbrera copper operation in Argentina benefited from record processing volumes as the benefits of the flotation expansion were realised, but overall costs were impacted by higher smelting, refining and freight rates, and the impact of lower gold head grades.

Other income and expenses include Windimurra closure costs, the impact of one-off gains in 2004 which were not repeated in the period under review and a higher Group share-based payments charge under IFRS. These are more than offset by equity-accounted income of $21 million from Xstrata's 19.9% stake in Falconbridge Limited.

The weaker US dollar during 2005 gave rise to an unfavourable foreign exchange variance of $264 million. This was mainly due to a 3% strengthening of the Australian dollar and lower currency hedging gains compared to the previous year.

AVERAGE COMMODITY PRICES

	Unit	**Average price 2005**	Average price 2004	% Change
Australian FOB export coking*	$/t	**111.5**	65.3	71
Australian FOB export semi-soft coking*	$/t	**70.3**	47.2	49
Australian FOB export thermal coal*	$/t	**51.2**	40.9	25
South African export thermal coal*	$/t	**48.5**	39.0	24
Copper (LME average)	$/t	**3,684**	2,866	29
Lead (LME average)	$/t	**976**	886	10
Zinc (LME average)	$/t	**1,382**	1,048	32
Ferrochrome (Metal Bulletin)	¢/lb	**73.0**	68.0	7
Ferrovanadium (Metal Bulletin)	$/kg	**70.5**	27.2	159
*average received price				

CURRENCY TABLE TO $ (USD)

	Average 2005	Average 2004	% change (+ / -)	**At 31.12.05**	At 31.12.04
USD:ARS	2.92	2.94	+1	3.03	2.97
AUD:USD	0.76	0.74	+3	0.73	0.78
USD:CHF	1.25	1.24	+1	1.31	1.14
EUR:USD	1.24	1.24	-	1.18	1.36
GBP:USD	1.82	1.83	+1	1.72	1.92
USD:ZAR	6.37	6.43	+1	6.33	5.67

Earnings

EARNINGS SUMMARY

$m	**Year ended 31.12.05**	Year ended 31.12.04
EBIT	2,519.5	1,497.8
Net interest (excluding loan issue costs written-off and realised net foreign currency translation gains)	(91.9)	(91.4)
Income tax expense	(551.0)	(218.9)
Discontinued operations	-	(2.1)
Minority interests	(216.5)	(158.2)
Attributable profit	1,660.1	1,027.2
Earnings per share (BNI)*	271¢	164¢
Profit on sale of investments	-	10.2
Restructuring costs	-	(9.0)
WMC offer costs	(10.3)	-
Loan issue costs written-off	(17.3)	(35.1)
Net recycled gains from foreign currency translation reserve	61.9	68.6
Income tax on non-trading items	8.3	5.2
Profit on sale of discontinued forestry operation	3.7	-
	46.3	39.9
Attributable profit	1,706.4	1,067.1
Earnings per share*	2.79¢	1.70¢

* Computed using same weighted average number of shares used to compute the statutory basic earnings per share

The effective tax rate for 2005 was 22%. Increased taxable earnings in 2005 led to a higher weighted average statutory tax rate of 24.2% from 22.4% in 2004. The effective tax rate benefited from a decrease in corporate tax rates in South Africa and the recognition of research and development allowances in Australia.

Non-recurring items totalled $46 million. In total $27.6 million was written off in relation to the unsuccessful offer for WMC. The net foreign currency translation gain of $62 million represents the effect, mainly in the first half, of the release of cumulative foreign currency translation gains and losses on repayment of inter-company loans that are considered equity in nature. In accordance with IFRS, these gains and losses are recorded in the foreign currency translation reserve until the loans are repaid, at which point they are recycled through the income statement.

Xstrata's forestry division was sold in January 2005, giving rise to a $4 million profit on disposal.

EBIT SENSITIVITIES

$m	Impact on 2006 EBIT*	Indicative full year EBIT**
1¢/lb movement in ferrochrome price	10.6	12.5
$1/kg movement in ferrovanadium price	3.3	3.9
$1/tonne movement in Australian thermal export FOB coal price	20.1	32.9
$1/tonne movement in Australian coking export FOB coal price	2.9	5.7
$1/tonne movement in South African export thermal FOB coal price	3.1	13.8
1¢/lb movement in copper price	6.9	9.1
$10/oz movement in gold price	4.3	6.6
1¢/lb movement in zinc price	9.5	10.0
$10/tonne movement in zinc treatment charge price	1.1	3.7
1¢/lb movement in lead price	2.6	4.0
10% movement ARS	6.5	6.5
10% movement AUD	179.9	245.1
10% movement EUR	24.5	24.5
10% movement GBP	1.0	1.0
10% movement ZAR	129.2	129.2

*After impact of currency and commodity hedging, and contracted, priced sales as at 31 December 2005
** Assuming current annualised production and sales profiles, no currency or commodity hedging and no contracted, priced sales and purchases at 31 December 2005

Xstrata's sensitivity to Australian export thermal coal prices is reduced by the sales already priced for 2006. Xstrata Zinc has secured a substantial amount of its concentrate requirements for the remainder of 2006 into the San Juan de Nieva and Nordenham zinc smelters in Spain and Germany respectively. Forward sales have been entered into for a minor proportion of 2006 copper zinc, lead and gold production, as shown in the hedging summary below.

Cash Flow, Net Debt and Financing Summary

Xstrata's operations generated $1,924 million of free cash flow during 2005 after funding sustaining capital expenditure of $412 million. Despite tax paid increasing by $323 million versus the prior period, cash flow before capital expenditure increased by 42% to $2,325 million compared to 2004.

Net debt increased by $1,139 million as strong cash generation was offset by the cash portion of the acquisition of 19.9% of Falconbridge Limited and returned $522 million to shareholders through the repurchase of 4.1% of Xstrata's issued share capital under the Equity Capital Management Programme. In addition, in 2005 Xstrata invested $517 million of capital at operations to enhance production capacities (including expenditure funded via finance leases), acquired African Carbon Group for $60 million and distributed dividend payments to shareholders of $154 million.

CASH FLOW SUMMARY

$m	**Year ended 31.12.05**	Year ended 31.12.04
Cash generated from operations	2,779.9	1,784.9
Net interest paid	(91.5)	(90.7)
Dividends received	16.7	1.6
Tax paid	(380.2)	(57.6)
Cash flow before capital expenditure	2,324.9	1,638.2
Sustaining capital expenditure	(411.6)	(262.7)
Disposals of fixed assets	10.8	15.2
Free cash flow	1,924.1	1,390.7
Expansionary capital expenditure	(455.3)	(167.5)
Cash flow before acquisitions	1,468.8	1,223.2
Investments	(1,472.0)	(3.3)
Purchase of subsidiaries net of cash acquired	(60.3)	-
Payments to Chrome Venture partner	(7.3)	-
Purchase of Las Bambas	-	(91.0)
Disposal of Ravenswood gold operation	-	34.5
Disposal of Queensland coal assets	-	38.9
Disposal of investments	-	12.1
Repayments from Chrome Venture partner	7.3	-
Sale of Forestry operation, net of cash disposed	25.2	-
Net cash flow before financing	(38.3)	1,121.4
Purchase of own shares	(521.6)	(51.3)
Sale of own shares	24.9	0.4
Equity dividends paid	(154.2)	(133.8)
Dividends paid to minority interests	(148.2)	(43.1)
Foreign exchange adjustment	4.6	(1.8)
Debt acquired with operations	(6.4)	-
Debt disposed of with operations	13.2	-
Issue of convertible debenture	(375.0)	-
Convertible bond IAS 32/39 movements	119.5	-
Borrowing costs written off	(17.3)	(35.1)
New finance leases	(62.5)	(111.6)
Redemption of Alumbrera capital to minority interests	-	(81.0)
Other non-cash movements	22.2	(7.6)
Movement in net debt	(1,139.1)	749.5
Net debt at the start of the year	(1,472.0)	(2,221.5)
Net debt at the end of the period*	(2,611.1)	(1,472.0)
* Includes 100% of Alumbrera cash and third party shareholder loans		

The financial instruments accounting standards IAS 32 and IAS 39 were adopted effective 1 January 2005, resulting in a portion of the convertible bond net proceeds being reallocated to equity. Borrowing costs written off relate to the payment of debt arrangement fees in connection with the bid for WMC Resources.

RECONCILIATION OF EBITDA TO CASH GENERATED FROM OPERATIONS

$m	**Year ended 31.12.05**	Year ended 31.12.04
EBITDA	3,103.1	2,065.4
Discontinued operations EBITDA	-	0.1
Share of results from associates	(23.4)	(2.3)
Non-trading items	(10.3)	1.2
Net profit on disposal of property, plant & equipment	(15.9)	(4.2)
Net profit on disposal of investments	-	(10.2)
Increase in inventories	(125.4)	(36.6)
Increase in trade and other receivables	(333.8)	(258.0)
Increase in deferred stripping and other assets	(80.3)	(24.6)
Increase in trade and other payables	236.2	64.8
Movement in provisions and other non-cash items	29.7	(10.7)
Cash generated from operations	2,779.9	1,784.9

The increase in receivables was primarily due to higher sales prices across all of Xstrata's commodity businesses, a reduction in the use of debtor financing in South Africa and the timing of copper sales which accelerated in the last quarter of the year, reaping the benefit of very strong prices. The value of concentrate stocks increased at the European zinc smelters due to higher metals prices. This increase in inventories was partially offset by a drawdown of thermal coal stockpiles in South Africa. Underlying trade creditors increased as a result of higher payables as a consequence of the higher prices inherent in concentrate stocks for the European zinc smelters, in addition to timing of payments around the year end.

As a consequence of the ongoing development of Australian operations, stripping ratios increased, with overburden removal at both the Black Star zinc lead open pit at Mount Isa and at the Ernest Henry copper operation, resulting in increased deferred stripping costs.

NET DEBT SUMMARY

$m	**As at 31.12.05**	As at 31.12.04
Cash	**524.1**	459.6
External borrowings	**(2,917.6)**	(1,760.1)
Arrangement fees	**11.2**	13.5
Finance leases	**(228.8)**	(185.0)
Net debt *	**(2,611.1)**	(1,472.0)
Net debt to equity	**32.1%**	20.1%
By currency:		
AUD	**35.0**	(51.1)
EUR	**8.3**	-
GBP	**10.2**	8.5
USD	**(2,663.6)**	(1,441.8)
ZAR	**(3.8)**	10.1
Other	**2.8**	2.3
Net debt by currency	**(2,611.1)**	(1,472.0)
* Includes 100% of Alumbrera cash		

Finance leases included in debt increased primarily in respect of rail infrastructure associated with the Rolleston thermal coal project in Queensland, Australia.

Working Capital

WORKING CAPITAL

$m	As at 31.12.05	As at 31.12.04
Inventories	**890.7**	825.9
Trade and other receivables	**1,138.3**	794.0
Prepayments	**98.8**	103.9
Trade and other payables	**(945.8)**	(788.8)
Net working capital	**1,182.0**	935.0

The differences between the working capital balances above and the movements shown in the EBITDA cash flow reconciliation reflect non-cash items such as movements in exchange rates and non-current assets, such as deferred stripping.

Treasury Management and Financial Instruments

Group Treasury has responsibility for the strategic planning of the Group's financing activities. Its responsibilities include: management of the Group's cash resources and debt funding programmes, funding acquisitions and investments, management of interest rate and foreign exchange exposures, and co-ordinating relationships with banks, rating agencies and other financial institutions.

The Group is generally exposed to US dollars through its revenue stream. The Group will seek to source debt capital in US dollars directly or by borrowing in other currencies and swapping them into US dollars, thus matching the negative exposure of our debt service obligations against the positive exposure of our revenue.

Currency Hedging

Currency hedging may be used to reduce the Group's short-term exposure to fluctuations in the local currency exchange rates to the US dollar, Sterling and Euro. The currency hedging gains reflected in the income statement for the period ended 31 December 2005 amounted to $45 million compared to $218 million for the corresponding period in 2004. The unrealised mark-to-market loss on currency hedging in place at 31 December 2005 was $14 million. The majority of Australian dollar hedging relates to contracted US dollar priced sales.

FOREIGN CURRENCY FORWARD CONTRACTS

	Currencies	Forward sale $m 31.12.05	Weighted average exchange rate	Fair value $m 31.12.05
Maturing 2006				
Coal NSW	$ to AUD	437.8	0.7474	(9.6)
Coal Qld	$ to AUD	214.3	0.7449	(3.9)
Copper	$ to AUD	8.9	0.7596	(0.3)
	$ to AUD	661.0	0.7468	(13.8)
Coal NSW	AUD to GBP	5.2	0.3927	(0.4)
Total		**666.2**		**(14.2)**

Commodity Hedging

The Group is exposed to fluctuations in commodity prices, with the commodity mix spread relatively evenly between those which are priced by reference to prevailing market prices on terminal markets and those that are set on a contract basis with customers, generally on an annual basis. Commodity hedging is in the form of forward and option contracts covering a portion of planned attributable gold, copper, zinc, silver, lead and coal production.

Hedges relating to sales in 2006 are classified as cash flow hedges and shown in the table below. The fair value of these hedges is deferred within equity on the balance sheet until the sale is recorded. The unrealised mark-to-market loss on commodity hedging maturing in 2006 and in place at 31 December 2005 was $85 million.

CASH FLOW HEDGING
COMMODITY FORWARD AND OPTION CONTRACTS MATURING IN 2006

	Commodity	Volume	Average price $*	Fair value $m 31.12.05
Thermal coal (tonnes)	$ Coal	4,625,000	51.28	13.4
Gold (ounces)	AUD Gold	58,843	500.40	(1.9)
Gold (ounces)	$ Gold	102,668	373.06	(15.9)
Gold (ounces)	$ Gold	51,000	500–590	0.2
Copper (tonnes)	$ Copper	49,750	2,746.62	(63.0)
Zinc (tonnes)	$ Zinc	12,104	1,412.05	(6.0)
Lead (tonnes)	$ Lead	58,375	956.68	(5.7)
Silver (ounces)	$ Silver	4,900,000	7.68	(6.3)
Total				**(85.2)**

* The average price is stated in US dollars and where necessary has been converted from foreign currencies at period end exchange rates.

The Group has undertaken short dated commodity hedging in respect of a minor portion of production during the course of the year. Gold and silver are principally produced as by-products from our major operating assets, hedging these commodities effectively locks in a portion of the operating costs associated with these assets. Xstrata Coal has an ongoing hedging programme for thermal coal, principally from South Africa, and hedges a portion of forecast production when pricing opportunities exist in the forward market.

As indicated in the 2005 Interim Report, the Ernest Henry copper gold operation is scheduled in 2006 to enter a period of abnormally low ore grades for several months. As a consequence, unit costs are expected to increase temporarily. A decision was made during the first half of 2005 to lock in the profitability of the operation through the forward sale of copper for this period. As a result of the more favourable outlook for copper prices into 2006, relating to 27,800 tonnes of copper have been redesignated as hedges against 2005 copper sales with the full earnings impact of $35 million recognised in the profit and loss statement at the balance sheet date. Zinc hedges maturing in 2006 relate to a specific shipment of zinc which was delayed from the final quarter of 2005 into 2006.

Copper and zinc are often sold under terms whereby sales are priced according to future quotational periods. These terms are negotiated by concentrate purchasers to match the pricing period with the expected timing of cathode sales. In certain circumstances, forward contracts have been undertaken to lock in the final price at the time at which the sale is recognised. Hedges that relate to 2005 sales for which the quotational period is still open are shown in the table below and have been recognised in the profit and loss account at the balance date. As a result, these hedges will have no further earnings impact.

COMMODITY FORWARD CONTRACTS

	Commodity	Volume	Average price $*	Fair value $m 31.12.05
Maturing in 2006				
Gold (ounces)	AUD Gold	28,252	479.48	(1.5)
Gold (ounces)	$ Gold	36,332	378.08	(5.1)
Copper (tonnes)	$ Copper	56,050	3,056.54	(75.9)
Zinc (tonnes)	$ Zinc	41,321	1,412.05	(20.4)
Total				**(102.9)**

* The average price is stated in US dollars and where necessary has been converted from foreign currencies at period end exchange rates.

Interest Rate Hedging

The Group normally borrows and invests at floating rates of interest and will generally swap any fixed rate exposure into floating interest rates. A limited amount of fixed rate hedging may be undertaken during periods where the Group's exposure to movements in short-term interest rates is more significant. The unrealised mark-to-market loss on interest rate hedging in place at 31 December 2005 was $9.7 million.

INTEREST RATE SWAPS

	Principal $m	Average rate %	Fair value $m 31.12.05
Maturing 2010			
Interest rate swapped from fixed rates	600	4.5	(9.7)
Total			**(9.7)**

Consolidated Capital Expenditure

Capital expenditure increased in 2005 as a number of Xstrata's major projects were initiated during the year to take advantage of the strong commodity price environment. Total capital expenditure across the Group increased by $398 million or 72% to $947 million.

Sustaining capital expenditure of $430 million in 2005 included:

- $188 million at Xstrata Coal, including the $52 million (AUD68 million) longwall system at the Ulan underground mine and $12 million (AUD16 million) underground drift conveyor system at the same operation, both completed within budget; and
- $115 million at Xstrata Copper including $21 million for continued mobile equipment replacements to assist in mining at greater depth at Ernest Henry and a total of $50 million for mine development, infrastructure maintenance and ore handling projects at Mount Isa which resulted in increased concentrate output during 2005.

While this capital expenditure is sustaining in nature, these projects will have a material positive impact on costs and efficiencies at Xstrata's operations.

Sustaining capital expenditure in 2006 is anticipated to decrease slightly from 2005 levels, to around $400 million, as Xstrata's businesses continue to upgrade and invest in operations to increase efficiencies and production capacity. In particular, increased capital will be directed to the Mount Isa

Mines copper and zinc operations to upgrade smelters and the zinc concentrator, undertake work on the shafts and improve paste filling capabilities in 2006.

Total expansionary capital expenditure increased to $517 million in 2005. Despite significant cost pressures due to rising input prices, particularly raw materials and labour, Xstrata's businesses delivered a number of capital growth projects during the year on time and within budget.

Significant progress was achieved in 2005 in delivering two of the Group's major growth projects: the Rolleston coal development in Queensland, Australia, and the Project Lion ferrochrome smelter and related mine development in South Africa.

At Rolleston, first production began as scheduled in September 2005, with total expenditure in 2005 of $135 million. Phase one of Project Lion has also progressed well, incurring $132 million in 2005 – the largest part of the project's total cost. Again, despite escalating input prices , in particular steel, the project remains both on budget and schedule for commissioning in the second half of 2006.

CAPITAL EXPENDITURE SUMMARY

$m		**Year ended 31.12.05**	Year ended 31.12.04
Alloys		**34.8**	10.1
Coal		**187.7**	132.3
Copper		**115.3**	94.6
Zinc		**88.8**	65.7
Technology		**0.7**	0.5
Unallocated		**2.6**	3.0
Total Sustaining		**429.9**	**306.2**
Attributable Sustaining		*415.8*	*286.6*
Alloys		**168.8**	36.9
Coal		**280.9**	172.1
Copper*		**35.3**	4.7
Zinc		**32.2**	29.6
Total Expansionary		**517.2**	**243.3**
Attributable Expansionary		*512.3*	*241.9*
Alloys		**203.6**	47.0
Coal		**468.6**	304.4
Copper*		**150.6**	99.3
Zinc		**121.0**	95.3
Technology		**0.7**	0.5
Unallocated		**2.6**	3.0
Total		**947.1**	**549.5**
Attributable total		*928.1*	*528.5*
* Excludes Las Bambas project acquisition in August 2004			

Other major items of expansionary capital expenditure in 2005 included:

- the commencement of construction of a UG2 mine and concentrator under the Mototolo joint venture with Anglo Platinum in South Africa;
- the continued development of the Black Star zinc lead mine which led to substantial improvements in operating performance from the Australian zinc lead operations in 2005;
- $24 million to upgrade the coal flotation plant at Newlands to coincide with operations beginning at the Northern underground mine in the first quarter of 2006; and
- the initiation of the drilling programme at Xstrata Copper's Las Bambas exploration project at a cost of $10 million.

Expansionary capital expenditure is also anticipated to remain at a similar level to 2005 expenditure of around $500 million, as large-scale expansion projects are completed, new projects initiated and additional investment is made in a number of low capital cost, high return incremental expansion projects from the portfolio. Feasibility studies have confirmed the potential attraction of the development of the Goedgevonden coal mine and number 5 coal seam at South Witbank and Tavistock mines in South Africa. These projects are contingent on infrastructure and market considerations and, if approved, would result in additional capital expenditure in 2006.

Expenditure will continue on the Rolleston thermal coal mine as it moves towards full production in 2008, although at a lower rate than in 2005. Phase one of the Lion project will be completed during 2006, with commissioning expected in the second half. In total, capital expenditure of around $130 million is anticipated in 2006 for these two major growth projects. In addition, Xstrata Coal is planning a number of incremental expansions in its highly-efficient New South Wales operations. Other major expansionary capital projects include the following:

- construction of Project Bokamoso, a pelletising and sintering plant with a production capacity of 1.2 million tonnes per annum in South Africa, at an approximate cost of $75 million during the year;
- investment in a second rotary holding furnace at the Mount Isa copper smelter, which together with a copper slag cleaning furnace and associated smelter expansion projects, is expected to increase throughput to 300,000 tonnes per annum, to match the future copper-in-concentrate output from the North Queensland operations and improve efficiency at a total cost of approximately $56 million;
- construction will continue on the UG2 mine and concentrator for the Mototolo joint venture with Anglo Platinum, with Xstrata's share estimated at approximately $68 million for 2006;
- the Stage 2 East cutback will be developed at the Black Star mine at Mount Isa at a cost of some $20 million;
- a further expansion to the concentrator at Minera Alumbrera in Argentina will increase capacity to 40 million tonnes per annum and will be completed in 2006 incurring expenditure of approximately $12 million during the year;
- Xstrata Copper's drilling programme at Las Bambas will accelerate, with total expenditure of around $24 million in 2006;
- dependent on final approval being granted by the Northern Territory Mines Minister, estimated capital expenditure in 2006 to commence the conversion of McArthur River Mine to an open cut operation would be around $35 million; and
- approximately $15 million will be incurred to complete the development of the Northern 3500 underground copper orebody at Mount Isa's Enterprise copper mine, enabling improved utilisation of the existing hoisting and concentrating facilities and achieving rated capacity of 3.5 million tonnes per annum.

Acquisitions

The total cost of acquisitions completed in 2005 (including acquired debt) was $1,918 million, including the acquisition of 19.9% of Falconbridge Limited, compared to $94 million in 2004.

In January 2005, Xstrata Alloys acquired a controlling stake in the African Carbon Group ("ACG"), a char producer situated in the Mpumalanga province, South Africa. The acquisition extends Xstrata Alloys' strategy to secure its own supply of reductants.

In March 2005, Xstrata Copper acquired 13.2% of Universal Resources Limited a listed Australian exploration company for a cost of $5 million.

In May 2005, Xstrata Alloys and Merafe Resources Limited ("Merafe") signed an agreement with Samancor to acquire chrome ore reserves and resources associated with the Kroondal and Marikana mining areas for a total consideration of $16 million and $29 million respectively. Xstrata's share of the total consideration is $29.5 million.

In August 2005, Xstrata acquired a 19.9% stake in Falconbridge Limited for a total consideration of $1.7 billion, of which $375 million was settled by means of a guaranteed convertible debenture, convertible into ordinary Xstrata shares with the remainder in cash. The acquisition provided Xstrata with a meaningful stake in a major diversified mining company, with exposure to world class integrated businesses in copper and nickel, as well as to Falconbridge's zinc and aluminium businesses. Subsequently, on 11 October, Inco Limited made a bid to acquire Falconbridge Limited for 0.6713 of an Inco common share plus C$0.05 in cash for each Falconbridge common share, or C$34 in cash, subject to pro rata application should certain thresholds be met. Inco's offer has recently been extended and is currently due to close on 30 June 2006. The offer remains subject to approval from anti-trust authorities in the European Union and United States.

In September 2005, Xstrata Zinc increased its ownership of McArthur River Mine to 100%, through the purchase of the 25% stake formerly owned by ANT Minerals Pty Limited. The acquisition completed in December 2005.

Since the year end, in February 2006, Xstrata has entered into an alliance agreement with Erdene Gold Inc. ("Erdene") and has purchased 9.8% of Erdene's shares. The agreement allows Xstrata Coal the first option to enter into a joint venture and earn a 75% interest in coal opportunities identified by Erdene in Mongolia. Erdene is a diversified mineral exploration company with a significant profile and a large number of exploration projects in Mongolia, which include both coal and base metals. While this agreement is focussed on the joint development of metallurgical and thermal coal projects, Xstrata will also have the right to participate in other mineral development opportunities with Erdene.

On 1 March 2006, Xstrata announced the proposed acquisition of Glencore International's one third stake in the Cerrejón thermal coal operation in Colombia for a total consideration of $1.7 billion in cash, funded from new bank debt facilities. The acquisition is subject to shareholder approval and certain regulatory approvals.

Disposals and discontinued operations

In January 2005, Xstrata sold its wholly owned forestry operation in Chile, Forestal Los Lagos SA ("FLL") realising a $4 million gain on the disposal.

In April 2005, Xstrata Alloys reached agreement with Precious Metals Australia Limited ("PMA") regarding the disposal of the Windimurra vanadium project. The sale was finalised in August 2005 and as a consequence, Xstrata is now released from all obligations associated with the Windimurra project.

Other changes to group companies

In August 2005, Anglo Platinum and Xstrata Alloys announced the formation of the Mototolo Joint Venture to develop a platinum group metals (PGM) mine and concentrator on the Eastern Limb of the Bushveld Complex in Mpumalanga, South Africa. On 28 February 2006, Xstrata announced its partnership with Kagiso Investment Trust ("Kagiso"), through which Kagiso will acquire 26% of Xstrata's 50% interest in the joint venture, in return for funding its proportionate share of the capital expenditure required. Xstrata Alloys and Kagiso will jointly manage and vote the combined 50% share in the joint venture.

In December 2005, Xstrata Coal and its partners in the Xstrata Donkin Mine Development Alliance won the exclusive right to pursue exploration of the Donkin coal resource in Nova Scotia, Canada.

Evaluation of the thermal and metallurgical coal resource will begin in early 2006, with feasibility studies expected to continue for approximately two years.

In February 2006, Erdene reached agreement with Kaoclay Resources Inc. ("Kaoclay") to acquire all of the outstanding shares of Kaoclay in exchange for shares and warrants of Erdene. Kaoclay is a Nova Scotia-based private company involved in energy and industrial mineral projects in North America, including a 20 per cent interest in the exploration and development of the Donkin coal project in Nova Scotia through the Xstrata Donkin Mine Development Alliance.

On 28 February 2006, Xstrata and African Rainbow Minerals Limited ("ARM") announced the formation of a new black owned and controlled company, ARM Coal. ARM Coal will have a total participation interest of 26% of Xstrata's South African coal business.

Dividends

A 2005 interim dividend of 9¢ per share amounting to $55 million was paid on 14 October 2005. The proposed final 2004 dividend of 16¢ per share amounting to $100 million was paid on 20 May 2005. The directors propose a final 2005 dividend of 25¢ per share amounting to $150 million to be paid on 19 May 2006.

DIVIDEND DATES

	2006
Ex-dividend date	26 April
Deadline for return of currency election forms	28 April
Record date	28 April
Applicable exchange rate date	12 May
Payment date	19 May

As Xstrata plc is a Swiss tax resident company, the dividend payment will be taxed at source in Switzerland at the rate of 35%. A full or partial refund of this tax may be available in certain circumstances.

The interim dividend is declared and will be paid in US dollars. Shareholders may elect to receive this dividend in Sterling, Euros or Swiss francs. The Sterling, Euro or Swiss francs amount payable will be determined by reference to the exchange rates applicable to the US dollar seven days prior to the dividend payment date. Dividends can be paid directly into a UK bank or building society account to shareholders who elect for their dividend to be paid in Sterling.

Further details regarding tax refunds on dividend payment, together with currency election and dividend mandate forms, are available from Xstrata's website (www.xstrata.com) or from the Company's Registrars.

Share Data

Under IFRS, own shares (treasury stock) are deducted from the total issued share capital when calculating earnings per share. During the period, 1.5 million shares were sold in the market and 1 million shares were issued relating to the disposal of Xstrata equity allotted to an Employee Share Ownership Trust, (an employees' share scheme as that term is defined for the purposes of the Companies Act 1985 and within the provisions), to service the exercise of employee share options.

SHARE PRICE

	XTA LSE (GBp)	XTA SWX (CHF)
Closing price 31.12.04	9.31	20.50
Closing price 31.12.05	13.60	30.75
Year high	14.90	33.95
Year low	8.70	19.20
Year average	11.52	26.14

SHARES IN ISSUE FOR EPS CALCULATIONS

	Number of shares (000s)
2005 Weighted average for year ended 31.12.05 used for 2005 statutory eps calculation	612,421
2004 Weighted average for year ended 31.12.04 used for 2004 statutory eps calculation	626,351
Total issued share capital	632,502

Equity Capital Management Programme

Under the equity capital management programme (ECMP), up to 10% of the issued capital of Xstrata plc can be purchased in the market by Batiss Investments (Batiss), a Guernsey-registered entity owned by a trust and independent of the Xstrata Group. During 2005, 26.1 million shares were purchased under the ECMP for $522 million. This brings the total purchases to 31 December 2005 to 29 million shares (4.7% of ordinary share capital) at an average cost of GBP 10.72 per share. No shares were sold under the ECMP during the period.

Future Application of Xstrata Shares Held by Batiss

Xstrata Capital intends that the shares held by Batiss will either be used by the Group as a source of financing for future acquisitions, in keeping with the Group's growth strategy, or placed in the market.

The decision when to place the shares in the market, use the shares to assist the Group in facilitating future transactions, or to repurchase shares for cancellation, will be considered in light of the Group's funding requirements and capital structure at the time.

Accounting Treatment

For so long as the shares continue to be held by Batiss they are disregarded for the purposes of calculating the earnings per share of Xstrata plc. Batiss will be consolidated by Xstrata as a special purpose entity, and the shares held by it will be accounted for as a deduction from shareholders' funds in the consolidated balance sheet of the Group.

If Xstrata shares held by Batiss are subsequently disposed of by way of a placing or as consideration for an acquisition by the Group, any gain or loss will be taken directly to the Group's reserves.

PUBLICLY DISCLOSED MAJOR SHAREHOLDERS

Name of shareholder	Number of Ordinary shares of US$0.50 each	% of Ordinary issued share capital
Credit Suisse First Boston Equities Nominees Limited	152,659,367	24.13*
Glencore International AG	101,040,400	15.97*
Batiss Investments Limited	29,450,976	4.66

*Pursuant to a capital management programme, as announced on 29 May 2003, entered into by Credit Suisse First Boston Equities Limited (CSFB Equities) and Credit Suisse Securities (Europe) Limited (CSFB Europe), and Glencore International AG (Glencore), in connection with the Group's acquisition of the MIM Group and the associated rights issue, Glencore, CSFB Equities and CSFB Europe are jointly interested in 253,699,767 ordinary shares representing 40.11% of the issued share capital of the Company. In addition to the interests arising as a result of CSFB Equities and CSFB (Europe) entering into the capital management programme, the company has been informed by CSFB Equities that the Credit Suisse Group has an interest in a further 1,330,165 Ordinary Shares, representing approximately 0.21% of the issued outstanding ordinary shares of Xstrata.

Xstrata Alloys

Chrome

FINANCIAL AND OPERATING DATA

$m	**Year ended 31.12.05**	Year ended 31.12.04
Revenue	**797.5**	819.3
EBITDA	**168.8**	168.9
Depreciation & amortisation	**(24.4)**	(20.0)
Impairment of assets	**(2.9)**	-
EBIT	**141.5**	148.9
Net assets	**726.0**	483.1
Capital employed	**851.0**	618.7
Share of Group EBIT	**5.6%**	9.9%
Share of Group net assets	**8.9%**	6.6%
Return on capital employed*	**16.7%**	27.3%
Capital expenditure	**187.3**	42.5
Sustaining	**25.9**	8.8
Expansionary	**161.4**	33.7
Attributable saleable production (kt)	**1,121.7**	1,225.4
Indicative average published price (US¢/lb) (Metal Bulletin)	**73.0**	68.0
Total recordable injury frequency rate	**11.8**	16.6
Lost time injury frequency rate	**4.3**	5.2
Employee turnover (%)	**6.4**	6.6
*ROCE % based on average exchange rates for the period		

Markets

The first half of 2005 was characterised by strong growth in stainless steel melt, which accounts for approximately 80% of global ferrochrome consumption, and consequently in ferrochrome demand. As a result, ferrochrome prices rose to 78¢ per pound in the second quarter of 2005. In the second half, stainless steel stocks began to build, particularly in China, as high nickel prices impacted demand for stainless steel, leading to a slow-down in stainless melt production. While globally, stainless steel melt production in 2005 continued at a similar level to the previous year, in Europe, stainless steel melt production declined by an estimated 4.8% to 8.3 million tonnes. Production of stainless melt also fell in the United States, down by 7%, in Taiwan, down by 4%, and in Japan, where production declined by around 2.5% year-on-year. China was the exception, experiencing significant growth of 33% to around 3.7 million tonnes.

Demand for ferrochrome has continued to grow year-on-year, albeit at a slower rate than in the first half of the year, by around 3.6%. This growth brings global demand to 5.7 million tonnes, up from 5.5 million tonnes in 2004, primarily due to increased production of ferritic grade stainless steel.

As the correction in stainless melt production translated into lower ferrochrome demand in the second half of 2005, ferrochrome prices came under pressure, with the base price reducing by 5¢ in each quarter to end the year at 68¢ per pound. The average quoted price for 2005 was 73¢ per pound, 7.3% higher than the published 2004 average of 68¢ per pound.

Relatively weak stainless steel melt production has continued into the first quarter of 2006 resulting in further downward pressure on prices; in the first quarter the base price reduced by a further 5¢ to 63¢ per pound. However, a recovery in the second half of 2006 is expected as both stainless steel melt production and ferrochrome demand gain momentum, with China again anticipated to drive this growth.

Operations

Revenue for 2005 was 2.6% lower than the previous year, predominantly due to lower volumes and the agreed reduction in Xstrata's participation interest in the Xstrata-Merafe Chrome Venture (the "Chrome Venture"). EBIT decreased by 4.9% to $141.5 million.

The Chrome Venture continues to mature and is gradually realising the anticipated synergies from management, technological diversity and sharing of operational expertise. From 1 July 2005, Merafe's participation interest in the venture increased from 11% to 14%. Following the Chrome Venture's acquisition of Samancor's 50% stake in the Wonderkop furnaces and Kroondal reserves (the "Gemini JV") in addition to the acquisition of the contiguous Marikana reserves, completed in November 2005, Merafe's share in the Chrome Venture increased further to 17%. Merafe's interest will increase again to 20.5% on 1 July 2006, in line with the Pooling and Sharing agreement with Xstrata Alloys. Accordingly, Merafe's participation in the Lion project will also increase to 20.5%.

Operating conditions benefited during the year from improved performance at the Rustenburg pelletising plant, the increased availability of Outokumpu pellets from the Boshoek plant and reduced overall raw material requirements through better efficiencies from higher pellet availabilities. In June 2005, suspensions were announced at seven of the Chrome Venture furnaces to perform planned maintenance during the winter months when energy costs are elevated. The temporary closures had no material impact on 2005 financial performance and all seven furnaces were brought back into operation during the third quarter. Following routine maintenance work, the two Gemini JV furnaces at Wonderkop have remained suspended in light of prevailing market conditions and to improve the distribution of agglomerated ores across the chrome operations. In addition, a further five furnaces are being temporarily suspended, comprising two furnaces at Wonderkop, two furnaces at Rustenburg and one furnace at Boshoek, and will be returned to production according to market conditions.

During 2005, modifications were made to the Boshoek furnaces during the winter shutdown. Using the combined expertise within Xstrata and Merafe, the modifications have produced excellent results. The two Boshoek furnaces are currently operating with great stability, production volumes have increased and operating costs have significantly reduced.

Operating costs were contained in 2005 despite lower production volumes. Excluding standing charges of $10 million incurred by idled capacity, unit costs fell by ZAR48 per tonne in real terms compared to 2004, due to lower coke prices, mechanical improvements at the Boshoek furnaces and improved furnace efficiencies resulting from higher pellet availabilities. These cost savings also reflect lower power costs than in the previous year, primarily due to the suspension of the Wonderkop JV furnaces, which had operated at escalated commodity-linked electricity prices in 2004. The continued strength of the South African rand during the year negatively impacted South African Rand costs in US dollar terms by $4.6 million.

Mining operations improved during 2005. Higher underground production volumes from the Kroondal mine, especially after the acquisition of the Marikana reserves announced in July 2005, displaced production from the lower quality opencast operations at Kroondal and Boshoek.

Operations at the Horizon mine were temporarily suspended from 1 July to December 2005 to refurbish the mine, with the objective of improving yields and production costs from January 2006. The Thorncliffe mine in the East remained the best performing and lowest cost chrome ore mine in the group in 2005. The Thorncliffe mining complex is being expanded with the development of the Helena mine to supply ore to the new Lion ferrochrome smelter.

EBIT VARIANCES

	$m
EBIT 31.12.04	**148.9**
Sales price*	46.7
Volumes	(10.7)
Unit cost – real	(10.5)
Unit cost – inflation	(16.9)
Unit cost – foreign exchange	1.0
Other income and expenses	(10.6)
Corporate social involvement	(4.4)
Depreciation and amortisation (excluding foreign exchange)	(2.0)
EBIT 31.12.05	**141.5**

*net of commodity price linked costs

Developments

The first stage of the Lion project, to construct a 360,000 tonnes per annum smelting complex in the Mpumalanga province, is currently under construction following ground clearing which commenced during December 2004. The smelter is situated close to existing Xstrata chrome reserves at the Thorncliffe mining complex. The project utilizes Xstrata Alloys' proprietary Premus technology, which will deliver significant production cost savings compared to prevailing ferrochrome production technologies.

The Lion project was awarded a substantial grant by the South African Department of Trade and Industry in 2005 in recognition of the project's contribution to the sustainable development of the surrounding area. This is a result of the project's beneficial impact on local communities in the form of direct and indirect employment, training schemes, and specific social development programmes initiated by Xstrata Alloys, as well as the associated improved infrastructure that will benefit local communities and surrounding industries.

The project has encountered some external difficulties, in particular the quality of the kiln riding rings and roller support castings and difficult ground conditions. Despite these challenges, the project is on track to commission on time and within budget during the third quarter of 2006. The related Helena mine development also remains within the project timing schedule and budget, with chrome ore already being brought to surface.

The acquisition of the African Carbon Group was completed during January 2005. The purchase has been an important step in enabling Xstrata Alloys to secure its supply of reductants and to gain greater control over key inputs into the ferrochrome manufacturing process. Other reductant supply alternatives continue to be actively pursued by the carbon division.

In November 2005, Merafe successfully raised equity and debt funding to acquire Samancor's 50% stake in the Gemini Joint Venture and associated chrome reserves, as well as facilitating Merafe's 20.5% participation in the Lion Project.

Project Bokamoso was approved towards the end of 2005 at a capital cost of ZAR800m. The project consists of the construction and commissioning of a pelletising and sintering plant with a production capacity of 1.2 million tonnes per annum. The additional agglomeration capacity will restore the ore balance between the mines and smelters in Xstrata's Western operations, reducing operating costs for the smelting operations and enhancing mining and operational efficiencies. The project will also result in improved environmental performance and operational flexibility. Construction will commence in the first quarter of 2006, with commissioning expected in the second quarter of 2007. The plant is anticipated to reach full capacity by the end of 2007.

Project Mototolo, a 50-50 joint venture with Anglo Platinum, was initiated in the latter part of 2005, heralding Xstrata's entry into platinum group metals; an attractive new commodity. The project will commence commissioning in the final quarter of 2006, reaching full production by the end of 2007. Xstrata's share of the total capital expenditure is estimated to be approximately ZAR675 million. The project is expected to produce approximately 132,000 ounces of platinum and 82,000 ounces of palladium per annum.

On 28 February 2006, Xstrata announced the formation of a partnership with Kagiso Investment Trust ("Kagiso"), through which Kagiso will acquire 26% of Xstrata's 50% interest in the joint venture, in return for funding its proportionate share of the capital expenditure required. Xstrata Alloys and Kagiso will jointly manage and vote the combined 50% share in the joint venture.

Vanadium

FINANCIAL AND OPERATING DATA

$m	**Year ended 31.12.05**	Year ended 31.12.04
Revenue	**318.0**	133.7
EBITDA	**181.1**	34.1
Depreciation & amortisation	**(5.5)**	(5.0)
Impairment of assets	**-**	(6.8)
EBIT	**175.6**	22.3
Net assets	**128.2**	143.3
Capital employed	**128.5**	143.6
Share of Group EBIT	**7.0%**	1.5%
Share of Group net assets	**1.6%**	2.0%
Return on capital employed*	**137.5%**	17.7%
Capital expenditure	**16.3**	4.5
Sustaining	**8.9**	1.3
Expansionary	**7.4**	3.2
Attributable saleable production		
V_2O_5 (k lbs)	**20,166**	21,067
Ferrovanadium (k kg)	**4,936**	5,791
Indicative average published prices		
V_2O_5 ($/lb) *(Metal Bulletin)*	**16.3**	6.0
Ferrovanadium ($/kg V) *(Metal Bulletin)*	**70.5**	27.2
Total recordable injury frequency rate	**8.1**	19.7
Lost time injury frequency rate	**3.7**	8.7
Employee turnover (%)	**5.7**	7.2
* ROCE % based on average exchange rates for the period		

Markets

Carbon steel, which dominates the usage of vanadium, continued to show solid global growth of approximately 6% during 2005. The primary driver of demand was China, where carbon steel production increased by approximately 25%. Consequently the vanadium market remained strong, particularly in the first half when rapid increases in demand from all sectors led to ferrovanadium prices rising to over $128 per kilogram.

Vanadium supply increased in response, particularly from magnetite steel producers in China, while high prices led to some substitution of vanadium by ferroniobium in certain applications, bringing supply and demand towards equilibrium. Consequently, ferrovanadium prices retreated from the peaks seen in the first half to around $38 per kilogram by year end, bringing the average price for 2005 to around $70 per kilogram, compared to $27 per kilogram in 2004.

With further growth anticipated in carbon steel production, demand for vanadium units should remain firm during 2006 despite expected further increases in vanadium production in China and additional ferroniobium substitution. Prices are expected to moderate as a consequence, but are likely to remain above historical levels in 2006.

Operations

Revenue increased by almost 138% to $318 million compared with the previous period, while operating profit increased by 688% to $176 million. Increased profitability was principally driven by higher sales prices, despite the effects of US dollar weakness and slight increases in real unit costs during the period. Vanadium pentoxide volumes were lower than the previous period, due to the closure of the Vantech operation announced in November 2004. Production of vanadium pentoxide at Rhovan was maximised in 2005 at the expense of efficiency in order to capitalise on favourable market conditions and maximise contribution margins. As a result, overall production volumes at Rhovan increased by 1.2% year-on-year to record levels, comprising higher vanadium pentoxide production and slightly lower ferrovanadium production. Unit costs increased slightly, principally due to an increased overburden removal programme.

Rhovan reaped the benefits throughout the year of several projects launched during 2004. This included installing the crusher in the pit, maximising the capacity of the overland conveyor and introducing a primary stockpile split to increase the efficiency of the fully-autogenous mill.

During 2005 Xstrata Alloys took advantage of the vanadium division's strong financial performance to redesign the Rhovan mining operation to improve efficiencies and access previously uneconomic reserves. As a result, additional costs of approximately $2.4 million were incurred, but the life of mine was extended by more than six months, while enhancing operational efficiencies.

EBIT VARIANCES

	$m
EBIT 31.12.04	**22.3**
Sales price*	174.7
Volumes	(24.1)
Unit cost – real	(4.1)
Unit cost – inflation	(2.5)
Unit cost - currency	1.8
Other income and expenses	7.9
Depreciation and amortisation (excluding foreign exchange)	(0.4)
EBIT 31.12.05	**175.6**

*net of commodity price linked costs

Developments

Xstrata's efficient Rhovan operation has the potential to increase vanadium pentoxide production capacity by a further 8.5 million pounds per annum through low cost brownfield expansion to take advantage of expected increased future demand. The planned increase in capacity will have a substantial positive impact on unit costs due to economies of scale. The Environmental Management Programme Report (EMPR) for the proposed expansion project is being prepared and will be completed in the first half of 2006.

Final settlement was reached with PMA on the closure of the Windimurra plant during August 2005 and as a consequence, PMA has assumed all responsibilities and obligations related to the final rehabilitation of the Windimurra project. Rehabilitation of the Vantech site is also progressing well, with full closure expected to take approximately four to five years in order to allow for groundwater remediation.

Xstrata Coal

FINANCIAL AND OPERATING DATA

$m	**Year ended 31.12.05**	Year ended 31.12.04
Revenue: own production	**3,208.4**	2,510.1
Coking Australia	**536.7**	358.3
Thermal Australia	**1,935.4**	1,587.8
Thermal South Africa	**736.3**	564.0
Revenue: third party purchased coal	**192.0**	183.3
Thermal Australia	**138.1**	76.3
Thermal South Africa	**53.9**	107.0
Total revenue	**3,400.4**	2,693.4
Coking Australia	**536.7**	358.3
Thermal Australia	**2,073.5**	1,664.1
Thermal South Africa	**790.2**	671.0
EBITDA	**1,346.5**	916.0
Coking Australia	**278.0**	144.1
Thermal Australia	**812.4**	597.7
Thermal South Africa	**256.1**	174.2
Depreciation & amortisation	**(267.2)**	(248.2)
Coking Australia	**(34.5)**	(32.5)
Thermal Australia	**(154.7)**	(143.6)
Thermal South Africa	**(78.0)**	(72.1)
EBIT	**1,079.3**	667.8
Coking Australia	**243.5**	111.6
Thermal Australia	**657.7**	454.1
Thermal South Africa	**178.1**	102.1
Net assets	**4,458.5**	4,550.6
Australia	**2,991.1**	2,868.5
South Africa	**1,467.4**	1,682.1
Capital employed	**4,692.5**	4,751.1
Australia	**3,217.4**	3,053.5
South Africa	**1,475.1**	1,697.6
Share of Group EBIT	**42.8%**	44.6%
Australia	**35.7%**	37.8%
South Africa	**7.1%**	6.8%
Share of Group net assets	**54.8%**	62.3%
Australia	**36.8%**	39.3%
South Africa	**18.0%**	23.0%
Return on capital employed*	**22.4%**	15.3%
Australia	**26.9%**	19.6%
South Africa	**12.1%**	6.8%
Capital expenditure	**468.6**	304.4
Australia	**403.6**	239.6
South Africa	**65.0**	64.8
Sustaining	**187.7**	132.3
Expansionary	**280.9**	172.1
* ROCE % based on average exchange rates for the period		

PRODUCTION DATA

(million tonnes)	**Year ended 31.12.05**	Year ended 31.12.04
Total consolidated production	**61.8**	60.0
Queensland coking	**4.8**	5.2
NSW semi-soft coking	**4.8**	6.7
Australian thermal	**33.6**	28.9
South African thermal	**18.6**	19.2
Consolidated Australian sales total†	**42.7**	41.5
Queensland coking export	**4.8**	4.9
NSW semi-soft coking export	**4.8**	6.7
Thermal export	**28.1**	25.6
Domestic	**5.0**	4.3
Consolidated South African sales total†	**20.4**	17.5
Thermal export	**13.5**	12.9
Thermal domestic	**6.9**	4.6
Attributable Australian sales total†	**40.1**	39.1
Queensland coking export	**4.8**	4.9
NSW semi-soft coking export	**4.4**	6.3
Thermal export	**26.1**	23.8
Domestic	**4.8**	4.1
Attributable South African sales total†	**20.4**	17.5
Thermal export	**13.5**	12.9
Thermal domestic	**6.9**	4.6
Average received export FOB coal price ($/t)		
Queensland coking	**111.5**	65.3
NSW semi-soft coking	**70.3**	47.2
Australian thermal	**51.2**	40.9
South African thermal	**48.5**	39.0
Total recordable injury frequency rate	**16.4**	16.4
Lost time injury frequency rate	**3.9**	4.9
Employee turnover (%)	**8.6**	7.7
† All sales data is ex-mine i.e. does not include sale of third party purchased coal		

Markets

Far East and Australian thermal coal markets

Demand for imported seaborne thermal coal in the Pacific Basin remained strong during 2005 and import tonnages grew by 8% for the second consecutive year. For annual contracts with the majority of Japanese utilities, Xstrata Coal secured a price of around $53.75 per tonne free on board (FOB), effective for the year commencing 1 April 2005. This represented a 19% price increase on the average contract price of $45 per tonne achieved in 2004. Annual supply to the Korean generating companies was priced later in the year at approximately $51 per tonne. Term/annual contracts made up 60% of Xstrata Coal's Australian managed export thermal sales in 2005, with the balance sold on the spot market.

Spot prices for seaborne thermal coal were stable through the first part of the year, remaining in the range between $51-53 per tonne between January and July. In the second half, a slight oversupply in the Pacific caused spot prices to slide to around $38 per tonne in late November. At these prices, increased Indian and Chinese buying interest appeared to put a floor under the market before problems with some nuclear power stations and a cold winter prompted some Japanese spot purchases and pushed prices higher once again. The FOB Newcastle spot price was at just over $40 per tonne at the close of 2005.

Major utilities in Japan, Korea and Taiwan entered 2005 with comfortable stock levels as a buffer against any repeat of the pricing shocks seen in 2004. In contrast to previous years, there were no major disruptions to Pacific supply during 2005. As a result, prices remained stable before easing as supply increased from Australia and Indonesia. Thermal coal demand into the major markets of Japan, Korea and Taiwan increased by an estimated 2% on average over 2004 levels, as new coal-fired power stations were commissioned. Encouragingly, the majority of 2005 demand growth was fuelled by the emerging economies of China, India and Latin America. This growth has more than compensated for a decline in overall Pacific exports to the European market in 2005.

Growth in Chinese demand for thermal coal continued to outpace increases in domestic production; this pushed domestic Chinese coal prices above import prices by the year end. As a result, not only did Chinese thermal coal exports decline by around 15% in 2005, but parts of China became net importers. India faces a similar shortfall of domestic thermal coal. Both India and Southern China are expected to become increasingly important destinations for seaborne export thermal coal.

Thermal coal supplies from Australia, China and Indonesia continue to dominate the Asia-Pacific region. Overall thermal coal exports from Australia grew by approximately 4% in 2005, driven by strong growth in New South Wales thermal coal exports as new capacity became available and ongoing improvements were made to the coal supply chain. The Hunter Valley coal chain's "capacity balancing scheme", approved by the Australian Competition and Consumer Commission (ACCC), allows increases in coal chain capacity to occur at a steady pace while maintaining the Newcastle port queue at a reasonable level and reducing unnecessary demurrage payments.

Despite the progress made in improving the Hunter Valley coal chain, Australia's export growth continued to be impacted by ongoing infrastructure constraints. Higher prices for coking coal led Australian producers to give preference on the rail and port system to coking coal exports wherever possible. This was most clearly seen in Queensland where 2005 thermal coal exports were below 2004 levels, despite robust demand.

With Chinese cut-backs and Australian constraints, Indonesian thermal coal producers have once again been able to claim the majority of the growth in the Pacific thermal coal market. Indonesian exports grew by approximately 18% in 2005 and, on a tonnage basis, Indonesia became the largest exporter of thermal coal in the world in 2005. In addition, Indonesia has been the only major Pacific producer to maintain sales to the European and Atlantic market, as high freight rates and high Asian FOB prices substantially reduced the competitiveness of Australian and Chinese material into that market. Russian thermal exports to the Pacific market remain port-constrained, with higher-value coking coal exports taking precedence.

The Asian market accounted for around 80% of Xstrata's managed export thermal coal sales from Australia in 2005. Korean and Taiwanese customers have joined Japanese buyers in increasing purchases from stable Australian term suppliers to protect against Chinese volatility and to maintain stocks of high quality Australian coal to blend with lower quality Indonesian material. The remainder of Xstrata's Australian thermal coal export sales are directed into Europe and the Americas, in particular into Mexico, where Xstrata maintained significant contract sales in 2005.

Xstrata Coal continues to maintain a stable and balanced domestic portfolio to provide geographic and currency diversification. Domestic thermal coal sales remain predominantly long-term contracts with power utilities in both New South Wales and Queensland and represent about 16% of total managed thermal coal sales from Xstrata Coal's Australian operations.

European and South African thermal coal markets

Atlantic export coal prices continued to strengthen during 2005 as the European and Mediterranean market grew by around 4%. Continued strong prices largely reflected the robust but volatile energy market in Europe during the year as oil, gas and electricity prices reached record levels. Average prices increased by 24% to $48.50 per tonne from $39 per tonne in 2004, albeit with some volatility in pricing throughout the year. Spot prices in 2005 varied from $45 per tonne in the first quarter to $53 per tonne in the third quarter and settled at just below $40 per tonne at year end.

Although South African export tonnages were constrained during the first half of the year by continuing rail bottlenecks, sustained performance improvement from the rail network during the second half of the year resulted in export volumes of around 69 million tonnes compared to 66 million tonnes in 2004. Xstrata Coal's South African operations increased export volumes by some 5% in 2005 which accounted for two-thirds of the Group's South African sales tonnage.

High freight differentials and a robust pricing environment in Asia continued to constrain coal supplies to the European market from Pacific producers in 2005. While Indonesian exports to Europe did increase, these increases were more than offset by lower volumes from both Australia and China.

Export volumes from Colombia increased overall, despite some production shortfalls due to poor weather and limited equipment availability, but were absorbed by strong demand in North and South America, reducing the amount of Colombian coal exported to Europe in 2005. Demand for export thermal coal from the North and South American markets is expected to show strong growth going forward, underlining the importance of these markets for Atlantic export coal. Polish exports increased marginally from 2004, whilst Russian exports into Europe continued to escalate, particularly during periods of tight South African and Colombian availability. Increasing free on board (FOB) cost pressures in Russia are likely to curtail any further growth from this region and possibly lead to export reductions in 2006.

The advent of the EU emissions trading scheme (ETS) to trade carbon dioxide allowances between industrial installations began in early 2005 and initially created some uncertainty amongst European buyers. Markets quickly adjusted to accommodate the increased cost of carbon credits and seaborne coal exports to Europe are estimated to have increased by approximately 4% from 2004. Trading commenced at approximately €8 per tonne of carbon dioxide in January 2005, peaking at over €30 per tonne during the year, and eventually finding a trading range of €20 - €25 per tonne during the last quarter of 2005. Nonetheless, coal remained the least expensive fossil fuel for electricity generation and in both the UK and Germany the coal generating margin ("dark spread") was lower than the gas generating margin ("spark spread") on both a carbon adjusted ("clean") and unadjusted ("dirty") basis.

As a result, demand in Europe was particularly strong from the UK, due to continuing cutbacks in domestic coal production and the relatively attractive cost of coal for power generation, from Germany where attractive generating margins and high electricity prices supported coal burn and in the Iberian Peninsula, where very dry conditions limited the availability of hydropower, supporting robust coal demand. Increased demand from these regions was somewhat offset by a reduction in imported coal into Scandinavia due to abundant hydropower reserves.

Imports into North and South America increased significantly, by over 16% compared to 2004, predominantly from Colombia. Argentina and Chile both continued to import coal to overcome continued regional shortages in the supply of natural gas. Total import demand from India almost doubled compared to 2004, reaching approximately 23 million tonnes.

The South African domestic market, which accounted for around a third of Xstrata Coal's South African sales volumes, also remained robust during 2005, with further tightness in the supply of

higher-grade products and increasing demand for lower-grade coals, driven by continued Eskom demand. Both new and extended spot and annual contracts for the supply of low quality coal to Eskom contributed to an overall increase in Xstrata's sales to Eskom of 70% over 2004 levels. This was achieved despite the 11% reduction in long-term Eskom contract sales volumes from the Douglas Tavistock Joint Venture (DTJV) due to production difficulties at the Middelburg mine. Xstrata's average Eskom pricing fell 10% in 2005 due to lower inflation-related adjustments coupled with a change in quality mix and delivery basis year on year.

Non-Eskom domestic sales volumes increased 22% in 2005, driven by marginal demand from both industrial users and local traders. The majority of non Eskom domestic contracts from Xstrata South African coal operations achieved above-inflation increases, but this was coupled with a change in actual quality mix resulting in an average increase of 3% year on year.

Coking Coal Markets

Demand for export coking coal again remained strong in 2005 as global blast furnace output grew by 9%, making this the third consecutive year of annual growth in excess of 8%. This growth was once again concentrated in China where domestic output of iron and steel grew by approximately 30% in 2005. Production in the rest of Asia grew by approximately 1%, whilst blast furnace output declined in the rest of the world.

Global steel prices softened in most regions during 2005 from the peaks of 2004 but remain at relatively high levels. Although some, mostly European, steel-makers indicated a slight production slowdown in order to prevent oversupply and allow some inventory drawdown, most steel-makers across Asia continued to maximise output and demand for steel-making raw materials, particularly high quality coking coal, remains undiminished. Although increased availability and lower prices of Chinese coke slowed growth in demand for imported coking coal to the Indian coke makers, demand for hard coking coal continued to grow strongly as steel demand boomed in the strengthening Indian economy.

Compared to 2004, when exports from both Canada and Australia were constrained by infrastructure supply problems, hard coking coal production and exports increased significantly from both countries, in particular from Australia. This additional supply was eagerly consumed in the marketplace and there are no signs of oversupply developing in the near term. The United States maintained its high level of hard coking coal exports in 2005 as a swing producer to Asian markets, reflecting the strong global demand for coking coal, despite the relatively high cost of US suppliers.

For the 2005 – 2006 contract period, Xstrata Coal settled its hard coking coal contracts into the Asian and European markets at varying prices up to $135 per tonne, a similar level to the previous contract year. Unlike in the previous period, these prices were not required to be averaged with carryover tonnage at lower prices, as was the case due to production constraints at Oaky Creek in late 2003. Contract prices of around $120 per tonne were achieved for Collinsville semi-hard coking coal into the Asian steel market. These contract prices reflect the ongoing positive outlook in the medium to longer term for premium quality hard coking coals, such as the coals from Xstrata Coal's Oaky Creek and Collinsville operations, on the back of continuing growth in demand from markets such as China, India and South America.

The growth in global demand for hard coking coal along with the escalating steel price during last year's negotiations had a positive effect on New South Wales semi-soft coking coal prices. Semi-soft coking coal prices for the 2005 - 2006 contract year were agreed with long-term Asian customers at an average level of $79.50 per tonne, approximately 80% higher than the previous year's price. Semi-soft coking coal prices rose with hard coking coal prices and were helped by the strong global thermal coal market which has, in the past, set a floor price for this type of coking coal.

During 2005, the vast majority of Xstrata Coal's hard coking coal was sold under long term contracts, with 56% of output going to Asian markets, 27% to Europe, and the balance to the Americas, Africa, Australia and the Middle East. Xstrata Coal's semi-soft coking coal production comes from its New South Wales operations; almost all semi-soft sales are exported to Asian markets. Japanese steel mills were once again the dominant buyers of this material in 2005, accounting for over 75% of total sales. Most semi-soft coking coal was also sold under long-term contracts with spot market sales comprising less than 10% of total sales of this product.

Operations

EBIT VARIANCES

	$m
EBIT 31.12.04	**667.8**
Sales price*	622.9
Volumes	46.1
Unit cost – real	(6.8)
Unit cost – inflation	(59.5)
Unit cost – foreign exchange	(59.3)
Other income and expenses	(0.9)
Foreign currency hedging	(116.1)
Corporate social involvement	(3.3)
Depreciation and amortisation (excluding foreign exchange)	(11.6)
EBIT 31.12.05	**1,079.3**

*net of commodity price linked costs

Across Xstrata Coal's operations globally, there has been significant cost inflation for various inputs. Despite this, Xstrata Coal's thermal coal business was able to demonstrate real cost savings in 2005. The coking coal business was negatively impacted by labour supply shortages, increased equipment and input prices and a roof fall at the Oaky North underground mine.

The Australian Bureau of Statistics has indicated that price inflation on mining materials on an annualised basis (for period ending December 2005) was around 9.3% for open cut and 9.6% for underground mines. These increases take into account fuel costs, which increased significantly worldwide, and the cost of explosives which rose substantially due to shortage of supply. Despite these significant cost pressures, overall costs increased by just $7 million in 2005.

The inflationary environment is expected to continue for the foreseeable future. Xstrata Coal will continue to mitigate these increases as far as possible through initiatives to achieve increased productivities and operational synergies.

Australian thermal coal

Higher coal prices and increased sales volumes from Xstrata's Australian thermal coal operations, together with continued strong cost control, increased EBIT by 45% to $657.7 million in 2005.

Increased production from Beltana underground, the Ulan Complex and the commencement of production from Rolleston, partially offset by the impact of the closure of the Newlands Southern underground mine in the second half of 2005, led to an 8% increase in consolidated saleable production, which reached 38.4 million tonnes in 2005. Production from Newlands Southern underground will be replaced by the newly developed Northern underground, which will begin longwall operations in the first quarter of 2006.

Real unit costs in local currency increased by 2% from 2004. Excluding the impact of "revenue related" costs - primarily the government ad valorem royalty, which rose in line with strong coal prices - real unit costs for Australian thermal coal were reduced by 1% year on year, on top of a

strong cost performance in 2004. Xstrata's thermal coal operations largely mitigated the impact of increased cost inflation across the industry through improved productivities, increased production from lower cost operations and benefits derived from capital expenditures aimed at operational improvements. As a result of the continued strength of the Australian dollar, US dollar unit cash costs increased by 9% from 2004.

Xstrata Coal's thermal coal mines include some of the lowest cost operations in Australia. Continued productivity improvements at Beltana culminated in the longwall achieving what is considered to be an Australian, if not global, production record in November 2005 of 50,000 tonnes in one day, 250,000 tonnes in one week and one million tonnes in a month.

Rolleston, Xstrata's new open cut thermal coal mine, began production in September 2005 on time and on budget. The Rolleston operation produced 932,000 tonnes in 2005 and will produce six million tonnes per annum for export and two million tonnes per annum for domestic consumption when it reaches full production in 2008.

Export sales from Australia increased by 2% to 33 million tonnes. In addition to taking advantage of improved performance at the Port of Newcastle, Xstrata Coal increased sales from its Baal Bone operation to capitalise on available capacity from Port Kembla. Domestic sales increased by 0.7 million tonnes as a result of higher demand from local power generators.

Australian coking coal

Significantly higher prices for coking coal in 2005 boosted EBIT by 118% to $243.5 million. Export sales of coking coal were slightly lower than 2004 levels at 4.8 million tonnes down from 4.9 million tonnes in 2004, while total production declined by 7% compared to the prior year. Significant productivity improvements at Oaky North underground of 175,000 tonnes or an increase of 11% on 2004 were offset by a roof fall at Oaky North, which impacted production by approximately 130,000 tonnes and by planned reduced production at the Oaky Creek open cut.

Real local unit cash costs rose by 18%, primarily as a result of demurrage associated with the congestion at Dalrymple Bay Coal Terminal (DBCT) in the first half of 2005, a real increase in the cost of mining inputs (including fuel, steel and explosives) and increased royalty payments as a result of higher coal prices. The congestion at DBCT resulted in a significant increase in demurrage charges ($3.54 per tonne in 2005 compared to $1.47 per tonne in 2004). These items combined with the continued strengthening of the Australian dollar, resulted in a 25% increase in US dollar cash costs period on period. Costs were also impacted by the labour shortage in central Queensland with increased costs for contract labour.

South Africa

Xstrata's Boschmans, WitCons, South Witbank, Tavistock and Tselentis operations achieved production records in 2005. Overall saleable production was 3% lower than in 2004, at 18.6 million tonnes, mainly due to planned output reductions at Waterpan following the closure of the underground mine and at Phoenix due to changes in coal grades required by Eskom.

Increased sales volumes – in excess of 20 million tonnes for the first time - coupled with higher export coal prices increased EBIT by 74% to $178.1 million, despite the continued strength of the South African Rand. Export sales increased by 5% to 13.5 million tonnes. Domestic non-Eskom sales increased to 2.3 million tonnes, up 21% and sales to Eskom increased by 70% to 4.5 million tonnes.

After adjusting for one-off items, local currency cash unit costs in real terms were 1.2% higher than 2004 levels, primarily as a result of higher costs incurred at the two Douglas Tavistock Joint Venture

operations (Douglas and Middelburg mines), neither of which are managed by Xstrata, offsetting productivity improvements, mainly at Boschmans and Tavistock, and a higher proportion of domestic coal sales (from 26% in 2004 to 34% in 2005). The South African rand was marginally stronger during the year, increasing US dollar unit cash costs by 6% compared to the previous year.

Developments

In December 2005, Xstrata Coal and its partners in the Xstrata Donkin Mine Development Alliance won the exclusive right to pursue exploration of the Donkin coal resource in Nova Scotia, Canada. Evaluation of the thermal and metallurgical coal resource will begin in early 2006, with feasibility studies expected to continue for approximately two years. Xstrata Coal holds a 66% participating interest in the Alliance. Other partners include Kaoclay Resources (Canada) which holds a 20% interest and Atlantic Green Energy Development (USA) with the remaining 14% interest.

Australia

Capital expenditure for Xstrata Coal's Australian operations totalled $403.6 million for 2005, with the majority of the expenditure in Queensland. Key capital expenditure projects in 2005 include:

- completion of Rolleston Coal mine, on time and on budget, which began production in September 2005;
- commencement of the replacement of the existing Newlands coal handling and preparation plant with a new dense medium cyclone plant. This replacement will enable the production of additional coking coal product from the existing reserves as well as providing additional capacity and will continue in 2006;
- installation of a second longwall at Oaky Creek to allow for recovery of previously unplanned resources and replacement of higher cost open cut operations;
- construction within capital budget of the Mount Owen Dump Hopper;
- purchase of a $52 million (A$68 million) state-of-the-art longwall system and $12 million (A$16 million) underground drift conveyor system for the Ulan underground mine, which will be operational in 2006;
- upgrading the coal preparation plant at the Bulga complex for $11 million (A$14 million) which increased yield and lowered operating costs;
- development of the Ravensworth West operation following settlement of 6 year supply contract with Macquarie Generation, a domestic generator. Mining operations commenced in early 2006; and
- continuing development of the Northern underground at Newlands to replace the Southern underground.

Capital expenditure for Australia in 2006 is expected to be lower than 2005 as some of the major projects which accounted for significant capital expenditures in 2005 become operational. Expenditures will continue to be made at Rolleston, Newlands Northern underground, Ulan underground, and for the coal handling and preparation plant upgrade at Newlands, although at reduced levels from 2005.

South Africa

Capital expenditure for Xstrata Coal's South African operations totalled $65 million (R416 million), the majority of which was spent on sustaining projects. An amount of $5 million (R34 million) was spent on initial pre-feasibility and feasibility work on the following projects:

- the finalisation of the Goedgevonden Feasibility Study. The mine will produce around 3 million additional export tonnes per annum in addition to 3 to 4 million tonnes of Eskom supply;

- further studies following the pre-feasibility work for a new processing plant and export load out system located at Boschmans. This plant will process coal from Boschmans, Waterpan and WitCons and will provide significant improvements in yield and operating cost;
- full feasibility study for the South Witbank/Tavistock 5 Seam operations to detail the mining and beneficiation of the high value 5-seam coal to service the domestic metallurgical market and the export market; and
- pre-feasibility study on the Douglas Middelburg Optimisation Project (managed by BHP Billiton) designed to extend the economic life of the complex to 2033.

Xstrata is planning the following expansionary projects to commence in 2006:

- the development of the Goedgevonden Mine;
- the development of the number 5 coal seam at South Witbank and Tavistock mines; and
- feasibility study for a new high capacity coal processing plant for the Tweefontein operation

On 28 February 2006, Xstrata and African Rainbow Minerals (ARM) established a new black owned and controlled coal company, ARM Coal. The newly established ARM Coal will own a 20% participation share in Xstrata's South African coal business, comprising interests in 13 coal operations, providing a significant stake in the thermal coal export and domestic markets, with exposure to some 20 million tonnes of annual production and immediate access to cash flows. In addition, ARM Coal will hold a majority 51% interest in the Goedgevonden Project, through a joint venture with Xstrata. As the majority shareholder of the Goedgevonden Project, ARM Coal will apply for additional export capacity for the project in the revised Phase V expansion of Richards Bay Coal Terminal. In total, ARM Coal will have an effective participation interest in 26% of Xstrata's South African coal business.

Richards Bay Coal Terminal (RBCT) announced an expansion from its existing 72 million tonnes per annum to 92 million tonnes per annum. This includes the original Phase 5 expansion, which has been under discussion for some time. The total cost will be approximately $167 million (R1 billion) and the expansion is expected to be completed by July 2008. The precise phasing of the incremental export tonnage is subject to colliery and rail infrastructure developments and will be determined once the projects that will utilise the increase in terminal capacity have been identified. Initial estimates, however, indicate that the full rail and mine capacity will only be available after 2009.

Special provision will be made to encourage a new generation of coal exporters by earmarking up to 4 million tonnes per annum by April 2006 for emerging black economic empowerment (BEE) exporters, which is consistent with the current Quattro arrangements. South Dunes Coal Terminal, which will be two thirds controlled by historically disadvantaged South Africans (HDSAs), will take up a further 6 million tonnes per annum of the expansion. The remaining 10 million tonnes per annum of the expansion capacity will be opened up for subscription to all with an emphasis on empowerment to facilitate the transformation of RBCT, in line with the continuing transformation of South Africa's coal industry under the Mining Charter.

Xstrata Copper

CONSOLIDATED FINANCIAL AND OPERATING DATA

$m	**Year ended 31.12.05**	Year ended 31.12.04
Revenue	2,007.8	1,598.3
Australia	1,158.4	874.2
South America†	849.4	724.1
EBITDA	1,131.1	856.7
Australia	594.4	369.0
South America†	536.7	487.7
Depreciation & amortisation	(209.7)	(212.4)
Australia	(106.7)	(93.5)
South America†	(103.0)	(118.9)
Impairment of assets	(1.9)	-
Australia	-	-
South America†	(1.9)	-
EBIT	919.5	644.3
Australia	487.7	275.5
South America†	431.8	368.8
Net assets	1,985.5	2,006.6
Australia	977.6	1,098.3
South America†	1,007.9	908.3
Capital employed	2,066.6	2,087.6
Australia	977.6	1,098.3
South America†	1,089.0	989.3
Share of Group EBIT	36.5%	43.0%
Australia	19.4%	18.4%
South America†	17.1%	24.6%
Share of Group net assets	24.4%	27.5%
Australia	12.0%	15.0%
South America†	12.4%	12.5%
Return on capital employed*	43.7%	31.8%
Australia	48.0%	26.6%
South America†	39.7%	37.3%
Capital expenditure	150.6	99.3
Australia	115.9	73.1
South America†§	34.7	26.2
Sustaining	115.3	94.6
Expansionary§	35.3	4.7

* ROCE % based on average exchange rates for the period
† 100% consolidated figures
§ Excludes Las Bambas project acquisition in August 2004

OPERATING DATA

	Year ended 31.12.05	Year ended 31.12.04
Australia – Ernest Henry		
Material mined (t)	69,014,027	58,140,940
Ore mined (t)	11,500,928	11,166,159
Copper head grade (%)	1.21	1.14
Gold head grade (g/t)	0.60	0.56
Ore treated (t)	11,425,284	10,799,276
Concentrate produced (t)	442,407	392,045
Copper in concentrate (t)	129,010	114,007
Gold in concentrate (oz)	167,224	142,616
Australia – Mount Isa		
Ore mined (t)	5,602,711	5,402,648
Copper head grade (%)	3.36	3.37
Ore treated (t)††	5,638,312	5,481,698
Concentrate produced from ore (t)	693,948	654,102
Copper in concentrate from ore (t)	177,482	170,197
Anode copper (t)	220,263	236,252
Refined copper (t)	219,198	237,621
North Queensland cash cost (C1) post by-product credits (US¢/lb)	71.4	59.4
South America – Alumbrera†		
Material mined (t)	114,925,223	111,641,485
Ore mined (t)	33,372,003	32,182,529
Copper head grade (%)	0.57	0.56
Gold head grade (%)	0.63	0.72
Ore treated (t)	36,607,985	35,353,521
Concentrate produced (t)	693,873	654,366
Copper in concentrate (t)	187,317	176,439
Gold in concentrate (oz)	517,776	583,568
Gold in doré (oz)	59,521	49,598
Total gold (oz)	577,298	633,166
Cash cost (C1) – post by-product credits (US¢/lb)	35.1	6.0
Total copper in concentrate produced from ore (t)	493,809	460,643
Total gold in concentrate produced from ore (t)	685,001	726,184
Total recordable injury frequency rate	12.9	24.0
Lost time injury frequency rate	2.5	3.0
Employee turnover (%)	14.5	20.8

† 100% consolidated figures
†† Includes mined ore only and excludes impact of reprocessed slag

SALES VOLUMES

	Year ended 31.12.05	Year ended 31.12.04
Australia – North Queensland		
Refined copper (t)	221,317	241,790
Copper in concentrate (t) (payable metal)	61,886	43,245
Other products (payable metal)	8,528	-
Third party sourced (t) (payable metal)	-	181
Total copper (t) (payable metal)	**291,731**	**285,216**
Gold in concentrate and slimes (oz) (payable metal)	**159,097**	**148,659**
South America – Alumbrera†		
Copper in concentrate (t) (payable metal)	**184,001**	**179,361**
Gold in concentrate (oz) (payable metal)	507,742	597,262
Gold in doré (oz) (payable metal)	57,298	45,270
Total gold (oz) (payable metal)	**565,040**	**642,532**
Total copper sales (t)	**475,732**	**464,577**
Total gold sales (t)	**724,137**	**791,191**
Average LME copper price ($/t)	3,684	2,866
Average LBM gold price ($/oz)	445	409

Markets

In 2005, a number of supply disruptions coupled with continued strong Chinese demand and critically low exchange stocks drove copper prices to record nominal highs. The LME copper price averaged 167¢ per pound over the year, an increase of 29% over the corresponding period in 2004.

Despite weak copper demand from the major Western consuming regions, strong Chinese consumption curtailed growth in exchange inventories. From 125,000 tonnes in January 2005 global exchange stocks finished the year at 156,000 tonnes, representing 3.4 days of global consumption.

In 2005, disruptions to global mine supply were coupled with unexpected shortfalls in smelter and refined production. While the concentrate market remained in oversupply during the year, mine disruptions resulted in a lower than anticipated concentrate surplus. Global concentrate production increased by just 1.8% in 2005. Refined cathode production increased by 5% in 2005 as refined copper supply remained in deficit throughout 2005.

Spot mine/smelter treatment and refining charges (TC/RCs) declined from a peak of $175 per dry metric tonne and 17.5¢ per pound in April to $150 per dry metric tonne and 15¢ per pound by year end.

This decline was also reflected in the contract market where terms eased from $113 per dry metric tonne and 11.3¢ per pound in the mid-year contract talks to $95 per dry metric tonne and 9.5¢ per pound for 2006 calendar year shipments.

Production of refined copper is anticipated to increase in 2006 as increased smelting capacity in India and China addresses the surplus concentrate inventory built up in 2005. The expected increase in smelter demand is forecast to exceed available concentrate, and pull the concentrate market back into deficit over 2006. An expected recovery in Western demand and continuing strong demand from China suggest that exchange stocks are likely to remain well below historical levels and that the market will remain sensitive to further supply-side disruptions. LME prices reached new record levels during the first months of 2006.

Operations

EBIT VARIANCES

	$m
EBIT 31.12.04	**644.3**
Sales price*	444.3
Volumes	(31.4)
Unit cost – real	(8.3)
Unit cost – inflation	(31.8)
Unit cost – foreign exchange	(21.6)
Foreign currency hedging	(46.6)
Other income and expenses	(34.9)
Corporate social involvement	(3.3)
Depreciation and amortisation (excluding foreign exchange)	8.8
EBIT 31.12.05	**919.5**

*net of commodity price linked costs, treatment and refining charges

Australia

The North Queensland division achieved a strong increase in EBIT to $487.7 million in 2005, up by 77% on 2004. EBITDA increased by 61% from $369 million in 2004 to $594.4 million in 2005. The main contributor to this result was the strong copper price, which added over $259 million to EBIT. This was partially offset by the negative impact of currency movements which reduced earnings by $22 million and by higher inflationary costs of $32 million. Revenue increased by 33% to $1,158.4 million.

At the Ernest Henry operation, copper head grade improved to 1.21% from 1.14% in 2004. Further efficiency gains in the concentrator resulted in a mill throughput increase of almost 6%. The combination of higher head grades, increased throughputs and improved metallurgical performance resulted in a 13% increase in copper-in-concentrate production compared to 2004. Gold production was 17% higher for similar reasons. Material mined at Ernest Henry was 19% higher compared to the prior year, as stripping ratios increased in the mine.

In the Mount Isa copper operations, ore production from the underground mines increased by 4% on 2004, which resulted in a corresponding increase in contained metal produced of just over 4%. Overall the North Queensland division achieved record copper-in-concentrate production in 2005 from the Mount Isa and Ernest Henry operations of 306,492 tonnes, an increase of 8% over 2004 production.

Copper smelter production was almost 7% lower than 2004, primarily as a result of maintenance and improvement activities undertaken in the converter section of the smelter during the first quarter and limitations to furnace production resulting from gas off-take restrictions as a result of reduced availability from the Southern Cross acid plant and maintenance requirements in the final quarter. These activities negatively offset the excellent outputs achieved in the second and third quarters of 2005 as the benefits of the improvement initiatives were realised. Consequentially, the Townsville copper refinery produced 219,198 tonnes of saleable cathode, 8% lower than in 2004, due to the lower anode supply.

North Queensland unit costs on a C1 basis were 71.4¢ per pound compared to 59.4¢ per pound in 2004. The unit costs were impacted by increased mining volumes at Ernest Henry, lower cathode production, higher treatment and refining costs and a stronger Australian dollar. In common with other Australian producers, the Australian division has been subjected to higher than inflation costs in diesel, energy and consumables.

South America

Alumbrera's financial performance in 2005 was positively influenced by the buoyant price environment and strong copper production performance. Revenue increased by 17% from $724.1 million to $849.5 million. EBIT increased by 17% from $369 million to $432 million and EBITDA improved to $537 million, 10% higher than the previous year. Concentrate sales increased by 3% over last year. Gold production was lower compared to 2004, due to lower gold grade ores.

The operating performance at Alumbrera was characterised by record full year mill throughputs and further efficiency initiatives. Mill throughput was 4% higher and concentrate production was 6% higher than the corresponding period last year, as the benefits from the flotation expansion completed in 2004 were fully realised. Total material mined was 3% higher than last year as a result of pit optimisation initiatives.

Cash operating costs (C1) averaged 35.1¢ per pound of copper produced (net of gold credits). The increase in C1 cash costs compared to 2004 was primarily due to lower gold head grades and therefore gold production, higher smelting and refining charges, and higher sea freight costs. The Alumbrera business has also been subjected to higher than inflation cost rises in diesel, energy and consumables.

Developments

Australia

During 2004 capital expenditure of $25 million was approved to develop the Northern 3500 underground copper ore body at Mount Isa's Enterprise copper mine. The project will provide an additional high-grade mining zone in Enterprise, enabling the mine to maintain its rated capacity of 3.5 million tonnes per annum and improve the utilisation of the existing hoisting and concentrator capacity. Capital work is progressing according to schedule and on budget with capital expenditure of AUD16 million to the end of 2005. Initial production is expected to commence in late 2006.

Also in 2004, Xstrata Copper announced the approval of an AUD7.2 million ($5 million) leaching plant to recover around 2,500 tonnes per annum of additional copper from the electrostatic precipitator dust in the Mount Isa copper smelter. The plant is scheduled for commissioning in the first half of 2006.

In November 2004, capital expenditure of AUD41 million ($29.3 million) was approved to expand the capacity of the Mount Isa copper smelter and improve its efficiency. The project comprises the installation of a second rotary holding furnace, a copper slag cleaning furnace and associated plant and equipment. These initiatives are all designed to increase the smelter's capacity from 240,000 tonnes per annum to 280,000 tonnes per annum and to obviate the current need for slag re-treatment through the smelter. This project is progressing in the tender and construction phases and is scheduled for completion in mid-2006. In addition, in late 2005 a decision was made to increase the copper smelter and refinery capacities to 300,000 tonnes per year to match the future copper-in-concentrate production from the Ernest Henry and Mount Isa copper mines. Additional capital expenditure of approximately AUD32 million (US$23.7 million) in 2006 will see anode production at the new rate before the end of 2006 with refinery production matching this from early 2007.

In addition to the ore definition programme at Mount Isa that last year yielded 16 million tonnes or a further two years of underground ore reserves, management has established a dedicated project team to evaluate the potential to exploit the significant known resources contained within the 500 orebody and "halo" mineralization surrounding the 1100 orebody. Pre-feasibility work will be undertaken on both of these projects during 2006.

Exploration activity in north-west Queensland is continuing to focus on leveraging value from Xstrata Copper's strong regional asset and infrastructure base in north Queensland, targeting mineralisation in the Mount Isa / Cloncurry district.

In March 2005, Xstrata Copper agreed to invest AUD$6.6 million ($5 million) in Australian-listed exploration company, Universal Resources Limited. This investment provides Xstrata Copper with the right to explore and options to acquire 51% of the Roseby copper deposits in the Mount Isa Inlier in north-west Queensland. Of Xstrata Copper's investment in Universal, AUD4.4 million is being used to part-fund the Roseby Feasibility Project now scheduled for completion in April 2006. The remaining AUD2.2 million is funding an exploration project undertaken by Xstrata Copper for additional copper sulphide mineralisation within the Roseby tenement area during 2005 and 2006. Known as the Sulphide Extension Exploration Project (SEEP), principal exploration targets are expected to be beneath and adjacent to the native copper deposits within the Roseby Feasibility Project. Exploration activities, largely comprising geophysics and drilling, commenced during the second half of 2005 and are planned to continue throughout 2006.

South America

A further incremental expansion to the Alumbrera concentrator was approved in June 2005 and is expected to increase mill throughputs by 8%, from 37 million tonnes per annum to 40 million tonnes per annum. The project, which will cost $15.5 million, is scheduled for commissioning in December 2006. The expansion will further improve mill productivities and fully utilise the downstream capacity of the pipeline and filter plant and is progressing on time and on budget.

Following the recent successes of continual additions to the ore reserve base at Alumbrera, with 120 million tonnes of reserves added over the past two years, management has continued with the in-pit resource definition programme into 2006, with the objective of further extending the ore reserve base at the mine during the year. In addition, Xstrata Copper has continued its Alumbrera district exploration programme independently of the Alumbrera Joint Venture work. Exploration drilling at the Filo Colorado prospect in Catamarca is expected to commence in the first half of 2006, on completion of access road construction.

Following the successful outcome in August 2004 of the competitive tender for the highly prospective Las Bambas exploration district in southern Peru, a vigorous start was made in 2005 to the exploration programme required to advance the project work. A substantial camp was constructed at site, a workforce of around 300 employees and contractors hired and drilling and other contractors mobilised.

During the year, 56,000 metres of diamond drilling was completed at Las Bambas, focused on three major known zones of copper mineralization, at Ferrobamba, Chalcobamba and Sulfobamba. By year end, logging, sampling and assaying were complete with geological modelling and mineral resource estimation work well advanced. This work has enabled the publication of an initial Mineral Resources Statement for Las Bambas, which shows combined Indicated and Inferred Resources across three mineralised systems of 300 million tonnes at 1.1% copper with supplementary molybdenum and gold values. Included in these initial resources are 84 million tonnes of skarn mineralization at 1.7% copper in Indicated Resources at the Ferrobamba deposit.

These encouraging results have given sufficient confidence to double the size of last year's programme for the current year, with 100,000 metres of drilling planned to establish the depth and lateral extensions to the known main zones and to commence exploration work in additional mineralised zones in the Las Bambas district.

Philippines

Xstrata holds an option to acquire 62.5% of the Tampakan copper-gold deposit in the Philippines. In April 2005, agreement was reached with the current project owner, Indophil Resources, to accelerate the development and completion of a project pre-feasibility study by September 2006.

Pre-feasibility study activities continue according to the agreed programme, with the publication in November 2005 of a new Mineral Resource estimate totalling 1,100 million tonnes at 0.73% copper and 0.29 grams per tonne gold at a cut-off grade of 0.4% copper. During 2006 the focus of Xstrata's activities will be to support Indophil's work programme and to evaluate the project in sufficient detail to enable a decision regarding the exercise of the option in the second half of the year.

Xstrata Zinc

FINANCIAL AND OPERATING DATA

$m		**Year ended 31.12.05**	Year ended 31.12.04
Revenue		**1,448.9**	1,165.3
Zinc lead Australia		**240.3**	250.8
Zinc Europe		**950.9**	759.0
Lead Europe		**257.7**	155.5
EBITDA		**303.1**	145.5
Zinc lead Australia		**125.5**	44.1
Zinc Europe		**155.7**	87.5
Lead Europe		**21.9**	13.9
Depreciation & amortisation		**(64.4)**	(66.4)
Zinc lead Australia		**(28.5)**	(32.1)
Zinc Europe		**(31.8)**	(30.0)
Lead Europe		**(4.1)**	(4.3)
EBIT		**238.7**	79.1
Zinc lead Australia		**97.0**	12.0
Zinc Europe		**123.9**	57.5
Lead Europe		**17.8**	9.6
Net assets		**1,183.0**	1,379.4
Australia		**225.2**	347.9
Europe		**957.8**	1,031.5
Capital employed		**1,186.7**	1,382.8
Australia		**225.2**	347.9
Europe		**961.5**	1,034.9
Share of Group EBIT		**9.5%**	5.3%
Australia		**3.8%**	0.8%
Europe		**5.7%**	4.5%
Share of Group net assets		**14.5%**	18.8%
Australia		**2.8%**	4.7%
Europe		**11.7%**	14.1%
Return on capital employed*		**19.2%**	6.2%
Australia		**41.4%**	3.7%
Europe		**14.0%**	7.0%
Capital expenditure		**121.0**	95.3
Australia		**79.3**	60.6
Europe		**41.7**	34.7
Sustaining		**88.8**	65.7
Expansionary		**32.2**	29.6

* ROCE % based on average exchange rates for the period

PRODUCTION DATA

	Year ended 31.12.05	Year ended 31.12.04
Europe – San Juan de Nieva		
Zinc metal (t)	**501,413**	491,720
Europe – Nordenham		
Zinc metal (t)	**147,494**	154,446
Europe – Northfleet		
Mount Isa sourced lead (t)	**161,350**	115,910
Other lead (t)	-	10,028
Total lead (t)	**161,350**	125,938
Mount Isa refined silver (koz)	**11,859**	8,752
Other silver (koz)	-	224
Total silver (koz)	**11,859**	8,976
Australia – Mount Isa		
Ore mined (t)	**4,775,967**	3,147,971
Zinc head grade (%)	**7.0**	7.5
Lead head grade (%)	**4.7**	4.7
Silver head grade (g/t)	**111.9**	108.9
Ore treated (t)	**4,355,765**	3,181,527
Zinc in concentrate (t)	**231,167**	191,433
Lead in lead/silver bullion (t)	**159,557**	139,538
Lead in purchased concentrate (t)	**26,596**	37,281
Silver in crude lead (koz)	**11,362**	10,581
Silver in purchased concentrate (koz)	**4,034**	5,442
Cash cost (C1) – post by-product credits (US¢/lb)	**32.9**	36.6
Australia – McArthur River **		
Ore mined (t)	**1,828,373**	1,142,432
Zinc head grade (%)	**11.9**	12.7
Lead head grade (%)	**4.9**	5.5
Ore treated (t)	**1,676,535**	1,184,822
Zinc in concentrate (t)	**153,644**	120,465
Lead in concentrate (t)	**34,483**	26,212
Silver in concentrate (koz)	**1,390**	1,077
Cash cost (C1) – post by-product credits (US¢/lb)	**52.9**	43.2
Average LME zinc price ($/t)	**1,382**	1,048
Average LME lead price ($/t)	**976**	886
Average LBM silver price ($/oz)	**7.31**	6.69
Total recordable injury frequency rate	**24.5**	25.6
Lost time injury frequency rate	**10.4**	13.5
Employee turnover (%)	**15.7**	11.4

**From 1 July 2005, MRM results are included at 100%, due to Xstrata's acquisition of the remaining 25% of McArthur River in the second half of 2005.

SALES VOLUMES

Europe – San Juan de Nieva		
Refined zinc (t)	**454,593**	456,560
Toll-treated zinc (t)	**23,889**	24,612
Total zinc (t)	**478,482**	481,172
Europe – Nordenham		
Refined zinc (t)	**149,290**	147,802
Europe – Northfleet		
Refined lead (t)	**148,912**	193,619
Refined silver (koz)	**12,089**	10,799
Australia – Mount Isa		
Zinc in concentrate (t) third party sales (payable metal)	**129,507**	145,192
Zinc in concentrate (t) inter-company sales (payable metal)	**65,649**	8,199
Total zinc (t) (payable metal)	**195,156**	153,391
Lead in concentrate (t) third party sales (payable metal)	**7,876**	251
Lead in bullion (t) inter-company sales (payable metal)	**159,907**	146,531
Total lead (t) (payable metal)	**167,783**	146,782
Silver in concentrate (koz) third party sales (payable metal)	**799**	8,136
Silver in bullion (koz) inter-company sales (payable metal)	**11,295**	5,051
Total silver (koz) (payable metal)	**12,094**	13,187
Australia – McArthur River**		
Zinc in concentrate (t) third party sales (payable metal)	**122,317**	103,851
Lead in concentrate (t) third party sales (payable metal)	**23,552**	17,365
Silver in concentrate (koz) third party sales (payable metal)	**320**	277

** From 1 July 2005, MRM results are included at 100%, due to Xstrata's acquisition of the remaining 25% interest in the operation in the second half of 2005.

Markets

Zinc

The refined zinc market was again in supply deficit in 2005 by around 500,000 tonnes, as strong growth in China drove a 3.6% increase in global demand for refined zinc to 10.7 million tonnes. This was reflected in a drawdown of 235,000 tonnes of LME stocks and 265,000 tonnes of stocks held elsewhere during the year. LME stocks fell by 37% to 394,125 tonnes at the end of the year, the lowest level recorded since mid 2001.

Domestic consumption in China continued to grow strongly, reflecting strong economic growth and a surge in new galvanizing capacity due to booming demand from the automotive and home appliance sectors, as well as from construction and infrastructure investment.

While demand continued to grow, global zinc metal production remained relatively flat at 10.2 million tonnes in 2005, as increases in output in China, India and Kazakhstan were largely balanced by lower production in Canada, Peru, Belgium, Norway and Russia, smelting capacity reduction in France and plant closures in Italy, Spain, and Germany.

Strong market fundamentals drove prices up, particularly in the second half of the year, rising by 51% to finish the year at $1,915 per tonne. The average LME zinc price increased by 32% in 2005 to $1,382 per tonne, up from $1,048 per tonne in the previous year.

Global zinc mine production in 2005 increased by 3% to 9.9 million tonnes. Mine output increased mainly in China, India, Morocco, Sweden and Australia while it fell in Canada and Mexico. The concentrates market remained tight during the year, resulting in a further drop in average

negotiated treatment charges, which fell from $141 per tonne in 2004 to $126 per tonne in 2005. This tightness in the supply of zinc concentrate is anticipated to continue throughout 2006 and possibly into 2007.

Zinc supply is expected to remain in deficit throughout 2006 and potentially into 2007 as commissioning of new mines is not expected to have a significant effect before 2008. Refined zinc production should remain constrained by the acute tightness in the concentrate market while expansions in Asian galvanising production capacity should underpin strong and steady demand growth. As a result, zinc stocks are expected to continue to be drawn down, supporting strengthened prices.

Lead

Global consumption of refined lead rose by over 4% to 7.4 million tonnes in 2005. China remains a significant and growing influence in the global lead market, where lead usage has risen strongly in recent years, driven by surging battery production due to the country's rapidly expanding automobile sector.

Global production of refined lead increased by 5% to 7.2 million tonnes in 2005; around half of this amount came from secondary production, mainly from battery recycling. In China, primary lead production increased by 16% while secondary production increased by 9%.

As a result, the refined lead market was in supply deficit in 2005 with lead stocks at LME warehouses remaining at very low levels during the period. At the end of 2005, LME stocks were at 43,625 tonnes, representing less than one week of global consumption.

During the year the cash price for lead traded between $824 and a high of $1,156 per tonne to finish the year at $1,100 per tonne. The average price in 2005 was $976 per tonne, 10% higher than $886 per tonne the year before. Backwardation was again a key feature of trading throughout the year, reflecting the tight physical market.

The lead market is expected to be largely balanced in 2006 with global lead consumption anticipated to continue to grow, but at a lower rate than in 2005. Battery demand is anticipated to continue to increase while non-battery uses for lead are expected to follow the current downward trend. China will continue to be a dominant force in consumption and production. Exports of refined lead from China remained at similar levels to the year before but in the future are expected to show a declining trend as domestic demand continues to grow. Lead stocks should continue to remain at very low levels and consequently the market is expected to remain fairly tight throughout 2006, supporting lead prices.

Operations

EBIT VARIANCES

	$m
EBIT 31.12.04	**79.1**
Sales price*	134.1
Volumes	11.5
Unit cost – real	48.3
Unit cost – inflation	(20.3)
Unit cost – foreign exchange	(13.2)
Foreign currency hedging	(10.3)
Other income and expenses	3.2
Corporate social involvement	0.8
Depreciation and amortisation (excluding foreign exchange)	5.5
EBIT 31.12.05	**238.7**

*net of commodity price linked costs, treatment and refining charges

Zinc Lead Australia

The transformation programme put in place at Xstrata Zinc's operations at Mount Isa in 2004 resulted in improved performance and strong growth from these operations during 2005. EBIT from the Australian zinc-lead operations increased sharply to $97 million in 2005, up from $12 million the previous year, driven by higher sales prices for both zinc and lead and improved production, which more than offset the negative impact of a stronger Australian dollar. In 2005 several actions were carried out in order to reduce the operating costs in the Mount Isa operations. These, together with the start up of Black Star Open Cut and the increase in production both in George Fisher Mine and in Mount Isa Lead Mine, resulted in a reduction of 18% in Mount Isa Mines and Concentrator unit operating costs compared with 2004.

Ore throughput at the Mount Isa zinc operations increased to 4.4 million tonnes, up by 37% compared to 2004. George Fisher produced 2.6 million tonnes of ore for the full year, 7% higher than 2004. In particular, the second half of the year saw significant production increases as a result of better mine planning, renewal of mining equipment and improved geotechnical control of stoping. A new pastefill plant was commissioned in June 2005, achieving an increase in the regional ground stability and allowing better ore recoveries. Ore production is expected to increase further in 2006 following improvements in the ore hoisting capacity.

The Mount Isa Lead Mine produced 0.8 million tonnes in 2005, 9% higher than 2004. Operations at the Mount Isa Lead Mine ceased on 31st December 2005 due to depletion of reserves, after operating for more than 80 years.

Improved ore production from both George Fisher and the Mount Isa Lead Mine during the year, together with additional ore produced from the new Black Star zinc-lead open cut mine, resulted in significant improvements in throughput in both the zinc concentrator and the lead smelter in 2005.

The new Black Star mine produced a total of 1.4 million tonnes of ore during the year, following its commissioning on time and on budget in February 2005. Ore production is anticipated to increase substantially from this low cost operation in 2006.

Improvements in operational and maintenance practices, together with increased ore feed, resulted in a 23% rise in zinc concentrate production to 457,122 tonnes, while lead concentrate production improved by 29% over 2004 production to 277,753 tonnes.

Lead smelter production increased in line with additional feed available and an increase in sinter plant utilisation due to a number of reliability improvements. Crude lead production of 160,117

tonnes represents an increase of 14% over 2004. Anticipated further production increases in the second half of 2005 were hampered by a delay to the blast furnace cooling water system upgrade. The upgrade is due to be completed in the first half of 2006 and will increase smelter production to 170,000 tonnes per annum.

McArthur River Mine (MRM) underground mining operations were scaled down significantly at the beginning of October as open pit mining commenced at the test pit. Production from the mine increased by 20% over the previous year, although the head grade declined from 12.7% in 2004 to 11.9% zinc in 2005, due to the depletion of the number 2 orebody, the mining of bulk stopes and open pit tonnes with lower head grades during the last quarter. As a result, zinc in bulk concentrate decreased by 4% compared to the previous year to 153,644 tonnes.

During the second half of 2005, Xstrata acquired the remaining 25% interest in the McArthur River Joint Venture from its Joint Venture partner, ANT Minerals Pty Ltd. As a result of the transaction, MRM is 100% owned by Xstrata.

Zinc Europe

The profitability of the European zinc operations also improved strongly during 2005, with EBIT rising by 115% to $124 million, again driven by higher sales prices for zinc and a strong cost performance, particularly at San Juan de Nieva smelter in Spain, the largest and most efficient electrolytic zinc plant in the world.

In 2005, production at San Juan smelter exceeded half a million tonnes of melted zinc for the first time. The smelter produced 482,052 tonnes of saleable zinc, 9,608 tonnes more than the previous year and 692,408 tonnes of saleable sulphuric acid.

The Arnao plant produced 16,142 tonnes of zinc oxide and the Hinojedo roaster produced 29,577 tonnes of liquid sulphur dioxide. As a result of improvements in the operational efficiency of the roasting plants, a record of 896,335 tonnes of calcine has been achieved.

Production at the Nordenham plant in Germany was slightly lower than in 2004 mainly as a result of a transformer failure during the first half of the year.

Lead Europe

In 2005, lead production at Northfleet in the United Kingdom increased by 28% to 161,350 tonnes due to higher production from Mount Isa. Similarly, silver production rose by 32% to 11,859,000 ounces. As a result of improved production and higher sales prices, revenue improved by just over $100 million to $258 million in 2005 and EBIT rose by 84% to $18 million. Single streaming was maintained throughout the year and cycle times have continued to reduce, contributing to improved efficiency at Northfleet. Recent monthly performance indicates a plant capacity in excess of 180,000 tonnes of lead per annum.

Developments

Zinc Lead Australia

An upgrade of the hoist is planned for George Fisher mine in 2006 to increase the annualised hoisting rate to 3.5 million tonnes per annum. The upgrade is expected to be completed by July 2006 with expenditure of around $3.6 million, thereby removing the most significant factor in restricting mine production during 2005.

The Stage 2 North and the Stage 2 East Black Star cutbacks commenced in June and are at an advanced stage of development. Stage 2 East will continue to be developed throughout 2006.

Mining Stage 3 has commenced during 2005 and will deliver mainly overburden waste during 2006 with ore production scheduled for early 2007. Relocation of the underground portal was completed in October 2005 and the next scheduled move is November 2006.

An independent ore feed system for the concentrator plant is due to be completed in February 2006. This feed system will replace the existing crushing system to provide evenly blended ore feed, a significant reduction of maintenance costs, increased plant feed reliability and better labour utilization. A new zinc filter plant is due for completion in the first quarter of 2006 and is expected to reduce costs by minimising the loss of concentrate and will remove a potential throughput bottleneck.

In August 2005, Xstrata Zinc announced its intention to convert the McArthur River zinc-lead mine (MRM) in the Northern Territory, Australia, from an underground to an open cut operation to enable production to continue at the mine. The switch of mining method entails an investment of AUD66 million over two years and requires government approval. Xstrata has lodged a full Environmental Impact Statement (EIS) with the Northern Territory government which has been available for public review. Xstrata Zinc subsequently submitted a supplementary EIS in December 2005, in response to submissions received as part of the consultation process. In February 2006, the Northern Territory Environment Minister declined to recommend that Xstrata's proposal should be approved. Following a review by the Federal Government, the Northern Territory Mines Minister will make the final decision, expected in April 2006.

McArthur River Mine's current Mine Management Plan, which has been approved by the Northern Territory Government's Department of Business, Industry and Resource Development, includes approval for a test pit on site to contribute ore for sampling and for processing. Approval has also been received to deepen the test pit to provide additional ore in the near term.

The McArthur River ore body remains one of the largest known deposits of zinc and lead in the world. The development of an open cut mine at McArthur River would enable Xstrata to continue operations at the site and retain the option to develop MRM as a source of zinc feed for a future zinc refinery using the Group's Albion process technology. This would significantly improve the profitability of mining operations at MRM. Given the power requirements associated with zinc refineries, the MRM site has been ruled out as a possible location for an Albion plant. Other sites continue to be assessed.

Zinc Lead Europe

The San Juan de Nieva smelter has focussed on process improvements to improve recoveries from lower grade zinc concentrates. Construction of a flotation plant at the San Juan de Nieva operation to recover silver concentrate is on schedule, with first silver concentrate production expected in the second half of 2006.

Despite continuing high energy prices in Germany, the Nordenham plant has secured a competitive offer for electric power which, together with a reduction in grid charges due to new German energy legislation, will contain the cost of electricity in 2006.

In Northfleet single streaming cycle times reduced to 11.3 hours average for a month a year on year reduction of 52%. This was achieved through continuous improvement efficiency gains and with virtually no capital expenditure.

Development projects have started in the Northfleet silver refinery to reduce costs and increase efficiency. These will continue throughout 2006 and will be the main focus of development work along with a programme which will concentrate on reducing boundary lead emissions, developing a strategy to move towards total site water treatment and meeting all ongoing commitments under EU IPPC legislation.

Xstrata Technology

FINANCIAL AND OPERATING DATA

$m	**Year ended 31.12.05**	Year ended 31.12.04*
Revenue	**77.2**	52.4
EBITDA	**13.5**	19.2
Depreciation & amortisation	**(3.4)**	(3.7)
Impairment of assets	**(0.3)**	-
EBIT	**9.8**	15.5
Capital expenditure	**0.7**	0.5
Net assets	**44.8**	43.5
Capital employed	**44.8**	43.6
Employee turnover	**6.0%**	3.7%

*Includes Townsville port operations. From 1 January 2005, Townsville port operations are reported as part of Xstrata Copper

Xstrata Technology continued its strong performance in 2005, achieving EBIT of $10 million on revenue of $77 million. Revenue in 2005 was 43% higher than standalone revenue of $44 million in 2004, driven by strong demand for Xstrata Technology products as high commodity prices stimulated greater project development. Both revenue and earnings accelerated in the second half of the year as a number of large orders were placed for delivery in 2006. Demand for Xstrata Technology's products is anticipated to remain strong throughout 2006.

ISAMILL™

IsaMill is rapidly emerging as a new, highly efficient, grinding technology. The potential was confirmed in 2005 with the commissioning of an M10,000 mill for Centerra Gold at Kumtor, and sales of M10,000 mills to Phelps Dodge Corporation and Anglo Platinum. The Centerra mill is the first application of ceramic media co-developed with Maggoteaux, a development which enables coarse grinding applications of the IsaMill. The new Anglo Platinum application is expected to demonstrate a significant improvement in energy efficiency compared with conventional grinding.

ISAPROCESS™

The proven operational benefits of Xstrata's ISA PROCESS refining technology were recognised by a number of major producers, resulting in a rush of orders in the second half of the year, including the Saganoseki and Tamano projects in Japan, Nkana Cobalt in Africa, Pasar in the Philippines and Piedras Verdes in Mexico. These orders will be completed in 2006. Orders for 2007 are also building quickly.

Project delivery during 2005 included the BHP Billiton Spence operation in Chile and Sumitomo Toyo in Japan. Both Toyo and First Quantum Minerals' Kansanshi operation in Zambia were successfully commissioned during the year. These major projects were accompanied by a strengthening stream of smaller replacement plate orders worldwide. Increased research and development at Copper Refineries in Townsville and with several key customers is expected to bring new innovations to the market during 2007.

ISAPROCESS continues to provide a high quality, reliable and low overall cost tankhouse solution, due to its combination of long life and high energy efficiency and the vast tankhouse expertise available to clients.

ISASMELT™

Two new ISASMELT™ smelters were commissioned and engineering for two further smelters was completed during 2005. The Vedanta copper ISASMELT™ in India has set new records since start-up in May, reaching design capacity within two months of first feed and the CYMG lead smelter in China is approaching design capacity. The CYMG plant employs a new variation of the technology, with lead metal production in the ISASMELT™ and lead slag reduction in a blast furnace.

The Mopani Copper Mines smelter in Zambia is nearing completion and training of Mopani operators at Mount Isa is complete – a key part of the successful technology transfer. The huge Southern Copper Ilo smelter in Peru is under construction and is expected to start operation in August 2006.

The outlook for future contracts remains good, with feasibility studies carried out for plants in Australia, South America, Asia and Europe during 2005. Development work continued, with ongoing technical interchange with existing users – a key feature of the Xstrata Technology operating model.

ISASMELT™ is one of the fastest growing smelting technologies in the world – from its first copper installation in 1992, this technology will be used for over 10% of global copper smelter production by the end of 2006. This growth has been driven by the high efficiency and low capital cost of the technology, and in particular is due to its record of successful technical transfer, leading to rapid plant start ups and ongoing improvements.

JAMESON CELL™

The Jameson Cell is a high intensity flotation device, which offers low cost, highly efficient flotation capacity. It completed its most successful year ever in 2005, with strong orders, particularly from coal customers. Further development of the product and new markets are expected to expand the range of applications of the cell.

ALBION PROCESS

During 2005, Xstrata Technology, together with co-developer Highlands Pacific, formed a partnership with Core Resources to market the Albion Process atmospheric leach technology commercially. Xstrata and Highland Pacific retain ownership of intellectual property. The first Albion Process Technology licence was issued to EnviroGold Ltd in December 2005 to retreat tailings material at the Las Lagunas project in the Dominican Republic.

PRODUCTION DATA

Name of Operation	Owner-ship	Annual production Capacity (Full plant/mine basis)	100% Production 2005	100% Production 2004	Accounting Status	Location
ALLOYS						
Wonderkop plant	79.5%	362kt	333kt	311kt	Joint venture	Marikana South Africa
Gemini plant	50%	191kt	4kt	173kt	Joint venture	Marikana South Africa
Rustenburg plant	79.5%	430kt	383kt	393kt	Joint venture	Rustenburg South Africa
Lydenburg plant	69.6%	396kt	374kt	393kt	Joint venture	Lydenburg South Africa
Boshoek plant	79.5%	240kt	196kt	218kt	Joint venture	Boshoek South Africa
Kroondal mine	79.5%	1,920kt	1,422kt	1,571kt	Joint venture	Rustenburg South Africa
Kroondal opencast mine	79.5%	540kt	441kt	563kt	Joint venture	Rustenburg South Africa
Waterval mine	79.5%	480kt	445kt	405kt	Joint venture	Rustenburg South Africa
Thorncliffe mine	79.5%	1,440kt	1,210kt	1,274kt	Joint venture	Steelpoort South Africa
Horizon mine	79.5%	180kt	52kt	131kt	Joint venture	Pilansberg South Africa
Chrome Eden mine	79.5%	96kt	-	23kt	Joint venture	Pilansberg South Africa
Boshoek opencast mine	79.5%	360kt	34kt	253kt	Joint venture	Boshoek South Africa
Rhovan V_2O_5	100%	23,300k lbs	20,166k lbs	19,923k lbs	Subsidiary	Brits
FeV		7,800k kg	4,592k kg	5,910k kg	Subsidiary	South Africa
Swazi Vanadium FeV	100%	2,400k kg	345k kg	1,150k kg	Subsidiary	Maloma Swaziland
Maloma mine	75%	540kt	272kt	683kt	Subsidiary	Maloma Swaziland
Char Technologies	100%	116kt	97kt	112kt	Subsidiary	Witbank South Africa
African Carbon Manufacturers	100%,	147kt	123kt	-	Subsidiary	Witbank South Africa
African Carbon Producers	100%,	188kt	174kt	-	Subsidiary	Witbank South Africa
African Carbon Union	74%	117kt	102kt	-	Subsidiary	Witbank South Africa
COAL AUSTRALIA						
Cumnock	84%	1,100kt	1,091kt	1,000kt	Subsidiary	Hunter Valley
Liddell	67.5%	2,800kt	2,742kt	2,502kt	Joint venture	Hunter Valley
Macquarie Coal JV						
- West Wallsend	80%	2,400kt	2,313kt	2,621kt	Joint venture	Newcastle
- Westside	80%	700kt	666kt	666kt	Joint venture	Newcastle
Mt Owen	100%	6,500kt	5,955kt	5,837kt	Subsidiary	Hunter Valley
Narama	50%	2,000kt	2,465kt	2,092kt	Joint venture	Hunter Valley
Oakbridge Group						
- Baal Bone	74.1%	2,500kt	2,680kt	2,161kt	Subsidiary	Western Coal Fields
- Beltana	68.3%	4,500kt	4,936kt	4,021kt	Joint venture	Hunter Valley
- Bulga	68.3%	4,900kt	5,100kt	4,794kt	Joint venture	Hunter Valley
- South Bulga **Closed H2 2004**	68.3%			213kt	Joint venture	Hunter Valley
Ulan						
- Ulan Underground	90%	3,500kt	2,963kt	2,149kt	Joint venture	Western Coal Fields
- Ulan Open cast	90%	1,700kt	2,511kt	2,362kt	Joint venture	Western Coal Fields
United	95%	2,400kt	2,672kt	2,846kt	Joint venture	Hunter Valley
Cook	95%	600kt	178kt	372kt	Subsidiary	Bowen Basin

Oaky Creek	55%	8,700kt	6.761kt	7,526kt	Joint venture	Bowen Basin
Newlands						
- Thermal	55%	8,400kt	7,973kt	8,090kt	Joint venture	Bowen Basin
- Coking	55%	500kt	410kt	408kt	Joint venture	
Collinsville						
- Thermal	55%	3,600kt	3,138kt	3,916kt	Joint venture	Bowen Basin
- Coking	55%	1,700kt	1,390kt	1,529kt	Joint venture	
Rolleston	75%	8,000kt	1,011kt	-	Joint venture	Bowen Basin
COAL SOUTH AFRICA						
iMpunzi Division						
- Phoenix	100%	1,000kt	1,009kt	1,661kt	Subsidiary	Witbank
- Tavistock	100%	1,800kt	2,044kt	1,881kt	Subsidiary	Witbank
Mpumalanga Division						
- Spitzkop	100%	1,400kt	733kt	920kt	Subsidiary	Ermelo
- Tselentis	100%	1,500kt	1,943kt	1,897kt	Subsidiary	Breyten
Tavistock TESA JV						
- ATC	50%	1,700kt	1,448kt	1,796kt	Joint venture	Witbank
- ATCOM	50%	2,400kt	2,148kt	2,352kt	Joint venture	Witbank
Tweefontein Division						
- Boschmans	100%	1,800kt	2,152kt	1,939kt	Subsidiary	Witbank
- Goedgevonden	100%	400kt	956kt	1,097kt	Subsidiary	Witbank
- South Witbank	100%	2,000kt	1,855kt	1,766kt	Subsidiary	Witbank
- Waterpan	100%	500kt	504kt	814kt	Subsidiary	Witbank
- WitCons	100%	1,800kt	1,826kt	1,292kt	Subsidiary	Witbank
Mines operated by JV partners						
- Douglas/Middelburg	16%	25,500kt	22,988kt	23,888kt	Joint venture	Witbank / Middelburg
COPPER						
Mount Isa	100%	6.2mt ore 180kt Cu in conc 240kt Cu in anode	5.6mt 177kt Cu 220kt Cu	5.5mt 170kt Cu 236kt Cu	Subsidiary	North West Queensland Australia
Ernest Henry	100%	10.8mt ore 115kt Cu in conc 120koz Au in conc	11.4mt 129kt Cu 167koz Au	10.8mt 114kt Cu 143koz Au	Subsidiary	North West Queensland Australia
Townsville refinery	100%	280kt cathode	219kt	238kt	Subsidiary	North Queensland Australia
Alumbrera	50%	37mt ore 190kt Cu in conc 550koz Au in conc 50koz Au in dore	36.6mt 187kt Cu 518koz Au 59koz Au	35.4mt 176kt Cu 584koz Au 50koz Au	Subsidiary	Catamarca Argentina
ZINC						
San Juan de Nieva	100%	492kt Zn 474kt saleable Zn	501kt Zn 482kt saleable Zn	492kt Zn 472kt Zn	Subsidiary	Asturias Spain
Hinojedo	100%	44kt calcine 29kt SO_2	45 kt calcine 30kt SO_2	45kt calcine 29kt SO_2	Subsidiary	Cantabria Spain
Arnao	100%	24kt semis Zn	16kt Zn	17kt Zn	Subsidiary	Asturias Spain
Nordenham	100%	145kt Zn 140kt saleable Zn	148kt Zn 141kt saleable Zn	154 kt Zn 145 kt saleable Zn	Subsidiary	Nordenham Germany
Northfleet	100%	180 Primary Pb	161kt Pb	126 kt Pb	Subsidiary	Northfleet UK
Mount Isa	100%	5.1mt ore 250kt Zn in conc 170kt Pb in bullion 300t Ag in bullion	4.4mt 231kt Zn 160kt Pb 353t Ag	3.2mt 191kt Zn 140kt Pb 329t Ag	Subsidiary	North West Queensland Australia
McArthur River	100%	1.7mt ore 175kt Zn in conc	1.7mt ore 154kt Zn	1.5mt 160kt Zn	Subsidiary	Northern Territory Australia

Unaudited Consolidated Income Statement

For the year ended 31 December 2005

US$m	Before non-trading items	Non-trading items †	Total 2005	Before non-trading items*	Non-trading items*†	Total 2004*
Revenue	8,049.8	-	8,049.8	6,462.4	-	6,462.4
Cost of sales**	(3,880.2)	-	(3,880.2)	(3,520.6)	-	(3,520.6)
Distribution costs	(909.5)	-	(909.5)	(712.1)	-	(712.1)
Administrative expenses**	(196.7)	-	(196.7)	(139.5)	-	(139.5)
Other expenses	(51.9)	-	(51.9)	(55.2)	-	(55.2)
Other income	68.2	-	68.2	28.1	-	28.1
Share of results from associates	23.4	-	23.4	2.3	-	2.3
Acquisition costs	-	(10.3)	(10.3)	-	-	-
Profit on sale of investments	-	-	-	-	10.2	10.2
Restructuring and closure costs	-	-	-	-	(9.0)	(9.0)
Profit before interest, taxation, depreciation and amortisation	3,103.1	(10.3)	3,092.8	2,065.4	1.2	2,066.6
Depreciation and amortisation:						
- Cost of sales	(549.6)	-	(549.6)	(532.8)	-	(532.8)
- Administrative expenses	(28.9)	-	(28.9)	(28.0)	-	(28.0)
Impairment of assets:						
- Cost of sales	(5.1)	-	(5.1)	(6.8)	-	(6.8)
Profit before interest and taxation	2,519.5	(10.3)	2,509.2	1,497.8	1.2	1,499.0
Finance income	35.7	88.5	124.2	15.9	103.8	119.7
Finance costs	(127.6)	(43.9)	(171.5)	(107.3)	(70.3)	(177.6)
Profit before taxation	2,427.6	34.3	2,461.9	1,406.4	34.7	1,441.1
Income tax (expense)/benefit	(551.0)	8.3	(542.7)	(218.9)	5.2	(213.7)
Profit from continuing operations	1,876.6	42.6	1,919.2	1,187.5	39.9	1,227.4
Loss from discontinued operations	-	-	-	(2.1)	-	(2.1)
Profit on sale of discontinued operations	-	3.7	3.7	-	-	-
Profit for the year	1,876.6	46.3	1,922.9	1,185.4	39.9	1,225.3
Attributable to:						
Equity holders of the parent	1,660.1	46.3	1,706.4	1,027.2	39.9	1,067.1
Minority interests	216.5	-	216.5	158.2	-	158.2
	1,876.6	46.3	1,922.9	1,185.4	39.9	1,225.3
Earnings per share (US$)						
- basic (continuing operations)	2.71	0.07	2.78	1.65	0.06	1.71
- basic	2.71	0.08	2.79	1.64	0.06	1.70
- diluted (continuing operations)	2.46	0.06	2.52	1.52	0.06	1.58
- diluted	2.46	0.07	2.53	1.52	0.06	1.58
Dividends (US$m)						
- declared and paid			154.2			133.8
- proposed			149.9			100.0
Dividend per share (USc)						
- declared and paid			25.0			21.3
- proposed			25.0			16.0

* As restated for the effect of the transition to International Financial Reporting Standards (IFRS) with the exception of IAS 32 and IAS 39 whereby financial instruments and hedges have continued to be accounted for under UK GAAP prior to 1 January 2005

† Non-trading items are material items of income and expense, presented separately due to their nature or expected infrequency of the events giving rise to them

** Before depreciation, amortisation and impairment charges

xstrata
copper

NEWS RELEASE

XSTRATA COPPER ANNOUNCES RESULTS OF FIRST YEAR'S EXPLORATION PROGRAMME AT LAS BAMBAS

Brisbane, 1 March 2006

Xstrata Copper today announced promising early results from the first year's drilling programme at the Las Bambas copper exploration project in Peru.

Xstrata Copper Chief Executive Charlie Sartain said the 2005 exploration programme confirmed Indicated and Inferred Resources across three mineralised systems (Chalcobamba, Ferrobamba and Sulfobamba) of 300 million tonnes at 1.1% copper with supplementary molybdenum and gold values. Included in these initial resources are 84 million tonnes of skarn mineralisation at 1.7% copper in Indicated Resources at the Ferrobamba deposit. The full initial Mineral Resources Statement for Las Bambas is available from www.xstrata.com/pub_listing.php

"This is a very encouraging start to our exploration of this exciting copper district of southern Peru. Drilling has confirmed that mineral resources at Las Bambas are within our expectations for the project," Mr Sartain said.

"A feature of the Resources established to date is that they comprise a combination of higher grade skarn style mineralisation together with more extensive porphyry mineralisation. The results continue to support our original view that the Mineral Resources at Las Bambas could ultimately form the basis of a significant copper-gold-molybdenum operation."

During 2005, exploratory and resource delineation drilling concentrated on three potential open-pit deposits within the 35,000 hectare Las Bambas mineral district, Ferrobamba, Chalcobamba and Sulfobamba. Drilling at Ferrobamba has defined a Resource with a horizontal dimension of 1,200 metres east to west and north to south and to an average depth of 205 metres below the surface. At Chalcobamba, drilling has defined a Resource with an east to west and north to south dimension of 1,000 metres and to an average depth below surface of 180 metres. Drilling at Sulfobamba has defined a Resource with a horizontal dimension of 1,200 metres east to west, 1,000 metres north to south and to an average depth of 215 metres below surface.

Mineral Resource estimates are based on 56,010 metres of diamond drilling completed during 2005 and 40 pre-2005 drill holes, measuring 5,156 metres, from past exploration activities. The 2005 drilling programme comprised 109 drill holes with a total length of 26,840 metres at Ferrobamba, 66 drill holes with a total length of 14,764 metres at Chalcobamba and 62 drill holes with a total length of 14,406 metres at Sulfobamba.

"This year Xstrata Copper will double its drilling programme to test further upside potential from these and other known mineralised zones in the Las Bambas district," Mr Sartain said. "During the year 100,000 metres will be drilled to establish the depth and lateral extensions

to the known main zones, and exploration work will commence in two additional mineralised zones in the Las Bambas district."

ends

Xstrata contacts

Claire Divver
Telephone +44 20 7968 2871
Mobile +44 7785 964340
Email cdivver@xstrata.com

Sue Sara
Telephone +61 7 3295 7535
Mobile +61 411 206 090
Email suesara@xstrata.com.au

Julian Rooney
Telephone +5411 4316 8321
Mobile +5411 4415 1285
Email jrooney@xstratacopper.com.ar

Note to editors

Please refer to the accompanying fact sheet for background information on the Las Bambas project.

Xstrata File
Number 82-34660

xstrata

NEWS RELEASE

Zug, 1 March 2006

Xstrata plc announces preliminary results for the year ended 31st December 2005.

Key Financial Results

$m	**Year ended 31.12.05**	Year ended 31.12.04††	% Change
Revenue	**8,049.8**	6,462.4	25
EBITDA†	**3,092.8**	2,066.6	50
EBIT†	**2,509.2**	1,499.0	67
Attributable profit	**1,706.4**	1,067.1	60
Earnings per share (basic)	**279¢**	170¢	64
Cash generated from operations	**2,779.9**	1,784.9	56
Net debt to equity	**32.1%**	20.1%	60
Net assets	**8,137.2**	7,325.2	11
Net assets per share	**$13.57**	$11.74	16
Dividends per share:			
- interim dividend (paid)	**9.0¢**	8.0¢	13
- final dividend (proposed)	**25.0¢**	16.0¢	56
Total 2005 dividends proposed per share	**34.0¢**	**24.0¢**	**42**

† Excludes discontinued operations

†† As restated for the effect of the transition to International Financial Reporting Standards (IFRS) with the exception of IAS 32 and IAS 39 whereby financial instruments and hedges have continued to be accounted for under UK GAAP prior to 1 January 2005

Highlights

- Attributable profit up by 60% to $1.7 billion
- Operational cash flows of $2.8 billion and free cash flow of $1.9 billion after sustaining capital expenditure
- Real unit cost savings of $19 million, despite spiralling prices for key industry inputs
- $1.7 billion acquisition of one-third stake in Cerrejón thermal coal operation, a large scale, cost competitive asset with an exceptional reserve base and access to the high growth US and European markets
- Purchase of 19.9% of Falconbridge Limited for C$28 per share, with unrealised post-tax profit at year end of $316 million

- Rolleston thermal coal mine commissioned on time and within budget, with first coal railed in October 2005
- Phase One of Project Lion ferrochrome smelting complex on budget and on track to commission in the second half of 2006
- Meaningful and sustainable empowerment ownership secured in Xstrata's South African coal assets through the creation of ARM Coal with African Rainbow Minerals
- Final dividend increased by 56% to 25¢ per share to bring the full year dividend to 34¢ per share, reflecting increased confidence in the medium term commodity price outlook

Mick Davis, Xstrata Chief Executive commented:

"2005 was a very good year for Xstrata. On the back of higher commodity prices across all our businesses, Xstrata delivered record net earnings of $1.7 billion, an increase of 60% on the strong financial performance in 2004. Overall the Group generated some $2.8 billion of cash from its operations.

"Xstrata's commodity businesses made excellent progress in containing operating costs in 2005. As a result, and contrary to the industry trend, the Group operating cost base was reduced by a further $19 million during the year, from efficiency programmes which delivered $106 million of savings in total. The full benefit of these programmes was offset by higher prices for our key inputs, with particular increases in the price of fuel, energy and mining materials. This performance brings the total reduction in the operating cost base in real terms to $124 million over the last three years.

"Our proposed acquisition, for $1.7 billion, of Glencore International's one third share of the Cerrejón coal operation in Colombia will be a major positive step for Xstrata Coal, providing a significant new source of high quality thermal coal, with access into markets with strong growth potential and immediate earnings accretion. Cerrejón is the lowest cost Atlantic coal producer and the world's largest export open pit coal mine, with an outstanding resource base that will allow incremental brownfield expansions from current production levels of 26 million tonnes in 2005.

"While it may be reasonable to expect that prices will, in due course, ease from the exceptional levels of recent months, I have little doubt that they will remain above their long-run averages for a number of years. As a consequence, the outlook for 2006 is very encouraging. Xstrata is well positioned to create further value by continuing to grow our business and manage our operations ever more effectively."

Xstrata contacts

Claire Divver
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cdivver@xstrata.com

Brigitte Mattenberger
Telephone +41 41 726 6071
Mobile +41 79 381 1823
Email bmattenberger@xstrata.com

Michael Oke
Aura Financial
Telephone +44 20 7321 0033
Mobile +44 7834 368 299

Chief Executive's Report

Growth in earnings

As presaged in my report last year and further anticipated in my interim report, 2005 was a very good year for Xstrata. On the back of higher commodity prices across all our businesses, Xstrata delivered record net earnings of $1.7 billion, an increase of 60% on the strong financial performance in 2004. Overall the Group generated some $2.8 billion of cash from its operations.

In the four years since Xstrata's listing in London in 2002, reported EBITDA has grown by a compound annual growth rate of 123%, cash generated from operations by a compound annual growth rate of 105% and earnings per share by a compound annual growth rate of 87%. This is directly attributable to three factors:

- The first is the influence of improved commodity prices, which, as expected, have exceeded their long-run averages for over two years. This reflects the surge in demand for metals and energy products and the lack of the capacity, planning or investment required to enable a rapid supply response. There is growing acceptance that the cycle is likely to extend further as the same dynamics remain in place. Average prices in 2005 for the Group's thermal coal and coking coal were, respectively 25% and 71% higher than 2004, while average LME prices for copper and zinc were 29% and 32% higher than in 2004.

  Xstrata conducted major reviews of the copper and zinc markets in 2005. These reviews have confirmed a positive outlook for prices, borne out by the sharp upward trend in both zinc and copper pricing at the end of the year, which has continued into 2006. In the first two months of this year, the average LME zinc price of $2,146 per tonne was 55% higher than the average LME price for 2005 of $1,382 per tonne and the average LME copper price of $4,846 to 28 February 2006 was 32% higher than the average 2005 price.

- The second factor behind Xstrata's exceptional earnings growth reflects the prescient investments made in acquisitions and projects over the past three years which have increased production volumes in our key commodities. The acquisitions of MIM Holdings, Nordenham, Narama and Ravenswood, and expansion projects at San Juan, Mount Isa and across our coal businesses have increased total thermal coal and zinc metal production by 55% and 41% respectively since 2002 and provided Xstrata with significant production from the new commodities of copper and coking coal. As a consequence, Xstrata was optimally positioned to benefit from the significant commodity price increases of the last two years.

  Production volumes of thermal coal, zinc and lead increased again in 2005, against the previous year. This upward trend will continue with the improved performance of our zinc and copper businesses at Mount Isa, the acquisition of a one third stake in the Cerrejón coal operation and the commencement of the Rolleston coal and Lion ferrochrome projects, all of which will make a significant contribution to our 2006 results.

  Production volumes declined in 2005 reducing EBIT by $9 million compared to 2004. In our ferrochrome, vanadium and coking coal businesses, this was due to a combination of temporary ferrochrome furnace suspensions, the closure of two vanadium operations in 2004 and a roof fall at the Oaky North underground coking coal mine. Production volumes in refined copper were lower principally on the back of restricted gas off-take at Mount Isa, following unplanned closures of the third-party owned acid plant. At Alumbrera, gold production was lower due to the anticipated decline in head grades, while copper sales accelerated in the second half of the year, allowing Alumbrera to reap the full benefit of stronger copper prices. The investments made to improve productivity across our businesses

in 2005, together with production from new, lower-cost growth projects will yield improved volumes and positively impact cost performance in 2006.

- The third driver of Xstrata's improved earnings has been the delivery of meaningful efficiency gains across each of our businesses every year. For four years, Xstrata has successfully reduced costs in real terms across the Group and while the rate of cost savings has slowed since 2002, in many respects the performance of our businesses in 2005 is even more creditable than in previous years. Set against the robust demand environment, the entire mining sector has faced a growing headwind of rising costs and supply delays for inputs such as energy, fuel, reductants, labour, explosives and other mining materials.

Against this highly challenging backdrop, Xstrata's commodity businesses made excellent progress in containing operating costs in 2005, with our zinc business succeeding in reducing costs in real terms by more than $48 million - considerably ahead of the general inflation rate. As a result, and contrary to the industry trend, the Group operating cost base was reduced by a further $19 million during the year, from efficiency programmes which delivered $106 million of savings in total. The full benefit of these programmes was offset by higher prices for our key inputs, with particular increases in the price of fuel, energy and mining materials. This performance brings the total reduction in the operating cost base in real terms to $124 million over the last three years.

The outstanding cost performance of the zinc business reflected benefits secured across both the Australian and European operations. Operating costs were reduced by 18% at the Mount Isa zinc-lead mine and concentrator, on the back of record improved efficiencies and increased production from the low-cost Black Star mine. The highly efficient San Juan de Nieva smelter in Spain achieved production in excess of 8,000 tonnes over its previous nameplate capacity without any material increase in the cost base, while the Northfleet lead operation in the UK further increased production in 2005, having reduced its unit cost base by over 15% since Xstrata's acquisition of MIM Holdings in 2003.

In our copper business, particularly in north Queensland, where both the Ernest Henry and Mount Isa operations achieved record copper in concentrate production in 2005, productivity gains totalling $20 million helped to offset the negative impact of cost increases in fuel, energy and consumables. The north Queensland operations are now well on track to achieve their aim of becoming a sustainable, integrated 300,000 tonnes per annum producer of copper cathode.

Our coal business also delivered another impressive cost performance in 2005, with efficiency gains of over $43 million from the introduction of significantly lower cost production from Beltana and Ulan, which have cemented the position of Xstrata's New South Wales coal operations as among the most efficient coal mines in Australia. Beltana, which employs 152 people, set new Australian productivity records in November 2005 producing 50,000 tonnes of coal in one day, 250,000 tonnes in one week and one million tonnes in a month. Xstrata Coal's ability to contain cost increases in real terms to only $7 million in 2005 is particularly commendable in an industry where the weighted average FOB cash cost of thermal coal mines is estimated to have risen by over 27% from January 2004. The Xstrata-Merafe Chrome Venture continued to optimise its asset base and in particular achieved significant cost improvements at the Boshoek operation.

These achievements are a credit to Xstrata's operational management and, I believe, a strong endorsement of Xstrata's devolved management structure which fosters an entrepreneurial spirit throughout the Group and empowers local management to make the right decisions for their projects and operations.

Future growth

Organic growth
Inflation specific to the mining industry and critical shortages of materials and skilled manpower have also impacted significantly on major new capital projects. It is particularly pleasing, therefore, that as a result of a variety of initiatives from the respective project teams, Xstrata's suite of expansionary growth projects has remained within budget and on schedule. This is in spite of the significant increased price of construction materials, in particular steel. First coal was railed from Rolleston thermal coal mine on 3 October 2005 and the operation is now ramping up to its Phase One annual capacity of 8 million tonnes, with some 3 million tonnes expected to be produced in 2006. Commissioning remains on track and within budget for the new Project Lion ferrochrome smelter to begin in the second half of the year.

The internal and external expansion projects in our coal, alloys and zinc businesses, set out in the interim report, represent significant production growth that can be initiated in response to ongoing strength in demand over the next few years. Work accomplished in 2005 on our two major copper growth projects – Las Bambas in Peru and Tampakan in the Philippines – has provided further confidence in their significant potential and importance to our copper business.

The first year drilling programme at Las Bambas has shown promising results, confirming so far Indicated and Inferred Resources across three mineralised systems of 300 million tonnes at 1.1% copper with supplementary molybdenum and gold values. Included in these initial resources are 84 million tonnes of skarn mineralisation at 1.7% copper at the Ferrobamba deposit. The drilling programme will be doubled in 2006 to establish the depth and lateral extensions to the known main zones, and exploration work will commence in two additional mineralised zones in the Las Bambas district. The combination of higher grade skarn style mineralisation, together with more extensive porphyry mineralisation, supports our view of Las Bambas's potential as a significant copper-gold-molybdenum operation.

At Tampakan, resource estimates were updated in November 2005 to 1.1 billion tonnes at 0.73% copper and 0.29 grams per tonne gold, using a 0.4% copper cut-off grade. Tampakan is now in pre-feasibility stage and a decision whether to take up our option and proceed into the full feasibility stage for this major copper project will be made in the second half of 2006.

Acquisition of One Third of Cerrejón
Our proposed acquisition, for $1.7 billion, of Glencore International's one third share of the Cerrejón coal operation in Colombia will be a major positive step for Xstrata Coal, providing a significant new source of high quality thermal coal, with access into markets with strong growth potential and immediate earnings accretion. Cerrejón is the lowest cost Atlantic coal producer and the world's largest export open pit coal mine, with an outstanding resource base that will allow incremental brownfield expansions from current production levels of 26 million tonnes in 2005. An expansion is currently underway to 32 million tonnes of annual production, with further expansions under review.

Cerrejón controls its own key rail and port infrastructure and is adjacent to the important and growing United States import market. Its high quality thermal coal product has strong marketability into the United States, due to its low emissions profile and the business is therefore excellently positioned to meet that market's growing demand for thermal coal. In addition, the low-cost nature of the operations and the freight differential between the delivery of Colombian compared with South African coal into Europe will enhance Xstrata Coal's highly competitive position in the major European market, and provide greater flexibility to manage production across the three global thermal coal production bases of Latin America, South Africa and Asia/Australia.

The acquisition of a meaningful stake in this low cost proven asset will confirm Xstrata's global leadership position in the export thermal coal market and strengthens our portfolio by reducing the

average export cost of thermal coal and extending the overall asset life of our business. In addition to immediate cash and earnings accretion, Cerrejón's exceptional expansion potential provides important additional optionality, broadening the range of growth options open to Xstrata to access the Atlantic market and enabling the Group to respond with enhanced flexibility to opportunities in the American, Indian and European markets.

This expansion to our thermal coal business comes at a time when there is growing recognition for coal's role in meeting the world's future energy needs. According to the International Energy Agency, demand for energy is expected to increase by over 50% by 2030, and coal is forecast to generate over one fifth of this increase. The medium term outlook for coal demand in the Atlantic market appears particularly robust. The United States is a fast-growing major market for coal exports, and South American producers are expected to be the main beneficiaries of this growth due to the capacity, infrastructure, quality and regulatory constraints facing some domestic producers. The US Energy Information Administration predicts thermal coal demand from US coal-fired plants will increase by 110 million tonnes over the next 10 years. In Europe, the high oil price environment and concerns over continuity of gas supply have led to a positive re-assessment of coal's importance in meeting medium-term energy needs for consistent base-load generating capacity. This process has been accelerated by the industry's ongoing investment in clean coal technology and in other emission controls. As a consequence, planning is underway for the commissioning of new coal-fired generating capacity in Europe, with between 11 and 13 new coal-fired power stations on the drawing board in Germany alone.

The proposed acquisition of Cerrejón, which will be funded from new credit facilities, will become effective on obtaining shareholder approval, certain third party consents and agreements and certain competition and regulatory clearances. An extraordinary general meeting will be held in late March or early April. Glencore, as a related party to the transaction, will not vote at the meeting and the three Xstrata directors nominated by Glencore have not taken part in the board's consideration of the proposed acquisition. Rothschild has independently reviewed the acquisition, and has confirmed in a letter to Xstrata's Board that, in its opinion, the acquisition is fair and reasonable as far as Xstrata shareholders are concerned.

Further acquisition growth

On 15 August 2005, Xstrata announced the purchase of 19.9% of the common shares of Falconbridge Limited ("Falconbridge"), a Canadian diversified mining company, from Brookfield Asset Management (formerly Brascan Corporation) for a total consideration of $1.7 billion, or C$28 per share. Following an agreed cash and shares offer for Falconbridge from Inco Limited in October 2005, Xstrata continues to assess the various options for further value creation that arise from its holding in Falconbridge. Closure of the Inco offer has been delayed by the approval processes of the anti-trust authorities in the United States and European Union and we will therefore continue to assess all of the various options open to us.

While we recognise that acquisitions undertaken in the current high commodity price environment carry obvious risks, we continue to believe that opportunities exist in the prevailing robust commodity markets to create significant immediate and future value for Xstrata. We remain focused on our rigorous requirements for any potential acquisition and confident of our inherent discipline in assessing prospective targets.

Black Economic Empowerment in South Africa

Xstrata and African Rainbow Minerals Limited ("ARM") have agreed to establish a major new black controlled coal mining company to be called ARM Coal, which will have significant operating assets and growth projects in South Africa and a substantial participation in the export and domestic thermal coal markets. Under the agreement, ARM will pay R400 million to subscribe for 51% and Xstrata will pay R384 million (around $63 million) to subscribe for 49% of the issued share capital of ARM Coal, which will hold a 20% interest in the existing coal operations of Xstrata Coal South

Africa, and a direct 51% interest in the Goedgevonden project. ARM Coal will therefore have an immediate effective interest of more than 26% in Xstrata's South African coal operations. Xstrata has agreed to provide vendor financing to ARM Coal and, to advance ARM's participation in the South African coal industry, has also agreed to grant ARM an option to increase its participation by up to a further 10%. This would result in historically disadvantaged South African control of 36% of Xstrata's South African coal business.

As the controlling shareholder of ARM Coal, ARM will be instrumental in the formulation and execution of strategic goals inclusive of the identification and pursuit of growth opportunities. The transaction therefore introduces meaningful and sustainable empowerment ownership and involvement in Xstrata's coal assets in line with the South African government's Mineral and Petroleum Resources Development Act and the Mining Charter. As with the Xstrata-Merafe Chrome Venture in our ferrochrome business, the partnership between ARM and Xstrata will provide further benefits to both parties, including the assessment and pursuit of new opportunities in a range of commodities in Africa.

In a further transformation agreement, Xstrata Alloys has formed a black economic empowerment partnership with Kagiso Trust Investments ("Kagiso") in respect of Xstrata's 50% interest in the Mototolo Joint Venture. Kagiso will acquire 26% of Xstrata's 50% interest, resulting in Kagiso owning a fully participative 13% interest in the earnings from the Mototolo JV, in return for funding its proportionate share of the total capital expenditure required for the project. Xstrata will retain an effective 37% interest.

Both these developments underscore Xstrata's commitment to genuine empowerment in the South African mining industry, through sound business partnerships that build on each partner's respective areas of expertise and establish a basis for mutual value creation going forward.

Balance sheet, dividend and capital management

After increased sustaining capital expenditure of some $430 million, which will enable further cost savings and increased productivity at our operations, free cash flow rose to over $1.9 billion, enabling Xstrata to return $522 million to shareholders during 2005 through the repurchase of 4.1 % of Xstrata's issued share capital under the Equity Capital Management Programme. This brings the total number of shares purchased under the programme to 29 million, or 4.7% of Xstrata's ordinary share capital.

Xstrata's robust financial position, with net debt to equity at the year end at 32%, strong cash flow generation and our increased confidence in the medium term outlook for commodity prices has led to our decision to increase the final dividend to 25¢ per share, bringing the full year dividend to 34¢ per share. This represents an increase of 42% over the previous year and sets a higher level from which the Group's progressive dividend policy will continue.

Outlook

In my report two years ago, I highlighted the improving fundamentals of the mining industry and the outlook for an extended period of higher than average commodity prices. This view has underpinned the steps we have taken, internally and externally, to position Xstrata over the past two years - and it remains unchanged. Continued growth in demand for metals and energy products in the fast-growing economies of China and India, the resurgent performance of the Japanese economy and encouraging indicators in respect of European growth are all supportive for the sector. At the same time, growth in supply – while inevitably rising – remains constrained by input shortages, significant cost inflation and a dearth of projects ready to come into production. While it may be reasonable to expect that prices will, in due course, ease from the exceptional levels of recent months, I have little doubt that they will remain above their long-run averages for a number of years.

As a consequence, the outlook for 2006 is very encouraging.

The investments we have made to optimise our zinc-lead operations and to grow the business incrementally will enable Xstrata to benefit from the particularly strong zinc prices expected in 2006 and into 2007. The outlook for our copper business is equally positive, with the Las Bambas and Tampakan copper projects at the forefront of our plans to grow this business. The acquisition of one-third of Cerrejón and our numerous organic growth projects in coal hold meaningful growth potential and have redefined the quality, prospects and future contribution of the coal business.

Our strategy remains sound: Xstrata is well positioned to create further value by continuing to grow our business and manage our operations ever more effectively. The last four years have reflected that embedded in Xstrata's architecture are two key ingredients for sustained value creation. Namely, an eye for the opportunity – be it internal or external – and an understanding of what is required for successful execution. The Xstrata team has much still to contribute and our progress to date underscores both our approach to value creation and the commitment of Xstrata's Directors and employees. I extend my thanks and recognition for their contribution in 2005.

M L Davis

Financial Review

Basis of presentation of financial information

Financial information is presented in accordance with International Financial Reporting Standards (IFRS). The reporting currency of Xstrata plc is US dollars. Financial statements of subsidiaries are maintained in their functional currencies and converted to US dollars on consolidation of Group results.

For details of the significant impacts of the introduction of IFRS refer to the note 'IFRS reconciliation to UK GAAP'.

Unless indicated to the contrary, revenue, earnings before interest, taxation, depreciation and amortisation (EBITDA) and earnings before interest and taxation (EBIT) are reported in the Chief Executive's Report and the Operating and Financial Review before non-trading items (BNI). Non-trading items are material items of income and expense which, due to their nature or expected infrequency, are presented separately in the income statement.

Unless indicated to the contrary, all data and commentary in the Chief Executive's Report and the Operating and Financial Review exclude the discontinued Forestry operation and all dollar and cent figures provided refer to US dollars and cents.

Consolidated operational results

Group revenue increased by 25% in 2005, exceeding $8 billion as robust demand supported price increases across all of Xstrata's commodities. The strong price increases in the thermal and coking coal and ferroalloys markets seen in the first half of the year eased in the second half, but improved demand in LME-traded commodities boosted prices of copper, zinc and lead, significantly increasing earnings.

Higher revenues drove profits and cash flow to record levels. Despite a weaker US dollar against all of Xstrata's local currencies, EBITDA for the year ended 31 December 2005 increased by 50% to $3,103 million and EBIT improved by 68% to $2,520 million.

the Patilla Area. A cost curve provided by Barlow Jonker for 2004/2005 ranks Cerrejón's coal operations, on a weighted average basis, in the first quartile among major export producers of coal worldwide. The Cerrejón operation is a privately-owned, independently-managed joint venture in which each of BHP Billiton plc, Anglo American plc, and Glencore International AG has a one third indirect interest.

Location:
Cerrejón is located in the North-Eastern part of Colombia, adjacent to the Venezuelan border. The mining operations are linked to its dedicated export facility on the Caribbean coast by a 150 km dedicated rail link running due South from Puerto Bolívar.

Reserves and Production:
Cerrejón's proven and probable coal reserve of export coal exceeded 900 million tonnes as at 30 June 2004. Coal from Cerrejón has a relatively low ash content (approximately 8.2%) with a relatively high calorific value, making it ideal for power generation.

In 2005, Cerrejón produced approximately 26 million export tonnes. As a result of growing demand for Colombian coal in Europe and the United States, an expansion of the operation's infrastructure capacity from 29 million tonnes per annum to 32 million tonnes per annum was approved by the current shareholders in July 2005, with expected completion in 2008.

Rail and Port System:
The rail system of 150 kilometres links the mine with the export ocean terminal at Puerto Bolívar. Coal is transported in trains loaded at the silos, through a continuous miner process system. On average, seven trains are dispatched every working day.

Puerto Bolívar is one of the largest export coal ocean terminals in Latin America. It is located 150 kilometres north of the Cerrejón mine, on the Caribbean coast and receives vessels of up to 175,000 dead weight tonnes.

Additional Information: Other:
Rothschild is acting exclusively for the Xstrata group and no one else in connection with the proposed acquisition and will not be responsible to anyone other than the Xstrata group for providing the protections afforded to its clients or for providing advice in relation to the proposed acquisition or any other matter referred to in this announcement.

No statement in this announcement is intended as a profit forecast and no statement in this announcement should be interpreted to mean that earnings per Xstrata share for the current or future financial years would necessarily match or exceed the historical published earnings per Xstrata share.

In the 12 months ended 31 December 2004, the entire Cerrejón operation recorded combined consolidated EBITDA (before non-operating income/expense) of US$628.8 million (giving a figure attributable to Glencore's 33 1/3% stake in Cerrejón of approximately US$209.6 million). The Cerrejón financial information presented above has been extracted without material adjustment from, or is based upon, audited accounts prepared under IFRS as at and for the 12 months ended 31 December 2004.

Xstrata estimates that, if the proposed acquisition had become effective on 1 January 2005, almost half of the enlarged Xstrata group's EBITDA would have been generated from the Xstrata group's coal business, approximately one third from the copper business and around one tenth from the alloys business, with the remaining portion derived from a variety of other commodities within the portfolio.

Xstrata also estimates that, if the proposed acquisition had become effective on 1 January 2005, just over half of the enlarged Xstrata group's EBITDA would have been generated from Australasia, approximately a quarter from the Americas and almost one fifth from Africa, with the remaining portion derived from other geographical regions.

ends

Xstrata contacts

Claire Divver	
Telephone	+44 20 7968 2871
Mobile	+44 7785 964 340
Email	cdivver@xstrata.com

Hilary Wilson	
Telephone	+61 2 9253 6789
Mobile	+61 409 780 205
Email	hwilson@xstratacoal.com

www.xstrata.com
www.cerrejoncoal.com

Notes for Editors

Additional Information: Xstrata

Xstrata plc is a major global diversified mining company, listed on the London and Swiss stock exchanges, with meaningful positions in six major international commodity businesses: copper, coking coal, thermal coal, ferrochrome, vanadium and zinc, and additional exposures to gold, lead and silver. The Group, which is headquartered in Switzerland, employs some 24,000 people worldwide with operations across four continents in six countries: Australia, South Africa, Spain, Germany, Argentina and the UK.

Xstrata Coal is, on a managed basis, one of the world's largest producers of export thermal coal, the largest producer of export semi-soft/PCI coal and the fifth largest producer of export coking coal, producing both premium quality hard coking coal and semi-soft coal. Headquartered in Sydney, Australia, Xstrata Coal has interests in over 30 operating coal mines managed within three distinct divisions: Xstrata Coal New South Wales, Xstrata Coal Queensland and Xstrata Coal South Africa. Thermal coal is used in power generation, while coking coal is used mainly in the production of steel and other industrial applications.

Additional Information: Cerrejón Coal

Background:
Cerrejón is one of the world's largest export open pit coal mining operations, carried on across some 69,000 hectares in which four separate areas are contracted: the North, Central, and South Zones and

Xstrata directors holding shares in the company at the time of the EGM (other than directors nominated by Glencore) have confirmed their intention to vote in favour of the proposed acquisition, representing 1,136,401 shares at the date of this announcement or approximately 0.18% of Xstrata's issued ordinary share capital. Credit Suisse has given an irrevocable undertaking to do the same in respect of 151,939,698 shares (representing approximately 24.02% of Xstrata's issued ordinary share capital).

Xstrata's Board of Directors, which has been so advised by Rothschild, considers that the proposed acquisition is fair and reasonable as far as Xstrata shareholders are concerned. In providing its advice to the Board, Rothschild has taken into account the Board's assessments of the commercial merits of the proposed acquisition. The three Xstrata directors nominated by Glencore have not taken part in the Board's consideration of the proposed acquisition.

Commenting on the proposed acquisition, Mick Davis, Xstrata Chief Executive, said: "The acquisition of a meaningful stake in this tier one coal asset will be an excellent addition to our existing global coal business. Cerrejón will provide additional geographic diversification, a competitive entry into the important US market, a significant extension of the resource profile for our global coal business and exceptional growth potential that will broaden Xstrata's options to capture growth in the Atlantic market at a time of continuing strong demand. Thermal coal provides a readily available, cost effective and reliable source of energy that we believe will continue to satisfy a significant proportion of the increasing global demand for energy over the medium to long term."

Peter Coates, Chief Executive Xstrata Coal, said, "Cerrejón is an exceptional, proven coal operation with a resource base that alone currently exceeds that of Xstrata Coal's open cut operations in Australia and South Africa. A new, third production base in South America to complement our existing South African and Australian operations will increase significantly Xstrata Coal's production and growth options."

Shareholder approval for the proposed acquisition will be sought at the EGM, expected to be held in Zug, Switzerland and linked by satellite to London, United Kingdom at the end of March or beginning of April 2006. A circular to shareholders containing the notice of the EGM and further information on Cerrejón is expected to be posted within the next two weeks. The proposed acquisition will become effective on obtaining certain third party consents and agreements and will also be conditional upon certain competition and regulatory clearances.

The total consideration payable by Xstrata (Schweiz) AG (acting as agent for the Xstrata group purchasers Xstrata Coal Marketing AG and Xstrata Holdings Pty Limited) to Glencore (acting in its own capacity and as agent for Seez Trading Corp. Limited) in respect of the proposed acquisition will be US$1,712 million, which includes a US$12 million net asset adjustment.

Alberto Calderón, President, Richard Cohen, Finance and Administration Vice President, Luis German Meneses, Operations Vice President, and Howard Gatiss, Chief Executive Officer CMC Coal Marketing Limited, are key individuals to the Cerrejón operation. BHP Billiton announced in November 2005 the appointment of Mr. Calderón as President of its Diamonds and Specialty Products division based in London and it is currently expected that Mr. Calderón will leave Cerrejón once a successor has been appointed. Further biographical details of these individuals will be included in the circular to shareholders.

The book value of the gross assets of the entire Cerrejón operation (including each of the three current joint venture parties' stakes) as at 31 December 2004 was US$1,581.8 million (giving a figure attributable to Glencore's $33^{1/3}$% stake in Cerrejón of approximately US$527.3 million).

Xstrata

NEWS RELEASE

PROPOSED ACQUISITION OF ONE THIRD STAKE IN CERREJÓN COAL OPERATION FOR US$1.7 BILLION

Zug, 1 March 2006

Xstrata plc ("Xstrata") announces the proposed acquisition of 33⅓% of the Cerrejón thermal coal operation in Colombia ("Cerrejón"), from Glencore International AG ("Glencore") for a cash consideration of US$1.7 billion. Cerrejón is a privately-owned, independently-managed joint venture in which BHP Billiton plc, Anglo American plc and Glencore each own a one third stake.

The proposed acquisition will provide Xstrata with a meaningful interest in one of the world's largest and lowest-cost export open pit coal mines, with a reserve base in excess of 900 million tonnes. An expansion is underway to increase Cerrejón's production from 26 million tonnes in 2005 to an annual production capacity of 32 million tonnes, with further incremental brownfield expansions currently being assessed. The proposed acquisition will be financed through new bank debt facilities and is expected to be immediately earnings and cash flow accretive.

Cerrejón is located in North-East Colombia, ideally positioned to supply the growing US import market from its own dedicated rail and port facilities. The high quality thermal coal produced from Cerrejón is attractive to the US power generation market due to its low ash content, low sulphur dioxide emissions profile and high calorific value. Declining production, infrastructure and regulatory constraints facing some domestic US producers offer further opportunities for Cerrejón to grow its share of the fast-growing US import market for thermal coal. The US Energy Information Administration predicts that demand from US coal-fired plants will increase by 110 million tonnes over the next 10 years.

In addition, the low-cost nature of the operations and the freight advantage that Colombia enjoys over South Africa will enhance Xstrata Coal's highly competitive position in the major European market.

Since Xstrata's substantial shareholder, Glencore, and Glencore's wholly-owned subsidiary Seez Trading Corp. Limited are the proposed vendors of the stake in Cerrejón, the proposed acquisition is a related party transaction for the purposes of the UK Listing Rules. The proposed acquisition will therefore be conditional, among other things, upon the approval of Xstrata shareholders at an extraordinary general meeting (the "EGM"). Glencore, as a related party, will not vote on the resolution relating to the proposed acquisition. In addition, in accordance with the terms of Xstrata's Equity Capital Management Programme, Batiss Investments Limited will not exercise the voting rights attached to its shareholding of approximately 4.66% of Xstrata's issued ordinary share capital at the EGM.

Xstrata maintains a meaningful position in six major international commodity markets: copper, coking coal, thermal coal, ferrochrome, vanadium and zinc, with additional exposures to gold, lead and silver. The Group's operations and projects span four continents and seven countries: Australia, South Africa, Spain, Germany, Argentina, Peru and the UK.

Xstrata Alloys is the world's largest producer of ferrochrome and a significant vanadium producer, with headquarters and operations in South Africa.

Kagiso Trust Investments

Kagiso Trust Investments (KTI) was formed in December 1993 by the Kagiso Trust as a vehicle to generate sustainable, long-term financial support to Kagiso Trust for the purpose of community development and to achieve true economic empowerment through active, operational involvement in underlying strategic investments. KTI is an investment holding company with subsidiaries and associate companies predominantly operating in the financial services and media sectors. KTI's approach to partnership investments is premised on the belief and commitment to provide strategic and operational value in growing investments. KTI is a subsidiary of the Kagiso Trust, a broad-based charitable organisation established by the SA Council of Churches in the mid 1980s. It was established to provide assistance to underprivileged communities, with a focus on education, healthcare and general poverty alleviation.

Kagiso is in the process of raising debt financing to fund its share of the project's capital expenditure. Xstrata is supporting Kagiso's entry into the Mototolo JV through the provision of a completion guarantee and a loan in the event that capital expenditure requirements exceed budgeted project estimates.

The ultimate beneficiaries of the Kagiso Trust, the controlling shareholder of Kagiso, are the projects and communities that it supports. The Kagiso Trust has provided in excess of ZAR1 billion in development grants since its inception and has managed more than 5,000 poverty eradication development programmes in South Africa.

Shaun Usmar, Xstrata Alloys Chief Financial Officer, commented:
"We are delighted to form this partnership with Kagiso so soon after establishing the Mototolo JV. Kagiso is recognised as one of South Africa's leading broad-based empowerment groups and has an impressive track record of social upliftment and sustained business success in several sectors. Our partnership with Kagiso continues Xstrata Alloys' commitment and significant progress to date in transforming our business in line with the spirit and principles of the Mining Charter."

Andile Sangqu, Executive Director of Kagiso, said:
"The investment in this platinum venture heralds a new chapter for Kagiso as this is our first investment in the resources sector. We derive a lot of comfort and confidence through the association with the leading lights in the mining sector, namely Xstrata and Anglo Platinum. As long-term investors we believe that through our involvement, we will be active in unlocking commercial value and working with Xstrata to advance the imperatives of transformation in the mining sector."

Ends

Xstrata Contact

Claire Divver
Telephone +44 20 7968 2871
Mobile +44 7785 964340
Email cdivver@xstrata.com

Kagiso Trust Investments Contact

Andile Sangqu
Telephone +27 11 537 0544
Mobile +27 82 465 8920
Email andiles@kti.co.za

Financial advisers to Kagiso

Rothschild
Kagiso Financial Services

Legal adviser to Kagiso

Bowman Gilfillin

Technical consultant to Kagiso

SRK Consulting

Legal adviser to Xstrata

Werksmans

Notes to editors

Xstrata

Xstrata is a major global diversified mining group, listed on the London and Swiss stock exchanges with a market capitalisation in excess of $18 billion. The Group is headquartered in Zug, Switzerland and has approximately 26,000 employees world-wide, including contractors.

xstrata

Securities and Exchange Commission
Filing Desk
Room 1004, Mail Stop 1 - 4
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

Thursday, April 06, 2006

Xstrata file number 82-34660

Please find attached all company announcement released by Xstrata during the months of January, February and March 2006 as well as a copy of the Circular to Shareholders in respect of the proposed acquisition of One Third of Cerrejon.

Yours sincerely,

B. Mattenberger

Brigitte Mattenberger
Corporate Affairs

SEC MAIL PROCESSING SECTION RECEIVED APR 12 2006 WASH, D.C. 190

Xstrata (Schweiz) AG Bahnhofstrasse 2 PO Box 102 6301 Zug Switzerland
Tel +41 41 726 6070 Fax +41 41 726 6089 www.xstrata.com

Xstrata File
Number 82-34660

xstrata coal

MEDIA STATEMENT

XSTRATA COAL JOINS INTERNATIONAL EFFORTS TO ADDRESS CLIMATE CHANGE CONCERNS

Sydney, 10 January 2006

Xstrata Coal Chief Executive Peter Coates said today the challenge of reducing greenhouse gas emissions requires significant investment in research and development leading to the commercialisation of new technologies and carbon capture and storage.

Mr Coates will be joining Ministers and industry leaders from China, India, Japan, Republic of Korea, the United States and Australia for the inaugural Ministerial meeting of the Asia Pacific Partnership on Clean Development and Climate.

Mr Coates said that unless the Asia Pacific Partnership countries, especially the most populous and fastest growing nations of China and India, commit to advancing new technologies as one means to reduce greenhouse gas emissions, substantial progress will not be made.

"Research and development aimed at lowering the cost and commercialisation of new technologies for using coal such as oxy-fuel, IGCC and carbon dioxide (CO_2) capture and storage is a real solution that must be pursued by governments to make substantive cuts in CO_2," he said.

Xstrata Coal is already part of the international R&D effort in both oxy-fuel and CO2 storage. This includes the first CO_2 geosequestration project in Australia announced this week by the Cooperative Research Centre for Greenhouse Gas Technologies. Further, Xstrata Coal is supporting the oxy fuel study which is examining the potential to retrofit one CS Energy unit at its Callide plant in Queensland. If proven viable, Australia's first near-zero emissions plant could be running as a demonstration plant in 5 years.

Xstrata Coal believes that access to a reliable and secure energy supply is fundamental to providing a better quality of life, particularly in developing economies. Given their affordability and availability, fossil fuels will continue to be part of the world's energy mix now and in the future along with renewable, hydro, nuclear energy sources.

Xstrata Coal believes that emissions reductions resulting from the use of coal are required and attainable and is committed to playing a part in identifying and implementing solutions to lower greenhouse gas emissions.

ends

For further information

Hilary Wilson
Telephone +61 (0) 2 9253 6789
Mobile +61 (0) 409 700 205
Email hwilson@xstratacoal.com

www.xstrata.com

Xstrata File
Number 82-34660

Company announcement: AXA disclosable interest in Xstrata

Zug, 24 January 2006

This notification corrects the notification made by Xstrata plc on 18th January 2006 in respect of AXA Investment Managers UK Limited's holding in Xstrata as a result of the disclosure of incorrect information to Xstrata.

AXA Investment Managers UK Limited ("AXA") notified Xstrata plc ("Xstrata") yesterday that AXA holds a beneficial interest in 1,913,783 shares or 0.3% of Xstrata's issued share capital and a non-beneficial interest in 68,561,916 shares or 10.84% of Xstrata's issued share capital.

In total, AXA holds 70,475,699 ordinary shares of US$0.50 each, representing 11.14% of Xstrata's ordinary issued share capital.

Ends

Xstrata File
Number 82-34660

xstrata

Company announcement: AXA disclosable interest in Xstrata

Zug, 18 January 2006

Xstrata plc ("Xstrata") announces that it was notified by AXA Investment Managers UK Limited ("AXA") yesterday that AXA has decreased its non-beneficial interest to 9,084,908 shares or 1.44% of Xstrata's issued share capital and its beneficial interest to 1,913,783 shares or 0.3% of Xstrata issued share capital.

As a consequence, AXA currently holds a total of 10,998,691 ordinary shares of US$0.50 each, representing 1.74% of Xstrata's ordinary issued share capital.

Ends

(For information, the previous disclosed shareholding of Axa Investment Managers UK Limited in Xstrata was 11.01%)

xstrata
coal

NEWS RELEASE

XSTRATA COAL TAKES EQUITY STAKE TO EXPLORE OPPORTUNITIES IN MONGOLIA

Sydney, 15 February 2006

Xstrata Coal has entered into an alliance agreement with Erdene Gold Inc. ("Erdene") of Halifax, Nova Scotia, which allows Xstrata Coal the first option to enter into a joint venture and earn a 75% interest in coal opportunities identified by Erdene in Mongolia. Erdene is a diversified mineral exploration company with a significant profile in Mongolia and a large number of exploration projects in the country, which include both coal and base metals.

Through this agreement, Xstrata Coal will have access to Erdene projects and share with Erdene its extensive knowledge of coal project feasibility, development and operations to jointly pursue development opportunities. Whilst this agreement is focussed on the joint development of metallurgical and thermal coal projects, Xstrata will also have the right to participate in other mineral development opportunities with Erdene.

Due to its proximity to China and its growing demand for commodities, the extensive minerals deposits in Mongolia are expected to be rapidly developed in the coming years. To foster development of their deposits by international mining companies, the Government of Mongolia has adopted mining legislation similar to that of Australia.

Xstrata Coal Chief Executive Peter Coates said today, "China's demand for coal is expected to remain high for the foreseeable future. Mongolia's largely untapped coal resources, its proximity to China and the government's adoption of western mining legislation make pursuit of coal resource development opportunities in Mongolia a logical step.

"Xstrata Coal's new alliance with Erdene provides Xstrata access to Erdene's portfolio of projects in Mongolia while sharing with Erdene our management expertise in developing and operating highly successful mines," Coates added.

The transaction is expected to close 16 February 2006 subject to the execution of documentation and regulatory approvals.

Ends

For further information

Hilary Wilson
Telephone +61 2 9253 6789
Cell +61 409 700 205
Email hwilson@xstratacoal.com

xstrata
coal

Notes to Editors:

Xstrata Coal is amongst the world's leading exporters of thermal coal, the largest exporter of thermal coal in Australia, and the fifth largest producer of hard coking coal in the world, producing both premium quality hard coking coal and semi-soft coal. Headquartered in Sydney, Australia, Xstrata Coal has interests in over 30 operating coal mines. Thermal coal is used in power generation, while coking coal is used mainly in the production of steel and other industrial applications. Xstrata Coal is the largest of the commodity businesses within Xstrata plc, a major global diversified mining company, listed on the London and Swiss stock exchanges and employing some 24,000 people (including contractors) worldwide.

Erdene Gold Inc. is a diversified metals exploration company headquartered in Nova Scotia, Canada and focussed on Mongolia with over 20 mineral exploration projects that include 71 licenses and cover approximately four million acres. Significant projects include the ZUUN Mod molybdenum-copper project, the Central Basin Uranium Projects (International Uranium Corporation Joint Venture), the Ikh Tal-Erdenet Mine copper exploration program where high priority targets have been identified adjacent to Mongolia's largest mining complex, the Tsenkher Gol Gold project targeting a granite hosted disseminated gold target, the Galhar coal program, where programs are underway to determine coal quality and thickness and the Temuujin copper-gold porphyry project in the South Gobi Mineral Belt. Erdene is well funded with a working capital position of approximately $4.70 million (C$4 million) as of 31 December 2005.

Xstrata File
Number 82-34660

xstrata

NEWS RELEASE

XSTRATA AND AFRICAN RAINBOW MINERALS ESTABLISH A NEW BLACK CONTROLLED COAL COMPANY

Zug, 28 February 2006

Xstrata plc ("Xstrata") announces that it has concluded an agreement with African Rainbow Minerals Limited ("ARM"), to establish a new black controlled company, ARM Coal, to be 51% owned by ARM and 49% by Xstrata. The transaction will have a value of ZAR2.4 billion (US$387 million) and introduces meaningful and sustainable black economic participation in Xstrata's South African coal business. ARM is listed on the Johannesburg Stock Exchange and is controlled by historically disadvantaged South Africans (HDSAs). In addition, ARM is in the process of forming a broad-based black economic empowerment trust, which will own 14% of ARM (with a value in excess of ZAR1.1 billion), to enable wider HDSA participation.

The newly established ARM Coal will own a 20% participation share in Xstrata's existing South African coal business, providing it with a significant stake in the thermal coal export and domestic markets, with exposure to some 20 million tonnes of annual production and immediate access to cashflows. In addition, ARM Coal will hold a majority 51% interest in the Goedgevonden project, through a joint venture with Xstrata. This will provide ARM Coal with an effective interest in Xstrata's South African coal business of above 26%.

ARM will contribute ZAR400 million (US$65 million) in cash for its 51% shareholding in ARM Coal. Xstrata is facilitating ARM Coal's entry by funding the acquisition of 51% of the Goedgevonden project and providing all the funding required to commission this project. Xstrata's funding, including debt allocated to the existing South African coal business, will be on preferential terms through the use of interest and capital repayment holidays. Notwithstanding this debt, ARM Coal will receive a proportion of the cash flows, providing immediate access to cash for ARM Coal's shareholders, with the balance used to repay debt.

ARM will appoint the majority of ARM Coal directors and the majority of representatives on the Goedgevonden joint venture management committee, in line with its majority interests. Xstrata will manage the Goedgevonden Project on behalf of the joint venture. Xstrata's existing operations will be managed through a supervisory committee consisting of two ARM Coal representatives, appointed by ARM, and four Xstrata representatives

Xstrata completed a feasibility study into the Goedgevonden Project in September 2005, which confirmed the potential of the project to produce approximately 3.2 million additional tonnes of export thermal coal per annum, together with approximately 3.4 million tonnes of domestic thermal generation supply capacity. Project funding is expected to peak at approximately

ZAR2.3 billion (US$376 million), with construction anticipated to commence during 2006. ARM Coal will apply for additional export capacity for the Goedgevonden project in the revised Phase V expansion of Richards Bay Coal Terminal.

ARM and Xstrata intend to strengthen their business relationship further through the assessment and pursuit of opportunities in a range of commodities in Africa.

Mick Davis, Xstrata Chief Executive said: "The establishment of ARM Coal will result in the creation of a significant, empowerment coal company, enabling direct HDSA participation in ownership of and management representation in Xstrata's South African coal business. This continues the significant progress made by Xstrata Coal towards transforming its business in accordance with all facets of the Mineral Development Act and the Mining Charter. Importantly, ARM Coal provides both Xstrata and ARM with an alliance through which existing and future growth opportunities in Africa can be pursued."

Patrice Motsepe, Executive Chairman of ARM: "We are delighted that ARM Coal will create a strategic partnership for ARM with one of the three largest coal exporters in South Africa, providing significant exposure to a portfolio of quality coal assets and a controlling stake in a major export project, through the Goedgevonden project. Our partnership with Xstrata is an exciting development and establishes a basis for long-term co-operation for further investment in the South African and African minerals industries."

The transaction is subject to regulatory approvals and is expected to complete in mid 2006. Following completion, Xstrata Coal Marketing AG will continue to market all export coal produced by Xstrata's existing operations and the Goedgevonden joint venture.

To enhance ARM's participation in the South African coal industry, Xstrata has agreed to grant ARM an option to increase its participation in Xstrata's South African coal business by up to a further 10%, resulting in total HDSA control of 36% of Xstrata's South African coal business.
ends

Xstrata contacts

Hilary Wilson
Telephone +61 2 9253 6748
Mobile + 61 409 700205
Email hwilson@xstratacoal.com

Claire Divver
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cdivver@xstrata.com

Brigitte Mattenberger
Telephone +41 41 726 6071
Mobile +41 793 811 823
Email bmattenberger@xstrata.com

www.xstrata.com

Investment Bank to Xstrata
Standard Bank

Financial adviser to ARM
Deutsche Bank

Attorneys to Xstrata
Werksmans Inc.

Attorneys to ARM
Bowman Gilfillan

Notes to editors

Xstrata Coal is one of the world's largest producers of export thermal coal and the third largest exporter of thermal coal from South Africa, producing almost 20% of all thermal coal exported. Headquartered in Sydney, Australia, Xstrata Coal has interests in 32 operating coal mines, 13 of which are located in South Africa. Xstrata Coal is the largest of the commodity businesses within Xstrata plc, a major global diversified mining company, listed on the London and Swiss stock exchanges with a market capitalisation in excess of US$18 billion. Xstrata employs some 26,000 people (including contractors) worldwide.

ARM Limited is a black-controlled, niche-diversified mining company owned by African Rainbow Minerals and Exploration Investments (Proprietary) Limited. A Broad Based Black Economic Empowerment Trust is being established which is anticipated to result in 56.9% of ARM being HDSA-controlled. ARM is listed on the Johannesburg Stock Exchange with a market capitalisation of around ZAR8 billion.

JOINT MEDIA RELEASE

XSTRATA ALLOYS AND KAGISO TRUST INVESTMENTS FORM A BLACK ECONOMIC EMPOWERMENT PARTNERSHIP IN THE MOTOTOLO JOINT VENTURE

Johannesburg, 28 February 2006

Xstrata Alloys ("Xstrata") and Kagiso Trust Investments ("Kagiso") announce an agreement to form a black economic empowerment partnership in respect of Xstrata's 50% interest in the Mototolo Joint Venture ("the Mototolo JV" or "the JV") with Anglo Platinum. The Mototolo JV was established in October 2005 and involves the development of a platinum group metals (PGM) mine and concentrator on the Eastern Limb of the Bushveld Complex in Mpumalanga, South Africa.

Construction of the Mototolo project began in the second half of 2005, with total capital expenditure estimated at ZAR1.35 billion (approximately US$210 million). The project is expected to produce approximately 132,000 ounces of platinum and 82,000 ounces of palladium in concentrate per annum, and is progressing within budget and on track to produce initial PGM ounces in the last quarter of 2006, reaching full production in the third quarter of 2007.

The agreement between Xstrata and Kagiso will introduce meaningful black ownership of and management participation in Xstrata's share of the Mototolo JV, in line with the intentions outlined by Anglo Platinum and Xstrata at the JV's inception. Kagiso will acquire 26% of Xstrata's 50% interest, resulting in Kagiso owning a fully participative 13% interest in the earnings from the Mototolo JV, in return for funding its proportionate share of the total capital expenditure required for the project.

Xstrata will retain an effective 37% interest in the Mototolo JV and will establish a joint Steering Committee with Kagiso, comprising two Kagiso representatives and three Xstrata representatives, to manage and jointly vote the two companies' combined 50% interest in the JV. The Steering Committee will also represent the partners on the Mototolo JV Executive Committee. On finalisation, Kagiso's participation will be effective retrospectively from the inception of the Mototolo JV.

The partnership between Xstrata and Kagiso will realise benefits for both parties, through the combination of each partner's respective areas of expertise. Kagiso's strong record in the management of its investment portfolio to date, together with the depth and breadth of its management expertise, is anticipated to make a significant contribution to the strategic development of the Mototolo JV, while Xstrata's experience of operating and managing mining and metals operations will facilitate knowledge and skills transfer, to promote genuine empowerment in the mining industry.

Xstrata File
Number 82-34660

xstrata
coal

NEWS RELEASE

XSTRATA COAL TAKES EQUITY STAKE TO EXPLORE OPPORTUNITIES IN MONGOLIA

Sydney, 15 February 2006

Xstrata Coal has entered into an alliance agreement with Erdene Gold Inc. ("Erdene") of Halifax, Nova Scotia, which allows Xstrata Coal the first option to enter into a joint venture and earn a 75% interest in coal opportunities identified by Erdene in Mongolia. Erdene is a diversified mineral exploration company with a significant profile in Mongolia and a large number of exploration projects in the country, which include both coal and base metals.

Through this agreement, Xstrata Coal will have access to Erdene projects and share with Erdene its extensive knowledge of coal project feasibility, development and operations to jointly pursue development opportunities. Whilst this agreement is focussed on the joint development of metallurgical and thermal coal projects, Xstrata will also have the right to participate in other mineral development opportunities with Erdene.

Due to its proximity to China and its growing demand for commodities, the extensive minerals deposits in Mongolia are expected to be rapidly developed in the coming years. To foster development of their deposits by international mining companies, the Government of Mongolia has adopted mining legislation similar to that of Australia.

Xstrata Coal Chief Executive Peter Coates said today, "China's demand for coal is expected to remain high for the foreseeable future. Mongolia's largely untapped coal resources, its proximity to China and the government's adoption of western mining legislation make pursuit of coal resource development opportunities in Mongolia a logical step.

"Xstrata Coal's new alliance with Erdene provides Xstrata access to Erdene's portfolio of projects in Mongolia while sharing with Erdene our management expertise in developing and operating highly successful mines," Coates added.

The transaction is expected to close 16 February 2006 subject to the execution of documentation and regulatory approvals.

Ends

For further information

Hilary Wilson

Telephone	+61 2 9253 6789
Cell	+61 409 700 205
Email	hwilson@xstratacoal.com

xstrata
coal

Notes to Editors:

Xstrata Coal is amongst the world's leading exporters of thermal coal, the largest exporter of thermal coal in Australia, and the fifth largest producer of hard coking coal in the world, producing both premium quality hard coking coal and semi-soft coal. Headquartered in Sydney, Australia, Xstrata Coal has interests in over 30 operating coal mines. Thermal coal is used in power generation, while coking coal is used mainly in the production of steel and other industrial applications. Xstrata Coal is the largest of the commodity businesses within Xstrata plc, a major global diversified mining company, listed on the London and Swiss stock exchanges and employing some 24,000 people (including contractors) worldwide.

Erdene Gold Inc. is a diversified metals exploration company headquartered in Nova Scotia, Canada and focussed on Mongolia with over 20 mineral exploration projects that include 71 licenses and cover approximately four million acres. Significant projects include the ZUUN Mod molybdenum-copper project, the Central Basin Uranium Projects (International Uranium Corporation Joint Venture), the Ikh Tal-Erdenet Mine copper exploration program where high priority targets have been identified adjacent to Mongolia's largest mining complex, the Tsenkher Gol Gold project targeting a granite hosted disseminated gold target, the Galhar coal program, where programs are underway to determine coal quality and thickness and the Temuujin copper-gold porphyry project in the South Gobi Mineral Belt. Erdene is well funded with a working capital position of approximately $4.70 million (C$4 million) as of 31 December 2005.

NEWS RELEASE

XSTRATA AND AFRICAN RAINBOW MINERALS ESTABLISH A NEW BLACK CONTROLLED COAL COMPANY

Zug, 28 February 2006

Xstrata plc ("Xstrata") announces that it has concluded an agreement with African Rainbow Minerals Limited ("ARM"), to establish a new black controlled company, ARM Coal, to be 51% owned by ARM and 49% by Xstrata. The transaction will have a value of ZAR2.4 billion (US$387 million) and introduces meaningful and sustainable black economic participation in Xstrata's South African coal business. ARM is listed on the Johannesburg Stock Exchange and is controlled by historically disadvantaged South Africans (HDSAs). In addition, ARM is in the process of forming a broad-based black economic empowerment trust, which will own 14% of ARM (with a value in excess of ZAR1.1 billion), to enable wider HDSA participation.

The newly established ARM Coal will own a 20% participation share in Xstrata's existing South African coal business, providing it with a significant stake in the thermal coal export and domestic markets, with exposure to some 20 million tonnes of annual production and immediate access to cashflows. In addition, ARM Coal will hold a majority 51% interest in the Goedgevonden project, through a joint venture with Xstrata. This will provide ARM Coal with an effective interest in Xstrata's South African coal business of above 26%.

ARM will contribute ZAR400 million (US$65 million) in cash for its 51% shareholding in ARM Coal. Xstrata is facilitating ARM Coal's entry by funding the acquisition of 51% of the Goedgevonden project and providing all the funding required to commission this project. Xstrata's funding, including debt allocated to the existing South African coal business, will be on preferential terms through the use of interest and capital repayment holidays. Notwithstanding this debt, ARM Coal will receive a proportion of the cash flows, providing immediate access to cash for ARM Coal's shareholders, with the balance used to repay debt.

ARM will appoint the majority of ARM Coal directors and the majority of representatives on the Goedgevonden joint venture management committee, in line with its majority interests. Xstrata will manage the Goedgevonden Project on behalf of the joint venture. Xstrata's existing operations will be managed through a supervisory committee consisting of two ARM Coal representatives, appointed by ARM, and four Xstrata representatives

Xstrata completed a feasibility study into the Goedgevonden Project in September 2005, which confirmed the potential of the project to produce approximately 3.2 million additional tonnes of export thermal coal per annum, together with approximately 3.4 million tonnes of domestic thermal generation supply capacity. Project funding is expected to peak at approximately

ZAR2.3 billion (US$376 million), with construction anticipated to commence during 2006. ARM Coal will apply for additional export capacity for the Goedgevonden project in the revised Phase V expansion of Richards Bay Coal Terminal.

ARM and Xstrata intend to strengthen their business relationship further through the assessment and pursuit of opportunities in a range of commodities in Africa.

Mick Davis, Xstrata Chief Executive said: "The establishment of ARM Coal will result in the creation of a significant, empowerment coal company, enabling direct HDSA participation in ownership of and management representation in Xstrata's South African coal business. This continues the significant progress made by Xstrata Coal towards transforming its business in accordance with all facets of the Mineral Development Act and the Mining Charter. Importantly, ARM Coal provides both Xstrata and ARM with an alliance through which existing and future growth opportunities in Africa can be pursued."

Patrice Motsepe, Executive Chairman of ARM: "We are delighted that ARM Coal will create a strategic partnership for ARM with one of the three largest coal exporters in South Africa, providing significant exposure to a portfolio of quality coal assets and a controlling stake in a major export project, through the Goedgevonden project. Our partnership with Xstrata is an exciting development and establishes a basis for long-term co-operation for further investment in the South African and African minerals industries."

The transaction is subject to regulatory approvals and is expected to complete in mid 2006. Following completion, Xstrata Coal Marketing AG will continue to market all export coal produced by Xstrata's existing operations and the Goedgevonden joint venture.

To enhance ARM's participation in the South African coal industry, Xstrata has agreed to grant ARM an option to increase its participation in Xstrata's South African coal business by up to a further 10%, resulting in total HDSA control of 36% of Xstrata's South African coal business.
ends

Xstrata contacts

Hilary Wilson
Telephone +61 2 9253 6748
Mobile + 61 409 700205
Email hwilson@xstratacoal.com

Claire Divver
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cdivver@xstrata.com

Brigitte Mattenberger
Telephone +41 41 726 6071
Mobile +41 793 811 823
Email bmattenberger@xstrata.com

www.xstrata.com

Investment Bank to Xstrata
Standard Bank

Financial adviser to ARM
Deutsche Bank

Attorneys to Xstrata
Werksmans Inc.

Attorneys to ARM
Bowman Gilfillan

Notes to editors

Xstrata Coal is one of the world's largest producers of export thermal coal and the third largest exporter of thermal coal from South Africa, producing almost 20% of all thermal coal exported. Headquartered in Sydney, Australia, Xstrata Coal has interests in 32 operating coal mines, 13 of which are located in South Africa. Xstrata Coal is the largest of the commodity businesses within Xstrata plc, a major global diversified mining company, listed on the London and Swiss stock exchanges with a market capitalisation in excess of US$18 billion. Xstrata employs some 26,000 people (including contractors) worldwide.

ARM Limited is a black-controlled, niche-diversified mining company owned by African Rainbow Minerals and Exploration Investments (Proprietary) Limited. A Broad Based Black Economic Empowerment Trust is being established which is anticipated to result in 56.9% of ARM being HDSA-controlled. ARM is listed on the Johannesburg Stock Exchange with a market capitalisation of around ZAR8 billion.

KAGISO Trust Investments

xstrata alloys

JOINT MEDIA RELEASE

XSTRATA ALLOYS AND KAGISO TRUST INVESTMENTS FORM A BLACK ECONOMIC EMPOWERMENT PARTNERSHIP IN THE MOTOTOLO JOINT VENTURE

Johannesburg, 28 February 2006

Xstrata Alloys ("Xstrata") and Kagiso Trust Investments ("Kagiso") announce an agreement to form a black economic empowerment partnership in respect of Xstrata's 50% interest in the Mototolo Joint Venture ("the Mototolo JV" or "the JV") with Anglo Platinum. The Mototolo JV was established in October 2005 and involves the development of a platinum group metals (PGM) mine and concentrator on the Eastern Limb of the Bushveld Complex in Mpumalanga, South Africa.

Construction of the Mototolo project began in the second half of 2005, with total capital expenditure estimated at ZAR1.35 billion (approximately US$210 million). The project is expected to produce approximately 132,000 ounces of platinum and 82,000 ounces of palladium in concentrate per annum, and is progressing within budget and on track to produce initial PGM ounces in the last quarter of 2006, reaching full production in the third quarter of 2007.

The agreement between Xstrata and Kagiso will introduce meaningful black ownership of and management participation in Xstrata's share of the Mototolo JV, in line with the intentions outlined by Anglo Platinum and Xstrata at the JV's inception. Kagiso will acquire 26% of Xstrata's 50% interest, resulting in Kagiso owning a fully participative 13% interest in the earnings from the Mototolo JV, in return for funding its proportionate share of the total capital expenditure required for the project.

Xstrata will retain an effective 37% interest in the Mototolo JV and will establish a joint Steering Committee with Kagiso, comprising two Kagiso representatives and three Xstrata representatives, to manage and jointly vote the two companies' combined 50% interest in the JV. The Steering Committee will also represent the partners on the Mototolo JV Executive Committee. On finalisation, Kagiso's participation will be effective retrospectively from the inception of the Mototolo JV.

The partnership between Xstrata and Kagiso will realise benefits for both parties, through the combination of each partner's respective areas of expertise. Kagiso's strong record in the management of its investment portfolio to date, together with the depth and breadth of its management expertise, is anticipated to make a significant contribution to the strategic development of the Mototolo JV, while Xstrata's experience of operating and managing mining and metals operations will facilitate knowledge and skills transfer, to promote genuine empowerment in the mining industry.



Proposed Acquisition of One Third of Cerrejón

Circular and Notice of Extraordinary General Meeting

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to what action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant, fund manager or other appropriate independent financial adviser, who is authorised under the Financial Services and Markets Act 2000 if you are in the United Kingdom, or from another appropriately authorised independent financial adviser if you are in a territory outside the United Kingdom.

If you sell or have sold or otherwise transferred all of your Ordinary Shares, please forward this document and the accompanying documents to the purchaser or transferee or the stockbroker, bank or other agent through whom the sale or transfer is/was effected for onward transmission to the purchaser or transferee. If you sell or have sold or otherwise transferred only part of your holding of Ordinary Shares, you should retain this document and the accompanying documents.

Rothschild is acting for Xstrata plc and Xstrata (Schweiz) AG and no one else in relation to the Proposed Acquisition and will not be responsible to anyone other than Xstrata plc or Xstrata (Schweiz) AG for providing the protections afforded to clients of Rothschild nor for providing advice in relation to the Proposed Acquisition and/or any other matter referred to in this document.

Capitalised terms have the meanings ascribed to them in the section of this document headed "Definitions and Glossary of Technical Terms". References to times in this document are to British Summer Time unless otherwise stated.

Xstrata plc

(incorporated in England and Wales under the Companies Act 1985, with registered number 4345939)

Proposed Acquisition of One Third of Cerrejón

Circular and Notice of Extraordinary General Meeting

The Proposed Acquisition is conditional, amongst other things, upon the approval of Shareholders at the Extraordinary General Meeting referred to below. **Your attention is drawn to the letter from the Senior Independent Director of Xstrata plc on pages 11 to 15 of this document, which contains a recommendation by Xstrata's Board of Directors that you approve the Proposed Acquisition by voting in favour of the Resolution to be proposed at the Extraordinary General Meeting. You should read this document in its entirety, not rely solely on summarised information and consider whether to vote in favour of the Resolution in light of the information contained in, and incorporated by reference into, this document.**

Notice of an Extraordinary General Meeting of Xstrata, to be held at Congress Center Metalli, Parkhotel Zug, 6300 Zug, Switzerland at 11.00 a.m. (Central European Summer Time) on Thursday, 20 April 2006 is set out at the end of this document. You may also attend the Extraordinary General Meeting at the registered office of the Company, 4th Floor, Panton House, 25/27 Haymarket, London SW1Y 4EN, UK, where a satellite meeting linked by video conference to the Zug meeting will be held concurrently at 10.00 a.m. (British Summer Time).

Shareholders will find enclosed a Form of Proxy for use at the Extraordinary General Meeting. Shareholders are requested to complete and return the Form of Proxy, in accordance with the instructions printed thereon, whether or not they intend to be present at the meeting, so as to be received by the Company's registrars, Computershare Investor Services PLC, PO Box 1075, The Pavilions, Bridgwater Road, Bristol BS99 3FA, UK, as soon as possible but in any event by no later than 10.00 a.m. (British Summer Time) on Tuesday, 18 April 2006. CREST members may also choose to utilise the CREST electronic proxy appointment service in accordance with the procedures set out in the notice convening the Extraordinary General Meeting at the end of this document. The lodging of the Form of Proxy (or the electronic appointment of a proxy) will not preclude Shareholders from attending and voting at the Extraordinary General Meeting, should they so wish.

If you hold Ordinary Shares through the SIS System you will be contacted separately by the Swiss Bank through which you hold Ordinary Shares as to how to participate at the Extraordinary General Meeting.

Certain information in relation to the Xstrata Group has been incorporated by reference into this document. You should refer to the section of this document headed "Relevant Documentation".

No statement in this document is intended as a profit forecast and no statement in this document should be interpreted to mean that earnings per Ordinary Share for the current or future financial years would necessarily match or exceed the historical published earnings per Ordinary Share.

Contents

3 Presentation of Information

6 Expected Timetable of Principal Events

7 Relevant Documentation

9 Part I Letter from the Senior Independent Director

17 Part II Information on Cerrejón

43 Part III Principal Terms of the Proposed Acquisition

47 Part IV The Xstrata Group's Relationship with Glencore

55 Part V Additional Information

60 Definitions and Glossary of Technical Terms

67 Notice of Extraordinary General Meeting

Information on the Enlarged Group

Unless the context otherwise requires, references in this document to the "Enlarged Group" are to Xstrata and its subsidiaries and subsidiary undertakings and, where the context requires, its associated undertakings as constituted immediately following completion of the Proposed Acquisition and therefore such references include the Xstrata Group as enlarged by the Cerrejón Business. Completion of the Proposed Acquisition is subject to a number of conditions which are described in detail in Part III – "Principal Terms of the Proposed Acquisition".

Cautionary note regarding forward-looking statements

This document includes statements that are, or may be deemed to be, "forward-looking statements". These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "anticipates", "expects", "intends", "plans", "goal", "target", "aim", "may", "will", "would", "could" or "should" or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this document and include statements regarding the intentions, beliefs or current expectations of Xstrata or the Xstrata Group concerning, amongst other things, the results of operations, financial condition, liquidity, prospects, growth and strategies of the Xstrata Group, the Enlarged Group and the industries in which they operate.

This document also contains forward-looking statements regarding the Proposed Acquisition, including statements regarding and relating to the expected completion, and the expected timing of completion, of the Proposed Acquisition (which is conditional, amongst other things, upon Shareholder approval and certain third party consents) and potential and/or expected synergies and cost savings available to the Enlarged Group.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future and may be beyond Xstrata's ability to control or predict. Forward-looking statements are not guarantees of future performance. The Xstrata Group's and the Enlarged Group's actual results of operations, financial condition, liquidity, dividend policy and the development of the industries in which it operates may differ materially from the impression created by the forward-looking statements contained in this document. Further, actual developments in relation to the Proposed Acquisition and the expected completion, and timing of completion of, the Proposed Acquisition may differ materially from those contemplated by forward-looking statements depending on certain factors which include, but are not limited to, the risk that Shareholders may not vote in favour of the Resolution, the risk that the Xstrata Group will not be able to obtain the required third party consents on a timely basis or at all, the risk that the Xstrata Group may not realise the anticipated benefits, operational and other synergies and/or cost savings from the Proposed Acquisition and the risk that the Xstrata Group may incur and/or experience unanticipated costs and/or delays or difficulties relating to integration of the Cerrejón Business into the Xstrata Group. In addition, even if the results of operations, financial condition, liquidity and dividend policy of the Xstrata Group and the Enlarged Group (as the case may be), and the development of the industries in which they operate, are consistent with the forward-looking statements contained in this document, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause these differences include, but are not limited to, general economic and business conditions, commodity price volatility, industry trends, competition, changes in government and other regulation, including in relation to the environment, health and safety and taxation, labour relations and work stoppages, changes in political and economic stability, currency fluctuations (including the €/US$, £/US$, A$/US$, ZAR/US$, ARS/US$, CHF/US$ and the Colombian peso/US$ exchange rates), the Xstrata Group's ability to integrate new businesses (including the Cerrejón Business) and recover its reserves or develop new reserves and changes in business strategy or development plans and other risks.

Other than in accordance with its legal or regulatory obligations (including under the Listing Rules and the Disclosure Rules), Xstrata does not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

Presentation of financial information

Unless otherwise indicated, financial information for the Xstrata Group in this document is presented in US dollars and has been prepared in accordance with International Financial Reporting Standards, or IFRS. Unless otherwise indicated, financial information for Cerrejón in this document is presented in US dollars and has been prepared in accordance with IFRS.

EBITDA represents, when used in relation to the Xstrata Group, operating profit or loss from continuing operations before interest, taxation, depreciation and amortisation or, when used in relation to Cerrejón, earnings before interest, taxation, depreciation and amortisation. Although neither IFRS nor UK GAAP (in accordance with which Xstrata previously presented its financial information) defines the measure EBITDA, it is a measure which is widely used in the natural resources sector to evaluate a company's operating performance. Nevertheless, EBITDA should not be considered in isolation or as a substitute for operating profit, cash flows from operating activities or any other measure for determining Xstrata's operating performance or liquidity that is calculated in accordance with IFRS or UK GAAP or Cerrejón's operating performance or liquidity that is calculated in accordance with IFRS. As EBITDA is not a measure of performance defined by IFRS or UK GAAP, it may not be comparable to similarly titled measures employed by other companies.

Currencies

In this document, references to "ARS" are to the lawful currency of Argentina, "A$" are to the lawful currency of Australia, references to "Colombian pesos" or "Colombian Pesos" are to the lawful currency of Colombia, references to "Euro", or "€" are to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty establishing the European Community, as amended, references to "ZAR" are to the lawful currency of South Africa, references to "CHF" are to the lawful currency of Switzerland, references to "£" are to the lawful currency of the United Kingdom and references to "US dollars", "US Dollars", "US$" or "cents" are to the lawful currency of the United States.

Unless otherwise indicated the financial information contained in this document has been presented in US dollars. In addition, solely for convenience, this document contains translations of relevant currencies to US dollars. These translations should not be construed as representations that the relevant currency could be converted into US dollars at the rate used or at any other rate.

Ore reserve and mineral resource reporting – basis of preparation

Ore reserves and mineral resources information reported in this document in respect of Cerrejón has been compiled in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the "JORC Code"), December 2004 edition and is reported as at 30 June 2005.

The JORC Code recognises a fundamental distinction between mineral resources and ore reserves. Mineral resources are based on mineral occurrences quantified on the basis of geological data and an assumed cut-off grade, and are divided into "measured", "indicated" and "inferred" categories reflecting decreasing confidence in geological and grade continuity. Generally, explicit allowances for dilution or for losses during mining are not included in the estimates, but the reporting of mineral resources carries the implication that there are reasonable prospects for eventual economic extraction. Mineral resources may therefore be viewed as the estimation stage prior to the application of more stringent economic criteria for ore reserve definition, such as a rigorously defined cut-off grade and mine design outlines, along with allowances for dilution and losses during mining. Under this system of reporting, it is common practice for companies to include in the mineral resource category material with a reasonable expectation of conversion to ore reserves, but for which the required detailed engineering, economic and other studies have not yet been undertaken.

Ore reserves as defined by the JORC Code are designated as "proved" and "probable" and are derived from the corresponding measured and indicated resource estimates by including allowances for dilution and losses during mining. It is an explicitly stated further requirement that other modifying economic, mining, metallurgical, marketing, legal, environmental, social and governmental factors also be taken into account. Reporting conventions that may be adopted are to report mineral resource estimates inclusively, including those measured and indicated resources modified to produce the ore reserves, or to report as additional mineral resources only those portions which have not contributed to conversion to ore reserves. In this document, reserves are a subset of resources and are included in resource estimates.

Ore reserve and mineral resource information in this document is based on information compiled by Competent Persons (as defined in and required by the JORC Code).

Relevant definitions from the December 2004 edition of the JORC Code and certain other definitions can be found in the section of this document headed "Definitions and Glossary of Technical Terms".

Cost curve

This document contains reference to a "cost curve" in relation to Cerrejón. A cost curve is a graphic representation in which the total production volume of a given commodity across the relevant industry is arranged on the basis of average unit costs of production from lowest to highest to permit comparisons of the relative cost positions of particular production sites, individual producers or groups of producers across the world or within a given country or region. Generally, a producer's position on a cost curve is described in terms of the particular percentile or quartile in which the production of a given plant or producer or group of producers appears.

The cost curve referred to in this document has been obtained by Xstrata from Barlow Jonker, an independent industry analyst with recognised experience in constructing cost curves for coal. To construct cost curves, industry analysts compile information from a variety of sources, including reports made available by producers, site visits, personal contacts and trade publications. Although producers may participate to some extent in the process through which cost curves are constructed, they are typically unwilling to validate cost analyses directly because of commercial sensitivities. Inevitably, assumptions must be made by the analyst with respect to data that such analyst is unable to obtain and judgement must be brought to bear in the case of virtually all data, however obtained. In addition, the time required to produce cost curves means that even the most recent available examples will be unable to take account of recent developments. Costs data for specific producers may be based on costs incurred by the producers over their respective accounting years; while the independent analysts may attempt to adjust cost data to apply to calendar years, discrepancies may result from such adjustments and, to the extent accounting years differ from calendar years, the direct comparability of costs data may be limited. The cost curve referred to in this document reflects direct cash costs of production only, and excludes non-cash or indirect costs such as depreciation, interest and unrelated overhead expenses and costs relating specifically to marketing and export. Delivery costs reflect estimates for each producer to accepted selling points based on actual sales. They include estimates for all costs involved in delivery, including freight, insurance, warehousing and financing costs as well as sales commissions. Moreover, all cost curves embody a number of significant assumptions with respect to exchange rates and other variables. In summary, the manner in which cost curves are constructed means that they have a number of significant inherent limitations.

In certain cases, cost curves produced by more than one reputable industry analyst may exist with regard to a specific commodity. The methodologies employed and conclusions reached by such analysts may differ. Moreover, the reliability of any given cost curve may be difficult to assess, as the accuracy of the data, and the reasonableness of the assumptions on which it has been based, usually cannot be tested directly. Particular producers are, however, in a position to validate the accuracy of the presentation with respect to their own costs, which can provide a useful indication of the reliability of a cost curve overall and, notwithstanding their shortcomings, independently produced cost curves are widely used in the industries in which the Xstrata Group and Cerrejón operate.

Rounding

Certain figures included in this document have been subject to rounding adjustments. Accordingly, discrepancies in tables between the totals and the sums of the relevant amounts are due to rounding.

Expected Timetable of Principal Events

Expected latest time and date for receipt of Forms of Proxy and receipt of electronic proxy appointments via the CREST system	**10.00 a.m. (11.00 a.m. Central European Summer Time) on Tuesday, 18 April 2006**
Extraordinary General Meeting	**10.00 a.m. (11.00 a.m. Central European Summer Time) on Thursday, 20 April 2006**
Completion of the Proposed Acquisition	**expected to be by Friday, 28 April 2006**

References to times in this document are to British Summer Time unless otherwise stated.

Relevant Documentation

The following documentation, which was sent to Shareholders at the relevant time and/or is available as described below, contains information which is relevant to the Proposed Acquisition:

1. Annual Reports and Accounts for the two financial years ended 31 December 2003 and 2004

   These contain the audited consolidated financial statements of Xstrata for the financial years ended 31 December 2003 and 31 December 2004 prepared in accordance with UK GAAP and the audit reports in respect of each such year.

2. Interim Report for the six months ended 30 June 2005

   This contains the unaudited consolidated financial statements of Xstrata for the six months ended 30 June 2005, and, for comparative purposes, the six months ended 30 June 2004, prepared in accordance with IFRS.

3. Preliminary Results Announcement for the financial year ended 31 December 2005

   This contains the unaudited consolidated financial statements of Xstrata for the financial year ended 31 December 2005, and, for comparative purposes, the financial year ended 31 December 2004, prepared in accordance with IFRS.

The following sections of the Annual Reports and Accounts and the Interim Report are incorporated by reference into this Circular so as to provide information in respect of related party transactions between the Xstrata Group and Glencore:

Information incorporated by reference into this Circular	**Destination of incorporation**	**Page number in this Circular**
Annual Report and Accounts 2003 (pages 149 to 151 inclusive) – Note 27 (Related Party Transactions) to the consolidated financial statements of Xstrata for the financial year ended 31 December 2003	Paragraph 4 of Part IV – "The Xstrata Group's Relationship with Glencore – Related party transactions"	53
Annual Report and Accounts 2004 (pages 145 to 148 inclusive) – Note 27 (Related Party Transactions) to the consolidated financial statements of Xstrata for the financial year ended 31 December 2004	Paragraph 4 of Part IV – "The Xstrata Group's Relationship with Glencore – Related party transactions"	53
Interim Report 2005 (page 90) – Note 24 (Related Parties) to the consolidated financial statements of Xstrata for the six month period ended 30 June 2005	Paragraph 4 of Part IV – "The Xstrata Group's Relationship with Glencore – Related party transactions"	53

Copies of the above documents are available:

(a) on the Company's website (www.xstrata.com). Except to the extent expressly set out above in this section "Relevant Documentation", neither the content of the Company's website (or any other website) nor the content of any website accessible from hyperlinks on the Company's website (or any other website) is incorporated into, or forms part of, this document; and

(b) as provided in paragraph 6 of Part V – "Additional Information – Documents available for inspection" of this document.

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Part I
Letter from the Senior Independent Director

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Letter from the Senior Independent Director

Xstrata plc

Registered office:
4th Floor, Panton House,
25/27 Haymarket,
London SW1Y 4EN,
United Kingdom
Tel: +44 20 7968 2800
Head office:
Bahnhofstrasse 2,
6301 Zug,
Switzerland
Tel: +41 41 726 6070

Directors:
Willy Strothotte (Chairman)*†
David Rough (Senior Independent Director and Deputy Chairman)*
Michael Davis (Chief Executive)
Trevor Reid (Chief Financial Officer)
Santiago Zaldumbide (Executive Director)
Ivan Glasenberg*†
Paul Hazen*
David Issroff*†
Robert MacDonnell*
Sir Steve Robson CB*
Dr Fred Roux*
Ian Strachan*

*Non-Executive Director
†Glencore International Nominee: see Part IV – "The Xstrata Group's Relationship with Glencore"

23 March 2006

To Shareholders and, for information only, to participants in the Xstrata Share Schemes

Dear Shareholder,

Proposed Acquisition of One Third of Cerrejón

1. Introduction and overview

Xstrata announced on 1 March 2006 the proposed acquisition of 33⅓% of the Cerrejón thermal coal operation in Colombia, from Glencore International AG ("Glencore International"), for a consideration of US$1.7 billion, to be satisfied in cash on completion of the acquisition. The Cerrejón Business being acquired has no external indebtedness.

Cerrejón is a privately-owned, independently-managed joint venture in which each of BHP Billiton, Anglo American and Glencore International owns a one third stake. Cerrejón is one of the largest and lowest-cost export open pit coal mining operations in the world, with a saleable reserve base in excess of 900 Mt.

Since Xstrata's substantial shareholder, Glencore International, and Glencore International's wholly-owned subsidiary, Seez Trading, are the vendors of the Cerrejón Business, the Proposed Acquisition is a related party transaction for the purposes of the Listing Rules. The Proposed Acquisition is therefore conditional, amongst other things, upon the approval of Xstrata Shareholders. In accordance with the Listing Rules, Glencore International will not vote on the Resolution to be proposed at the Extraordinary General Meeting to consider the Proposed Acquisition and each of it and Seez Trading has undertaken to take all reasonable steps to ensure that its respective associates will not vote on the Resolution. Details of the Xstrata Group's relationship with Glencore are set out in Part IV of this document.

I am writing this letter to you in my capacity as Senior Independent Director and Deputy Chairman because Mr. Strothotte, as a director of Glencore International, has not, in accordance with the Listing Rules, taken part in the Board's consideration of the Proposed Acquisition.

In accordance with the terms of Xstrata's independently-managed equity capital management programme (the "ECMP"), Batiss, which holds approximately 4.55% of Xstrata's issued Ordinary Shares under the ECMP, will not exercise the voting rights attaching to the Ordinary Shares held by it at the Extraordinary General Meeting. Xstrata has received from Credit Suisse Securities (Europe) Limited ("CSSEL") an irrevocable undertaking to vote in favour of the Proposed Acquisition. This undertaking is given in respect of 151,560,600 Ordinary Shares representing approximately 23.39% of Xstrata's issued share Ordinary Shares (or approximately 29.29% excluding the Ordinary Shares held by Glencore International and Batiss).

The Proposed Acquisition will be financed through new bank debt facilities.

The purpose of this document is to provide you with details of, the background to and the reasons for, the Proposed Acquisition, to explain why the Board of Directors believes that the Proposed Acquisition is in the best interests of the Company and its Shareholders as a whole and to seek your approval for the Proposed Acquisition. A notice convening an Extraordinary General Meeting of the Company at which the Resolution is to be proposed is set out at the end of this document.

2. Information on Cerrejón

Cerrejón is a privately-owned, independently-managed joint venture, in which each of BHP Billiton, Anglo American and Glencore International has a one third indirect interest.

Cerrejón is one of the largest and lowest-cost export open pit coal mining operations in the world, with a saleable reserve base in excess of 900 Mt. The business is involved in the exploration, production, transportation and shipment of high-grade thermal coal, mined at Cerrejón's deposits, to markets principally in Europe and the Americas. Cerrejón is located in North-Eastern Colombia, ideally positioned to supply the growing US import market from its own dedicated rail and port facilities. Total current infrastructure capacity is estimated to be approximately 29 Mtpa and, in 2005, Cerrejón produced approximately 26 Mt of export thermal coal predominately for the European and United States power generation markets.

Cerrejón is ranked in the lowest cost quartile among major export coal producers worldwide. The high quality thermal coal exported from Cerrejón is attractive to the US power generation market due to its low ash content, low sulphur dioxide emissions profile and high calorific value. Declining production, infrastructure and regulatory constraints facing some domestic US producers offer further opportunities for Cerrejón to grow its share of the fast-growing US import market for thermal coal. The US Energy Information Administration predicts that demand from US coal-fired plants will increase by 110 Mt over the next 10 years. In addition, the low-cost nature of the Cerrejón operations and the freight advantage that Colombia enjoys over South Africa are competitive advantages in the major European market.

In May 2005, a feasibility study was completed for an expansion of the mine's infrastructure capacity from 29 Mtpa to 32 Mtpa at an estimated capital cost of approximately US$127.5 million. The expansion was approved in July 2005 by the current shareholders of Cerrejón and is underway, with completion scheduled for 2008. Work has commenced on feasibility studies to expand the coal production and export capacity beyond 32 Mtpa. Such expansion would aim to exploit the existing extensive reserve base to take advantage of growing demand for import coal in Europe and the United States and would require further capital expenditure for mining equipment, transport and other infrastructure.

The book value of the gross assets of the entire Cerrejón operation (including each of the three current joint venture parties' stakes) as at 31 December 2004 was US$1,581.8 million and as at 31 December 2005 was US$1,814.4 million (giving figures attributable to Glencore's 33⅓% stake in Cerrejón of approximately US$527.3 million and approximately US$604.8 million, respectively). In the 12 months ended 31 December 2004, the entire Cerrejón operation recorded combined consolidated EBITDA (before non-operating income/expense) of US$628.8 million and, in the 12 months ended 31 December 2005, the entire Cerrejón operation recorded combined consolidated EBITDA of US$726.9 million (giving figures attributable to Glencore's 33⅓% stake in Cerrejón of approximately US$209.6 million and US$242.3 million, respectively). The Cerrejón financial information presented above has been extracted without material adjustment from, or is based upon, audited accounts prepared under IFRS as at and for the 12 months ended 31 December 2004 and unaudited management accounts as at and for the 12 months ended 31 December 2005.

Following completion of the Proposed Acquisition, Xstrata intends to consolidate its interests in Cerrejón on a proportionate basis.

Further information, including financial information, on Cerrejón is set out in Part II of this document.

3. Background to and benefits of the Proposed Acquisition

The acquisition of Glencore's one third stake in Cerrejón will provide Xstrata with a meaningful interest in one of the world's largest export open pit coal mining operations and one of the lowest-cost producers of export thermal coal supplied to the important Atlantic market.

The Directors believe that the Proposed Acquisition will be immediately earnings and cash flow accretive and will add significant value to the Xstrata Group by providing:

- an outstanding resource base with significant potential to grow the operation's capacity through low-cost, low-risk, incremental brownfield expansions;
- a highly cost competitive operation that is ranked in the lowest quartile among major export producers of coal worldwide and access to its own dedicated rail and port facilities;
- an important new producing region to complement the Xstrata Group's existing thermal coal operations in Australia and South Africa, providing greater geographic diversification and enabling Xstrata's coal business to offer a range of products to customers in the Atlantic and Pacific regions;
- a competitive entry to the high growth United States import market for thermal coal;
- an enhanced competitive position in supplying the important European market, due to Cerrejón's position among the lowest-cost Atlantic producers and the freight advantage that Colombia enjoys over South Africa;
- a significant opportunity to grow market share to supply the United States by exploiting Cerrejón's highly cost competitive position, production capacity and high quality, low sulphur product to take advantage of declining production by, and infrastructure and regulatory constraints facing, some domestic US producers; and
- access to a proven operation with capable management and a strong operational and financial track record of managing this large scale integrated operation.

The total consideration payable by the Purchasers in respect of the Proposed Acquisition is US$1,712 million, which includes an agreed amount of US$12 million in respect of the value of the excess net assets of the Cerrejón Business as at the Effective Date over the Purchasers' target net asset value of the Cerrejón Business. The Cerrejón Business has no external indebtedness. Xstrata expects that following the Proposed Acquisition the Enlarged Group will continue to have an investment grade credit rating.

The Cerrejón business is independently managed. If the Proposed Acquisition proceeds, Xstrata will seek active participation in the Shareholders Committee, the Technical and Operations Committee, the Finance Committee and the Geological Committee of Cerrejón and the Management Review Committee of CMC Coal Marketing Company Limited, in addition to taking up its rights to nominate candidates for senior management roles. The Xstrata Group's management of its participation in Cerrejón will be integrated with Xstrata's existing global coal business, headquartered in Sydney, Australia.

Xstrata estimates that, if the Proposed Acquisition had become effective on 1 January 2005, almost half of the Enlarged Group's EBITDA for the year ended 31 December 2005 would have been generated from the Xstrata Group's coal business, approximately one third from the copper business and around one tenth from the alloys business, with the remaining portion derived from a variety of other commodities within the portfolio.

Xstrata also estimates that, if the Proposed Acquisition had become effective on 1 January 2005, just over half of the Enlarged Group's EBITDA for the year ended 31 December 2005 would have been generated from Australasia,

approximately a quarter from the Americas and almost one fifth from Africa, with the remaining portion derived from other geographical regions.

4. Principal terms of the Proposed Acquisition

Pursuant to the Acquisition Agreement the Vendors have conditionally agreed to sell and the Purchasers have agreed to buy Glencore International's 33⅓% indirect interest in Cerrejón for an aggregate consideration of US$1,712 million, which includes an agreed amount of US$12 million in respect of the value of the excess net assets of the Cerrejón Business as at the Effective Date over the Purchasers' target net asset value of the Cerrejón Business. The Cerrejón Business has no external indebtedness.

Closing of the Proposed Acquisition is conditional upon the satisfaction or waiver of each of the following conditions: (i) the passing of the Resolution; (ii) certain third party consents and members of the Xstrata Group entering into certain agreements with the other Cerrejón shareholders, in each case, as required under the new shareholders' agreements in respect of Cerrejón; and (iii) the consent of the Bermuda Monetary Authority.

A summary of the principal terms of the Proposed Acquisition and the Acquisition Agreement is set out in Part III – "Principal Terms of the Proposed Acquisition".

5. Irrevocable undertaking

Under the Irrevocable Undertaking Agreement, CSSEL has irrevocably undertaken to vote in favour of the Resolution at the EGM. This undertaking is given in respect of 151,560,600 Ordinary Shares representing approximately 23.39% of Xstrata's issued Ordinary Shares (or approximately 29.29% excluding the Ordinary Shares held by Glencore International, which, in accordance with the Listing Rules, will not exercise the voting rights attaching to the Ordinary Shares held by it at the EGM and excluding the Ordinary Shares held by Batiss, which, in accordance with the ECMP, will not exercise the voting rights attaching to the Ordinary Shares held by it at the EGM).

6. Update on Xstrata's performance, current trading and prospects

Xstrata announced its preliminary results for the year ended 31 December 2005 on 1 March 2006. The detailed Preliminary Results Announcement, providing updated financial and operating performance data and commentary, was issued at that time. Since the issue of the Preliminary Results Announcement, there has been no material change in the current trading and prospects of the Xstrata Group and Xstrata continues to believe that the outlook for 2006 is very encouraging.

For the year ended 31 December 2005, Xstrata's consolidated attributable profit was US$1,706.4 million on consolidated revenue of US$8,049.8 million, compared with US$1,067.1 million and US$6,462.4 million for the year ended 31 December 2004. As of 31 December 2005, Xstrata's consolidated net assets were US$8,137.2 million, compared with US$7,325.2 million at 31 December 2004. The above financial information is presented on an IFRS basis and extracted from the unaudited Preliminary Results Announcement.

7. Extraordinary General Meeting

As a consequence of the Proposed Acquisition being a related party transaction for the purposes of the Listing Rules, it is conditional, amongst other things, upon the approval of Shareholders in general meeting. **A notice convening an extraordinary general meeting of the Company to be held at Congress Center Metalli, Parkhotel Zug, 6300 Zug, Switzerland at 11.00 a.m. (Central European Summer Time) on Thursday, 20 April 2006 is set out at the end of this document.** You may also attend the Extraordinary General Meeting at the registered office of the Company, 4th Floor, Panton House, 25/27 Haymarket, London SW1Y 4EN, UK, where a satellite meeting linked by video conference to the Zug meeting will be held concurrently at 10.00 a.m. (British Summer Time). A Form of Proxy to be used in connection with the Extraordinary General Meeting is enclosed with this document. The purpose of the Extraordinary General Meeting is to seek Shareholders' approval of the Resolution set out in the EGM Notice.

The Resolution to approve the Proposed Acquisition will be proposed as an ordinary resolution and, being an ordinary resolution, it will be decided on a show of hands unless a poll is demanded in a manner permitted by the Company's Articles of Association. On a show of hands, each member present in person or by proxy has one vote. The passing of the Resolution requires a majority of the votes cast.

As the Proposed Acquisition is a related party transaction for the purposes of the Listing Rules, in accordance with the Listing Rules, Glencore International will not vote on the Resolution and each of it and Seez Trading has undertaken to take all reasonable steps to ensure that its respective associates will not vote on that Resolution. In accordance with the ECMP, Batiss will not exercise the voting rights attaching to the Ordinary Shares held by it at the EGM.

Only holders of Ordinary Shares may vote at the Extraordinary General Meeting.

8. Action to be taken

You will find enclosed a Form of Proxy for use at the Extraordinary General Meeting. Whether or not you intend to be present at the meeting you are requested to complete the Form of Proxy (in accordance with the instructions printed thereon) and return it to the Company's registrars, Computershare Investor Services PLC, PO Box 1075, The Pavilions, Bridgwater Road, Bristol BS99 3FA, UK as soon as possible but in any event so as to arrive by no later than 10.00 a.m. (British Summer Time) (11.00 a.m. Central European Summer Time) on Tuesday, 18 April 2006.

CREST members may also choose to utilise the CREST electronic proxy appointment service in accordance with the procedures set out in the EGM Notice.

The lodging of the Form of Proxy (or the electronic appointment of a proxy) will not preclude you from attending the meeting and voting in person if you so wish.

9. Further information

Your attention is drawn to the further information contained in Parts II to V of this document.

You are advised to read the whole of this document and not to rely solely on the information in this letter.

10. Recommendation

As the Proposed Acquisition is a related party transaction for the purposes of the Listing Rules, Glencore International will not vote on the Resolution at the EGM and it has undertaken to take all reasonable steps to ensure that its associates will not vote on the Resolution at the EGM. Mr. Strothotte and Mr. Glasenberg, as directors of Glencore International, have not, in accordance with the Listing Rules, taken part in the Board's consideration of the Proposed Acquisition. Mr. Issroff, as a Glencore International Nominee on the Board, also took no part in the Board's consideration of the Proposed Acquisition, in accordance with the terms of the Relationship Agreement between Xstrata and Golf International.

The Board of Directors, which has been so advised by Rothschild, considers that the Proposed Acquisition is fair and reasonable as far as the Shareholders of Xstrata are concerned. In providing its advice to the Board, Rothschild has taken into account the Board's assessments of the commercial merits of the Proposed Acquisition.

The Board of Directors considers that the Proposed Acquisition is in the best interests of the Company and the Shareholders of Xstrata as a whole and, accordingly, recommends Shareholders to vote in favour of the Resolution, as the Directors (other than the Glencore International Nominees) intend to do in respect of their own beneficial shareholdings held at the time of the EGM, amounting to 1,120,696 Ordinary Shares in aggregate at the date of this document, representing approximately 0.17% of the total issued ordinary share capital of the Company.

Yours sincerely

David Rough
Senior Independent Director and Deputy Chairman

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Part II
Information on Cerrejón

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A. Information on the Cerrejón operation

Introduction

The Cerrejón mining operation is a privately-owned, independently-managed joint venture, in which, through wholly-owned subsidiaries, each of BHP Billiton, Anglo American and Glencore International has a one third indirect interest.

Cerrejón is one of the largest and lowest-cost export open pit coal mining operations in the world, with a saleable reserve base in excess of 900 Mt as at 30 June 2005. The business is involved in the exploration, production, transportation and shipment of high-grade thermal coal, mined at Cerrejón's deposits, to markets principally in Europe and the Americas. Located in La Guajira state, in the North-Eastern part of Colombia adjacent to the Venezuelan border, Cerrejón is ideally positioned to supply the import markets of Europe and the Eastern and Gulf Coasts of the United States. Total current infrastructure capacity is estimated to be approximately 29 Mtpa and, in the year ended 31 December 2005, Cerrejón produced approximately 26 Mt of export thermal coal predominately for the European and United States power generation markets.

Cerrejón's coal mining operations are carried on across approximately 69,000 hectares, in which four separate areas are contracted: the North, Central and South Zones, and the Patilla Area. Cerrejón owns an export facility 150 kilometres north-east of the mine on the Caribbean coast at Puerto Bolívar which is connected to the mine by means of a dedicated single-track railway line.

In July 2005, as a result of growing demand in Europe and the Americas, the current joint venture partners approved the progressive expansion of Cerrejón's coal capacity to 32 Mtpa by 2008. The high quality export energy coal is produced from open cut mines utilising traditional truck and shovel methods. Production to meet the approved expansion is intended to be sourced from a number of lease areas, which expire in 2034 with the exception of the Oreganal lease that expires in 2022. The cost of this expansion is forecast to be approximately US$127.5 million in aggregate (or approximately US$42.5 million for each of the joint venture members).

Cerrejón's history

North Zone

In December 1976, an Association Contract was signed between Carbones de Colombia S.A. ("Carbocol"), a Colombian state-owned coal company, and International Colombia Resources Corporation ("Intercor"), an ExxonMobil affiliate, for the development of the Cerrejón North Zone. This contract consists of three phases: Exploration (1977-1980), Construction (1981-1986) and Production (1986-2009). In January 1999, an agreement with the Government of Colombia extended the production phase by 25 years to 2034.

In November 2000, the Colombian Government sold Carbocol's 50% participation in the Cerrejón North Zone Association Contract, to Cerrejón Zona Norte S.A., a consortium made up of subsidiary companies of BHP Billiton, Anglo American and Glencore International. In February 2002, this consortium acquired the remaining 50% participation in the Cerrejón North Zone Association Contract by purchasing Intercor from ExxonMobil. This gave the consortium 100% ownership of the Cerrejón North Zone lease area held through Cerrejón Zona Norte S.A. (50%) and Intercor (50%). Intercor subsequently changed its name to Carbones del Cerrejón LLC ("CDC LLC").

Central Zone

This zone has two contracted areas: the Central Deposit and the Oreganal Deposit.

The Central Deposit (Comunidad de El Cerrejón) has been in production since 1981. After successive contracts with different companies (a Domi Prodeco Auxini consortium, C.I. Prodeco S.A. ("Prodeco"), Carbones del Caribe S.A. and others) it was acquired by Glencore in 1995. In 1995 it was assigned to Carbones del Cerrejón S.A. ("CDC SA") and Anglo American joined the business by acquiring 50% of the shares in CDC SA. In 1998, CDC SA merged with Oreganal S.A. This resulted in CDC SA acquiring the Oreganal Lease and the Rio Tinto group acquiring 33⅓% of the shares of CDC SA. In 2000, the Rio Tinto group's one third interest in CDC SA was acquired by Glencore and Anglo American and onsold to BHP Billiton. In June 2002, a merger agreement (the "2002 Merger Agreement") was signed, pursuant to which all the rights and obligations of CDC SA were transferred to CDC LLC on 27 November 2002.

Patilla Area

In 2001, through a public tender, the Patilla North lease area was assigned from Carbocol to a consortium made up today of CDC LLC and Cerrejón Zona Norte S.A.

South Zone

A large mining contract for the exploration and exploitation of coal regarding the Cerrejón Sur area was entered into on 10 December 1997 between Ecocarbon and the Colombian branches of Anglo American Coal Corporation Limited, Minorco S.A., Xstrata (Schweiz) AG, Rio Tinto plc, Rio Tinto Limited and Oreganal S.A., save for Oreganal S.A. which executed directly as a Colombian company (the "Cerrejón Sur Consortium"). The interest of Ecocarbon was subsequently assigned to a succession of Colombian government entities including Minercol and subsequently Ingeominas. The interest of the Cerrejón Sur Consortium was subsequently assigned to CDC SA and then to CDC LLC pursuant to the 2002 Merger Agreement. This zone is currently at the exploration stage.

The Cerrejón operations

The mine

Cerrejón is one of the largest and lowest-cost export open pit coal mining operations in the world.

Cerrejón's mining operations start with the removal of surface and top soil layers, which are stored for use in rehabilitation. The overburden is drilled, blasted and loaded out utilising mining shovels and a truck fleet. Coal seams are exposed and prepared for mining, loaded and transported in trucks to stockpiles and crushers. Crushed coal is conveyed into two silos for loading onto trains for transport to Puerto Bolívar.

The equipment and machinery used at the Cerrejón mine are among the largest and most modern in the industry. There are also facilities on site for carrying out maintenance of trucks, tractors and scrapers. Other facilities include reconstruction depots, administrative offices and telecommunications systems between mine, railroad, port and Cerrejón's administrative headquarters and support offices.

The railroad

The rail system of 150 kilometres links the mine with the export ocean terminal at Puerto Bolívar on the Caribbean coast. The coal is transported in trains loaded at the silos, through a continuous miner process system. The complete cycle of loading, transportation, unloading at the port and the return of trains to the mine typically takes approximately 12 hours. On average, seven trains are dispatched every working day. Additionally, there is a service train that transports supplies, materials and spare parts. The railroad system is electronically controlled from a central traffic station located at the mine.

Puerto Bolívar

Puerto Bolívar is one of the largest export coal ocean terminals in Latin America. It is located 150 kilometres north of the Cerrejón mine, on the Caribbean coast and receives vessels of up to 175,000 dead weight tonnes, overall length of 300 metres and beam widths of 45 metres. Its navigable channel is 19 metres in depth, 265 metres in width and four kilometres in length.

The main coal facilities at the port are a train unloading station, three stacker-reclaimers, and a lineal shiploader to put the coal into the vessels, at a rate of 4,800 tons per hour.

The port also has a supply pier to receive ships of up to 30,000 tons that arrive with machinery, spare parts, fuel and other materials required for the mining operation.

Support facilities and services

Cerrejón also uses two airports, one at the mine and a second in Puerto Bolívar. There are also administrative headquarters and support offices in the city of Bogotá.

Products and services

The business is involved in the exploration, production, transportation and shipment of high-grade thermal coal, mined at Cerrejón's deposits, to markets principally in Europe and the Americas.

Coal produced at Cerrejón benefits from relatively low ash content (approximately 8.2%), a low sulphur dioxide emissions profile and high calorific value, making it ideal for power generation.

Projects and developments
In May 2005, a feasibility study was completed for an expansion of the mine's infrastructure capacity from 29 Mtpa to 32 Mtpa at an estimated capital cost of approximately US$127.5 million. The expansion was approved in July 2005 by the current shareholders of Cerrejón and is underway, with completion scheduled for 2008. Work has commenced on feasibility studies to expand the coal production and export capacity beyond 32 Mtpa. Such expansion would aim to exploit the existing reserve base to take advantage of growing demand for import coal in Europe and the United States and require further capital expenditure for mining equipment, transport and other infrastructure.

Cost curve
A cost curve provided by Barlow Jonker for 2004/2005 ranks Cerrejón's coal operations, on a weighted average basis, in the first quartile among major export producers of coal worldwide. See the section of this document headed "Presentation of Information – Cost curve".

Competition
The markets in which Cerrejón sells its product are competitive. Competition is largely on the basis of price. Cerrejón competes with numerous suppliers of thermal coal. In addition, increased production capacity from competitors in other countries may increase competition in the markets in which Cerrejón operates.

Cerrejón is one of the largest export thermal coal mines in the world. Significant Atlantic and global export thermal coal competitors, beside its joint venture partners Anglo American and BHP Billiton, are currently Xstrata, Rio Tinto, Drummond (a privately-owned coal producer with operations in Colombia) and coal producers operating in China, Indonesia and Russia.

Details of key individuals important to Cerrejón
The following persons are key individuals important to Cerrejón (and therefore to the Cerrejón Business):

Leon Teicher – President-Elect of Cerrejón
Mr. Teicher, who has an industrial economics degree from Universidad de los Andes of Bogotá and an MBA from Stanford University, will take up the position of President of Cerrejón with effect from 1 May 2006. Mr. Teicher is currently President and Chief Executive Officer of Xeon Technology Corporation, a company that he founded in 1998. Between 1992 and 1997 and between 1985 and 1987, Mr. Teicher worked for Unisys Colombia in Bogotá, ultimately as President and General Manager, having worked between 1988 and 1992 for Unisys Argentina and Uruguay in Buenos Aires and between 1987 and 1988 for Unisys Latin America and Caribbean Group in Boca Raton, Florida. From 1981 to 1987, Mr. Teicher worked for Carbocol in Bogotá, as a member of Carbocol's board of directors between 1986 and 1987 and as Vice President of Marketing and Sales between 1981 and 1985. From 1979 to 1981, Mr. Teicher worked and taught at the Universidad de los Andes university, having previously worked for Ampex Corporation in Redwood City, California.

Alberto Calderón – Former President of Cerrejón
Mr. Calderón, who has a doctorate in economics from Yale University, was the President of Cerrejón between July 2002 and 16 March 2006. Prior to joining Cerrejón, Mr Calderón held various executive, governmental and advisory positions, including: President of Ecopetrol, the Colombian state oil company, from 1999 to 2002; General Director of Public Credit in 1999; Executive Vice President of Investment Banking for Corporación Financiera de Valle from 1997 to 1999; President of the Colombian Natural Gas Association in 1997; Alternate Executive Director of the International Monetary Fund from 1994 to 1997; President of Empresa de Energía de Bogotá from 1992 to 1993; Vice-Minister of Economic Development, Colombia in 1992; Vice-Minister of Education, Colombia in 1991; advisor to the Colombian Minister of Finance, from 1990 to 1991; and Assistant to the Colombian Monetary Board from 1983 to 1986. BHP Billiton, one of the Cerrejón joint venture partners, announced in November 2005 the appointment of Mr. Calderón as President of its Diamonds and Specialty Products division based in London and Mr. Calderón left Cerrejón with effect from 16 March 2006.

Richard Cohen – Finance and Administration Vice President of Cerrejón
Mr. Cohen, who has a degree in business science from the University of Cape Town and is a chartered accountant in South Africa, has been the Finance and Administration Vice President of Cerrejón since January 2001. Mr. Cohen is responsible

for the financial function, procurement and information technology requirements of Cerrejón. Prior to joining Cerrejón, Mr. Cohen held various executive and accountancy positions, including: Financial Manager of Truworths Limited in South Africa from 1998 to 2000; Group Financial Manager of Glass South Africa, from 1995 to 1998; Senior Accountant of Compañía Minera Cerro Colorado in Chile from 1993 to 1994; and Senior Auditor of Price Waterhouse in Chile from 1992 to 1993.

Luis-German Meneses – Operations Vice President of Cerrejón

Mr. Meneses, who has a degree in Computer Sciences from the Universidad Industrial de Santander in Colombia and an MBA from Fairleigh Dickinson University in the United States, has been with Cerrejón for 27 years. Mr. Meneses joined Cerrejón as a systems analyst in 1979 and has worked in the finance, information systems, production, coal handling and human resources areas before being appointed as Operations Vice President in 2001. Mr. Meneses is currently Acting President of Cerrejón following the departure of Mr. Calderón with effect from 16 March 2006 and pending Mr. Teicher becoming President with effect from 1 May 2006.

Howard Gatiss – Chief Executive Officer of CMC Coal Marketing Company Limited

Mr. Gatiss, who has a degree in economics from Cambridge University, joined CMC Coal Marketing Company Limited, which markets coal from Cerrejón, in January 2003. Prior to joining CMC Coal Marketing Company Limited, Mr. Gatiss worked in various businesses, including: as Chief Executive Officer from 2000 to 2003 of Pirelli Power Cables China; as founder in 1997 of BICC, a British cable manufacturer based in China which was acquired by Pirelli in 2000 and integrated with Pirelli Power Cables China; as Chief Executive Officer in Vietnam of Shell's "downstream" businesses, including lubricants, bitumen and chemicals operations; as Marketing Manager in Bogotá and Business Development Manager based in Cartagena with Shell in Colombia; and as an oil trader in London with Shell International.

Litigation and indemnities

As far as Xstrata is aware, except as set out below, Cerrejón is not engaged in any litigation which may have a significant effect on Cerrejón and/or on Cerrejón's financial position or profitability:

- *Unpaid royalties.* There are three separate class actions alleging that two of the Cerrejón Operating Companies have not paid due and proper royalties on the coal they have produced. The combined amount of damages sought is approximately US$107 million (Glencore's share being approximately US$35.7 million);

- *Unpaid 2002 income tax.* The Colombian national tax authority is alleging that one of the Cerrejón Operating Companies owes it an additional US$13.7 million in respect of its 2002 income tax assessment (Glencore's share being approximately US$4.6 million); and

- *Privatisation of Cerrejón Zona Norte.* A number of claims have been made and threatened against Cerrejón Zona Norte and others relating to the sale of the Colombian State's interest in Cerrejón Zona Norte. In three of the claims, the amount of damages sought is estimated to be US$67.7 million (Glencore's share being approximately US$22.6 million); however, the claimant has also requested an alternative declaration of damages of US$1.3 billion (Glencore's share being approximately US$433 million) and a declaration that the privatisation is null and void. In another claim, which is yet to be served on the CB Operating Companies, the amount of damages sought is approximately US$3.4 billion (Glencore's share being approximately US$1.13 billion) and one of the claimants in that claim is seeking an alternative declaration that the privatisation is null and void. In another claim, the amount of damages sought from Cerrejón Zona Norte is approximately US$11 million (Glencore's share being approximately US$3.7 million).

Based on its external legal advice, Cerrejón considers that it is not likely that any liability will result from the above claims and the above claims are being and will be vigorously defended by Cerrejón.

Under the Acquisition Agreement, the Vendors have agreed to indemnify the Purchasers in respect of losses arising out of the claims referred to above. See the section headed "Principal Terms of the Proposed Acquisition – Warranties and Indemnities" in Part III for further details.

The Colombian national tax authority is alleging that Carbones del Cerrejón LLC owes it an aggregate amount of US$42 million in respect of Carbones del Cerrejón LLC's 1996 and 1997 income tax assessments. Carbones del Cerrejón LLC and its shareholders are indemnified in respect of this claim by Exxon Mobil Corporation.

Reserves and resource summary

The table below sets out Cerrejón's total mine reserves and resource summary as at 30 June 2005:

Cerrejón – Reserves and Resources (total mine basis), June 2005

	ROM Reserves		Saleable Reserves [1]		Resources [2]		
	Proved	Probable	Proved	Probable	Measured	Indicated	Inferred
Mt	668	222	677	224	692	230	15

Notes:
[1] Saleable Reserves: As sold basis are reserves adjusted for yield losses in the preparation plant (if applicable) and converted to a saleable moisture basis.
[2] Resources are Total Tons in Situ Resources (TTIS). The resources within a defined optimised pit shell which conform to specific quality and thickness criteria and which have been discounted for geological losses.
Additional resources outside the 32 Mtpa pit shell are not included. Resources in the 32 Mtpa mine plan exclude coal resources underlying the Ranchería River.
The above information was compiled from version 7 of the Cerrejón geological model which was created in 2004 using MINEX software.

Competent Persons:
Reserves: Ian Douglas, Xstrata Coal (AusIMM)
Resources: Kerry Whitby, Managing Director, McElroy Bryan Geological Services Pty Ltd, Consulting Geologists (AusIMM)

B. Financial information on Cerrejón

The financial information relating to Cerrejón presented in this section B has been extracted without material amendment from the audited "pro-forma" combined balance sheet of Cerrejón (for the purposes of this section B of this Part II, the "Cerrejón Group") as of 31 December 2004 and the related "pro-forma" combined statements of income, changes in equity and cash flows for the year then ended. The financial information was prepared in accordance with IFRS and, although the Cerrejón Group is not a legal entity, reflects 100% of the legal entities of the Cerrejón Group.

The combination reflects the activities of the Cerrejón Group as if they had operated as one economic entity during 2004. All significant intercompany transactions and balances between Cerrejón Group enterprises have been eliminated on combination. The following companies are included in the financial statements: Cerrejón Zona Norte SA, Carbones del Cerrejón LLC, CMC Coal Marketing Company Ltd, Transportes de Carbon SA (liquidated in 2004) and Puerto Cerrejón SA (liquidated in 2004).

The management of the Cerrejón Group described the financial information presented below as "pro forma" combined financial statements. The phrase "pro forma" was used as the results of the Cerrejón Group entities were combined (as described above) in the preparation of the financial information as the entities have no common holding company, which would have enabled the preparation of consolidated group financial statements. This financial information does not, therefore, represent pro forma financial information provided to illustrate how a significant gross change arising from a transaction might have affected the assets and liabilities and earnings of any company undertaking a transaction (for the purposes of paragraph 20.2 of Annex I and Annex II of Commission Regulation (EC) No. 809/2004).

Glencore, through three 100%-owned subsidiaries, Tironimus AG, Glencore Cerrejón Limited and Perly Limited, held a 33⅓% interest in each of the entities of the Cerrejón Group represented in the financial statements at 31 December 2004.

It is the intention of Xstrata, following completion of the Proposed Acquisition, to proportionally consolidate the interests in the Cerrejón Group currently held by Glencore.

Deloitte & Touche issued audit reports on the financial statements of the Cerrejón Group for the three years ended 31 December 2002, 31 December 2003 and 31 December 2004. Each such audit report was unqualified. Deloitte & Touche has not authorised or caused the issue of this document and takes no responsibility for any part of this document.

All amounts included in the following financial information table are presented in US dollars unless otherwise indicated.

Cerrejón

Pro-forma combined balance sheet as at 31 December 2004

	Notes	2004 US$000's	2003 US$000's
Assets			
Current assets			
Cash and cash equivalents	5	27,846	17,491
Inventories	6	82,760	98,302
Trade accounts receivable	5	106,882	56,321
Related parties	14,23	19	13,200
Other debtors and prepayments	5	23,857	19,223
Total current assets		241,364	204,537
Non-current assets			
Property, plant and equipment	8	968,973	936,738
Intangible assets	9	358,505	372,304
Other debtors	5	12,910	11,719
Total non-current assets		1,340,388	1,320,761
Total assets		1,581,752	1,525,298

Cerrejón

Pro-forma combined balance sheet as at 31 December 2004

	Notes	2004 US$000's	2003 US$000's
Liabilities and equity			
Current liabilities			
Trade accounts payable	10	53,643	44,772
Income Tax		136,688	12,534
Related parties	23	2,056	57
Other accruals and provisions	11	14,266	9,000
Total current liabilities		206,653	66,363
Non-current liabilities			
Bank loans – due after one year	12	–	121,673
Deferred tax	13	220,307	236,596
Related party loans	14	–	76,423
Land restoration provision	15	21,848	20,252
Total non-current liabilities		242,155	454,944
Total liabilities		448,808	521,307
Capital and reserves			
Share capital	16	238,281	238,709
Share premium	16	7,149	7,149
Members' interest	17	613,183	629,669
Capital contribution	18	1,065	1,065
Retained earnings		273,266	127,399
Total capital and reserves		1,132,944	1,003,991
Total liabilities and equity		1,581,752	1,525,298

Cerrejón

Pro-forma combined statement of income for the year ended 31 December 2004

	Notes	2004 US$000's	2003 US$000's
Sales		1,099,695	657,863
Cost of sales		(465,925)	(359,160)
Gross profit		633,770	298,703
Selling and administrative expenses		(4,967)	(4,720)
Depreciation and amortisation	8,9	(92,997)	(92,046)
Net operating profit		535,806	201,937
Non-operating income	20	4,591	5,456
Non-operating expenses	21	(11,152)	(22,755)
Non-operating expenses – net		(6,561)	(17,299)
Profit before tax		529,245	184,638
Income tax expense	22	(141,021)	(29,756)
Net profit for year		388,224	154,882

Cerrejón

Pro-forma combined statement of changes in equity for the year ended 31 December 2004

	Share Capital US$000's	Share premium US$000's	Members' interest US$000's	Capital contribution US$000's	Retained earnings US$000's	Total US$000's
Balance at January 1, 2003	238,709	7,149	713,175	–	42,105	1,001,138
Coal Marketing Company Ltd.	–	–	–	1,065	–	1,065
Profit for year	–	–	49,788	–	105,094	154,882
Members' interest returned to Shareholders	–	–	(133,294)	–	–	(133,294)
Dividends paid	–	–	–	–	(19,800)	(19,800)
Balance at January 1, 2004	238,709	7,149	629,669	1,065	127,399	1,003,991
Profit for year	–	–	157,574	–	230,650	388,224
Members' interest returned to Shareholders	–	–	(174,060)	–	–	(174,060)
Puerto Cerrejón & Transcarbon liquidation	(428)	–	–	–	428	–
Dividends paid	–	–	–	–	(85,211)	(85,211)
Balance at December 31, 2004	238,281	7,149	613,183	1,065	273,266	1,132,944
Notes	16	16	17	18		

Cerrejón

Pro-forma combined cash flow statement for the year ended 31 December 2004

	Notes	2004 US$000's	2003 US$000's
Profit before tax		529,245	184,638
Adjustments for:			
Depreciation and amortisation	8,9	92,997	92,046
Interest expense	21	4,168	11,441
Loss on disposal of property, plant & equipment		3,702	8,306
Increase in land restoration provision	15	1,596	1,545
Operating cash flows before taxes and interest paid and movements in working capital		631,708	297,976
Taxes (paid)/recovered		(32,068)	1,222
Working capital changes:			
(Increase)/decrease in current assets, except inventories		(42,014)	1,387
Increase in current liabilities		15,048	1,161
Decrease in inventories		15,542	9,082
Total operating cash flows		588,216	310,828
Investment cash flows			
Purchases of property, plant and equipment & intangibles	8,9	(116,286)	(37,009)
Proceeds on disposal of property, plant and equipment		1,151	1,197
Increase in other long term assets		(1,191)	(196)
Decrease in other long term liabilities		(80)	(242)
Total investment cash flows		(116,406)	(36,250)

Cerrejón

Pro-forma combined cash flow statement for the year ended 31 December 2004

	2004 US$000's	2003 US$000's
Financing cash flows:		
Repayment of finance lease obligations and interest thereon	–	(14,051)
Repayment of loans and interest thereon	(202,184)	(100,182)
Members' interest returned to Shareholders	(174,060)	(133,294)
Dividends paid	(85,211)	(19,800)
Capital contribution	–	1,065
Total financing cash flows	(461,455)	(266,262)
Net increase in cash and cash equivalents	10,355	8,316
Cash and cash equivalents at beginning of period	17,491	9,175
Cash and cash equivalents at end of period	27,846	17,491

Cerrejón

Notes to the pro-forma combined financial statements for the year ended 31 December 2004
(All figures are in US$000's, unless otherwise stated)

1. General

Anglo American Plc. ("AA Plc"), BHP Billiton Plc. ("BHP Billiton") and Glencore International AG, ("Glencore") own in equal shares, as ultimate Shareholders (the "Shareholders"), the entities Cerrejón Zona Norte S.A. ("CZN"), Carbones del Cerrejón LLC ("CDC"), Transportes de Carbón S.A. (liquidated during 2004), and Puerto Cerrejón S.A. (liquidated during 2004). The operations of these entities are in Colombia.

Anglo Coal CMC, Billiton Marketing Holdings BV and Tironimus AG own in equal shares CMC Coal Marketing Company Ltd. ("CMC"), which has its operations in Ireland. The ultimate shareholders of CMC are AA Plc, BHP Billiton and Glencore.

The above Colombian and Irish entities are collectively referred to as Cerrejón (the "Cerrejón Group"), a non legal entity.

2. Nature of business activities

The Cerrejón Group's principal objective is the exploration, exploitation and marketing of thermal coal. The main source of income of the Cerrejón Group is derived from the sale of thermal coal to international markets. The exploration and exploitation activities undertaken by CDC and CZN are carried out independently of the marketing activities, which are undertaken by CMC. Transactions between CDC and CZN with CMC are independently conducted and priced based upon prevailing market conditions.

3. Basis of presentation of pro-forma combined financial statements

The financial statements have been prepared in accordance with International Financial Reporting Standards, on the historical cost basis and are presented in United States Dollars since that is the currency in which the majority of the Cerrejón Group's transactions are denominated.

The combination reflects the activities of the Cerrejón Group as if they had operated as one economic entity during 2004. All significant intercompany transactions and balances between Cerrejón Group enterprises have been eliminated on combination.

The following companies are included in the financial statements:

Cerrejón Zona Norte S.A., Carbones del Cerrejón LLC, CMC-Coal Marketing Company Ltd., Transportes de Carbón S.A. (liquidated in 2004) and Puerto Cerrejón S.A. (liquidated in 2004).

4. Summary of significant accounting policies

Revenue recognition

Revenues are recognised when the seller has transferred to the buyer all significant risks and rewards of ownership of the assets sold.

Foreign currencies

The functional currency of the Cerrejón Group is US Dollars. Transactions in foreign currencies other than US Dollars are recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in such currencies are translated at the rates prevailing on the balance sheet date. Profits and losses arising on exchange are included in net profit for the period.

The translation of Colombian Peso and Euro denominated assets and liabilities into US Dollars at December 31, 2004 does not imply that the Cerrejón Group could realise or settle in US Dollars the translation value of such assets and liabilities.

In order to hedge its exposure to certain foreign exchange risks, the Cerrejón Group enters into forward contracts. See below for details of the Cerrejón Group's accounting policies in respect of such derivative financial instruments.

Inventories

Coal inventories are stated at the lower of cost and net realisable value. The cost of coal inventories is determined using the weighted average method and comprises the total cost of the operation, depreciation and royalties. Coal at the port includes rail transport costs. Port costs are not included in the valuation of inventory.

Net realisable value of coal inventories represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

Spares and consumables are valued using the weighted average method at the lower of cost and net realisable value.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any recognised impairment loss and are depreciated over their useful lives (note 8).

Mine development expenditure at new pits and dumps and major development expenditures at operating pits which are expected to benefit future production, are capitalised. When commercial production is achieved, the capitalised costs are amortised using the unit of production method based on the estimated commercial recoverable tons of coal from the mining area. Mine exploration and development costs to maintain production of operating pits are charged to operations as incurred.

Expenses for repairs and maintenance are generally charged to the income statement. However, they are capitalised if they are substantial and significantly extend the initial useful life of the equipment.

Intangible assets – Mining rights

Mining rights represent mineral reserves and resources which can be reliably valued and are recognised in the assessment of fair values on acquisition of mining operations. Mining rights are amortised using the unit of production method based on the estimated commercially recoverable tons of coal.

Intangible assets – Goodwill

Goodwill represents the excess of the cost of the acquisition of mining operations over the fair value of the identifiable assets and liabilities at the date of acquisition. Goodwill is amortised on a straight-line basis over 20 years.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfers substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognised as assets of the Cerrejón Group at their fair market value at the date of acquisition or, if lower, at the net present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and a reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Rentals payable under operating leases are charged to income as incurred.

Disturbed land

Provision is made for the expected cost of restoring un-rehabilitated disturbed land. Closure costs are provided for when it is probable that there will be an outflow of group resources and when a realistic estimate can be made of the cost.

Impairment

At each balance sheet date the Cerrejón Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Cerrejón Group estimates the recoverable amount of the cash generating unit to which the asset belongs. Given that Cerrejón is a single site operation, the entire operation is considered to represent a single generating cash unit. The recoverable amount is the greater of net selling

price and value in use. In assessing value in use, the estimated cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the asset.

Impairment losses are recognised as an expense immediately unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

A reversal of an impairment loss is recognised as income immediately unless the relevant asset is carried at a revalued amount, in which case the reversal is treated as a revaluation increase. Any such reversal is restricted so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash generating unit) in prior years.

Income tax

Income tax expense represents the sum of income tax currently payable and deferred tax.

Income tax currently payable is based on taxable income for each of the tax paying legal entities at December 31, 2004. The Cerrejón Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Timing differences resulting from mining rights are included in the deferred tax calculation.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the liability is settled or the asset realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Cerrejón Group intends to settle its current liabilities on a net basis.

Retirement benefits

The Cerrejón Group contributes on behalf of its employees to separately administered compulsory state run defined contribution schemes. The annual costs equal the contributions that are required under the plans and are accounted for as an expense.

Borrowing costs

Borrowing costs are recognised in net profit or loss in the period in which they are incurred.

Financial instruments

Financial assets and liabilities are recognised on the Cerrejón Group's balance sheet when the Cerrejón Group has become a party to the contractual provisions of the instrument.

Trade receivables

Trade receivables are stated at their nominal value, as reduced by appropriate allowances for estimated irrecoverable amounts.

Borrowings

Interest-bearing bank loans, overdrafts and other borrowings are recorded at the proceeds received. Finance costs where appropriate, are accounted for on an accrual basis and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Trade payables
Trade payables are stated at their nominal value.

Equity instruments
Equity instruments issued by the Cerrejón Group are recorded at the proceeds received, net of direct issue costs.

Derivative financial instruments
The Cerrejón Group uses derivative financial instruments to hedge its risks associated with coal price and foreign currency fluctuations relating to certain firm commitments and forecasted transactions. Such derivatives are initially recorded at cost, if any, and are remeasured to fair value at subsequent reporting dates.

Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows relating to firm commitments and forecasted transactions are recognised directly in the income statement. Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement as they arise.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised or no longer qualifies for hedge accounting.

Provisions
Provisions for retrenchment costs are recognised when the Cerrejón Group has a detailed formal plan that has been communicated to affected parties.

5. Other financial assets
Cash and cash equivalents comprise cash and overnight investments.

Current trade and other receivables at December 31, 2004 comprise amounts receivable from the sale of coal of $106,882 (2003: $56,321), and other debtors and prepayments of $23,857 (2003: $19,223) that includes: value added tax recoverable $11,908 (2003: $7,622), advances to contractors $4,908 (2003: $2,841), current portion of employees house loans $2,645 (2003: $2,199), prepaid expenses $2,134 (2003: $2,205), claims $1,363 (2003: $1,400) and other $899 (2003: $2,956). The non-current portion includes $11,864 of employees house loans (2003: $11,045) and other debtors of $1,046 (2003: $674).

The average credit period taken on sales of goods is 29 days after the vessel's bill of lading date. Based on a review of individual accounts, a provision is made for any amounts considered irrecoverable. Management considers that the carrying amount of trade and other receivables approximates their fair value.

The Cerrejón Group's credit risk is primarily attributable to its trade receivables.

6. Inventories
Inventories comprise the following:

	2004 US$000's	2003 US$000's
Coal inventories	35,870	58,435
Spares and consumables	46,890	39,867
Total	82,760	98,302

Coal inventory at December 31, 2004 is 1.660 million tons. (2003: 2.683 million tons.).

7. Pension investment contract and pension reserve

With effect from February 21, 2002, the Shareholders acquired 100% of the interests of ExxonMobil Coal and Minerals Corporation ("ExxonMobil") in International Colombia Resources Corporation LLC ("Intercor").

Intercor had a pension and related health benefits obligation at the date of acquisition of $49,050. As part of the Agreement for Sale and Purchase, this obligation continues to be a responsibility of ExxonMobil, the former shareholder, but the recording of the obligation is to remain with the Cerrejón Group. An investment contract was signed between Intercor and ExxonMobil on February 21, 2002, whereby ExxonMobil agreed to fund the total pension obligation, past and future and the required funds were paid in. The asset and liability have been set-off. Any change in the value of the pension obligations has no effect on the income statement of the Cerrejón Group. The obligation at December 31, 2004 is of $53,887 (2003: $45,029).

8. Property, plant and equipment

Property, plant and equipment comprise the following:

	Land US$000's	Buildings, roads & mine/port/ rail/aviation infrastructure US$000's	Mine development expenditure US$000's	Machinery & equipment US$000's	Office & other equipment US$000's	Rail, port & aviation equipment US$000's	Construction in progress US$000's	Total US$000's
Cost								
At 12/31/2003	19,025	496,136	191,062	376,733	24,668	54,549	17,867	1,180,040
Transfers	114	39	7,476	166	(205)	(40)	(7,550)	–
Additions	1,988	4,084	48,597	59,568	5,144	1,236	(4,331)	116,286
Disposals	(17)	(3,177)	–	(3,438)	(368)	(688)	–	(7,688)
At 12/31/2004	21,110	497,082	247,135	433,029	29,239	55,057	5,986	1,288,638
Depreciation								
At 12/31/2003	(763)	(72,555)	(12,089)	(126,113)	(16,349)	(15,433)	–	(243,302)
Transfers	(4)	(30)	4	(46)	76	–	–	–
For year	(691)	(27,633)	(3,946)	(37,969)	(3,290)	(5,669)	–	(79,198)
Disposals	1	1,339	–	1,395	35	65	–	2,835
At 12/31/2004	(1,457)	(98,879)	(16,031)	(162,733)	(19,528)	(21,037)	–	(319,665)
NBV 12/31/2004	19,653	398,203	231,104	270,296	9,711	34,020	5,986	968,973
NBV 12/31/2003	18,262	423,581	178,973	250,620	8,319	39,116	17,867	936,738

The following depreciation methods have been used and are applied by the Cerrejón Group:

Land	Unit of production method
Buildings, roads & mine/port/rail/aviation infrastructure	Unit of production method
Mine development expenditure	Unit of production method
Machinery & equipment	Up to 20 years – straight line
Office & other equipment	Up to 10 years – straight line
Rail, port & aviation equipment:	
– Locomotives	Up to 12 years – straight line
– Coal cars	Up to 10 years – straight line
– Aircraft	Up to 15 years – straight line
Construction in progress	No depreciation

9. Intangible assets

Intangible assets comprise the following:

	Mining rights US$000's	Goodwill US$000's	Establishment & acquisition costs US$000's	Total US$000's
Cost				
Balance at 12/31/2003	288,850	96,819	8,865	394,534
At 12/31/2004	288,850	96,819	8,865	394,534
Amortisation				
Balance at 12/31/2003	(12,631)	(8,960)	(639)	(22,230)
For year	(8,718)	(4,837)	(244)	(13,799)
At 12/31/2004	(21,349)	(13,797)	(883)	(36,029)
NBV 12/31/2004	267,501	83,022	7,982	358,505
NBV 12/31/2003	276,219	87,859	8,226	372,304

10. Trade and other financial liabilities

Trade and other payables principally comprise amounts outstanding for trade purchases and ongoing costs. The average credit period taken for trade purchases is 30 days.

Management considers that the carrying amount of trade payables approximates to their fair value.

11. Finance lease obligations and other accruals and provisions

The amounts payable under finance leases were paid in full during 2003. No finance charges were incurred during 2004 (2003: US$244). For 2003, the effective borrowing rates were in the range of 3.03% to 3.77% (libor + 1.95%). Interest rates were fixed at the contract date. All leases were on a fixed repayment basis.

Other accruals of US$14,266 (2003: US$9,000) comprise royalty provisions of US$12,949 (2003: US$6,596), employee retrenchment benefits US$0 (2003: US$1,456), other legal claims US$1,018 (2003: US$948) and hedging liabilities of US$299 (2003: US$0).

12. Bank loans

	2004 US$000's	2003 US$000's
Dresdner Bank	–	40,558
Barclays Bank	–	81,115
Total	–	121,673

The amounts payable under bank loans were paid in full during 2004. Interest was charged at Libor + 5.125%, payable semi-annually on 30 June and 31 December with the option of being capitalised.

13. Deferred tax

	2004 US$000's	2003 US$000's
Deferred tax liabilities	221,805	249,901
Deferred tax assets	(1,498)	(13,305)
Net position	220,307	236,596

The movement for the year in the Cerrejón Group's net deferred tax position was as follows:

	2004 US$000's	2003 US$000's
Opening balance	236,596	230,119
Credit to income for the year	(16,289)	6,477
Closing balance	220,307	236,596

The following are the major deferred tax liabilities and assets recognised by the Cerrejón Group at December 31, 2004:

	PP&E & intangible assets US$000's	Mining rights US$000's	Inventories US$000's	Tax losses & other US$000's	Total US$000's
At 12/31/2003	151,752	93,456	4,693	(13,305)	236,596
2004 (credit)/charge	(21,817)	(3,005)	(4,208)	12,741	(16,289)
At 12/31/2004	129,935	90,451	485	(564)	220,307

Tax losses carry forward from 2003 of US$40,5M were fully utilised in 2004.

14. Related party loans

	2004 US$000's	2003 US$000's
Receivables		
Billiton Marketing Holdings BV	–	4,400
Anglo Coal CMC	–	4,400
Tironimus AG	–	4,400
Total	–	13,200

Loans are free of interest and with no fixed repayment terms.

	2004 US$000's	2003 US$000's
Payables		
Orvin Ltd.	–	70,680
Cerrejón South Lease	–	5,743
Total	–	76,423

Orvin Ltd. ("Orvin") is a company incorporated in Bermuda and is owned by affiliates or subsidiaries of Anglo American PLC. There is an agreement between the Shareholders whereby Orvin allocates repayments received equally among all three Shareholders. The loan was free of interest, unsecured and denominated in US Dollars. The loan was paid in full during 2004.

The Cerrejón South Lease loan of US$5,743, relates to the cessation of the contract mining rights of Cerrejón South entered into between Ecocarbón and the South Consortium, which consisted of Anglo American Coal Corp. Ltd., Glencore

International AG and Minorco Colombia. Repayments are allocated equally among Shareholders. The loan was free of interest, unsecured and denominated in US dollars with no fixed repayment terms. The loan was paid in full during 2004.

15. Land restoration provision

The land restoration provision of US$21,848 (2003: US$20,252) represents management's best estimate of the Cerrejón Group's liability to restore land already disturbed by its mining activities. Land pending to be restored is estimated to be 4,163 (2003: 3,971) hectares at a cost/hectare of US$5.2.

16. Share capital and share premium

The share capital of each of the companies included in the combination consists of the following registered shares, which were all fully paid in:

	Number of shares fully paid	Share per Value Col$	Share per Value US$	Share capital US$000's	Share premium US$000's
Cerrejón Zona Norte S.A.	50,973,305	10,000	–	238,281	7,149
Puerto Cerrejón S.A.	250,000	1,000	–	306	–
Transportes de Carbón S.A.	10,000	10,000	–	122	–
Coal Marketing Company Ltd.	300	–	1	–	–
At 12/31/2003	51,233,605			238,709	7,149
Puerto Cerrejón S.A. – liquidated	(250,000)			(306)	–
Transportes de Carbón S.A. – liquidated	(10,000)			(122)	–
At 12/31/2004	50,973,605			238,281	7,149

17. Members' interest

Members' interest refers to the totality of members' interests in Carbones del Cerrejón LLC, including all rights incidental to membership as provided in the LLC agreement and include a member's share of the profits of the LLC and a member's right to receive distribution of the LLC's assets. Members' interests are received by the members according to their contribution in cash or property.

The members' interest of the Shareholders is represented as follows:

	2004 US$000's	2003 US$000's
Opening balance	629,669	713,175
Profit for the year	157,574	49,788
Members' interest returned to Shareholders	(174,060)	(133,294)
Closing balance	613,183	629,669

18. Capital contribution

The Shareholders made irrevocable capital contributions of US$355 each to CMC – Coal Marketing Company Ltd. in Dublin, Ireland.

19. Staff costs and retirement benefits

The Cerrejón Group had 4,214 employees at December 31, 2004 (2003: 3,983). Personnel costs, which include salaries, wages, social benefits and other personnel costs amounted to US$101,058 (2003: US$88,543). The group annual contributions to defined contribution schemes amounted to US$5,750 (2003: US$4,641).

20. Non-operating income

Non-operating income comprises the following:

	2004 US$000's	2003 US$000's
Interest earned	1,764	2,020
Exchange (loss)/gain	874	(349)
Sundry revenues	980	1,050
Obsolete spares recovered	656	1,531
Other	317	1,204
Total non-operating income	4,591	5,456

21. Non-operating expenses

Non-operating expenses comprises the following:

	2004 US$000's	2003 US$000's
Bank interest paid	4,168	11,197
Finance lease interest paid	–	244
Land restoration provision	1,596	1,545
Loss on disposal of PP&E	3,702	8,306
Other	1,686	1,463
Total non-operating expenses	11,152	22,755

22. Income tax expense

The charge for the year comprises:

	2004 US$000's	2003 US$000's
Income tax	155,996	23,279
Colombian net worth tax	1,314	–
Deferred tax (note 13)	(16,289)	6,477
Total income tax expense	141,021	29,756

The statutory tax rate is 38.5% for Cerrejón Zona Norte S.A. and Carbones del Cerrejón LLC, and 12.5% for CMC-Coal Marketing Company Ltd. The average effective tax rate for the Cerrejón Group is 26.7% (2003: 16.1%). Deferred tax is calculated at 35.1% (2003: 35.0%), being the average tax rate that is expected to apply when the liability is settled or the asset realised.

The charge for the year can be reconciled to the profit per the income statement as follows:

	2004		2003	
	US$000's	%	US$000's	%
Profit before tax	529,245		184,638	
– Income tax at 34.6% (2003: 31.1%).	183,300	34.6	57,390	31.1
– Utilisation of tax losses not previously recognised	(2,663)	(0.5)	(4,533)	(2.5)
– (Decrease)/increase in deferred tax liability resulting from changes in tax rates (2003 35.0% versus 36.8% in 2002)	–	–	(11,788)	(6.4)
– Permanent differences, including the effect of Colombian peso (revaluation)/devaluation on Colombian tax bases	(31,169)	(5.9)	(11,313)	(6.1)
– 30% Special deduction on fixed assets investments	(9,761)	(1.8)	–	–
– Colombian net worth tax	1,314	0.3	–	–
Tax expense and effective tax rate for the year	141,021	26.7	29,756	16.1

23. Related party transactions

In addition to the disclosures in notes 14 and 27, during the year Cerrejón Group companies entered into the following transactions with related parties:

Sales of goods:

	2004		2003	
	Revenues US$000's	Receivables at Dec. 31 US$000's	Revenues US$000's	Receivables at Dec. 31 US$000's
Glencore International AG	47,238	–	4,237	–
BHP Billiton Plc.	77,558	19	–	–
Total	124,796	19	4,237	–

Purchases of services:

	2004		2003	
	Expenses US$000's	Payables at Dec. 31 US$000's	Expenses US$000's	Payables at Dec. 31 US$000's
Anglo American Corp.	13	39	69	2
Anglo Operations Ltd.	–	–	1,550	–
Anglo Coal Marketing Ltd.	–	–	8	–
BHP Billiton Plc.	99	11	5,381	55
Cerro Matoso SA	–	–	140	–
Glencore International AG	–	2,006	2,469	–
Total	112	2,056	9,617	57

Swap contract costs include related party transactions as follows:

- Swap contract costs paid to Glencore International AG, a connected company, US$23,503 (2003: US$3,180).
- Swap contract costs paid to BHP Billiton, a connected company, US$1,292 (2003: US$2,283).
- Swap contract costs payable at 31 Dec. 2004 to Glencore International AG, a connected company, US$2,006 (31 Dec. 2003: US$Nil).
- Swap contract costs payable at 31 Dec. 2004 to BHP Billiton, a connected company, US$Nil (31 Dec. 2003: US$2,283).

Outstanding swap contracts with related parties are disclosed in note 27.

Transactions with related parties are determined by contractual arrangements and are carried out on an arms length basis.

Dividends:

During 2004 CMC paid a dividend of US$284 per share to its Shareholders, amounting in total to US$85,200 (2003: US$19,800).

24. Environmental impact

The operations are subject to various environmental laws and regulations. The Cerrejón Group believes that it is currently in compliance with those laws and regulations and is not aware of environmental contamination. Accordingly no provision is considered necessary.

25. Litigation

There are a number of legal claims pending against the Cerrejón Group. Based on legal advice, management have made certain provisions in these financial statements and do not consider that any further probable material loss to the Cerrejón Group will arise.

26. Expenditure commitments

	2004 US$000's	2003 US$000's
Estimated capital expenditure contracted for at the balance sheet date but not provided for.	76,907	50,179
Estimated capital expenditure approved by the board but not contracted for.	20,951	33,800
Total expenditure commitments	97,858	83,979

At December 31, 2004 the Cerrejón Group had annual commitments in respect of operating leases that will expire in over five years amounting to $163 (2003: $152).

27. Derivative financial instruments

In the normal course of its operations the Cerrejón Group is exposed to coal price, currency and credit risks. In order to manage these risks, the Cerrejón Group may enter into transactions which make use of derivatives.

At December 31, 2003 the Cerrejón Group had the following open positions:

Cash flow hedges:

For	Date of transaction	Date of Maturity	€000's	Agreed exchange rate	US$000's	Unrealised gain at 12/31/2003 US$000's
Capital expenditure	06/16/2003	03/01/2004	5,500	1.1690	6,430	497
Capital expenditure	11/28/2003	04/01/2004	904	1.1970	1,082	44
Tax payment	10/01/2003	06/16/2004	640	1.1605	743	57
Tax payment	10/28/2003	06/16/2004	1,827	1.1607	2,121	163
Tax payment	12/01/2003	06/16/2004	443	1.1973	530	24
Tax payment	12/30/2003	09/17/2004	520	1.2422	646	4
Total			9,834		11,552	789

Fair value hedges of inventory:

Quarter and year of maturity	Unit (kt)	Counterparty	Fixed Price (US$/t)	Avg. of offer & bid prices (US$/t)	Unrealised (loss) at 12/31/2003 US$000's
Q4-2003	50	BHP Billiton Plc	37.5	63.33	(1,292)
Q1-2004	150	Glencore International AG	36.5	67.08	(4,586)
Q2-2004	150	Glencore International AG	36.5	66.05	(4,433)
Q2-2004	135	Glencore International AG	46.8	66.05	(2,599)
Q3-2004	150	Glencore International AG	36.5	62.35	(3,878)
Q4-2004	150	Glencore International AG	36.5	62.08	(3,836)
Total					(20,624)

At December 31, 2004 the Cerrejón Group had the following open positions:

Cash flow hedges:

For	Date of transaction	Date of Maturity	€000's	Agreed exchange rate	US$000's	Unrealised gain/(loss) at 12/31/2004 US$000's
Capital expenditure	07/04/2004	04/21/2005	5,270	1.2383	6,536	(12)
Capital expenditure	08/04/2004	06/17/2005	5,303	1.2209	6,474	(115)
Tax payment	07/30/2004	06/16/2005	335	1.2048	404	13
Tax payment	08/31/2004	06/16/2005	643	1.2078	776	23
Tax payment	10/04/2004	06/16/2005	640	1.2317	789	8
Tax payment	10/29/2004	06/16/2005	787	1.2757	1,004	(25)
Tax payment	11/30/2004	06/16/2005	660	1.3304	878	(57)
Tax payment	11/30/2004	09/16/2005	132	1.3333	176	(12)
Tax payment	12/31/2004	06/16/2005	142	1.3139	186	(11)
Tax payment	12/31/2004	09/16/2005	717	1.3171	944	(52)
Total			14,629		18,167	(240)

Fair value hedges of inventory:

Quarter and year of maturity	Unit (kt)	Counterparty	Fixed Price (US$/t)	Avg. of offer & bid prices (US$/t)	Unrealised gain/(loss) at 12/31/2004 US$000's
Q1-2005	150	Glencore International AG	67.75	71.50	(563)
Q1-2005	150	Glencore International AG	72.75	71.50	188
Q1-2005	150	BHP Billiton	59.60	52.50	1,065
Q1-2005	150	BHP Billiton	72.60	71.25	165
Q2-2005	150	Glencore International AG	67.75	71.25	(525)
Q2-2005	150	Glencore International AG	72.75	71.25	225
Q2-2005	150	BHP Billiton	72.60	71.25	202
Q2-2005	150	BHP Billiton	73.90	71.25	398
Q3-2005	150	Glencore International AG	67.75	71.25	(525)
Q3-2005	150	Glencore International AG	72.75	71.25	225
Q3-2005	150	BHP Billiton	72.60	71.25	202
Q4-2005	150	Glencore International AG	67.75	71.50	(563)
Q4-2005	150	Glencore International AG	72.75	71.50	188
Q4-2005	150	BHP Billiton	72.60	71.50	165
Q1-2006	75	Glencore International AG	66.85	70.78	(294)
Q1-2006	75	Glencore International AG	66.85	68.88	(152)
Q1-2006	75	Glencore International AG	66.85	67.63	(58)
Q1-2006	75	Glencore International AG	66.85	67.63	(58)
Total					285

28. Subsequent events

Management of the Cerrejón Group is not aware of any material subsequent events requiring inclusion in these financial statements.

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Part III

Principal Terms of the Proposed Acquisition

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Part III

Pursuant to the Acquisition Agreement the Vendors have conditionally agreed to sell and the Purchasers have conditionally agreed to buy all of the shares in each of the Cerrejón Target Companies. The share in Cerrejón Zona Norte S.A. held by a Glencore nominee will also be transferred to the Purchasers. The Cerrejón Target Companies and the Glencore nominee referred to above collectively hold a 33⅓% interest in each of the Cerrejón Operating Companies.

The Acquisition Agreement came into effect on 15 March 2006, after new shareholders' agreements in respect of certain Cerrejón Operating Companies were signed and came into effect (the "New Shareholders' Agreements").

Consideration

The aggregate consideration payable by the Purchasers to the Vendors under the Acquisition Agreement is US$1,712 million, which includes an agreed amount of US$12 million in respect of the value of the excess net assets of the Cerrejón Business as at the Effective Date over the Purchasers' target net asset value of the Cerrejón Business. The Cerrejón Business has no external indebtedness. The Purchasers will also pay to the Vendors interest on the purchase price from the Effective Date to Closing at LIBOR plus 0.75%. The purchase price is not subject to further adjustments for the working capital, debt or cash position of the Cerrejón Business at Closing. The Vendors' share of profits and losses of the Cerrejón Business from the Effective Date to Closing is for the account of the Purchasers.

The Acquisition Agreement contains further provisions, as is customary for a transaction of this nature, to ensure that the economic effect of the transaction is a sale and purchase of the Cerrejón Business as of the Effective Date. Under these provisions, any leakage of value from the Cerrejón Target Companies or the Cerrejón Operating Companies to the Vendors (for example, any dividend paid by a Cerrejón Target Company to the Vendors) between the Effective Date and Closing is for the account of the Vendors on a US dollar for US dollar basis. To the extent that any such leakage occurs and the amount is agreed between the Purchasers and the Vendors prior to Closing, the relevant amount will be deducted from the purchase price. Conversely, any capital injection by the Vendors into the Cerrejón Target Companies or the Cerrejón Operating Companies (for example, any capital expenditure by the Vendors or the Cerrejón Operating Companies) between the Effective Date and Closing is for the account of the Purchasers on a US dollar for US dollar basis. To the extent that any such capital injection occurs and the amount is agreed between the Purchasers and the Vendors prior to Closing, the relevant amount will be added to the purchase price.

Conditions

Closing of the Proposed Acquisition is conditional upon the satisfaction or waiver of each of the following conditions:

(i) the passing of the Resolution;

(ii) the parties to the New Shareholders' Agreements providing confirmation that the Purchasers satisfy certain financial requirements as set out in the New Shareholders' Agreements;

(iii) Ingeominas (a party to various mining agreements with Cerrejón) providing its consent to the Proposed Acquisition in accordance with the terms of the New Shareholders' Agreements;

(iv) members of the Xstrata Group entering into certain agreements with the other parties to the New Shareholders' Agreements and assuming certain obligations of Glencore in accordance with the terms of the New Shareholders' Agreements; and

(v) the Bermuda Monetary Authority providing its consent to the transfer of the shares in Glencore Cerrejón Ltd and Perly Ltd.

The Proposed Acquisition was also subject to a condition relating to certain anti-trust matters. That condition has now been satisfied.

In addition, the Acquisition Agreement may be terminated prior to Closing if any fact, matter or event comes to the notice of Xstrata (Schweiz) AG at any time prior to Closing which: (i) constitutes a material breach by any Vendor of the Acquisition Agreement, which, if capable of rectification, has not been rectified within 7 days following notification; (ii) would constitute a breach of any warranty if the warranties were repeated on or at any time prior to Closing by reference to the facts and circumstances then existing and which constitutes a material adverse change to the Cerrejón Business; (iii)

constitutes a material adverse change to the Cerrejón Business; or (iv) would cause any of the conditions to the Acquisition Agreement to be incapable of fulfilment.

Undertakings of the Vendors up to Closing

The Acquisition Agreement contains obligations on the Vendors to: (i) consult with Xstrata (Schweiz) AG prior to the Vendors having an opportunity to provide input into Cerrejón; and (ii) act in accordance with the instructions of Xstrata (Schweiz) AG when the Vendors have an opportunity to provide input into Cerrejón.

Warranties and indemnities

Under the Acquisition Agreement the Vendors have given certain warranties to the Purchasers concerning constitutional details, accounts, financial matters, mining interests and contracts of the Cerrejón Target Companies and the Cerrejón Operating Companies.

The Vendors have no liability for a breach of any warranty or any claim under the tax covenant (as described below and except in relation to a claim for unpaid 2002 income tax) unless any individual claim exceeds US$100,000 and unless all claims, in aggregate, exceed US$2 million. The maximum liability of the Vendors for all breaches of the warranties and for all claims under the tax covenant (as described below) is the purchase price. These limitations do not apply to any claims under the non-tax indemnities described below.

As is customary for a transaction of this nature, the Vendors have agreed in a tax covenant to indemnify the Purchasers in respect of certain taxation liabilities of the Cerrejón Target Companies and one third of certain taxation liabilities of the Cerrejón Operating Companies, which in each case are attributable to the period up to the Effective Date, including in relation to a claim for unpaid 2002 income tax and certain claims relating to stamp tax and VAT. The Vendors shall have no liability under the indemnity for unpaid 2002 income tax unless the amount claimed by the Purchasers exceeds US$3.5 million.

The Vendors have also agreed to indemnify the Purchasers against: (i) certain claims for unpaid mining royalties; (ii) claims relating to the privatisation of Cerrejón Zona Norte and its successors; and (iii) certain environmental and health claims by the inhabitants of certain areas where Cerrejón operates. The Vendors have no liability in respect of these claims unless the amount of the liability of the Vendors exceeds US$2 million.

The Xstrata Group's Relationship with Glencore

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1. Overview

As at 22 March 2006 (being the latest practicable date prior to the publication of this document), pursuant to a capital management programme entered into by Glencore International, CSFB Equities and CSSEL in connection with Xstrata's acquisition in 2003 of MIM Holdings Limited (now known as Xstrata Queensland Limited) and the associated rights issue (the "Arrangement"), Glencore International, CSFB Equities and CSSEL are jointly interested in 252,656,239 Ordinary Shares, representing approximately 39.00% of the issued outstanding Ordinary Shares of Xstrata (see paragraph 1 of Part V – "Additional Information – Interests of Glencore International and other major shareholders"). Of these 252,656,239 Ordinary Shares (a) Glencore International is entitled to exercise the voting rights attaching to 101,040,400 of them, representing approximately 15.60% of the issued outstanding Ordinary Shares of Xstrata, and (b) CSSEL is entitled to exercise the voting rights attaching to 151,560,600 of them, representing approximately 23.39% of the issued outstanding Ordinary Shares of Xstrata. Glencore International and CSSEL are the largest shareholders of Xstrata.

Glencore is a private, 100% employee-owned, diversified natural resources company with worldwide activities in the smelting, refining, mining, processing, purchasing, selling and marketing of metals and minerals, energy products and agricultural products. Glencore operates on a global scale, marketing physical commodities which it produces at its own industrial assets or purchases from third parties to industrial consumers, such as those in the automotive, steel, power generation, oil and food processing industries. Glencore also provides financing, logistics and other services to producers and consumers of commodities. These activities are supported by investments in industrial assets relating to its core commodities. Glencore's headquarters are located in Baar, Switzerland and it has a network of 60 field offices in over 50 countries throughout the world.

In 1990, Glencore International became a substantial shareholder in Xstrata AG (which merged with the Company in 2002 as Xstrata plc became the ultimate holding company of the Xstrata Group), following which Xstrata AG built a portfolio of businesses operating in the natural resources sector.

2. Commercial relationship

General

The Xstrata Group believes that it benefits from Glencore's ability to market the commodities which the Xstrata Group produces. The Xstrata Group further believes that Glencore benefits from its marketing agreements with the Xstrata Group, which generally provide for exclusive marketing rights in favour of Glencore with respect to the commodities which the Xstrata Group produces.

A number of the Xstrata Group's operating subsidiaries have entered into long-term agency agreements with Glencore under which Glencore provides marketing services in exchange for agency fees. These fees are negotiated on arm's length terms and range from 3.5% to 5% of the FOB sales revenue. In a number of instances, Glencore acts as collecting agent and also assumes 60% of the non-payment risk of the Xstrata Group's ferrochrome trade receivables and 100% of the non-payment risk of the Xstrata Group's vanadium trade receivables.

The Xstrata Group and Glencore have also entered into the Acquisition Agreement in respect of the Proposed Acquisition.

Coal Business

Xstrata Coal Marketing AG and Xstrata (Schweiz) AG entered into a Market Advisory Agreement with Glencore International on 20 March 2002. Pursuant to this agreement, Glencore International, for a fee of US$0.50 per attributable tonne of coal exported by the Xstrata Group from Australia or South Africa, acts as the Xstrata Group's market adviser with respect to its export production of coal (other than for Cumnock No.1 Colliery Pty Limited ("Cumnock") while it is not a wholly-owned subsidiary). Glencore International advises the Xstrata Group regarding the placement of its export coal in the world market, the future planning for that placement and market opportunities available for the future sale of export coal. Glencore International also provides the Xstrata Group's marketing department with real time market intelligence and access to Glencore International's network of global offices. In providing such services Glencore International has agreed not to act for the greater benefit of itself to the disadvantage of the Xstrata Group. See also paragraph 3 of this Part IV below.

The Market Advisory Agreement remains in full force and effect for a period of 20 years from the date of the agreement, with a review of the fee at the end of each fifth year of its term. The Market Advisory Agreement may be terminated by Xstrata Coal Marketing AG after giving 45 days' notice if any person (together with its affiliates) holds, directly or indirectly,

50% or more of the issued share capital of Glencore International. The Market Advisory Agreement may also be terminated by either party with immediate effect if:

(a) the other party commits a material breach of the agreement and fails to remedy the breach, if capable of remedy, within 30 days of receiving written notice from the other party identifying such breach; or

(b) the other party enters into liquidation or is declared insolvent.

Xstrata (Schweiz) AG has agreed to guarantee the performance by Xstrata Coal Marketing AG of its obligations under the Market Advisory Agreement.

On 5 January 1995, Cumnock entered into a sales and marketing agreement with Glencore International. Pursuant to this agreement Glencore International provides sales and marketing services to Cumnock and Cumnock appoints Glencore International as its agent to market coal. Glencore International is entitled to a commission of US$0.75 per tonne for all coal sold by Cumnock.

The Xstrata Group enters into forward commodity price contracts with Glencore International as counter-party. During the year ended 31 December 2005, 405,000 tonnes were delivered at an average FOB price of US$57.80 per tonne, compared with 930,000 tonnes at an average FOB price of US$43.10 per tonne during the year ended 31 December 2004. At 31 December 2005, 765,000 tonnes were contracted at an average FOB price of US$52.63 per tonne for delivery in 2006, compared with 720,000 tonnes at an average FOB price of US$59.75 per tonne for delivery in 2005 at 31 December 2004. These derivatives are on arm's length terms and conditions.

All other coal purchases and sales with Glencore International are on commercial terms.

Copper Business

The Xstrata Group has entered into sales agreements with Glencore International in respect of the total available export allocation of copper cathode and surplus North Queensland copper concentrate not processed through its Mount Isa copper smelter for an initial 3 year period from 1 June 2004 and "evergreen" thereafter unless the agreement is terminated by either party with a minimum 12 month notice period. The sales terms for the copper cathode are the LME price plus a premium that is based on Codelco North Asian CIF Liner Terms less freight discounts by destination. The sales terms for the copper concentrate are based on market prices less agreed metal content deductions, treatment and refining charges. The treatment and refining charges for the benchmark portion (25%) are fixed annually in line with annual benchmark terms. The treatment and refining charges for the spot portion (75%) are negotiated quarterly based on the prevailing spot market terms.

Minera Alumbrera Limited has entered into a contract with Glencore in respect of 20,000 to 40,000 dmt copper concentrate per annum expiring on 31 December 2004, thereafter "evergreen" with a 12-month termination period. The sales terms for the copper concentrate are negotiated annually. Minera Alumbrera Limited also has a fixed term contract for the sale of copper concentrate to Glencore for 40,000 dmt per annum in 2004, 2006 and 2007 as well as 60,000 dmt in 2005, expiring 31 December 2007. The treatment and refining charges are fixed for the term of the contract. Minera Alumbrera Limited on occasions sells concentrate to Glencore at spot terms. Spot sales are at prevailing spot market prices.

All terms for the North Queensland operations and Minera Alumbrera Limited are set at generally accepted international terms.

Zinc Business

Asturiana de Zinc, S.A. ("Asturiana") has a service agreement with Glencore (the "Asturiana Service Agreement"), under the terms of which Glencore provides advice and assistance with respect to the acquisition of mining and/or metallurgical interests and advice in connection with Asturiana's hedging policy and improvement of its position in the zinc market. The fees to be paid by Asturiana under the Asturiana Service Agreement are approximately US$2.0 million per annum.

Asturiana has an "evergreen" agreement with Glencore to purchase 380,000 dmt per annum of zinc concentrate. Treatment charges are negotiated annually.

Asturiana (through its San Juan de Nieva and Nordenham operations) agreed to supply Glencore with 250,000 tonnes of SHG zinc slabs or CGG ingots during 2005 based on market FOB/CPT prices plus the respective premium.

McArthur River has an agreement with Glencore to supply 204,800 wmt per annum in 2005 and 2006 of zinc concentrate. There is an additional agreement to supply Glencore with any unsold zinc concentrate, to a maximum of 94,200 wmt per annum, in 2005 and 2006. Treatment charges for 51,200 wmt per annum of zinc concentrate are fixed with the balance negotiated annually until 31 December 2006.

Mount Isa has two agreements with Glencore for the supply of zinc concentrate. The first agreement is to supply 90,000 wmt. The second agreement is to supply 80,000 wmt to 100,000 wmt for the purpose of swapping Mount Isa concentrate in exchange for the same volume to be delivered to Xstrata's European smelters at equivalent terms. Treatment charges are negotiated annually. Xstrata and Glencore have agreed to extend these agreements to the end of 2008 after which they will become "evergreen" in nature.

Alloys Business

Chrome operations

Xstrata South Africa (Proprietary) Limited ("Xstrata South Africa") entered into a ferrochrome marketing agreement with Glencore International on 21 April 1995, appointing Glencore International as its exclusive world-wide marketing agent for the sale of Xstrata South Africa's entire production of ferrochrome other than ferrochrome sold into the US, Canada and certain Asian countries. The agreement continues for as long as Xstrata South Africa produces ferrochrome. Glencore International is obliged to use its best endeavours to arrange sales at prevailing market rates as agreed from time to time by Xstrata South Africa and Glencore International. Glencore International is entitled to receive an agency fee of 3.5% on FOB sales revenues and an additional fee of 0.75% on FOB sales revenues for assuming the risk of non-payment by customers on this material. Glencore International assumes 60% of the risk of non-payment by customers in relation to ferrochrome sales.

This ferrochrome marketing agreement was updated in 2005 with effect from 1 July 2004, to provide that, in addition, Glencore International is appointed and is responsible for the marketing of all ferrochrome produced by Merafe Resources Limited ("Merafe") as a result of Merafe's participation in the Pooling and Sharing Venture (PSV) between Merafe and Xstrata South Africa, on terms and conditions that are no less favourable than those terms and conditions in the ferrochrome marketing agreement between Xstrata South Africa and Glencore International.

If at any time Xstrata South Africa notifies Glencore International that it is able to find purchasers for its production at prices higher than those generally obtainable by Glencore International, Xstrata South Africa may, unless Glencore International is able to obtain similar prices, sell its products in the market. Glencore International is nevertheless entitled to an agency fee of 3.5% of FOB sales revenue in respect of such sales. Glencore International is also entitled to receive a US$50,000 monthly fee in connection with market analysis and administration tasks it performs.

Ferrochrome sold into the US and Canada is distributed by Glencore Limited and Glencore Canada Inc., respectively, under two distribution agreements. These agreements continue indefinitely, with both parties to each agreement having the right to terminate the agreement at 12 months' notice. The percentage of distribution fees payable by the Xstrata Group in respect of ferrochrome sold under each distribution agreement is substantially the same as the commission paid in respect of ferrochrome sold under the marketing agreement.

Mitsui & Co. Limited ("Mitsui & Co") is the appointed marketing agent for all ferrochrome sales into China, Japan and South Korea up to a maximum of 30,000 tonnes. A change in marketing agent for sales into these countries requires the consent of Glencore International. Mitsui & Co. is entitled to receive 2.5% sales commission on sales revenue FOB value. The continuation of the distribution agreement with Mitsui & Co. is subject to the operating agreement between Xstrata South Africa and Mitsui Minerals Development South Africa ("MMDSA") in relation to the Xstrata Lydenburg plant. MMDSA owns a 12.5% undivided share in the fixed assets of the Xstrata Lydenburg plant of which Xstrata South Africa is appointed as independent contractor. This ownership entitles MMDSA to purchase the same percentage of the rated capacity (capped at 240,000 tonnes) ferrochrome produced at an amount equal to FOB cost per tonne plus 3.5% of the FOB export price for the products taken. Upon termination of the operating agreement, the distribution agreement will also terminate and Xstrata South Africa will be obliged to purchase the 12.5% undivided share from MMDSA at the prevailing market price.

Vanadium operations

The Xstrata Group's wholly-owned marketing agent, Xstrata Marketing Corporation A.V.V., entered into a marketing agreement with Glencore International expiring on 31 December 2017, in respect of the Xstrata Group's entire production of vanadium other than vanadium sold into the US or Canada. In January 2005, the previous 20 year marketing agreement was superseded and replaced by a substantially similar marketing agreement consolidating the marketing arrangements between Glencore and the Xstrata Group's contracting entities.

Under the agreement, Glencore International is obliged to use its best endeavours to arrange sales for the Xstrata Group of vanadium pentoxide and ferrovanadium to customers. Xstrata South Africa is obliged to pay to Glencore International an agency fee of 3.5% on FOB sales revenues and an additional fee of 1.5% on FOB sales revenues for assuming the risk of non-payment by customers in relation to vanadium sales.

If at any time Xstrata South Africa notifies Glencore International that it is able to find purchasers for its production at prices higher than those generally obtainable by Glencore International, Xstrata South Africa may, unless Glencore International is able to obtain similar prices, sell its products in the market. Glencore International is nevertheless entitled to the 3.5% agency fees described above in respect of such sales.

Vanadium pentoxide and ferrovanadium sold into the United States or Canada is distributed by Glencore Limited and Glencore Canada Inc., respectively, under two distribution agreements. The distribution agreements have the same term as the marketing agreement. The percentage of distribution fees payable by the Xstrata Group in respect of vanadium pentoxide and ferrovanadium is substantially the same as the commission paid in respect of vanadium pentoxide and ferrovanadium sold under the marketing agreement.

3. Relationship with controlling shareholder

On 20 March 2002, Glencore International and Xstrata entered into an agreement (the "Relationship Agreement") which regulates the ongoing relationship between them. The principal purpose of the Relationship Agreement is to ensure that the Xstrata Group is capable of carrying on its business independently of Glencore and that transactions and relationships with Glencore are at arm's length and on normal commercial terms. The Relationship Agreement will continue for so long as the Ordinary Shares are listed on the Official List and traded on the London Stock Exchange and Glencore International is Xstrata's controlling shareholder (as such term is defined in the Relationship Agreement). Currently, a controlling shareholder is a person who holds either 30% or more of the votes exercisable at general meetings of Xstrata or has the right to control the appointment of the majority of the Directors. As is noted in paragraph 1 of this Part IV above, as a result of entering into the Arrangement, Glencore International currently holds only approximately 16% of the votes exercisable at general meetings of Xstrata. Notwithstanding that it is no longer a controlling shareholder of Xstrata under the terms of the Relationship Agreement, Glencore International has agreed that the Relationship Agreement will, nevertheless, continue in full force and effect.

Under the Relationship Agreement:

- Xstrata and Glencore International agree that transactions and relationships between the Xstrata Group and Glencore will be conducted at arm's length and on a normal commercial basis;
- Xstrata and Glencore International agree to ensure that Xstrata is capable, at all times, of carrying on its business independently of any member of Glencore;
- Glencore International is only permitted to nominate a maximum of three directors of Xstrata or (if lower or higher) such number of directors of Xstrata nominated by Glencore International as is equal to one less than the number of independent directors. In this respect, Glencore International has currently nominated Messrs. Strothotte, Glasenberg and Issroff to the Board;
- Directors of Xstrata nominated by Glencore International shall not be permitted, unless the independent directors agree otherwise, to vote on any resolutions of the Company's board of directors to approve any aspect of the Xstrata Group's involvement in or enforcement of any arrangements, agreements or transactions with any member of Glencore;
- Glencore International undertakes to procure that Glencore shall not exercise its voting rights to procure amendment to the constitutional documents of Xstrata which would be inconsistent with, or undermine, the Relationship Agreement; and

- Glencore International undertakes to observe the provisions in Xstrata's Articles providing takeover protection whilst the City Code does not apply to Xstrata.

The Xstrata Group believes that the terms of the Relationship Agreement as described above enable the Xstrata Group to carry on its business independently from Glencore.

4. Related party transactions

Descriptions of the material provisions of agreements and other arrangements between the Xstrata Group and Glencore are contained in the following:

(a) the transactions and arrangements described in this Part IV above;

(b) the Acquisition Agreement described in Part III – "Principal Terms of the Proposed Acquisition"; and

(c) the related party transactions and arrangements described at:

(i) page 90 of the Interim Report for the six months ended 30 June 2005;

(ii) pages 145 to 148 (inclusive) of the Annual Report and Accounts for the financial year ended 31 December 2004; and

(iii) pages 149 to 151 (inclusive) of the Annual Report and Accounts for the financial year ended 31 December 2003.

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Part V
Additional Information

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1. Interests of Glencore International and other major shareholders

Insofar as is known to Xstrata, the name of each person who, directly or indirectly, has an interest in Xstrata's ordinary share capital which is notifiable under Part VI of the Companies Act, and the amount of such person's interest, as at 22 March 2006 (being the latest practicable date prior to the publication of this document) is as follows:

	Ordinary Shares	
Name	No.	%
Credit Suisse Securities (Europe) Limited[(1)]	151,615,839	23.39
Glencore International AG[(1)]	101,040,400	15.60
Batiss Investments Limited[(2)]	29,450,976	4.55
AXA Investment Managers UK Limited[(3)]	1,913,783	0.30

[(1)] Pursuant to a capital management programme entered into by Glencore International, CSFB Equities and CSSEL in connection with Xstrata's acquisition of MIM Holdings Limited (now known as Xstrata Queensland Limited) and the associated rights issue (the "Arrangement"), Glencore International, CSFB Equities and CSSEL are jointly interested in 252,656,239 Ordinary Shares, representing approximately 39.00% of the issued ordinary share capital of the Company. In addition to the interests of CSFB Equities and CSSEL, Xstrata has been informed by Credit Suisse that the Credit Suisse group has interests in a further 1,920,536 Ordinary Shares, representing approximately 0.30% of the issued ordinary share capital of the Company.

[(2)] Pursuant to the Xstrata Group's equity capital management programme ("ECMP"), up to 10% of the issued share capital of Xstrata can be purchased in the market by Batiss, a Guernsey-registered entity owned by a charitable trust, which is independent of the Xstrata Group.

[(3)] AXA Investment Managers UK Limited ("AXA") notified the Company on 23 January 2006 that AXA holds a beneficial interest in 1,913,783 Ordinary Shares or approximately 0.30% of the issued ordinary share capital of the Company and a non-beneficial interest in 68,561,916 Ordinary Shares or approximately 10.58% of the issued ordinary share capital of the Company. In total, AXA is therefore deemed to have an interest in 70,475,699 Ordinary Shares, representing approximately 10.88% of the issued ordinary share capital of the Company.

The Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

None of the major shareholders referred to above has different voting rights from other Shareholders.

2. Significant changes

Partnership with Kagiso Trust Investments

In February 2006, the Xstrata Group announced its agreement to form a black economic empowerment partnership with Kagiso Trust Investments ("Kagiso") in respect of the Xstrata Group's 50% interest in the Mototolo Joint Venture.

The Mototolo Joint Venture was established by the Xstrata Group and Anglo Platinum in October 2005 to develop a platinum group metals ("PGM") mine and concentrator on the Eastern Limb of the Bushveld Complex in Mpumalanga, South Africa.

Kagiso will acquire 26% of Xstrata's 50% interest in the joint venture, resulting in Kagiso owning a fully participative 13% interest in the earnings from the Mototolo Joint Venture, in return for funding its proportionate share of the total capital expenditure required for the project. The Xstrata Group will retain an effective 37% interest. On finalisation, Kagiso's participation will be effective retrospectively from the inception of the Mototolo Joint Venture.

The total capital expenditure for the project is estimated at ZAR1,350 million (approximately US$215 million) to commissioning, of which the Xstrata Group's share is 37%. The Xstrata Group's investment is expected to be made over the next two years and funded from the Xstrata Group's free cash flow.

Agreement to establish ARM Coal

Also in February 2006, the Xstrata Group announced the agreement of the Xstrata Group and African Rainbow Minerals Limited ("ARM") to establish a new black controlled coal mining company to be called ARM Coal, which will have operating assets and growth projects in South Africa and participate in the export and domestic thermal coal markets.

Under the agreement, on completion ARM will pay ZAR400 million (approximately US$64 million) to subscribe for 51% and the Xstrata Group will pay ZAR384 million (approximately US$61 million) to subscribe for 49% of the issued share capital of ARM Coal, which will hold a 20% interest in the existing coal operations of Xstrata Coal South Africa, and a direct 51% interest in the Goedgevonden project. ARM Coal will therefore acquire an immediate effective interest of more than 26% in the Xstrata Group's South African coal operations. Xstrata has agreed to provide vendor financing to ARM Coal and, to advance ARM's participation in the South African coal industry, has also agreed to grant ARM an option to

increase its participation by up to a further 10%. This would result in historically disadvantaged South African control of 36% of Xstrata's South African coal business.

Under this transaction, which is valued in aggregate at approximately ZAR2.4 billion (approximately US$382 million), ARM Coal will subscribe for participating preference shares ("Preference Shares") in the capital of Xstrata South Africa (Proprietary) Limited ("Xstrata South Africa") for a cash consideration of ZAR784 million (approximately US$125 million), by applying the subscription proceeds received from the Xstrata Group and ARM for its ordinary shares. The Preference Shares will entitle ARM Coal to participate in 20% of the free cash flow of Xstrata South Africa's existing coal operations. Dividends received from the Preference Shares will flow directly to ARM Coal's shareholders.

For the purposes of this transaction, ZAR4 billion (approximately US$636 million) of debt has been attributed to Xstrata South Africa's existing coal operations. This debt will bear interest at the prime overdraft rate of interest quoted publicly by the Standard Bank of South Africa (the "prime rate") and will be repaid over a ten-year period following a five-year vendor facilitation period during which no interest will accrue and no principal will be required to be repaid. Xstrata South Africa will provide debt funding of ZAR765 million (approximately US$122 million) to ARM Coal in order to fund its acquisition of the 51% interest in the Goedgevonden project. This debt will bear interest at the prime rate and the repayment period will be linked to the underlying cash flows of ARM Coal.

Furthermore, Xstrata South Africa will provide the project funding required to bring the Goedgevonden project into commission. The project funding is expected to peak at approximately ZAR2.3 billion (approximately US$366 million) and will be repayable over ten years following an eight-year vendor facilitation period. During this eight-year period, no interest will accrue and no principal will be required to be repaid in respect of Xstrata South Africa's portion of the project funding and ARM Coal will be entitled to share in this benefit. The project funding will bear interest at the prime rate.

In order for ARM to gain immediate access to cash flows, a cash upstream principle will be applied for the first five years following completion of the transaction, whereby 20% of Goedgevonden's operating cash flow will be distributed to the joint venture parties according to their respective interests. The remaining 80% of the operating cash flow will be utilised towards the servicing of the project funding debt. Furthermore, 80% of the operating cash flow received from the Goedgevonden project by ARM Coal will be used to service ARM Coal's debt of ZAR765 million and the remaining 20% will be distributed to the shareholders of ARM Coal.

The transaction, which is expected to complete in mid-2006, is subject to certain conditions precedent, including, amongst other things, obtaining the necessary regulatory approvals under the South African Exchange Control Regulations and the South African Competition Act.

Other than as outlined in this paragraph 2 above, there has been no significant change in the financial or trading position of the Xstrata Group since 31 December 2005, the date to which the latest published unaudited financial information of the Xstrata Group was prepared as included in the Preliminary Results Announcement.

3. Material contracts

The following contracts are the only contracts (not being contracts entered into in the ordinary course of business) that (i) in the opinion of the Company may be relevant to Shareholders in making a properly informed assessment of how to vote on the Resolution; and (ii) (A) have been entered into by Xstrata or any member of the Xstrata Group within the two years immediately preceding the date of this document which are or may be material to the Xstrata Group or (B) have been entered into by Xstrata or any member of the Xstrata Group at any other time and which contain provisions under which Xstrata or any member of the Xstrata Group has an obligation or entitlement that is material to the Xstrata Group as at the date of this document:

(a) the Acquisition Agreement, details of which are provided in Part III – "Principal Terms of the Proposed Acquisition"; and

(b) the Relationship Agreement, details of which are provided in paragraph 3 of Part IV – "The Xstrata Group's Relationship with Glencore – Relationship with controlling shareholder".

4. Consent

Rothschild has given and not withdrawn its written consent to the inclusion in this document of statements attributed to it and references to its name in the form and context in which they appear.

Barlow Jonker has given and not withdrawn its written consent to the inclusion in this document of its name and references to it and cost curve information produced by it in the form and context in which they appear.

5. Bases and sources

Xstrata and Cerrejón operate in industries in which it is difficult in certain cases to obtain precise industry and market information. Unless the source is otherwise stated:

- the industry and market data in this document have been extracted without material amendment from the Company's and Cerrejón's management records;
- the non-financial operating data included in this document have been extracted without material amendment from the Company's and Cerrejón's management records;
- the financial information included in this document or incorporated into this document by reference in respect of the Xstrata Group has been extracted without material amendment from the financial statements contained in the Preliminary Results Announcement, the Interim Report, the Annual Reports and Accounts and the Company's accounting records; and
- the financial information included in this document in respect of Cerrejón and the Cerrejón Business has been extracted without material amendment from the audited financial statements in respect of Cerrejón and Cerrejón's accounting records.

6. Documents available for inspection

Copies of the following documents are available for inspection, during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) from the date of this document up to and including the date of conclusion of the Extraordinary General Meeting, at the offices of Freshfields Bruckhaus Deringer, 65 Fleet Street, London EC4Y 1HS:

(a) the memorandum and articles of association of the Company;

(b) the Annual Reports and Accounts of Xstrata, including the audited consolidated accounts and the independent auditors' reports, for each of the years ended 31 December 2003 and 31 December 2004;

(c) the Interim Report of Xstrata, including unaudited consolidated accounts for the six months ended 30 June 2005;

(d) the Preliminary Results Announcement of Xstrata, including unaudited consolidated accounts for the year ended 31 December 2005;

(e) the consent letters referred to in paragraph 4 of this Part V; and

(f) a copy of this document.

The above documents will also be available at Congress Center Metalli, Parkhotel Zug, 6300 Zug, Switzerland and the registered office of the Company, 4th Floor, Panton House, 25/27 Haymarket, London SW1Y 4EN, UK, from at least 15 minutes prior to the Extraordinary General Meeting until the conclusion of that meeting.

Dated: 23 March 2006

Definitions

"Acquisition Agreement"	the sale and purchase agreement dated 1 March 2006 (as amended on 15 March 2006) between Glencore International and Xstrata (Schweiz) AG, which became effective on 15 March 2006 in relation to the Proposed Acquisition, pursuant to which the Purchasers have conditionally agreed to purchase, and the Vendors have conditionally agreed to sell, and procure the transfer of, the entire issued share capital of the Cerrejón Target Companies and the share held by a Glencore nominee in one of the Cerrejón Operating Companies
"Anglo American"	Anglo American plc
"Annual Reports and Accounts"	the annual reports and accounts of Xstrata for the financial years ended 31 December 2003 and 31 December 2004
"ARS"	the lawful currency of Argentina
"Articles"	the articles of association of the Company
"A$"	the lawful currency of Australia
"associated undertaking"	has the meaning given in paragraph 20(1) of Schedule 4A to the Companies Act
"Asturiana"	Asturiana de Zinc, S.A., a company incorporated in Spain with limited liability
"Australia"	the Commonwealth of Australia
"Barlow Jonker"	Barlow Jonker Pty Limited
"Batiss"	Batiss Investments Limited
"BHP Billiton"	BHP Billiton plc and/or BHP Billiton Limited as the context may require
"CCSS"	the CREST Courier and Sorting Service established by CRESTCo to facilitate, amongst other things, the deposit and withdrawal of securities
"Cerrejón"	the Cerrejón coal mining operation in Colombia carried on by the Cerrejón Operating Companies
"Cerrejón Business"	Glencore's interests in Cerrejón held through the Cerrejón Target Companies and a Glencore nominee which, subject to the terms and conditions of the Acquisition Agreement, will be acquired by the Xstrata Group
"Cerrejón Operating Companies"	CMC Coal Marketing Company Ltd, Cerrejón Zona Norte S.A., Carbones del Cerrejón LLC and Cerrejón Coal (Bermuda) Ltd
"Cerrejón Target Companies"	Tironimus AG, Glencore Cerrejón Ltd and Perly Ltd
"CHF"	the lawful currency of Switzerland
"Circular" or "this document"	this circular issued by the Company and dated 23 March 2006

"City Code"	the City Code on Takeovers and Mergers
"Closing"	the completion of the sale and purchase of the shares in the Cerrejón Target Companies in accordance with the provisions of the Acquisition Agreement
"Colombian pesos" or "Colombian Pesos"	the lawful currency of Colombia
"Companies Act"	the Companies Act 1985, as amended
"Company" or "Xstrata"	Xstrata plc, a public limited company incorporated in England and Wales
"CREST"	the relevant system (as defined in the CREST Regulations) for the paperless settlement of trades in listed securities in the United Kingdom, of which CRESTCo is the operator (as defined in the CREST Regulations)
"CRESTCo"	CRESTCo Limited
"CREST Manual"	the rules governing the operation of CREST, consisting of the CREST Reference Manual, CREST International Manual, CREST Central Counterparty Service Manual, CREST Rules, Registrars Service Standards, Settlement Discipline Rules, CCSS Operations Manual, Daily Timetable, CREST Application Procedure and CREST Glossary of Terms (all as defined in the CREST Glossary of Terms promulgated by CRESTCo on 15 July 1996 and as amended since)
"CREST member"	a person who has been admitted by CRESTCo as a system-member (as defined in the CREST Regulations)
"CREST Regulations"	the Uncertificated Securities Regulations 2001 (SI 2001/3755)
"CREST sponsor"	a CREST participant admitted to CREST as a CREST sponsor
"CREST sponsored member"	a CREST member admitted to CREST as a sponsored member
"CSFB Equities"	Credit Suisse First Boston Equities Limited
"CSSEL"	Credit Suisse Securities (Europe) Limited
"Directors" or "Board"	the Executive Directors and Non-Executive Directors of Xstrata as at the date of this document
"Disclosure Rules"	the Disclosure Rules of the Financial Services Authority
"EBITDA"	in relation to the Xstrata Group, operating profit or loss from continuing operations before interest, tax, depreciation and amortisation and, in relation to Cerrejón, earnings before interest, tax, depreciation and amortisation
"ECMP"	Xstrata's independently-managed equity capital managment programme
"Effective Date"	1 January 2006
"EGM Notice"	the notice of the Extraordinary General Meeting set out at the end of this document

"Enlarged Group"	the Xstrata Group as enlarged, if the Proposed Acquisition completes in accordance with the terms and conditions of the Acquisition Agreement, by the Cerrejón Business
"Euro" or "€"	the currency introduced at the start of the third stage of the European economic and monetary union pursuant to the Treaty establishing the European Community, as amended
"Executive Directors"	the executive Directors of Xstrata
"Extraordinary General Meeting" or "EGM"	the extraordinary general meeting of the Company convened for Thursday, 20 April 2006 (including any adjournment thereof), notice of which is set out at the end of this document
"Financial Services Authority"	the UK Financial Services Authority
"Form of Proxy"	the form of proxy accompanying this document for use by Shareholders in respect of the EGM
"Glencore"	Glencore International and its subsidiaries and affiliates or, as the context requires, any subsidiary or affiliate thereof
"Glencore International"	Glencore International AG, a company incorporated in Switzerland with limited liability
"Glencore International Nominees"	the Xstrata Directors nominated by Glencore, currently being Messrs. Strothotte, Glasenberg and Issroff
"IFRS"	International Financial Reporting Standards
"Interim Report"	the unaudited interim report of Xstrata, including unaudited consolidated accounts for the six months ended 30 June 2005
"Irrevocable Undertaking Agreement"	the deed of irrevocable undertaking dated 28 February 2006 (as amended on 10 March 2006) between CSSEL and Xstrata, pursuant to which CSSEL has irrevocably undertaken in respect of 151,560,600 Ordinary Shares to vote in favour (or to procure the exercise of votes in favour) of the Resolution at the EGM
"£"	the lawful currency of the United Kingdom
"LIBOR"	London Inter Bank Offering Rate
"Listing Rules"	the Listing Rules of the Financial Services Authority
"London Stock Exchange"	London Stock Exchange plc
"Market Advisory Agreement"	the agreement entered into between members of the Xstrata Group and Glencore International whereby Glencore International acts as the Xstrata Group's market advisor with respect to expert production of coal, as described in paragraph 2 of Part IV – "The Xstrata Group's Relationship with Glencore – Commercial relationship"
"Non-Executive Directors"	the non-executive Directors of Xstrata

"Official List"	the Official List of the Financial Services Authority
"Ordinary Shares"	ordinary shares of US$0.50 each in the capital of Xstrata
"Preliminary Results Announcement"	the unaudited preliminary results announcement of Xstrata for the financial year ended 31 December 2005, published on 1 March 2006
"Proposed Acquisition"	the proposed acquisition by the Xstrata Group of the Cerrejón Business pursuant to the Acquisition Agreement
"Purchasers"	Xstrata Coal South America and Xstrata Coal Marketing
"Relationship Agreement"	the agreement dated 20 March 2002 between the Company and Glencore International, details of which are provided in paragraph 3 of Part IV – "The Xstrata Group's Relationship with Glencore – Relationship with controlling shareholder"
"Resolution"	the resolution set out in the EGM Notice in relation to the Proposed Acquisition
"Rothschild"	N M Rothschild & Sons (Australia) Limited
"Seez Trading"	Seez Trading Corp. Limited, a company incorporated in Bermuda with limited liability
"Shareholders"	holders of Ordinary Shares
"SIS"	SIS SegaInterSettle AG
"SIS System"	the system and/or facilities of SIS for the settlement of transactions in securities
"South Africa"	the Republic of South Africa
"Swiss Banks"	Credit Suisse, UBS AG, Zürcher Kantonalbank and certain other Swiss banks who are all SIS accountholders and through whom certain Swiss Shareholders hold their interests in Ordinary Shares
"UK GAAP"	accounting principles generally accepted in the United Kingdom
"United Kingdom" or "UK"	the United Kingdom of Great Britain and Northern Ireland
"United States" or "US"	the United States of America, its territories and possessions and any state of the United States and the District of Columbia
"US dollars" or "US Dollars" or "US$" or "cents"	the lawful currency of the United States
"US$m"	millions of US Dollars
"Vendors"	Glencore International and Seez Trading
"Xstrata" or the "Company"	Xstrata plc, a public limited company incorporated in England and Wales
"Xstrata AG"	Xstrata AG, a company formerly incorporated in Switzerland with limited liability which was dissolved at the time of the Xstrata Merger

"Xstrata AG Share Schemes"	the Xstrata AG Management and Employee Share Incentive Scheme (renamed the Xstrata Group Management Share Incentive Scheme following the Xstrata Merger), the Xstrata AG Directors' Option Scheme and the Xstrata AG Directors' Incentive Scheme (renamed the Xstrata Directors' Incentive Scheme following the Xstrata Merger)
"Xstrata Coal Marketing"	Xstrata Coal Marketing AG, a company incorporated in Switzerland with limited liability
"Xstrata Coal South America"	Xstrata Coal South America Ltd., a company incorporated in Bermuda with limited liability
"Xstrata Group"	Xstrata and its subsidiaries and subsidiary undertakings and, where the context requires, its associated undertakings
"Xstrata Merger"	the merger of Xstrata AG and the Company on 25 March 2002 pursuant to which the Company became the ultimate holding company of the Xstrata Group
"Xstrata (Schweiz) AG"	Xstrata (Schweiz) AG, a company incorporated in Switzerland with limited liability
"Xstrata Share Schemes"	the Xstrata Long Term Incentive Plan, the Xstrata AG Share Schemes, the option granted to Mr Davis in September 2001 and the option granted to Mr Reid in January 2002
"Xstrata South Africa"	Xstrata South Africa (Proprietary) Limited, a company incorporated in South Africa with limited liability
"ZAR"	the lawful currency of South Africa

Glossary of technical terms

"bituminous"	a measure of coal rank. It is a measure of the degree of metamorphosis or change from the original plant or vegetative state
"calorific value"	the heat of combustion of a unit quantity of coal. It is expressed in British Thermal Units per pound (Btu/Lbi), kilocalories per kilogramme (kcal/kg) or mega joules per kilogramme (MJ/kg). The gross calorific value includes all heat of vaporisation of water. Net calorific value assumes that all water is in the vapour phase
"CGG"	continuous galvanising grade, zinc ingot
"coke"	bituminous coal from which the volatile components have been removed
"coking coal"	coal used to create coke – which is consumed in the steel reduction process
"Competent Person"	a person who is a Member or Fellow of The Australasian Institute of Mining and Metallurgy or of the Australian Institute of Geoscientists, or of a 'Recognised Overseas Professional Organisation' (ROPO) included in a list promulgated from time to time
"concentrate"	material that has been processed to increase the content of contained material or mineral relative to the contained waste
"continuous miner"	mining machine designed to remove coal from the face with the use of cutting machines and to load that coal into shuttle cars or onto conveyors
"CPT"	carriage paid to
"ferrovanadium"	an alloy of iron and vanadium
"FOB"	free on board
"grade"	the quality of an ore, alloy or metal, usually expressed as a percentage of the primary element
"inferred resources"	a mineral resource inferred from geoscientific evidence, drill holes, underground openings or other sampling procedures where the lack of data is such that continuity cannot be predicted with confidence and where geoscientific data may not be known with a reasonable level of reliability
"JORC Code"	the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves
"kt"	thousand tonnes
"LME"	London Metal Exchange
"measured resources"	the resources for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence
"Mt"	million tonnes

"Mtpa"	million tonnes per annum
"open cut" or "open pit"	method of mining where overlying strata overburden is removed, and ore is extracted directly, without the use of underground workings as the primary means of extraction
"ore"	a mineral or mineral aggregate containing precious or useful minerals in such quantities, grade and chemical combination to make extraction commercially profitable
"plant"	fixed or moveable equipment required in the process of winning or processing the ore
"pound"	Imperial pound, equivalent to 0.4536 kilogrammes
"probable reserves"	measured and/or indicated resources which are not yet proven but of which detailed technical and economic studies have demonstrated that extraction can be justified at the time of determination and under specific economic conditions
"proved reserves"	measured mineral resources of which detailed technical and economic studies have demonstrated that extraction can be justified at the time of determination and under specific economic conditions
"recoverable reserves"	where relating to coal, the tonnages of in-situ reserves that are expected to be recovered. i.e. that portion of the seam which will be extracted
"reserves"	those parts of mineral resources for which sufficient information is available to enable detailed or conceptual mine planning and for which such planning has been undertaken. Reserves are classified as either proved or probable
"resources"	all of the potential minerals in a defined area based on points of observation and extrapolations from those points. Potential minerals are defined as minerals which have been or could be beneficiated to give a quality acceptable for commercial usage in the foreseeable future and excludes minor mineral occurrences
"ROM reserves" or "Run of Mine reserves"	as mined reserves, taking into account geological losses, mining losses, contamination and as mined moisture adjustments
"saleable reserves"	reserves adjusted for yield losses in the preparation plant (if applicable) and converted to a saleable moisture basis
"SHG"	special high grade, zinc ingot of 99% purity
"smelting"	thermal processing whereby molten metal is liberated from beneficiated ore or concentrate with impurities speared as lighter slag
"spot price"	the current price of a metal for immediate delivery
"thermal coal"	coal used in generating steam for electricity production
"t" or "tonne"	metric tonne, equivalent to 2,204.62 pounds
"tonnage"	number of tonnes
"waste"	rock lacking sufficient grade and/or other characteristics or ore to be economic
"wmt"	wet metric tonnes
"zinc concentrate"	product of flotation process typically ranging in zinc content between 45% and 60%

Xstrata plc

(incorporated in England and Wales under the Companies Act 1985, with registered number 4345939)

Notice of Extraordinary General Meeting

NOTICE is hereby given that an Extraordinary General Meeting of Xstrata plc (the "Company") will be held at Congress Center Metalli, Parkhotel Zug, 6300 Zug, Switzerland on Thursday, 20 April 2006 at 11.00 a.m. (Central European Summer Time), with a satellite meeting held concurrently at the registered office of the Company, 4th Floor, Panton House, 25/27 Haymarket, London SW1Y 4EN, UK, at 10.00 a.m. (British Summer Time), on Thursday, 20 April 2006 to consider and, if thought fit, pass the following resolution to be proposed as an ordinary resolution:

THAT, the Proposed Acquisition (as defined in the circular from the Company to its shareholders dated 23 March 2006 (the "Circular")) on the terms and subject to the conditions of the Acquisition Agreement (as defined in the Circular), a copy of which is produced to the meeting and, for identification purposes, initialled by the chairman of the meeting, be and is hereby approved and that the board of directors of the Company (or any duly constituted committee of the board of directors of the Company) be and is hereby authorised to take all such steps as it considers necessary, expedient or desirable to effect the Proposed Acquisition or otherwise in connection with the Proposed Acquisition and any matter incidental to the Proposed Acquisition and to waive, amend, vary, revise or extend (to such extent as shall not constitute a material amendment in the context of the Proposed Acquisition as a whole) any of such terms and conditions as it may consider to be appropriate.

By order of the Board

Richard Elliston
Secretary

Registered Office:
4th Floor, Panton House,
25/27 Haymarket,
London SW1Y 4EN,
United Kingdom

23 March 2006

Note 1
A member entitled to attend and vote at the Extraordinary General Meeting (the "EGM") is entitled to appoint one or more proxies to attend and vote instead of them. The proxy need not also be a member of the Company. A proxy of a member's own choice may be appointed by inserting the proxy's name on the Form of Proxy in the space provided. If a Form of Proxy is returned without an indication as to how the proxy shall vote on the Resolution, the proxy will exercise his/her discretion as to whether, and if so how, he/she votes on the Resolution.

Note 2
To be valid, a Form of Proxy and, if applicable, any authority under which it is signed, or a copy of such authority certified in accordance with the Company's Articles of Association, must be lodged at the offices of Computershare Investor Services PLC, PO Box 1075, The Pavilions, Bristol, BS99 3FA UK, not later than (i) 10.00 a.m. (British Summer Time) on Tuesday, 18 April 2006; or (ii) not less than 48 hours before the time of any adjourned meeting; or (iii) where a poll is taken more than 48 hours after it is demanded, after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll. Where a poll is not taken forthwith but is taken not more than 48 hours after it was demanded, a Form of Proxy may be valid if it is delivered at the meeting at which the poll was demanded to the chairman of the meeting or to the Company Secretary or to any Director. CREST members may also choose to utilise the CREST electronic proxy appointment service in accordance with the procedures set out in Note 13. The lodging of the Form of Proxy (or the electronic appointment of a proxy) will not preclude Shareholders from attending and voting in person at the EGM, should they so wish.

Note 3
To be valid, a Form of Proxy must be signed by the holder or any person duly authorised by the holder or, if the holder is a corporation, executed by a duly authorised person or under its common seal or in any other manner authorised by its constitution.

Note 4
In the case of joint holders, the signature of any one holder is sufficient. If more than one holder lodges a Form of Proxy only that of the holder first named on the Company's Register of Members will be regarded as valid.

Note 5
Any alteration made to a Form of Proxy should be initialled.

Note 6
The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those Shareholders registered in the Register of Members of the Company as at 6.00 p.m. (British Summer Time) on Tuesday, 18 April 2006 (or, in the event that the EGM is adjourned, in the Register of Members 48 hours before the time of any adjourned meeting(s)) shall be entitled to attend or vote at the EGM in respect of the number of Ordinary Shares registered in their name at that time. Changes to entries on the Register of Members after 6.00 p.m. (British Summer Time) on Tuesday, 18 April 2006 (or, in the event that the EGM is adjourned, on the Register of Members 48 hours before the time of any adjourned meeting(s)) shall be disregarded in determining the rights of any person to attend or vote at the meeting.

Note 7
The Resolution, being an ordinary resolution, will be decided by a show of hands unless a poll is demanded in a manner permitted by the Company's Articles of Association.

Note 8
On a show of hands, each member present in person or by proxy has one vote. If a person holds more than one proxy to vote in different ways, then that person may vote For and Against on a show of hands, although this will only count as one vote in each sense, without regard to the number of shares in respect of which the proxy has been appointed.

Note 9
As permitted by the Company's Articles of Association, the chairman of the meeting (or at least five members present in person or by proxy having the right to vote at the EGM or any member or members present in person or by proxy representing not less than one-tenth of the total voting rights of all the members having the right to vote at the EGM) may

demand a poll. On a poll, each member present in person or by proxy has one vote for each fully paid Ordinary Share of which he is a holder.

Note 10
As permitted by the Company's Articles of Association, a proxy appointment will (a) include the right: (i) to demand, or join in demanding, a poll; (ii) to speak at a meeting; and (iii) to vote on any amendment of a Resolution as the proxy thinks fit; and (b) (unless it provides to the contrary) be valid for any adjournment of a meeting.

Note 11
As permitted by the Company's Articles of Association, members present in person or by proxy at the satellite meeting will be counted in the quorum for the meeting and entitled to vote.

Note 12
A proxy appointment which is not delivered or received in accordance with these notes and the Company's Articles of Association shall be invalid. When two or more valid proxy appointments are delivered or received in respect of the same share for use at the EGM, the one which was executed last shall be treated as replacing and revoking the others as regards that share; if the Company is unable to determine which was executed last, none of them shall be treated as valid in respect of that share.

Note 13
CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the EGM to be held on Thursday, 20 April 2006 and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by Computershare Investor Services PLC (ID 3RA50) by (i) 10.00 a.m. (British Summer Time) on Tuesday, 18 April 2006; or (ii) not less than 48 hours before the time of any adjourned meeting; or (iii) where a poll is taken more than 48 hours after it is demanded, after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which Computershare Investor Services PLC is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After such time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in accordance with the provisions of the Uncertificated Securities Regulations 2001.

Note 14
Unless the context otherwise requires, terms used in this EGM Notice have the meanings ascribed to them in the section headed "Definitions and Glossary of Technical Terms" of the Circular issued by the Company on 23 March 2006.

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xstrata

Xstrata plc Bahnhofstrasse 2 PO Box 102 6301 Zug Switzerland
Tel +41 41 726 6070 Fax +41 41 726 6089 www.xstrata.com